As filed with the Securities and Exchange Commission on November 18, 2011

Registration No. 333-176260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROSE ROCK MIDSTREAM, L.P.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4610	45-2934823
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, Oklahoma 74136-4216

(918) 524-8100

(Address, including Zip Code, and Telephone Number, including Area Code, of

Registrant’s Principal Executive Offices)

Candice L. Cheeseman

General Counsel

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, Oklahoma 74136-4216

(918) 524-8100

(Name, Address, including Zip Code, and Telephone Number, including Area

Code, of Agent for Service)

Copies to:

G. Michael O’Leary William J. Cooper Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Joshua Davidson Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 18, 2011

PROSPECTUS

Rose Rock Midstream, L.P.

                Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units. We are offering              common units in this offering. We currently estimate that the initial public offering price will be between $             and $             per common unit. Prior to this offering, there has been no public market for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol “RRMS” subject to official notice of issuance.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 21.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of crude oil, which is dependent on certain factors beyond our control. Any decrease in the volumes of crude oil that we gather, transport, store and market could adversely affect our business and operating results.

•	Our profitability depends on the demand for crude oil in the markets we serve.

•

SemGroup Corporation, or SemGroup, owns and controls Rose Rock Midstream GP, LLC, our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment.

•	SemGroup is not limited in its ability to compete with us and is not obligated to offer us the opportunity to acquire additional assets or businesses.

•	Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

•	Holders of our common units will have limited voting rights and will not be entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they will not initially be able to remove our general partner without its consent.

•	Your share of our income will be taxable to you for U.S. federal income tax purposes even if you do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$

Underwriting discount and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	Excludes an aggregate structuring fee equal to 0.5% of the gross proceeds of this offering, or approximately $ , payable by us to Barclays Capital Inc. and LCT Capital, LLC. Please see “Underwriting” beginning on page 196.

We have granted the underwriters a 30-day option to purchase up to an additional              common units on the same terms and conditions as set forth above if the underwriters sell more than              common units in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2011, through the book entry facilities of The Depository Trust Company.

Barclays Capital	Citigroup	Deutsche Bank Securities

UBS Investment Bank

Baird

Prospectus dated                     , 2011

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, our common units only in jurisdictions in which offers and sales are permitted.

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The data included in this prospectus regarding the midstream crude oil industry, including descriptions of trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers and trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which our business operates.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical combined financial statements, the pro forma financial statements and the related notes included elsewhere herein. The information presented in this prospectus assumes (1) an initial public offering price of $               per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 21 for more information about important risks that you should consider carefully before investing in our common units. We include a glossary of some of the terms used in this prospectus as Appendix B.

Unless the context otherwise requires, references in this prospectus to (i) the “partnership,” “we,” “our,” “us” or like terms, when used in a historical context, refer to our predecessor, and when used in the present tense or prospectively, refer to Rose Rock Midstream, L.P. and its subsidiaries; (ii) “SemGroup” refer to SemGroup Corporation (NYSE: SEMG) and its subsidiaries and affiliates, other than our general partner and us; (iii) “Rose Rock Midstream GP” or our “general partner” refer to Rose Rock Midstream GP, LLC; and (iv) “unitholders” refer to our common and subordinated unitholders, and not our general partner. For a description of the entities comprising our “predecessor,” please see page 16.

Rose Rock Midstream, L.P.

Overview

We are a growth-oriented Delaware limited partnership recently formed by SemGroup to own, operate, develop and acquire a diversified portfolio of midstream energy assets. We are engaged in the business of crude oil gathering, transportation, storage and marketing in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas. We serve areas that are experiencing strong production growth and drilling activity through our exposure to the Bakken Shale in North Dakota and Montana, the Denver-Julesburg (DJ) Basin and the Niobrara Shale in the Rocky Mountain region, and the Granite Wash and the Mississippian oil trend in the Mid-Continent region. The majority of our assets are strategically located in or connected to the Cushing, Oklahoma crude oil marketing hub. Cushing is the designated point of delivery specified in all NYMEX crude oil futures contracts and is one of the largest crude oil marketing hubs in the United States. We believe that our connectivity in Cushing and our numerous interconnections with third-party pipelines, refineries and storage terminals provide our customers with the flexibility to access multiple points for the receipt and delivery of crude oil.

For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based services or fixed-margin transactions. For a definition of adjusted gross margin and a reconciliation of adjusted gross margin to operating income (loss), its most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP, please see “—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 19.

Our Assets and Operations

Cushing Storage. We own and operate a storage terminal in Cushing with over 5.0 million barrels of crude oil storage capacity, approximately 95% of which is committed under long-term, third-party contracts which provide for fixed fees that are not dependent on actual usage. We are currently constructing an additional 1.95 million barrels of storage capacity that is scheduled to be placed into service before the end of 2012 and is backed by a third-party, five-year contract that will commence on the in-service date of the new storage capacity. Our storage terminal has interconnections with all of the other major storage terminals in Cushing and has a combined throughput capacity to receive or deliver 240,000 barrels of crude oil per day. Our existing storage contracts had a weighted average remaining life of 4.3 years as of September 30, 2011, and none of our third-party contracts expire before 2015.

Kansas and Oklahoma Pipelines and Storage. We own and operate an approximately 640-mile crude oil gathering and transportation pipeline system and 670,000 barrels of associated storage in Kansas and northern Oklahoma. This system gathers crude oil from multiple receipt points throughout the region and delivers it to pipelines, refineries and our Cushing terminal, thereby providing our customers with multiple delivery options. During 2010, we transported an average of approximately 31,000 barrels per day, and during the nine months ended September 30, 2011, we transported an average of approximately 34,800 barrels per day.

Bakken Shale Operations. We own and operate a crude oil gathering, storage, transportation and marketing business in the Bakken Shale area in western North Dakota and eastern Montana. Using our fleet of trucks and capacity on the Enbridge North Dakota System, we purchase crude oil at the wellhead and transport and market it to customers, primarily at the Clearbrook, Minnesota crude oil marketing hub. During the nine months ended September 30, 2011, we handled and marketed an average of approximately 6,200 barrels per day.

Platteville Facility. We own and operate a modern, ten-lane crude oil truck unloading facility in Platteville, Colorado, which connects to the origination point of SemGroup’s White Cliffs Pipeline. This facility is utilized by producers, marketers and refiners to deliver crude oil into the White Cliffs Pipeline for transport to our terminal in Cushing. The facility also includes 120,000 barrels of crude oil storage capacity. We currently have an additional 100,000 barrels of storage capacity under construction and expect to build six additional truck unloading lanes and 10,000 barrels of additional storage capacity at the facility by the end of 2012. Throughput at the facility averaged 25,800 barrels per day and 31,600 barrels per day for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively.

How We Generate Adjusted Gross Margin

We generate adjusted gross margin by providing fee-based services, by entering into fixed-margin transactions and through marketing activities.

Fee-Based Services. We charge a capacity or volume-based fee for the unloading, transportation and storage of crude oil and related ancillary services. Our fee-based services include substantially all of our operations in Cushing and Platteville and a portion of the transportation services we provide on our Kansas and Oklahoma pipeline system. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 79% and 59% of our adjusted gross margin, respectively, was generated by providing fee-based services to customers.

Fixed-Margin Transactions. We purchase crude oil from a producer or supplier at a designated receipt point at an index price less a transportation fee, and simultaneously sell an identical volume of crude oil at a designated delivery point to the same party at the same index price, thereby locking in a fixed margin that is in effect economically equivalent to a transportation fee. We refer to these arrangements as “fixed-margin” or “buy/sell” transactions. These fixed-margin transactions account for a portion of the adjusted gross margin we generate on our Kansas and Oklahoma pipeline system and through our Bakken Shale operations. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 6% and 14% of our adjusted gross margin, respectively, was generated through fixed-margin transactions.

Marketing Activities. We conduct marketing activities by purchasing crude oil for our own account from producers, aggregators and traders and selling crude oil to traders and refiners. We mitigate the commodity price exposure of our crude oil marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create “back-to-back” transactions intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts.

All of our marketing activities are subject to our comprehensive risk management policy, which establishes limits in order to manage risk and mitigate financial exposure. Our marketing activities account for a portion of the adjusted gross margin we generate on our Kansas and Oklahoma pipeline system and through our Bakken Shale operations. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 15% and 27% of our adjusted gross margin, respectively, was generated through marketing activities.

Industry Trends

According to the Energy Information Administration, or EIA, U.S. annual crude oil consumption is expected to grow by 13.8% between 2009 and 2035, from 17.1 million barrels per day to 19.4 million barrels per day. According to the EIA, Cushing shell storage capacity more than doubled to 57.9 million barrels, with working capacity of 48.0 million barrels, from 2004 to March 2011. At any given time, Cushing holds 5% to 10% of the total U.S. crude oil inventory.

Midstream assets like ours provide the vital link between producers and end users of crude oil. In particular, with its multiple inbound and outbound pipeline interconnections, Cushing serves as a significant source of refinery feedstock for Mid-Continent refiners and plays an integral role as a liquidity point in establishing and maintaining markets for many varieties of foreign and domestic crude oil. Recently, Cushing has experienced a shortfall in takeaway pipeline capacity, which has been cited as a principal reason for the decline in the WTI Index price used at Cushing compared to other crude oil price indices. We believe that if and when any of several planned takeaway pipeline expansion projects are completed, this price differential will narrow and Cushing will remain the predominant benchmarking and transportation hub for crude oil in the United States.

The Bakken Shale, the DJ Basin and the Niobrara Shale have emerged as highly attractive areas targeted by upstream companies utilizing horizontal drilling technologies. According to North Dakota state statistics, Bakken Shale oil production has increased steadily from 28 million barrels in 2008 to 86 million barrels in 2010. The Niobrara Shale is in the early stages of exploration, but a United States Geological Survey, or USGS, study estimated mean undiscovered hydrocarbons from the Niobrara Shale in the DJ Basin at 127 million barrels of oil equivalent. Upstream companies have also been applying horizontal drilling technologies to proven plays that have traditionally been drilled with vertical wells, such as the Granite Wash and Mississippian oil trend. According to industry research, the application of horizontal drilling techniques to these established plays is expected to increase production volumes in the coming years.

Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the ongoing stability of our business. We expect to achieve this objective through the following strategies:

•

Capitalizing on organic growth opportunities associated with our existing assets. We seek to identify and evaluate economically attractive organic expansion and asset enhancement opportunities that leverage our existing asset footprint and strategic relationships with our customers. We are currently (i) constructing an additional 1.95 million barrels of crude oil storage capacity at Cushing, (ii) expanding capacity on portions of our Kansas and Oklahoma pipeline system through de-bottlenecking projects, (iii) evaluating additional markets for our Bakken Shale operations and (iv) constructing an additional 100,000 barrels of storage capacity, and planning for the construction of six additional truck unloading lanes and an additional 10,000 barrels of storage capacity, at our Platteville facility.

•

Growing our business through strategic and accretive asset acquisitions from third parties and SemGroup. We plan to pursue accretive acquisitions from SemGroup and third parties of midstream energy assets that are complementary to our existing asset base or that provide attractive potential returns in new operating regions or business lines.

•

Focusing on stable, fee-based services and fixed-margin transactions. We focus on opportunities to provide midstream services under fee-based arrangements and fixed-margin transactions, which minimize our direct exposure to commodity price fluctuations.

•

Mitigating commodity price exposure. We mitigate the commodity price exposure of substantially all our crude oil marketing operations by entering into “back-to-back” transactions, which are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered, and through the use of derivative contracts.

•

Maintaining financial flexibility and utilizing leverage prudently. We plan to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to execute on our identified growth projects, as well as pursue additional growth projects and acquisitions, even in challenging market environments. We will have minimal debt at the closing of this offering and expect to have $         million of available capacity under our revolving credit facility.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our principal business objective:

•

Strategically located assets that provide a strong platform for growth and operational flexibility to our customers. The majority of our assets are located in or connected to Cushing, and our numerous interconnections to other terminals and pipelines provide our customers with multiple options for the receipt and delivery of crude oil. We believe that we are well positioned to take advantage of both the increased throughput at Cushing that is expected to result from the construction of additional transportation capacity to and from the hub and the growing production in the Bakken Shale, DJ Basin, Niobrara Shale, Granite Wash and Mississippian oil trend.

•

Modern crude oil storage and unloading assets. Our Cushing storage tanks and our Platteville facility have all been placed into service since the beginning of 2009. The recent construction of these facilities results in reduced maintenance costs, and we believe that customers prefer the additional reliability and safety that is generally associated with newer assets.

•

Stable cash flow. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based services and fixed-margin transactions. Our fee-based and fixed-margin activities mitigate our exposure to margin fluctuations caused by commodity price volatility.

•

Affiliation with SemGroup. We believe that our relationship with SemGroup strengthens our ability to make strategic acquisitions and to access other business opportunities. In addition, we believe that SemGroup, as the owner of a substantial interest in us, will be motivated to promote and support the successful execution of our business strategies.

•

Experienced, knowledgeable management team with a proven track record. Our management team has an average of over 27 years of experience in the energy industry, including in building, acquiring, integrating and operating midstream assets. In addition, our management team has established strong relationships throughout the U.S. upstream and midstream industries, which we believe will be beneficial to us in pursuing acquisition and organic expansion opportunities.

Recent Developments

Announcement by Plains All American Pipeline, L.P. On October 24, 2011, Plains All American Pipeline, L.P. (“Plains”) announced that it had made an unsolicited proposal to acquire all of the outstanding shares of SemGroup for $24.00 per share in cash. On October 24, 2011, SemGroup announced that it had rejected the Plains proposal and that its board of directors had previously reviewed the proposal and had determined that it substantially undervalued SemGroup. The announcement also noted that SemGroup’s board of directors is willing to consider any transaction that reflects the full and fair value of SemGroup’s current business and future prospects. On November 16, 2011, Plains reiterated its proposal to acquire all of the outstanding shares of SemGroup for $24.00 in cash. On November 17, 2011, SemGroup announced that its board of directors had reviewed the Plains proposal and found that the Plains proposal substantially undervalues SemGroup and its future prospects. The board of directors reiterated that it is willing to consider any transaction that reflects the full and fair value of SemGroup’s current business and future prospects.

Additional proposals to acquire SemGroup, from Plains or other parties, may be received by SemGroup, and SemGroup may enter into an agreement with respect to such a transaction, at any time. Plains or other third parties may also seek to gain control of SemGroup through other methods, including tender offers, consent solicitations or proxy contests. Please see “Our general partner interest or the control of our general partner or SemGroup may be transferred to a third party without unitholder consent. In addition, SemGroup has received an unsolicited proposal to acquire all of its common stock. A change in control of SemGroup or our general partner could result in a change in our business strategy that does not favor our unitholders or could otherwise have a material adverse effect on our business” on page 37.

Our Relationship with SemGroup

One of our principal strengths is our relationship with SemGroup. SemGroup provides gathering, transportation, processing, storage, distribution, marketing and other midstream services primarily to independent oil and natural gas producers, refiners of petroleum products and other market participants located in the Mid-Continent and Rocky Mountain regions of the United States and in Canada, Mexico and the United Kingdom. Since 2008, SemGroup has taken numerous steps to restructure its business portfolio and to shift away from trading activities and toward a business heavily weighted in fee-based and fixed-margin activities. As of November 15, 2011, excluding the assets being contributed to us in connection with this offering, SemGroup had a midstream asset portfolio that included, among other assets:

•	a 51% interest in the White Cliffs Pipeline, which SemGroup operates;

•	a 7.5% interest in NGL Energy Holdings LLC, the general partner of NGL Energy Partners LP;

•	8.93 million common units of NGL Energy Partners LP;

•	more than 1,400 miles of natural gas and natural gas liquid, or NGL, transportation, gathering and distribution pipelines in Arizona, Arkansas, Kansas, Montana, Oklahoma and Texas and Alberta, Canada;

•	8.7 million barrels of owned multiproduct storage capacity located in the United Kingdom;

•	14 asphalt terminals in Mexico;

•	majority interests in four natural gas processing plants located in Alberta, Canada, with a combined operating capacity of 654 million cubic feet per day, or MMcf/d; and

•	three natural gas processing plants located in Oklahoma and Texas, with a combined operating capacity of 78 MMcf/d.

SemGroup’s Class A common stock trades on the New York Stock Exchange, or NYSE, under the symbol “SEMG.”

Following the completion of this offering, SemGroup will continue to own and operate a substantial portfolio of midstream assets and will retain a significant interest in us through its ownership of a               % limited partner interest and 2.0% general partner interest in us, as well as all of our incentive distribution rights. Given SemGroup’s significant ownership in us following this offering, we believe that SemGroup will be motivated to promote and support the successful execution of our business strategies, including through the potential contribution of additional midstream assets to us over time and the facilitation of accretive acquisitions, although SemGroup is under no obligation to offer any assets or business opportunities to us or accept any offer for its assets that we may choose to make. SemGroup constantly evaluates acquisitions and dispositions and may elect to acquire or dispose of assets in the future without offering us the opportunity to purchase those assets. SemGroup has retained such flexibility because it believes it is in the best interests of its shareholders to do so. We cannot say with any certainty which, if any, opportunities to acquire assets from SemGroup may be made available to us or if we will choose to pursue any such opportunity. Moreover, the consideration to be paid by us for assets offered to us by SemGroup, if any, as well as the consummation and timing of any acquisition by us of these assets, would depend upon, among other things, the timing of SemGroup’s decision to sell, transfer or otherwise dispose of these assets, our ability to successfully negotiate a purchase price and other terms, and our ability to obtain financing.

We will enter into an omnibus agreement with SemGroup and our general partner that will govern our relationship with them regarding certain indemnification matters, among other things. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement” beginning on page 151. While our relationship with SemGroup provides us with a significant advantage, it is also a source of potential conflicts. For example, SemGroup is not restricted from competing with us, and may acquire, construct or dispose of midstream energy assets without any obligation to offer us the opportunity to acquire or construct such assets. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 154 and “Risk Factors—Risks Inherent in an Investment in Us—SemGroup owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment” on page 36.

On July 22, 2008, SemGroup and certain of its subsidiaries, including the entities comprising our predecessor, filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization. During the reorganization process, SemGroup filed a plan of reorganization with the court, which was confirmed on October 28, 2009. The plan of reorganization determined, among other things, how pre-petition date obligations would be settled, the equity structure of the reorganized company upon emergence and the financing arrangements upon emergence. SemGroup emerged from bankruptcy on November 30, 2009.

Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully the risks described under the caption “Risk Factors” immediately following this Summary, beginning on page 21, for a more thorough description of the risks associated with an investment in our common units.

Risks Related to our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

•

The assumptions underlying the forecast of adjusted EBITDA and cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•	Our profitability depends on the demand for crude oil in the markets we serve.

•

Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of crude oil, which is dependent on certain factors beyond our control. Any decrease in the volumes of crude oil that we gather, transport, store and market could adversely affect our business and operating results.

•

We face intense competition in our gathering, transportation, storage and marketing activities. Competition from other providers of those services that are able to supply our customers with those services at a lower price or on otherwise better terms could adversely affect our business and operating results.

•	We may not be able to renew or replace expiring storage contracts.

Risks Inherent in an Investment in Us

•

SemGroup owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment.

•

Our general partner interest or the control of our general partner or SemGroup may be transferred to a third party without unitholder consent. In addition, SemGroup has received an unsolicited proposal to acquire all of its common stock. A change in control of SemGroup or our general partner could result in a change in our business strategy that does not favor our unitholders or otherwise have a material adverse effect on our business.

•

SemGroup is not limited in its ability to compete with us and is not obligated to offer us the opportunity to acquire additional assets or businesses, which could limit our ability to grow and could adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

•	Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

•

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. Please see the risk factor set forth under this heading on page 38.

•	Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

•	Holders of our common units will have limited voting rights and will not be entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they will not initially be able to remove our general partner without its consent.

•	You will experience immediate and substantial dilution in pro forma net tangible book value of $ per common unit.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Your share of our income will be taxable to you for U.S. federal income tax purposes even if you do not receive any cash distributions from us.

Formation Transactions and Partnership Structure

Formation Transactions

We are a growth-oriented Delaware limited partnership recently formed by SemGroup to own, operate, develop and acquire a diversified portfolio of midstream energy assets. Prior to the closing of this offering, the following transactions, which we refer to as the formation transactions, will have occurred:

•

SemCrude, L.P., which owns all of our initial assets, will distribute to SemGroup certain assets and liabilities not intended to be contributed to us (consisting of (i) certain inactive assets and related liabilities and (ii) a 100% membership interest in SemCrude Pipeline, L.L.C., which holds a 51% interest in the White Cliffs Pipeline); and

•	SemGroup will contribute 100% of the limited and general partner interests in SemCrude, L.P. to us.

In connection with the closing of this offering, the following transactions will occur:

•	we will distribute to SemGroup all of our cash on hand immediately prior to the closing of this offering;

•

we will issue to Rose Rock Midstream GP, LLC, our general partner and a wholly owned subsidiary of SemGroup,                general partner units, representing a 2.0% general partner interest in us, as well as all of our incentive distribution rights;

•	we will issue common units and subordinated units, representing an aggregate % limited partner interest in us, to SemGroup;

•	we will issue common units, representing a % limited partner interest in us, to the public;

•	we will apply the net proceeds from the issuance and sale of such common units to the public as described in “Use of Proceeds”;

•	we will close our new $150 million revolving credit facility; and

•	we will enter into an omnibus agreement with SemGroup and our general partner which will address, among other things, certain indemnification matters.

The statements regarding the number of common units that we will issue to SemGroup and the public made in the third and fourth bullets of the preceding paragraph assume that the underwriters will not exercise their option to purchase up to an additional              common units. To the extent the underwriters exercise this option, the number of common units issued to the public (as reflected in the fourth bullet) will increase by the aggregate number of common units purchased by the underwriters pursuant to such exercise, and the number of common units issued to SemGroup (as reflected in the third bullet) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise.

Ownership of Rose Rock Midstream, L.P.

The diagram below illustrates our organization and ownership after giving effect to the formation transactions and this offering and assumes that the underwriters’ option to purchase additional common units is not exercised.

Public Common Units	%
Sponsor Units:
Common Units	%
Subordinated Units	%
General Partner Units	2.0%

Total	100.0%

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Rose Rock Midstream GP, LLC. SemGroup will own all of the ownership interests in our general partner and will be entitled to appoint the entire board of directors of our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. All of the officers of our general partner are also officers and/or directors of SemGroup. For information about the executive officers and directors of our general partner, please read “Management” beginning on page 132.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, Rose Rock Midstream Operating, LLC and its subsidiaries. However, we, Rose Rock Midstream Operating, LLC and its subsidiaries will not have any employees. Although all of the employees that conduct our business will be employed by an affiliate of our general partner, we sometimes refer to these individuals in this prospectus as our employees.

Following the closing of this offering, our general partner and its affiliates will not receive any management fee or other compensation in connection with our general partner’s management of our business, but will be reimbursed for expenses incurred on our behalf. These expenses will include the costs of officer and director and other employee compensation and benefits properly allocable to us, and all other expenses necessary or appropriate for the conduct of our business and allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Our general partner will own                general partner units representing a 2.0% general partner interest in us, which will entitle it to receive 2.0% of all the distributions we make. Our general partner will also own all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $               per unit per quarter after the closing of our initial public offering. In addition, SemGroup will own                common units and                subordinated units. Please read “Certain Relationships and Related Party Transactions” beginning on page 150.

Principal Executive Offices and Internet Address

Our principal executive offices are located at Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216, and our telephone number is (918) 524-7700. Our website is located at                     , and will be activated immediately following the closing of this offering. We expect to make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

General

Our general partner has a legal duty to manage us in a manner beneficial to the holders of our common and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have a fiduciary duty to manage the business of our general partner in a manner beneficial to its owner, SemGroup. All of the officers of our general partner are also officers and/or directors of SemGroup. As a result of these relationships, conflicts of interest may arise in the future between us and holders of our common units, on the one hand, and SemGroup and our general partner, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive cash distributions as discussed above.

Partnership Agreement Modifications to Fiduciary Duties

Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner to holders of our common and subordinated units. Our partnership agreement also restricts the remedies available to holders of our common and subordinated units for actions that might otherwise constitute a breach of our general partner’s fiduciary duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, each representing a 49.0% limited partner interest in us.

If the underwriters do not exercise their option to purchase additional common units, we will issue          additional common units to SemGroup at the expiration of the option period in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder of the common units that are subject to the option, if any, will be issued to SemGroup at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all outstanding units.

Our general partner will own general partner units, representing a 2.0% general partner interest in us.

Use of proceeds	We expect to receive net proceeds of approximately $ million from this offering, based upon the mid-point of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions, structuring fees and offering expenses. We intend to use the net proceeds from this offering to make a cash distribution to SemGroup.

The cash distribution to SemGroup made with the net proceeds of this offering will be made in consideration of its contribution to us of all of the partnership interests in SemCrude, L.P., which owns all of our initial assets, and to reimburse SemGroup for certain capital expenditures incurred with respect to those assets.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $ million. The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing and to reimburse SemGroup for certain capital expenditures incurred with respect to our assets.

SemGroup has informed us that all of the net proceeds distributed to it will be used to repay, on a pro rata basis, a portion of the indebtedness outstanding under its term loans. Affiliates of certain of the underwriters are lenders under one of the term loans and will, in that respect, receive a portion of the net proceeds of this offering.

Cash distributions	We intend to pay a minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 54. We will adjust the minimum quarterly distribution payable for the period from the closing of this offering through December 31, 2011, based on the length of that period.

Our partnership agreement requires that we distribute all of our available cash each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $ , plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, will have the right to reset the target distribution levels to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 67.

Pro forma cash available for distribution generated during the year ended December 31, 2010 and the twelve months ended September 30, 2011 was approximately $32.3 million and $30.1 million, respectively. The amount of available cash we will need to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner’s 2.0% interest will be approximately $               million (or an average of approximately $               million per quarter). As a result, for each of the year ended December 31, 2010 and the twelve months ended September 30, 2011, we would have generated available cash sufficient to pay the full minimum quarterly distribution of $

per unit per quarter ($               per unit on an annualized basis) on all of our common units and subordinated units for each such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011,” beginning on page 57.

We believe, based on our financial forecast and the related assumptions included under “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA for the Year Ending December 31, 2012,” that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $ per unit on all our common and subordinated units and the corresponding distributions on our general partner’s 2.0% interest for the four quarters ending December 31, 2012.

Subordinated units	Rose Rock Midstream Holdings, LLC will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (i) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2014 or (ii) $ (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest and the incentive distribution rights for any four-quarter period ending on or after December 31, 2012, in each case provided that there are no arrearages on our common units at that time.

In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” beginning on page 177 and “The Partnership Agreement—Issuance of Additional Securities” on page 167.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding limited partner units voting together as a single class, including any limited partner units owned by our general partner and its affiliates, including SemGroup. Upon the closing of this offering, SemGroup will own an aggregate of % of our common and subordinated units. This will give SemGroup the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement—Voting Rights” beginning on page 165.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price that is not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” on page 181.

Material federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences” beginning on page 178.

Exchange listing	We have been approved to list our common units on the NYSE under the symbol “RRMS” subject to official notice of issuance.

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical combined financial and operating data of our predecessor for accounting purposes, and summary pro forma combined financial and operating data of Rose Rock Midstream, L.P., for the periods and as of the dates indicated. The summary historical combined financial data of our predecessor as of December 31, 2009 and 2010 and for the year ended December 31, 2008, the eleven months ended November 30, 2009, the one month ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited combined financial statements of our predecessor included elsewhere in this prospectus. The summary historical combined balance sheet data of our predecessor as of November 30, 2009 are derived from the audited combined financial statements of our predecessor not included in this prospectus. The summary historical combined balance sheet data of our predecessor as of December 31, 2008 are derived from unaudited combined financial statements of our predecessor not included in this prospectus. The summary historical combined financial data of our predecessor as of September 30, 2010 and 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited combined interim financial statements of our predecessor included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 87. For ease of reference, we refer to the historical financial data of our predecessor as being “our” historical financial data.

The summary pro forma combined financial data presented in the following table for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011 are derived from the unaudited pro forma combined financial statements of Rose Rock Midstream, L.P. included elsewhere in this prospectus. The pro forma balance sheet data were prepared assuming that the offering and the related transactions occurred as of September 30, 2011, and the pro forma statement of operations data were prepared assuming that the offering and the related transactions occurred as of January 1, 2010. These transactions include, and the pro forma financial data give effect to, the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of common units, subordinated units and a 2% general partner interest and our issuance to the public of common units;

•	the application of the net proceeds of this offering as described under “Use of Proceeds”;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation by Sem Group to us of certain corporate overhead expenses that were not allocated to our predecessor.

The pro forma combined financial data do not give effect to the estimated $1.9 million in incremental annual general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

Our predecessor includes SemCrude, L.P., exclusive of its wholly-owned subsidiary SemCrude Pipeline, L.L.C., which holds a 51% interest in the White Cliffs Pipeline. SemCrude, L.P. plans to transfer its ownership interests in SemCrude Pipeline, L.L.C. to an affiliate prior to this offering, and as a result, SemCrude Pipeline, L.L.C. will not be contributed to us. Therefore, SemCrude, L.P.’s ownership of SemCrude Pipeline, L.L.C. is not reflected in the financial statements of our predecessor. Our predecessor also includes Eaglwing, L.P., a wholly-owned subsidiary of SemGroup. Eaglwing, L.P. is not currently conducting any revenue-generating operations, and it will not be contributed to us, but it is included in the financial statements of our predecessor because it previously conducted business operations that were similar to those of SemCrude, L.P.

On July 22, 2008, SemGroup and certain of its subsidiaries, including the entities comprising our predecessor, filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization. During the reorganization process, SemGroup filed a plan of reorganization with the court, which was confirmed on October 28, 2009. The plan of reorganization determined, among other things, how pre-petition date obligations would be settled, the equity structure of the reorganized company upon emergence and the financing arrangements upon emergence. SemGroup emerged from bankruptcy on November 30, 2009. As described in the notes to the financial statements included in this prospectus, on November 30, 2009, SemGroup applied fresh-start reporting, whereby its assets, liabilities and new capital structure were adjusted to reflect their estimated fair value as of November 30, 2009. As a result, the financial data of our predecessor prior to November 30, 2009 are not comparable to the financial data of our predecessor on and after November 30, 2009.

The following table presents the non-GAAP financial measures of adjusted gross margin and adjusted EBITDA, which we use in our business and view as important supplemental measures of our performance and, in the case of adjusted EBITDA, our liquidity. Adjusted gross margin and adjusted EBITDA are not calculated or presented in accordance with GAAP. For definitions of adjusted gross margin and adjusted EBITDA and a reconciliation of adjusted gross margin to operating income (loss) and of adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measures” on page 19.

	Predecessor Historical (Prior to Emergence)		Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
					(Unaudited)		(Unaudited)
	(In thousands, except per unit and operating data)
Statement of operations data:
Revenues(1):
Product	$3,010,645	$197,203	$6,724	$158,308	$96,265	$271,824	$158,308	$271,824
Service	19,129	40,281	3,891	49,408	36,833	27,077	49,408	27,077
Other	10	3	—	365	348	220	365	220

Total revenues	3,029,784	237,487	10,615	208,081	133,446	299,121	208,081	299,121
Expenses(1):
Costs of products sold, exclusive of depreciation and amortization shown below	3,685,594	180,154	5,969	146,614	90,358	252,804	146,614	252,804
Operating	298,874	15,614	1,536	20,398	16,026	13,695	20,398	13,695
General and administrative	33,841	5,813	1,270	7,660	5,922	6,507	9,160	7,642
Depreciation and amortization	2,995	3,193	818	10,435	7,785	8,505	10,435	8,505

Total expenses	4,021,304	204,774	9,593	185,107	120,091	281,511	186,607	282,646

Operating income (loss)	(991,520)	32,713	1,022	22,974	13,355	17,610	21,474	16,475
Other expenses (income):
Interest expense	2,907	1,699	43	482	226	1,405	1,003	1,796
Other expense (income), net	(806)	(1,602)	(306)	(985)	(64)	(202)	(951)	(199)

Total other expenses (income)	2,101	97	(263)	(503)	162	1,203	52	1,597

	Predecessor Historical (Prior to Emergence)		Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010		Nine Months Ended September 30, 2011
					(Unaudited)		(Unaudited)
	(In thousands, except per unit and operating data)
Income (loss) before reorganization items	(993,621)	32,616	1,285	23,477	13,193	16,407		21,422		14,878
Reorganization items gain (loss)(1)	(94,424)	99,936	—	—	—	—		—		—

Net income (loss)	$(1,088,045)	$132,552	$1,285	$23,477	$13,193	$16,407		$21,422		$14,878

Net income (loss) per common unit (basic and diluted)							$		$

Net income (loss) per subordinated unit (basic and diluted)							$		$

Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$(56,164)	$58,931	$2,088	$31,492	$34,863	$47,637
Investing activities	58,836	(34,490)	(2,047)	(16,723)	(9,709)	(25,542)
Financing activities	(27,931)	(23,426)	(1,056)	(14,466)	(25,154)	(22,398)
Other financial data:
Adjusted gross margin	$(1,661,071)	$57,079	$4,364	$62,230	$42,593	$45,983		$62,230		$45,983
Adjusted EBITDA	(2,020,618)	(40,412)	1,864	38,564	24,395	25,095		37,030		23,957
Capital expenditures	76,192	34,530	2,047	16,732	9,712	25,545
Balance sheet data (at period end):
Property, plant and equipment, net	$82,346	$252,477	$253,706	$260,048	$255,636	$274,827				$273,540
Total assets	771,797	298,799	297,949	357,131	312,138	386,803				387,316
Total long-term debt	—	—	—	—	—	—				1,800
Net parent equity (deficit)	(1,136,417)	280,370	280,214	289,988	278,466	283,719				282,581
Operating data:
Cushing storage capacity (MMBbls as of period end)			3.9	4.7	4.7	5.0
Percent of Cushing capacity contracted (as of period end)			100%	95%	95%	95%
Transportation volumes (Average Bpd)(2)			31,800	26,600	25,600	37,900
Marketing volumes (Average Bpd)			2,100	15,800	15,200	12,000
Unloading/Platteville volumes (Average Bpd)			21,700	25,800	25,200	31,700

(1)	For a discussion of transactions between our predecessor and SemGroup, please see Note 12 to our audited combined financial statements for the year ended December 31, 2010 and Note 5 to our unaudited interim combined financial statements for the nine months ended September 30, 2011.
(2)	Includes fee-based services and fixed-margin transactions.

Non-GAAP Financial Measures

We define adjusted gross margin as total revenues minus costs of products sold and unrealized gain (loss) on derivatives. We define adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization and any non-cash adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities. Because our predecessor is a pass-through entity for federal and state income tax purposes, no provision for income taxes is reported in our historical statements of operations. Adjusted gross margin and adjusted EBITDA are used as supplemental financial measures by our management and external users of our financial statements, such as investors, lenders and industry analysts, to assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, historical cost basis, capital structure or the impact of fluctuating commodity prices.

In addition, adjusted EBITDA is used as a liquidity measure to assess:

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of adjusted gross margin and adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted gross margin is operating income (loss), and the GAAP measures most directly comparable to adjusted EBITDA are net income (loss) and net cash provided by (used in) operating activities. Adjusted gross margin and adjusted EBITDA should not be considered alternatives to operating income (loss), net income (loss), net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted gross margin and adjusted EBITDA have important limitations as analytical tools because they exclude some, but not all, items that affect net income and net cash provided by operating activities. Because adjusted gross margin and adjusted EBITDA are defined differently by other companies in our industry, our definitions of adjusted gross margin and adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Management compensates for the limitations of adjusted gross margin and adjusted EBITDA as analytical tools by reviewing the comparable GAAP measures, understanding the differences between adjusted gross margin and adjusted EBITDA, on the one hand, and operating income (loss), net income (loss) and net cash provided by (used in) operating activities, on the other hand, and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

The following table presents a reconciliation of (i) adjusted gross margin to operating income (loss) and (ii) adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical (Prior to Emergence)		Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
	(Unaudited; in thousands)
Reconciliation of adjusted gross margin to operating income (loss):
Operating income (loss)	$(991,520)	$32,713	$1,022	$22,974	$13,355	$17,610	$21,474	$16,475
Add:
Unrealized (gain) loss on derivatives	(1,005,261)	(254)	(282)	763	(495)	(334)	763	(334)
Operating expense	298,874	15,614	1,536	20,398	16,026	13,695	20,398	13,695
General and administrative expense	33,841	5,813	1,270	7,660	5,922	6,507	9,160	7,642
Depreciation and amortization expense	2,995	3,193	818	10,435	7,785	8,505	10,435	8,505

Adjusted gross margin	$(1,661,071)	$57,079	$4,364	$62,230	$42,593	$45,983	$62,230	$45,983

Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$(1,088,045)	$132,552	$1,285	$23,477	$13,193	$16,407	$21,422	$14,878
Add:
Interest expense	2,907	1,699	43	482	226	1,405	1,003	1,796
Income tax expense (benefit)	—	—	—	—	—	—	—	—
Depreciation and amortization	2,995	3,193	818	10,435	7,785	8,505	10,435	8,505
Unrealized (gain) loss on derivatives	(1,005,261)	(254)	(282)	763	(495)	(334)	763	(334)
(Gain) loss on impairment or sale of assets	2,901	(40)	—	67	46	12	67	12
Non-cash reorganization items	63,896	(24,682)	—	—	—	—	—	—
Provision for uncollectible accounts receivable	(11)	—	—	3,340	3,640	(900)	3,340	(900)
Adjustments for plan effects and fresh start accounting	—	(152,880)	—	—	—	—	—	—

Adjusted EBITDA	$(2,020,618)	$(40,412)	$1,864	$38,564	$24,395	$25,095	$37,030	$23,957

Reconciliation of adjusted EBITDA to net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	$(56,164)	$58,931	$2,088	$31,492	$34,863	$47,637
Less:
Changes in assets and liabilities, net of acquisitions and deconsolidated subsidiaries	1,967,361	101,042	267	(6,590)	10,694	23,947
Add:
Interest expense	2,907	1,699	43	482	226	1,405

Adjusted EBITDA	$(2,020,618)	$(40,412)	$1,864	$38,564	$24,395	$25,095

RISK FACTORS

Limited partner units are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the events described in the following risk factors were to occur, our business, results of operations, financial condition or ability to make cash distributions to our unitholders could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $               per unit per quarter, or $               per unit per year, we will require available cash of approximately $               million per quarter, or $               million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the price of crude oil and the level of production of, and demand for, crude oil in the markets we serve;

•	the volume of crude oil that we gather, transport, store and market;

•	the fees with respect to volumes that we handle;

•	the profitability of our marketing operations;

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damage to pipelines, facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism or inadvertent damage to pipelines from construction, farm and utility equipment;

•	leaks or accidental releases of crude oil or other materials into the environment, whether as a result of human error or otherwise;

•	demand charges and volumetric fees associated with our transportation services;

•	the level of competition from other midstream energy companies;

•	the level of our operating, maintenance and general and administrative costs;

•	regulatory action affecting the supply of or demand for crude oil, the rates we can charge, how we contract for services, our existing contracts, our operating costs or our operating flexibility;

•	changes in tax laws; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 54.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we will have available for distribution will depend primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

The assumptions underlying the forecast of adjusted EBITDA and cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of adjusted EBITDA and cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, adjusted EBITDA and cash available for distribution for the year ending December 31, 2012. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

Our profitability depends on the demand for crude oil in the markets we serve.

Any sustained reduction in demand for crude oil in markets served by our midstream assets could result in a significant reduction in the volume of crude oil that we handle, thereby adversely affecting our business, results of operations, financial condition and ability to make cash distributions to our unitholders. A reduction in demand could result from a number of factors including:

•	an increase in the price of products derived from crude oil;

•	higher taxes, including federal excise taxes, severance taxes or sales taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of crude oil based products;

•	adverse economic conditions which result in lower spending by consumers and businesses on products derived from crude oil;

•	the effects of weather, natural phenomena, terrorism, war, or other similar acts;

•	an increase in fuel economy, whether as a result of a shift by consumers to more fuel efficient vehicles, technological advances by manufacturers or federal or state regulations;

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decisions by our customers or suppliers to use alternate service providers for a portion of all of their needs, operate in different markets not served by us, reduce operations or cease operations entirely; and

•	an increase in the use of alternative fuel sources, such as ethanol, biodiesel, fuel cells, solar and wind power, or of other fossil fuels, including natural gas.

Most of our operating costs are fixed and do not vary with our throughput. These costs may not decline ratably or at all should we experience a reduction in throughput, which would result in a decline in our margins and profitability.

Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of crude oil, which is dependent on certain factors beyond our control. Any decrease in the volumes of crude oil that we gather, transport, store and market could adversely affect our business and operating results.

The volumes that support our business are dependent on the level of production from crude oil wells in our areas of operation, the production of which will naturally decline over time. As a result, in order to maintain or increase the amount of crude oil that we handle, we must obtain new sources of crude oil. The primary factors affecting our ability to obtain new sources of crude oil include the level of successful drilling activity near our systems or operations and our ability to compete for volumes.

We have no control over the level of drilling activity or the amount of reserves in our areas of operation, or the rate at which production in any of our areas of operation will decline. In addition, we have no control over producers or their drilling or production decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected energy prices, demand for hydrocarbons, levels of reserves, geological considerations, governmental regulations, the availability of drilling rigs and other production and development costs. Fluctuations in energy prices can also greatly affect investments in the development of new crude oil reserves. Because of these factors, even if new crude oil reserves are known to exist in our areas of operation, producers may choose not to develop those reserves. Declines in crude oil prices could have a negative impact on exploration, development and production activity, and if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in our areas of operation would lead to reduced utilization of our assets and a reduced need for our marketing operations.

If competition or reductions in drilling activity result in our inability to maintain the current levels of crude oil that we gather, transport, store and market, it could have an adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

A prolonged decline in index prices at Cushing relative to other index prices could reduce the demand for our transportation to, and storage in, Cushing.

Shifts in the overall supply of and demand for crude oil in regional, national and global markets, over which we have no control, can have an adverse impact on crude oil index prices in the markets we serve relative to other index prices. For example, Cushing has experienced a shortfall in takeaway pipeline capacity, which has in turn led to an oversupply of crude oil at Cushing. This has been cited as a principal reason for the decline in the WTI Index price used at Cushing relative to other crude oil price indexes, including the Brent Crude index. A prolonged decline in the WTI Index price relative to other index prices may cause reduced demand for our transportation to, and storage in, Cushing, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We face intense competition in our gathering, transportation, storage and marketing activities. Competition from other providers of those services that are able to supply our customers with those services at a lower price or on otherwise better terms could adversely affect our business and operating results.

We are subject to competition from other crude oil gathering, transportation, storage and marketing operations that may be able to supply our customers with the same or comparable services at a lower price or otherwise on better terms. We compete with national, regional and local gathering, transportation and storage companies of widely varying sizes, financial resources and experience, including the major integrated oil companies. With respect to our gathering and transportation services, these competitors include Enterprise Products Partners L.P., Plains All American Pipeline, L.P., ConocoPhillips Company, Sunoco Logistics Partners L.P. and National Cooperative Refinery Association, among others. With respect to our storage services, these competitors include Magellan Midstream Partners, L.P., Enbridge Energy Partners, L.P. and Plains All American Pipeline, L.P. Several of our competitors conduct portions of their operations through publicly traded partnerships with structures similar to ours, including Plains All American Pipeline, L.P., Enterprise Products Partners L.P., Sunoco Logistics Partners L.P., Enbridge Energy Partners, L.P. and Magellan Midstream Partners, L.P. Our ability to compete could be harmed by numerous factors, including:

•	price competition;

•	the perception that another company can provide better service;

•	a reluctance to contract with us due to SemGroup’s bankruptcy filing; and

•	the availability of alternative supply points, or supply points located closer to the operations of our customers.

Some of our competitors have greater financial, managerial and other resources than we do, and control substantially more storage or transportation capacity than we do. Our competitors may expand their assets or operations, creating additional competition for the services we provide to our customers. In addition, our customers may develop their own gathering, transportation and storage systems or marketing operations in lieu of using ours. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenues and cash flow could be adversely affected by the activities of our competitors and our customers.

In addition, SemGroup owns midstream assets and is not limited in its ability to compete with us. If we are unable to compete with services offered by other midstream enterprises, including SemGroup, it could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders. See “—Risks Inherent in an Investment in Us—SemGroup is not limited in its ability to compete with us and may not be obligated to offer us the opportunity to acquire additional assets or businesses, which could limit our ability to grow and could adversely affect our results of operations and cash available for distribution to our unitholders.”

Restrictions in our revolving credit facility could adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We have entered into a revolving credit facility which limits our ability to, among other things:

•	incur additional debt;

•	make cash distributions on, or redeem or repurchase, units;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain transactions with affiliates;

•	merge or consolidate with another company or otherwise engage in a change of control; and

•	transfer or otherwise dispose of assets.

Our revolving credit facility also contains covenants requiring us to maintain certain financial ratios.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of this facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

Our future debt may limit our flexibility to obtain financing and pursue business opportunities.

Upon the closing of this offering, we expect to have $               million of borrowing capacity under our revolving credit facility. Our future debt could have important consequences to us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Our access to credit markets may be limited, which may adversely impact our liquidity.

We may require additional capital from outside sources from time to time. Our ability to arrange financing or renew existing facilities, along with the cost of such capital, is dependent upon a number of variables, including:

•	general economic, financial and business conditions;

•	industry specific conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us;

•	our cash flow and adjusted EBITDA levels;

•	competitive, legislative and regulatory matters; and

•	provisions of tax and securities laws that may impact raising capital.

In addition, volatility in the capital markets may adversely affect our ability to access any available borrowing capacity under our new revolving credit facility. Our access to these funds is dependent on the ability of the lenders to meet their funding obligations under this revolving credit facility. Lenders may not be able to meet their funding commitments if they experience shortages of capital and liquidity, resulting in a reduction of our available borrowing capacity.

The credit profile of SemGroup could adversely affect our credit rating, which could increase our borrowing costs or hinder our ability to raise capital.

The credit profile of SemGroup may be a factor considered in credit evaluations of us. This is because SemGroup, through our general partner, controls our business activities, including our cash distribution policy, acquisition strategy and business risk profile. If we seek a credit rating in the future, our credit rating may be adversely affected by the credit profile of SemGroup and its 2008 bankruptcy filing, because the ratings agencies may consider SemGroup’s ownership interest in and control of us and the strong operational links between SemGroup and us. If SemGroup’s credit profile adversely affects our credit rating, it would increase our cost of borrowing or hinder our ability to access financing in the capital markets, which could impair our ability to grow our business or make cash distributions to our unitholders.

Our general partner is an obligor under, and subject to a pledge related to, SemGroup’s credit agreement. In the event SemGroup is unable to meet its obligations under that agreement, or is declared bankrupt, SemGroup’s lenders may gain control of our general partner or, in the case of bankruptcy, our partnership may be dissolved.

Our general partner is an obligor under, and all of its assets and SemGroup’s ownership interest in it are subject to a lien related to, SemGroup’s credit agreement. In the event SemGroup is unable to satisfy its obligations under the credit agreement and the lenders foreclose on their collateral, the lenders will own our general partner and all of its assets, which include the general partner interest in us and our incentive distribution rights. In such event, the lenders would control our management and operations. Moreover, in the event SemGroup becomes insolvent or is declared bankrupt, our general partner may be deemed insolvent or declared bankrupt as well. Under the terms of our partnership agreement, the bankruptcy or insolvency of our general partner will cause a dissolution of our partnership.

We may not be able to renew or replace expiring storage contracts.

We have significant exposure to market risk at the time our existing storage contracts expire and are subject to renegotiation and renewal. As of September 30, 2011, the weighted average remaining tenor of our existing portfolio of firm storage contracts was approximately 4.3 years. The extension or replacement of existing contracts depends on a number of factors beyond our control, including:

•	the level of existing and new competition to provide storage services to our markets;

•	the macroeconomic factors affecting crude oil storage economics for our current and potential customers;

•	the balance of supply and demand, on a short-term, seasonal and long-term basis, in our markets;

•	the extent to which the customers in our markets are willing to contract on a long-term basis; and

•	the effects of federal, state or local regulations on the contracting practices of our customers.

Any failure to extend or replace a significant portion of our existing contracts, or extend or replace them at comparable rates, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We depend on a limited number of customers for a substantial portion of our revenues. The loss of or a material nonpayment or nonperformance by any of these key customers could adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We rely on a limited number of customers for a substantial portion of our revenues. Sunoco Partners Marketing & Terminals LP, Gavilon LLC and Parnon Gathering, Inc. each accounted for more than 10% of our total revenue for the nine months ended September 30, 2011, at approximately 23%, 17% and 11%, respectively. SemCanada Crude Company, Sunoco Partners Marketing & Terminals LP and Gavilon LLC each accounted for more than 10% of our total revenue for the year ended December 31, 2010, at approximately 27%, 24% and 18%, respectively. We may be unable to negotiate extensions or replacements of contracts with our key customers on favorable terms. In addition, some of these key customers may experience financial problems that could have a significant effect on their creditworthiness. Severe financial problems encountered by our customers could limit our ability to collect amounts owed to us, or to enforce performance of obligations under contractual arrangements. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us. The loss of all or even a portion of the contracted volumes of these key customers, as a result of competition, creditworthiness or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We are exposed to the creditworthiness and performance of our customers, suppliers and contract counterparties, including our hedge counterparties, and any material nonpayment or nonperformance by one or more of these parties could adversely affect our financial and operating results.

Although we attempt to assess the creditworthiness of our customers, suppliers and contract counterparties, including the counterparties to our hedging arrangements, there can be no assurance that our assessments will be accurate or that there will not be a rapid or unanticipated deterioration in their creditworthiness, which may have an adverse impact on our business, results of operations, financial condition and ability to make cash distributions to our unitholders. In addition, there can be no assurance that our counterparties will perform or adhere to existing or future contractual arrangements.

The procedures and policies we use to manage our exposure to credit risk, such as credit analysis, credit monitoring and, in some cases, requiring credit support, cannot fully eliminate counterparty credit risks. To the extent our procedures and policies prove to be inadequate, our financial and operational results may be negatively impacted.

Some of our counterparties may be highly leveraged or have limited financial resources and will be subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. In addition, volatility in commodity prices might have an impact on many of our counterparties, which, in turn, could have a negative impact on their ability to meet their obligations to us and may also increase the magnitude of these obligations.

Any material nonpayment or nonperformance by our counterparties could require us to pursue substitute counterparties for the affected operations, reduce operations or provide alternative services. There can be no assurance that any such efforts would be successful or would provide similar financial and operational results.

Our storage operations are influenced by the overall forward market for crude oil, and certain market conditions may adversely affect our financial and operating results and, in turn, our ability to make cash distributions to our unitholders.

Our storage operations are influenced by the overall forward market for crude oil. A contango market (meaning that the price of crude oil for future delivery is higher than the current price) is associated with greater demand for crude oil storage capacity, because a party can simultaneously purchase crude oil at current prices for storage and sell at higher prices for future delivery. A backwardated market (meaning that the price of crude oil for future delivery is lower than the current price) is associated with lower demand for crude oil storage capacity, because a party can capture a premium for prompt delivery of crude oil rather than storing it for future sale. A prolonged backwardated market or other adverse market conditions could have an adverse impact on our ability to negotiate favorable prices under new or renewing storage contracts, which could have an adverse impact on our storage revenues. Finally, higher absolute levels of crude oil prices increase the costs of financing and insuring crude oil in storage, which negatively affects storage economics. As a result, the overall forward market for crude oil may have an adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

Our risk management policy governing our marketing activities cannot eliminate all risks associated with the marketing of crude oil, and we cannot ensure that employees of our general partner will fully comply with the policy at all times, both of which could impact our financial and operational results and, in turn, our ability to make cash distributions to our unitholders.

We have in place a risk management policy that seeks to establish limits for marketing exposure by requiring that we restrict net open positions (i.e., positions that are not fully hedged as to commodity price risk) to specified levels. Our risk management policy has restrictive terms with respect to acquiring and holding physical inventory, futures contracts and derivative products. These policies and practices, however, cannot eliminate all risks. Derivatives contracts and contracts for the future delivery of crude oil expose us to the risk of non-delivery under product purchase contracts or the failure of gathering and transportation systems to supply us with crude oil. Any event that disrupts our anticipated physical supply of crude oil could create a net open position that would expose us to risk of loss resulting from price changes.

Moreover, we are exposed to price movements on products that are not hedged, including certain of our inventory, such as linefill, which must be maintained to operate our pipelines and gathering system. We are also exposed to certain price risks that cannot be readily hedged, such as price risks for “basis differentials.” Basis differentials can be created to the extent that we hold or sell crude oil of a grade or quality, at a location or at a time that differs from the specific delivery terms with respect to grade or quality, time or location of the applicable offsetting agreement or derivative instrument. If this occurs, we may not be able to use the physical or derivative commodity markets to fully hedge our price risk. Our exposure to price risks could impact our operational and financial results and our ability to make cash distributions to our unitholders.

We are also subject to the risk that employees of our general partner involved in our marketing operations may not comply at all times with our risk management policy. We cannot ensure that all violations of the risk management policy, particularly if deception or other intentional misconduct is involved, will be detected prior to our businesses being materially affected.

Our hedging arrangements could reduce our quarterly or annual profits or increase our cash obligations, which could negatively impact our financial position or our ability to make cash distributions to our unitholders.

We hedge our exposure to price fluctuations for our crude oil marketing activities by utilizing physical purchase and sale agreements, futures contracts traded on the NYMEX, options contracts or over-the-counter transactions. We could experience material fluctuations in our quarterly or annual results of operations as a result of marking our hedging positions to market. In addition, to the extent these hedges are entered into on a public exchange or in the over-the-counter market, we may be required to post margin or provide collateral, which could result in material cash obligations.

Laws regulating derivatives established under the Dodd-Frank Act and the regulations being promulgated thereunder could adversely affect our ability to manage business and financial risks by reducing the availability of, and increasing our cost of using, derivative instruments as hedges against fluctuating commodity prices and interest rates.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, establishes a new regulatory framework for derivative instruments, including a requirement that certain transactions be cleared on a derivatives clearing organization and traded on an exchange or a swap execution facility, and a requirement to post cash collateral (commonly referred to as “margin”) for such transactions. The Dodd-Frank Act requires the Commodity Futures Trading Commission, or CFTC, federal regulators of banks and other financial institutions, or the prudential regulators, and the SEC to promulgate the rules implementing the new law, which must be finally adopted by December 31, 2011. Until these regulations are adopted, effective and implemented in practice, we cannot determine what impact the new regulatory framework will have on our business.

At present, we are contractually required to post collateral with clearing brokers with respect to substantially all of our commitments and potential obligations under our hedging instruments. Depending on the final regulations adopted by the CFTC, the prudential regulators and the SEC, we may be subject to a margin requirement that will cause us to post collateral in excess of present levels. Such a requirement may increase our costs and decrease our profitability. Moreover, our counterparties may also be required to post margin on our transactions and comply with minimum capital requirements, which could result in additional costs being passed on to us, thereby decreasing our profitability.

The Dodd-Frank Act permits the CFTC to set position limits in derivative instruments. Our counterparties may be subject to these position limits, which may reduce our ability to enter into hedging transactions with these counterparties. In addition, the Dodd-Frank Act may also require the counterparties to our derivative instruments to spin off some of their derivative activities to a separate entity, which may not be as creditworthy as the current counterparty. These changes might not only increase costs, but could also reduce the availability of some derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts and potentially increase our exposure to less creditworthy counterparties. If our use of derivatives is reduced, our results of operations may become more volatile and our cash flows may be less predicable, which could adversely affect our ability to plan for and fund capital expenditures and to make cash distributions to our unitholders. Increased volatility may make us less attractive to certain types of investors.

An increase in interest rates could impact demand for our storage capacity and cause the market price of our common units to decline.

There is a financing cost for a storage capacity user to own crude oil while it is stored. That financing cost is impacted by the cost of capital or interest rate incurred by the storage user in addition to the commodity cost of the crude oil in inventory. Absent other factors, a higher financing cost adversely impacts the economics of storing crude oil for future sale. As a result, a significant increase in interest rates could adversely affect the demand for our storage capacity independent of other market factors.

In addition, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partner interests. Reduced demand for our common units resulting from investors seeking other, more favorable investment opportunities may cause the trading price of our common units to decline.

From time to time, we are involved in litigation, claims and other proceedings which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

From time to time, we are involved in litigation, claims and other proceedings relating to the conduct of our business, including but not limited to claims related to the operation of our assets, the services we provide to our customers and our marketing activities, as well as claims relating to environmental and regulatory matters. For example, SemGroup is involved in several proceedings relating to its bankruptcy and plan of reorganization. An adverse ruling in these proceedings could have a material adverse effect on us. The uncertainties of litigation and the uncertainties related to the collection of insurance and indemnification coverage make it difficult to accurately predict the ultimate financial effect of these claims. If we are unsuccessful in defending a claim or elect to settle a claim, we could incur material costs that could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders. Additionally, our insurance coverage may be insufficient to cover adverse judgments against us. Please see “Business—Legal Proceedings” beginning on page 129.

Our business involves many hazards and operational risks, some of which may not be covered by insurance.

Leaks and other releases of crude oil are possible in our operations. Other possible operating risks include the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, or construction or manufacturing defects); operator error; labor disputes; disputes with interconnected facilities and carriers; and catastrophic events such as natural disasters, fires, explosions, acts of terrorism and other similar events, many of which are beyond our control.

These risks could result in substantial losses due to personal injury or loss of life, severe damage to, and destruction of, property and equipment and pollution or other environmental damage, and may result in curtailment or suspension of our related operations. We are not fully insured against all risks incident to our business. In addition, as a result of market conditions, premiums for our insurance could increase significantly. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. If a significant accident or event occurs that is not fully insured, it could adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders. Even if a significant accident or event is covered by insurance, we may still have responsibility for applicable deductibles, and in addition, the proceeds of any such insurance may not be paid in a timely manner. With a few limited exceptions, our customers have not agreed to indemnify us for losses arising from a release of crude oil, and we may instead be required to indemnify our customers in the event of a release or other incident.

Adverse developments in our existing areas of operation could adversely impact our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

Our operations are focused on gathering, transporting, storing and marketing crude oil and are principally located in the Mid-Continent and Rocky Mountain regions of the United States. As a result, our business, results of operations, financial condition and ability to make cash distributions to our unitholders depend upon the demand for our services in these regions. Due to our current lack of diversification in industry type and geographic location, adverse developments in our current segment of the midstream industry, or our existing areas of operation, could have a significantly greater impact on our business, results of operations, financial condition and ability to make cash distributions to our unitholders than they would if our operations were more diversified.

Our operations could be adversely affected if third-party pipelines or other facilities interconnected to our facilities become partially or fully unavailable.

Our facilities connect to other pipelines or facilities, some of which are owned by third parties. The continuing operation of such third-party pipelines or facilities is not within our control. These pipelines and other facilities may become unavailable, or available only at a reduced capacity. If any of these third-party pipelines or facilities becomes unable to transport the crude oil transported or stored by us, our business, results of operations, financial condition and ability to make cash distributions to our unitholders could be adversely affected.

We intend to grow our business in part by constructing new assets, which may not result in the anticipated revenue increases.

One of the ways we intend to grow our business is through the construction of new assets. The construction of additions or modifications to our existing systems and of new assets involves numerous regulatory, environmental, political and legal uncertainties beyond our control. Any such construction projects, including our planned expansions of our storage terminal in Cushing and our Platteville facility, may not be completed on schedule, at their budgeted cost or at all. Revenues may not increase immediately upon the completion of a particular project, or we may construct facilities to capture anticipated future growth that does not materialize. In addition, the construction of additions to our existing assets may require us to obtain new rights-of-way. We may be unable to obtain such rights-of-way to capitalize on attractive expansion opportunities, or the cost of obtaining new rights-of-way may exceed our expectations.

A key component of our growth strategy is to make acquisitions. We may not be able to make acquisitions on economically acceptable terms, which may limit our ability to grow. In addition, any acquisition that we pursue will involve risks that may adversely affect our business.

Our ability to grow in the future will depend, in part, on our ability to make acquisitions that result in an increase in the cash generated from our operations. We may be unable to make accretive acquisitions, including acquisitions from SemGroup or third parties, because we are unable to identify attractive acquisition candidates, negotiate acceptable purchase terms, or obtain financing for these acquisitions on economically acceptable terms or because we are outbid by competitors. If we are unable to successfully acquire new businesses or assets, our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.

Any acquisition that we pursue will involve potential risks, including

•	performance from the acquired businesses or assets that is below the forecasts we used in evaluating the acquisition;

•	a significant increase in our indebtedness and working capital requirements;

•	the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

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the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to our acquisition;

•	risks associated with operating in lines of business that are distinct and separate from our historical operations;

•	loss of customers or key employees from the acquired businesses; and

•	the diversion of management’s attention from other business concerns.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions, realize other anticipated benefits or meet the debt service requirements of any debt incurred in connection with such acquisitions.

We do not own all the land on which our pipelines and other facilities are located, which could result in disruptions to our operations.

We do not own all of the land on which our pipelines and other facilities have been constructed, and we are, therefore, subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if we do not have valid rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We are subject to regulation by multiple governmental agencies, which could adversely impact our business, results of operations and financial condition.

Our business activities are subject to regulation by multiple federal, state and local governmental agencies. Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the midstream industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions, agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business. However, additions to the regulatory burden on our industry generally increase our cost of doing business and affect our profitability.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies could result in increased regulation of our assets, which could affect existing costs and rates.

Intrastate transportation and gathering pipelines that do not provide interstate services are not subject to regulation by FERC. However, the distinction between FERC-regulated interstate pipeline transportation on the one hand, and intrastate pipeline transportation, on the other hand, is a fact-based determination. The classification and regulation of our crude oil pipelines are subject to change based on future determinations by FERC, federal courts, Congress or regulatory commissions, courts or legislatures in the states in which we operate.

Our Kansas and Oklahoma gathering pipeline system carries crude oil owned by us and by third parties. We own all of the crude oil shipped on our pipeline system across state lines. We believe that the pipeline segments on which we provide service to third parties and the services we provide to third parties on the gathering pipeline system meet the traditional tests that FERC has used to determine that the pipeline services provided are not in interstate commerce. We believe that the pipeline segments on which we transport only crude oil owned by us should not be subject to regulation by FERC under the Interstate Commerce Act, or ICA, or that these pipeline segments would qualify for waiver from FERC’s regulatory requirements, if applicable. However, we cannot provide assurance that FERC will not in the future, either at the request of other entities or on its own initiative, determine that some or all of our Kansas and Oklahoma gathering pipeline system and the services we provide on that system are within its jurisdiction, or that such a determination would not adversely affect our results of operations. If some or all of the gathering system were subject to FERC jurisdiction, and not otherwise exempt from any applicable regulatory requirements, for that portion of the gathering pipeline system we would be required to file a tariff with FERC, and if our tariff rates were subject to protest, provide a cost justification for the transportation rate subject to protest and provide service to all potential shippers without undue discrimination. In addition, if the services we provide on any segment(s) of our gathering system become regulated by FERC under the ICA, our services could be subject to a protest and/or complaint before FERC. If FERC were to determine, in response to a complaint, that our rates are unjust and unreasonable, we could be required to pay reparations and refunds dating to two years before the filing of the complaint. Furthermore, if in the future our services become subject to state regulation, they could be subject to a protest and/or complaint before a state commission with jurisdiction.

We may incur significant costs and liabilities resulting from pipeline integrity programs and related repairs.

Our pipeline facilities are subject to regulation by the U.S. Department of Transportation, or DOT, through the Pipeline and Hazardous Materials Safety Administration, or the PHMSA, pursuant to the Hazardous Liquids Pipeline Safety Act of 1979, as amended by the Pipeline Safety Improvement Act of 2002, and reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006. The PHMSA has adopted regulations requiring hazardous liquid pipeline operators to develop and implement integrity management programs for pipeline segments that, in the event of a leak or rupture, could affect “high consequence areas,” such as high population areas, areas that are sources of drinking water, ecological resource areas that are unusually sensitive to environmental damage from a pipeline release and commercially navigable waterways, unless the operator effectively demonstrates by risk assessment that the pipeline could not affect the area. The Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 expired on September 30, 2010 but operated under a continuing resolution that expired on March 4, 2011. The reauthorization of the Pipeline Safety Act being considered by Congress could result in new and more costly compliance requirements. Current regulations require operators of covered pipelines to:

•	perform on-going assessments of pipeline integrity on a recurring frequency schedule;

•	identify and characterize applicable potential threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition, states have adopted regulations similar to existing DOT regulations for intrastate hazardous liquid pipelines. We currently estimate that we will incur an aggregate cost of approximately $2.8 million during 2011 and 2012 to implement necessary pipeline integrity management program testing along certain segments of our pipelines required by existing DOT and state regulations. This estimate may not include all costs of any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which costs could be substantial. At this time, we cannot predict the ultimate cost of compliance with these regulations, as the cost will vary significantly depending on the number and extent of any repairs found to be necessary as a result of the pipeline integrity testing. Following the initial round of testing and repairs, we will continue our pipeline integrity testing programs on an on-going basis to assess and maintain the integrity of our pipelines. The results of these tests could cause us to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operations of our pipelines and, consequently, result in a reduction in our revenue and cash flows from shutting down our pipelines during the pendency of such repairs or upgrades.

The PHMSA adopted regulations requiring hazardous liquid pipelines that use supervisory control and data acquisition systems and have at least one controller and control room to develop written control room management procedures by August 1, 2011 and implement those procedures no later than February 1, 2013, although the PHMSA has proposed to accelerate the deadline by which the procedures must be implemented. Implementing these procedures could cause us to incur unanticipated operating expenditures.

The PHMSA has amended its pipeline safety regulations so that the pipeline safety requirements will apply, effective October 1, 2011, to all rural low-stress hazardous liquids pipelines, regardless of diameter, except for certain gathering lines.

We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental laws or regulations or an accidental release of hazardous substances, crude oil or wastes into the environment.

Our operations are subject to federal, state and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws include, for example:

•	federal and comparable state laws that impose obligations related to air emissions;

•	federal and comparable state laws that impose requirements for the handling, storage, treatment or disposal of solid and hazardous waste from our facilities;

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federal and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which our hazardous substances have been transported for disposal; and

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federal and comparable state laws that regulate discharges of wastewater from our facilities, require spill protection planning and preparation and set requirements for other actions for protection of waters.

Failure to comply with these laws and regulations, or newly adopted laws or regulations, may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Claims pursued under certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or petroleum products have been disposed or otherwise released. Provisions also exist that may require remediation or other compensation to pay for damages to natural resources. Moreover, it is not uncommon for individuals to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, crude oil or waste products in the environment.

There is an inherent risk of incurring environmental costs and liabilities in connection with our operations due to our handling of crude oil, air emissions and water discharges related to our operations and historical industry operations and waste disposal practices. For example, an accidental release from one of our facilities could subject us to substantial liabilities for environmental cleanup and restoration costs, claims made by individuals for personal injury, natural resource and property damages and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our operational or compliance costs and the cost of any remediation that may become necessary. We may not be able to recover all or any of these costs from insurance and fines or penalties paid for compliance violations, whether alleged or proven, will not be covered by insurance.

Climate change legislation and related regulatory initiatives could result in increased operating costs and reduced demand for our services.

In December 2009, the U.S. Environmental Protection Agency, or EPA, published its findings that emissions of carbon dioxide, methane and other “greenhouse gases,” or GHGs, present an endangerment to public health and the environment because emissions of such gases are contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. Accordingly, the EPA has adopted regulations that require a reduction in emissions of GHGs from motor vehicles and trigger permit review for GHG emissions from certain large stationary sources. In addition, the EPA issued a final rule, effective in December 2009, requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., beginning in 2011 for emissions occurring in 2010. Further, in March 2010, the EPA finalized new GHG reporting requirements for upstream petroleum and natural gas systems, which will be added to EPA’s GHG Reporting Rule. Facilities containing petroleum and natural gas systems that emit 25,000 metric tons or more of CO2 equivalent per year will be required to report annual GHG emissions to EPA, with the first report due on March 31, 2012. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur additional costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the crude oil we gather, transport, store or otherwise handle in connection with our services.

The United States Congress has been considering legislation to reduce such emissions and almost one half of the states, either individually or through multi-state regional initiatives, have already begun implementing legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or GHG cap and trade programs. Depending on the particular program and scope thereof, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations or could face additional taxes and a higher cost of doing business. Although we would not be impacted to a greater degree than other similarly situated midstream energy service providers, a stringent GHG control program could have an adverse effect on our cost of doing business and could reduce demand for crude oil.

The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged by our pipelines or other facilities, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for crude oil, resulting in a decrease in the demand for our services.

Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil production in our areas of operation, which could adversely impact our business and results of operations.

An increasing percentage of crude oil production is being developed from unconventional sources such as shales. These reservoirs require hydraulic fracturing completion processes to release the crude oil from the rock so it can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate crude oil production. The EPA has commenced a study of the potential environmental impacts of hydraulic fracturing activities, including on water quality and public health, with results of the study anticipated to be available by late 2012. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. For instance, the U.S. Congress is currently considering legislation to amend the federal Safe Drinking Water Act to subject hydraulic fracturing operations to regulation under that act. Sponsors of bills currently pending before the U.S. Senate and House of Representatives have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. Proposed legislation would require, among other things, the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings against producers and service providers. In addition, these bills, if adopted, could establish an additional level of regulation and permitting of hydraulic fracturing operations at the federal level, which could lead to operational delays, increased operating and compliance costs and additional regulatory burdens that could make it more difficult or commercially impracticable to perform hydraulic fracturing, delaying the development of unconventional resources from shale formations which are not commercial without the use of hydraulic fracturing. The Department of Energy, at the direction of the President, is also studying hydraulic fracturing in order to provide recommendations and identify best practices and other steps to enhance companies’ safety and environmental performance in their hydraulic fracturing operations. In addition, several states have already passed, or are considering, legislation that is intended to regulate hydraulic fracturing. We cannot predict what effect such legislation will have on the production of crude oil in our areas of operation. The imposition of additional regulations and permit requirements could lead to delays or increased operating costs for crude oil producers. A reduction in the production of crude oil in our areas of operation could have an adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

The loss of skilled operational employees could significantly reduce our ability to execute our growth and other strategies.

Much of our future success depends on the continued availability and service of skilled operational personnel. Experienced personnel in the midstream industry are in high demand. There can be no assurance that we will continue to attract and retain key operational personnel. If a significant number of our skilled employees resign and are not adequately replaced, or if we are unable to fill currently vacant positions, our business, results of operations, financial condition and ability to make cash distributions to our unitholders could be materially adversely affected.

Because SemGroup’s and our predecessor’s financial statements reflect fresh-start reporting adjustments made upon SemGroup’s emergence from bankruptcy, and because of the effects of the transactions that became effective pursuant to SemGroup’s plan of reorganization, financial information in our current and future financial statements will not be comparable to financial information from prior periods.

In connection with SemGroup’s bankruptcy reorganization, it adopted fresh-start reporting effective as of the close of business on November 30, 2009, in accordance with the Financial Accounting Standards Board

Accounting Standards Codification (ASC) 852, “Reorganizations.” Its adoption of fresh-start reporting resulted in it becoming a new entity for financial reporting purposes. As required by fresh-start reporting, SemGroup’s assets and liabilities, including those contributed to us, were adjusted to reflect fair value at November 30, 2009. In addition to fresh-start reporting, SemGroup’s and our predecessor’s financial statements reflect the effects of all of the transactions implemented through SemGroup’s plan of reorganization. Accordingly, our predecessor’s financial statements for periods ending on or prior to November 30, 2009 are not comparable with our predecessor’s financial statements for periods ending subsequent to November 30, 2009. Furthermore, the estimates and assumptions used to implement fresh-start reporting are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, we cannot provide assurance that the estimates, assumptions, and values reflected in our valuations will be realized, and our actual results could vary materially.

Risks Inherent in an Investment in Us

SemGroup owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment.

Following this offering, SemGroup will own and control our general partner, as well as appoint all of the officers and directors of our general partner, some of whom will also be officers and/or directors of SemGroup. Although our general partner has a fiduciary duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to its owner, SemGroup. Therefore, conflicts of interest may arise between SemGroup and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of SemGroup over our interests and the interests of our unitholders. These conflicts include the following situations, among others:

•	Neither our partnership agreement nor any other agreement requires SemGroup to pursue a business strategy that favors us.

•	SemGroup is not limited in its ability to compete with us and may offer business opportunities or sell midstream assets to parties other than us.

•	Our general partner is allowed to take into account the interests of parties other than us, such as SemGroup, in resolving conflicts of interest.

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All of the officers and certain of the directors of our general partner are also officers and/or directors of SemGroup and will owe fiduciary duties to SemGroup. The officers of our general partner will also devote significant time to the business of SemGroup and will be compensated by SemGroup accordingly.

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The limited partner interests that SemGroup will initially own will permit it to effectively control any vote of our limited partners. SemGroup will be entitled to vote its units in accordance with its own interests, which may be contrary to your interests.

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Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

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Our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

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Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert to common units.

•	Our general partner determines which costs incurred by it are reimbursable by us.

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Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

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Our partnership agreement permits us to classify up to $25 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights.

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Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the common units.

•	Our general partner controls the enforcement of the obligations that it and its affiliates owe to us.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

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Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the Conflicts Committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 154.

Our general partner interest or the control of our general partner or SemGroup may be transferred to a third party without unitholder consent. In addition, SemGroup has received an unsolicited proposal to acquire all of its common stock. A change in control of SemGroup or our general partner could result in a change in our business strategy that does not favor our unitholders or could otherwise have a material adverse effect on our business.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of SemGroup to transfer all or a portion of its ownership interest in our general partner to a third party, directly or indirectly. In addition, SemGroup may be acquired by a third party, or a third party may otherwise obtain control of SemGroup, which would result in such third party gaining control of our general partner. On October 24, 2011, Plains All American Pipeline, L.P. (“Plains”) announced that it had made an unsolicited proposal to acquire all of the outstanding shares of SemGroup for $24.00 per share in cash. On November 16, 2011, Plains reiterated its proposal. Additional proposals to acquire SemGroup, from Plains or other parties, may be received by SemGroup, and SemGroup may enter into an agreement with respect to such a transaction, at any time. Plains or other third parties may also seek to gain control of SemGroup through other methods, including tender offers, consent solicitations or proxy contests.

Any new owner of SemGroup, our general partner or our general partner interest would be in a position to replace our management and the board of directors of our general partner with its own designees, in each case without the consent of unitholders, and may change our business strategy from the one described in this prospectus. For example, any new owner may choose not to pursue our strategy to grow our business through acquisitions from SemGroup and may choose not to pursue business opportunities that our unitholders may consider beneficial to us. In addition, a new owner may sell our assets or the assets of SemGroup to third parties. Further, any such change in ownership may result in a change in our capitalization and may expose us to increased or unanticipated liabilities and costs, some of which may be material. The failure of SemGroup to own our general partner would be an event of default under our credit facility. Any of these changes, and any other changes as a result of a change in ownership of SemGroup, our general partner or our general partner interest, may lower the trading price of our common units and may have an adverse impact on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

Pursuant to the SemGroup credit facility, our general partner and Rose Rock Midstream Holdings, LLC, the sole member of our general partner, will pledge the general partner interest in us and the membership interests in our general partner, respectively. In the event that SemGroup is unable to meet its obligations under its credit facility, the lenders may foreclose on the pledged collateral and thereby acquire control of our general partner and its 2.0% general partner interest in us.

Pursuant to the SemGroup credit facility, our general partner and Rose Rock Midstream Holdings, LLC, the sole member of our general partner, will enter into a pledge agreement with the lenders thereunder. Pursuant to the pledge agreement, the assets of Rose Rock Midstream Holdings, LLC and our general partner, including Rose Rock Midstream Holdings, LLC’s membership interest in our general partner our general partner’s general partner interest in us, will be subject to a security interest in favor of such lenders. In the event that SemGroup is unable to meet its obligations under its credit facility and the lenders foreclose on the pledged collateral, the lenders will own our general partner and all of its assets, including its 2.0% general partner interest in us and all of our incentive distribution rights. In such event, the lenders would control our management and operations.

SemGroup is not limited in its ability to compete with us and is not obligated to offer us the opportunity to acquire additional assets or businesses, which could limit our ability to grow and could adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

SemGroup is not prohibited from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, in the future, SemGroup may acquire, construct or dispose of additional midstream or other assets and may be presented with new business opportunities, without any obligation to offer us the opportunity to purchase or construct such assets or to engage in such business opportunities. Moreover, while SemGroup may offer us the opportunity to buy additional assets from it, it will be under no contractual obligation to do so and we are unable to predict whether or when such acquisitions might be completed.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

Our partnership agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate corporate opportunities among us and its affiliates;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” beginning on page 159.

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary duties of our general partner and restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

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provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the decision was in, or not opposed to, the interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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provides that our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our unitholders if a transaction with an affiliate or the resolution of a conflict of interest is:

(a)	approved by the Conflicts Committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

(b)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

(c)	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(d)	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the Conflicts Committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in subclauses (c) and (d) above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Cost reimbursements due to SemGroup and our general partner for services provided to us or on our behalf will be substantial and will reduce our cash available for distribution to you. The amount and timing of such reimbursements will be determined by our general partner.

We intend to use all of the proceeds from this offering to make a cash distribution to SemGroup. Furthermore, prior to making distributions on our common units going forward, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by SemGroup and our general partner in managing and operating us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursements to SemGroup and our general partner will reduce the amount of cash otherwise available for distribution to our unitholders.

If you are not an Eligible Holder, your common units may be subject to redemption.

We have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible Holders are limited partners whose (a) federal income tax status is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or an analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel. If you are not an Eligible Holder, in certain circumstances as set forth in our partnership agreement, your units may be redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement—Ineligible Holders; Redemption.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders, and we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. Furthermore, we anticipate using substantially all of the net proceeds of this offering to make a distribution to SemGroup, and therefore, the net proceeds of this offering will not be directly used to grow our business.

In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional bank borrowings (under our revolving credit facility or otherwise) or other debt to finance our growth strategy will result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Holders of our common units will have limited voting rights and will not be entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, will be chosen by SemGroup. Furthermore, if our unitholders become dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Even if holders of our common units are dissatisfied, they will not initially be able to remove our general partner without its consent.

The unitholders will initially be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding limited partner units voting together as a single class is required to remove our general partner. Following the closing of this offering, SemGroup will own               % of our outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Because SemGroup is an affiliate of, and appoints all the members of the board of directors of, our general partner, this provision ensures that SemGroup will maintain voting control with respect to decisions affecting the partnership.

Our general partner’s incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer all or a portion of its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner will not have the same incentive to grow our partnership and increase our quarterly distributions to unitholders over time as it would have had if it had retained ownership of its incentive distribution rights.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our general partner may elect to cause us to issue to it additional common and general partner units in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the Conflicts Committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the four most recently completed fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive the number of common units equal to that number of common units which would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Our general partner will also be issued the number of general partner units necessary to maintain its general partner interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not otherwise be sufficiently accretive to cash distributions per common unit. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels” beginning on page 74.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, SemGroup will own approximately               % of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), SemGroup will own approximately               % of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right” on page 173.

You will experience immediate and substantial dilution in pro forma net tangible book value of $               per common unit.

The estimated initial public offering price of $               per common unit exceeds our pro forma net tangible book value of $               per unit. Based on the estimated initial public offering price of $               per common

unit, you will incur immediate and substantial dilution of $               per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution” on page 53.

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

SemGroup may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, SemGroup will hold an aggregate of                common units and                subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide SemGroup with certain registration rights which may facilitate the sale by SemGroup of its common and subordinated units into the public markets. Please see “The Partnership Agreement—Registration Rights” on page 176 and “Units Eligible for Future Sale” on page 177. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only                publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement—Limited Liability” beginning on page 166.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable both for the obligations of the assignor to make contributions to the partnership that were known to the substituted limited partner at the time it became a limited partner and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. Public companies are required to comply with the rules and regulations of the SEC and the securities exchanges, as well as laws enacted by Congress such as the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and to possibly result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We have included $1.9 million of estimated incremental costs per year associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units on the NYSE subject to official notice of issuance. As a limited partnership, we will not be required to, and do not intend to, have a majority of independent directors on our general partner’s board of directors or establish a compensation committee or a nominating and corporate governance committee, as is required for other NYSE-listed entities. Accordingly, unitholders will not have the same protections afforded to investors in other entities, including most corporations, that are subject to all of the NYSE corporate governance requirements. Please see “Management” beginning on page 132.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our combined financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 for our fiscal year ending December 31, 2012. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

If we are deemed to be an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our common units and could have a material adverse effect on our business.

Our initial assets will consist of our ownership interests in our operating subsidiaries. If our assets are deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, or the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or contract rights so as to fall outside of the definition of investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property from or to our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates. The occurrence of some or all of these events would adversely affect the price of our common units and could have a material adverse effect on our business.

Moreover, treatment of us as an investment company would prevent our qualification as a partnership for federal income tax purposes, in which case we would be treated as a corporation for federal income tax purposes. As a result, we would pay federal income tax on our taxable income at the corporate tax rate, distributions to you would generally be taxed again as corporate distributions and none of our income, gains, losses or deductions would flow through to you. If we were taxed as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as an investment company would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units. For a discussion of the federal income tax implications that would result from our treatment as a corporation in any taxable year, please read “Material Federal Income Tax Consequences—Partnership Status” beginning on page 178.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were to be treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were to be treated as a corporation for federal income tax purposes, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

In Texas, we will be subject to an entity-level tax on any portion of our income that is generated in Texas in the prior year. Imposition of any such additional taxes on us or an increase in the existing tax rates would reduce the cash available for distribution to our unitholders.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

If we were to be subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes would reduce the cash available for distribution to you. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Recently, the Obama administration and members of the U.S. Congress have considered substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships which, if enacted, may or may not be applied retroactively. Although we are unable to predict whether any of these changes or any other proposals will ultimately be enacted, any such changes could negatively impact the value of an investment in our common units.

Your share of our income will be taxable to you for U.S. federal income tax purposes even if you do not receive any cash distributions from us.

Because you will be treated as a partner to whom we will allocate taxable income, which could be different in amount than the cash we distribute, your allocable share of our taxable income will be taxable to you, which may require the payment of federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of your common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such common units at a price greater than your tax basis in those common units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount you realize will include your share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 187 for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 184 for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. If the IRS were to challenge this method or new Treasury regulations were to be issued, we could be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Andrews Kurth LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees” on page 188.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units. As a result, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and our allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if special relief from the IRS was not available) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” beginning on page 188 for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We will initially own property or conduct business in a number of states, most of which currently impose a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax laws and regulations, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $               million from the issuance and sale of the common units offered by this prospectus, based upon the mid-point of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions, structuring fees and offering expenses. We intend to use the net proceeds from this offering to make a cash distribution to SemGroup.

The table below sets forth our anticipated use of the expected net proceeds of this offering, after deducting underwriting discounts and commissions, structuring fees and offering expenses:

	Amount of Proceeds (in thousands)	Percentage of Net Proceeds
Distribution to SemGroup	$	100%

The cash distribution to SemGroup made with the net proceeds of this offering will be made in consideration of its contribution to us of all of the partnership interests in SemCrude, L.P., which owns all of our initial assets, and to reimburse SemGroup for certain capital expenditures incurred with respect to those assets.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $         million. The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing and to reimburse SemGroup for certain capital expenditures incurred with respect to our assets. If the underwriters do not exercise their option to purchase additional common units in full, we will issue the common units not purchased to SemGroup upon the expiration of the option (         common units if the option is not exercised at all) in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. We will not receive any additional consideration from SemGroup in connection with such issuance. The exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and structuring fees, to increase or decrease by $               million, and we will adjust the amount of the cash distribution to SemGroup accordingly.

SemGroup has informed us that all of the net proceeds distributed to it will be used to repay, on a pro rata basis, a portion of the aggregate $181 million of indebtedness outstanding under its term loan A and term loan B. The interest rates in effect at September 30, 2011 on the term loan A and the term loan B were 3.74% and 5.75%, respectively. Term loan A matures on June 20, 2016, and term loan B matures on June 20, 2018. SemGroup entered into the term loans in June 2011 and used the proceeds from the term loans, together with proceeds from a new revolving credit facility, to retire its previous revolving credit facility and term loan.

Affiliates of certain of the underwriters are lenders under SemGroup’s term loan A and will, in that respect, receive a portion of the net proceeds of this offering. Please read “Underwriting” beginning on page 196.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of September 30, 2011; and

•

our pro forma cash and cash equivalents and capitalization as of September 30, 2011, after giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements, including:

•	the transactions described in “Summary—Formation Transactions and Partnership Structure”; and

•

our receipt of net proceeds of $               million from the issuance and sale of                common units to the public at an assumed initial offering price of $               (based upon the mid-point of the price range set forth on the cover page of this prospectus) and the use of such proceeds as described in “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the unaudited historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2011
	Historical	Pro Forma
(in thousands)
Cash and cash equivalents	$—	$

Long-term debt	$—	$
Owners’ equity:
SemGroup Corporation (net parent equity)	283,719
Limited partners:
Common unitholders—public	—
Common unitholder—SemGroup	—
Subordinated unitholder—SemGroup	—
General partner	—

Total owners’ equity	283,719

Total capitalization	$283,719	$

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2011, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value would have been $               million, or $               per unit. Net tangible book value excludes $               million of net intangible assets. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Initial public offering price per common unit	$
Net tangible book value per unit before the offering(1)
Increase in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering(2)

Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)(4)	$

(1)	Determined by dividing the number of units ( common units, subordinated units and general partner units) to be issued to our general partner and its affiliates for the contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units to be outstanding after the offering ( common units, subordinated units and general partner units) into our pro forma net tangible book value.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.
(4)	Because the total number of units outstanding following the consummation of this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the underwriters’ option to purchase additional common units.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(In thousands)
General partner and affiliates(1)(2)(3)			%	$		%
Purchasers in the offering			%			%

Total		100.0%		$	100.0%

(1)	The units acquired by our general partner and its affiliates consist of common units, subordinated units and general partner units.
(2)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of September 30, 2011, after giving effect to the application of the net proceeds of the offering, would have equaled $ , reduced by the distributions made to our general partner and its affiliates in connection with this offering of $ .
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the factors and assumptions upon which our cash distribution policy is based, which are included under the heading “—Assumptions and Considerations” beginning on page 62. In addition, please read “Forward-Looking Statements” on page 205 and “Risk Factors” beginning on page 21 for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. For additional information regarding our historical and pro forma operating results, you should refer to our historical and pro forma combined financial statements and related notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects our belief that our unitholders will be better served if we distribute rather than retain our available cash. Generally, our available cash is the sum of our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to our unitholders than would be the case if we were subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except as provided in our partnership agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•

Our cash distribution policy will be subject to a condition under our new revolving credit facility that we may not make a cash distribution if an event of default then exists or would result therefrom. If we were to be unable to satisfy this condition, we would be prohibited from making cash distributions notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” on page 103.

•

Our general partner will have the authority to establish reserves for the proper conduct of our business and for future cash distributions to our unitholders, and the establishment or increase of those reserves could result in a reduction in cash distributions to our unitholders from the levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must believe that the determination is in, or not opposed to, our interests.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders other than in certain limited circumstances where no unitholder approval is required. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by SemGroup) after the subordination period has ended. At the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional common units, SemGroup will own our general partner and approximately               % of our outstanding common units and all of our outstanding subordinated units, or               % of our limited partner interests.

•

Even if our cash distribution policy is not modified or revoked, the amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders for a number of reasons, including as a result of increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs.

•

If and to the extent our distributable cash flow materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Because we will distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses which reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in the new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional bank borrowings (under our revolving credit facility or otherwise) or other debt to finance our growth strategy will increase our interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $               per unit per quarter, or $               per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter beginning with the quarter ending December 31, 2011. This equates to an aggregate cash distribution of $               million per quarter, or $               million on an annualized basis, based on the number of common, subordinated and general partner units expected to be outstanding immediately after the closing of this offering. We will adjust our first distribution for the period from the closing of this offering through December 31, 2011 based on the length of that period.

To the extent the underwriters exercise their option to purchase additional common units in connection with this offering, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remaining common units subject to the option, if any, will be issued to SemGroup at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units or subordinated units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Use of Proceeds” beginning on page 51.

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. In the future, our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to SemGroup upon expiration of the underwriters’ option to purchase additional common units or the issuance of common units in connection with a reset of the incentive distribution target levels).

The table below sets forth the number of common, subordinated and general partner units expected to be outstanding immediately following the closing of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, and the aggregate distribution amounts payable on those units during the year following the closing of this offering at our minimum quarterly distribution rate of $               per unit per quarter ($               per unit on an annualized basis).

	Number of Units	Minimum Quarterly Distributions
		One Quarter	Annualized
Publicly held common units (1)		$	$
Common units held by SemGroup (1)
Subordinated units held by SemGroup
2.0% general partner interest held by SemGroup

Total		$	$

(1)	Assumes the underwriters do not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase additional common units in full, we will issue the common units not purchased to SemGroup upon the expiration of the option period. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder, if any, will be issued to SemGroup. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

During the subordination period, before we make any quarterly distributions to the holders of our subordinated units, our common unitholders will be entitled to receive the full minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordination period generally will end, and all of the subordinated units will convert into an equal number of common units, once we have earned and paid at least (i) $               on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2014, or (ii) $               (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest and the incentive distribution rights for any four-quarter period ending on or after December 31, 2012. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

If we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units and the corresponding distributions on our general partner’s 2.0% interest, we will use this excess available cash to pay any distribution arrearages on the common units related to prior quarters before any cash distribution is made to holders of the subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $               per unit for the year ending December 31, 2012. In those sections, we present two tables, consisting of:

•

“Partnership Unaudited Pro Forma Available Cash,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011; and

•

“Partnership Statement of Estimated Adjusted EBITDA,” which supports our belief that we will be able to generate sufficient estimated adjusted EBITDA to pay the minimum quarterly distribution on all units for the year ending December  31, 2012.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011

If we had completed the transactions contemplated in this prospectus on January 1, 2010, our pro forma available cash generated for the year ended December 31, 2010 would have been approximately $32.3 million. If we had completed the transactions contemplated in this prospectus on October 1, 2010, our pro forma available cash generated for the twelve months ended September 30, 2011 would have been approximately $30.1 million. These amounts would have been sufficient to pay the full minimum quarterly distribution of $               per unit per quarter ($               per unit on an annualized basis) on all of our common units and subordinated units for such periods.

We estimate that we will incur $1.5 million of incremental general and administrative expenses resulting from SemGroup’s allocation of additional overhead to us upon completion of this offering, primarily relating to financial reporting and legal expenses and corporate services. These incremental general and administrative expenses are reflected in our unaudited pro forma financial statements. Additional incremental general and administrative expenses consist of approximately $1.9 million of expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our unaudited pro forma financial statements, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; and director and officer insurance expenses.

We based the adjustments made to our historical financial results upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our historical combined financial statements were prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we completed the transactions contemplated in this prospectus at the beginning of the periods presented. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for each quarter within the twelve-month periods presented.

The following table illustrates, on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated at the beginning of such periods. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

Partnership Unaudited Pro Forma Available Cash

	Year Ended December 31, 2010			Twelve Months Ended September 30, 2011
	(In thousands, except per unit data)
Pro forma net income		$21,422			$24,651
Add:
Depreciation expense		10,435			11,155
Unrealized (gain) loss related to derivatives		763			924
Provision for uncollectable accounts receivable, net of recoveries(1)		3,340			(1,200)
Loss (gain) on disposal of long-lived assets, net		67			33
Interest expense (income), net		1,003			2,182
Income tax expense (income), net		—			—

Adjusted EBITDA(2)		$37,030			$37,745
Less:
Incremental general and administrative expense of being a publicly traded partnership(3)		1,900			1,900
Cash interest expense		1,003			2,182
Maintenance capital expenditures(4)		1,820			3,517
Expansion capital expenditures(4)		14,912			29,172
Add:
Capital contribution to fund expansion capital expenditures(5)		14,912			29,172

Pro forma available cash		$32,307			$30,146

Pro forma cash distributions:
Distributions per unit	$			$

Distributions to public common unitholders(6)	$			$
Distributions to SemGroup—common units(6)
Distributions to SemGroup—subordinated units(6)
Distributions to our general partner(6)

Total cash distributions

Excess (shortfall)	$			$

Percent of minimum quarterly distributions payable to common unitholders			%			%
Percent of minimum quarterly distributions payable to subordinated unitholders			%			%

(1)	Provision for uncollectable accounts receivable for the year ended December 31, 2010 of $3.3 million reflects a charge taken due to the bankruptcy of a customer, net of $0.3 million of recoveries in the last three months of 2010. An additional $0.9 million of recoveries were received in the first nine months of 2011.
(2)	For a definition of adjusted EBITDA, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

(3)	Reflects an adjustment to our pro forma adjusted EBITDA for estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; and director and officer insurance expenses.
(4)	Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities.

For the year ended December 31, 2010, our capital expenditures totaled $17 million. We estimate that 11% of our capital expenditures, or $2 million, were maintenance capital expenditures and that 89% of our capital expenditures, or $15 million, were expansion capital expenditures. Expansion capital expenditures for the year ended December 31, 2010 primarily consisted of expenses associated with the construction of 850,000 barrels of additional crude oil storage capacity in Cushing.

For the twelve months ended September 30, 2011, our capital expenditures totaled $32.7 million. We estimate that 11% of our capital expenditures, or $3.5 million, were maintenance capital expenditures and that 89% of our capital expenditures, or $29.2 million, were expansion capital expenditures. Expansion capital expenditures for the twelve months ended September 30, 2011 primarily consisted of expenses associated with the construction of 850,000 barrels of additional crude oil storage capacity in Cushing.
(5)	We funded our expansion capital expenditures during the year ended December 31, 2010 and the twelve months ended September 30, 2011 through capital contributions made to us by SemGroup. We expect that in the future, our expansion capital expenditures will primarily be funded through borrowings or the sale of debt or equity securities.
(6)	Based on the number of common units, subordinated units and general partner units expected to be outstanding upon the completion of this offering, assuming that the underwriters’ option to purchase additional common units is not exercised.

Estimated Adjusted EBITDA for the Year Ending December 31, 2012

Set forth below is a Partnership Statement of Estimated Adjusted EBITDA that supports our belief that we will be able to generate sufficient cash available for distribution to pay the aggregate annualized minimum quarterly distribution on all of our outstanding units for the year ending December 31, 2012. The financial forecast presents, to the best of our knowledge and belief, our expected results of operations, adjusted EBITDA and cash available for distribution for the forecast period. We define adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization and any non-cash adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities.

For a reconciliation of adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

Our Partnership Statement of Estimated Adjusted EBITDA reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take in order to be able to pay the annualized minimum quarterly distribution on all of our outstanding common, subordinated and general partner units for the year ending December 31, 2012. The assumptions discussed below under “—Assumptions and Considerations” beginning on page 62 are those that we believe are significant to our ability to generate our estimated adjusted EBITDA. We believe our actual results of operations and cash flows will be sufficient to generate the minimum estimated adjusted EBITDA necessary to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the year ending December 31, 2012. We can, however, give you no assurance that we will generate this amount. There will likely be differences between our estimated adjusted EBITDA and our actual results, and those differences could be material. If we fail to generate the minimum estimated adjusted EBITDA set forth below, we may not be able to pay the aggregate annualized minimum quarterly distribution to all of our unitholders. In order to fund distributions on all of our outstanding common, subordinated and general partner units at our initial rate of $               per unit on an annualized basis for the year ending December 31, 2012, our adjusted EBITDA for the year ending December 31, 2012 must be at least $               million.

We do not, as a matter of course, make public projections as to future operations, earnings or other results. However, management has prepared the Partnership Statement of Estimated Adjusted EBITDA and related assumptions and considerations set forth below to substantiate our belief that we will have sufficient available cash to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the year ending December 31, 2012. This forecast is a forward-looking statement and should be read together with our historical combined financial statements and the accompanying notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the aggregate annualized minimum quarterly distribution on all of our outstanding common, subordinated and general partner units for the year ending December 31, 2012. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. BDO USA, LLP, our independent registered public accounting firm, has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, BDO USA, LLP does not express an opinion or any other form of assurance with respect thereto. The report of BDO USA, LLP included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the minimum adjusted EBITDA necessary to pay the aggregate annualized minimum quarterly distribution on all of our outstanding common, subordinated and general partner units for the year ending December 31, 2012.

We are providing the Partnership Statement of Estimated Adjusted EBITDA to supplement our historical combined financial statements and in support of our belief that we will have sufficient available cash to pay the aggregate annualized minimum quarterly distribution on all of our outstanding common, subordinated and general partner units for the year ending December 31, 2012. Please read below under “—Assumptions and Considerations” beginning on page 62 for further information about the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Partnership Statement of Estimated Adjusted EBITDA

	Quarter Ending								Year Ending December 31, 2012
	March 31, 2012		June 30, 2012		September 30, 2012		December 31, 2012
	(In thousands, except per unit amounts)
Revenues		$104,477		$105,648		$108,314		$108,773		$427,212
Cost of products sold, exclusive of depreciation		89,518		89,786		91,048		91,470		361,822
Unrealized gain (loss) on derivatives(1)		—		—		—		—		—

Adjusted gross margin(2)		14,959		15,862		17,266		17,303		65,390

Operating expenses:
Operating		5,382		5,382		5,382		5,383		21,529
General and administrative(3)		3,013		2,455		2,445		2,540		10,453
Depreciation		2,952		3,047		3,217		3,234		12,450

Total operating expenses		$11,347		$10,884		$11,044		$11,157		$44,432

Operating income		$3,612		$4,978		$6,222		$6,146		$20,958
Interest expense, net(4)		567		653		763		835		2,818

Net income		$3,045		$4,325		$5,459		$5,311		$18,140
Add:
Depreciation and amortization		2,952		3,047		3,217		3,234		12,450
Interest expense, net		567		653		763		835		2,818
Income tax expense (benefit)(5)		—		—		—		—		—

Estimated adjusted EBITDA(6)		$6,564		$8,025		$9,439		$9,380		$33,408
Less:
Cash interest expense		457		543		653		725		2,378
Maintenance capital expenditures		866		1,405		1,169		280		3,720
Expansion capital expenditures		8,743		8,705		10,877		5,383		33,708
Add:
Borrowings to fund expansion capital expenditures		8,743		8,705		10,877		5,383		33,708

Estimated distributable cash flow		$5,241		$6,077		$7,617		$8,375		$27,310
Less:
Cash reserves

Minimum estimated available cash from distributable cash flow	$		$		$		$		$

Per unit minimum annual distribution	$		$		$		$		$

Annual cash distributions:
Publicly held common units
Common units held by SemGroup
Subordinated units held by SemGroup
2% general partner interest

Total minimum annual cash distributions	$		$		$		$		$

(1)	Because we believe it is not reasonably possible to forecast unrealized gains or losses on derivatives for future periods, we have assumed none for purposes of this forecast.
(2)	For a definition of adjusted gross margin, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.
(3)	Includes incremental general and administrative expenses of $1.5 million resulting from SemGroup’s allocation of additional overhead expenses to us upon completion of this offering, which are reflected in our unaudited pro forma financial statements, and an estimated $1.9 million of incremental general and administrative expenses that we anticipate incurring as a result of becoming a publicly traded partnership, which are not reflected in our unaudited pro forma financial statements.
(4)	Reflects (i) pro forma interest expense, at an assumed interest rate of 4.50%, on $20.8 million of average borrowings that we estimate will be outstanding during the forecast period under our new revolving credit facility to fund the $33.7 million of estimated expansion capital expenditures, $1.7 million in credit facility arrangement fees and a $0.1 million administrative agent fee, (ii) the pro forma amortization during the forecast period of the $1.7 million in credit facility arrangement fees, which will be amortized over a five-year period, and an annual $0.1 million administrative agent fee and (iii) letters of credit and commitment fees.
(5)	As a limited partnership, we expect that we will pay no income tax during the forecast period.
(6)	For a definition of adjusted EBITDA, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

Assumptions and Considerations

We believe our minimum estimated available cash from distributable cash flow for the year ending December 31, 2012 will be not less than $               million. Our estimates do not assume any incremental revenue, expenses or other costs associated with potential acquisitions. While the assumptions discussed below are not all-inclusive, the assumptions discussed below are those that we believe are significant to our forecasted results of operations, and any assumptions not discussed below were not deemed significant. We believe that the estimates, assumptions and considerations incorporated into our calculation of minimum estimated available cash from distributable cash flow are reasonable, and include the following:

	Pro Forma Year Ended December 31, 2010	Pro Forma Twelve Months Ended September 30, 2011	Forecast for Year Ending December 31, 2012
	(in thousands)
Gross product revenue	$556,518	$915,935	$1,041,874
Nonmonetary transaction adjustment (1)	(397,447)	(581,144)	(656,392)
Net unrealized gain (loss) on derivatives	(763)	(924)	—

Product revenue	158,308	333,867	385,482
Service revenue	49,408	39,652	41,730
Other	365	237	—

Total revenue	208,081	373,756	427,212

Costs of products sold, exclusive of depreciation	146,614	309,060	361,822
Operating expenses	20,398	18,067	21,529
General and administrative expenses	9,160	9,759	10,453
Depreciation	10,435	11,155	12,450

Operating income	$21,474	$25,715	$20,958

Calculation of adjusted gross margin:
Total revenue	$208,081	$373,756	$427,212
Less: Costs of products sold, exclusive of depreciation	(146,614)	(309,060)	(361,822)
Less: Unrealized (gain) loss on derivatives	763	924	—

Adjusted gross margin	$62,230	$65,620	$65,390

(1)	Accounting Standards Codification (ASC) 845-10-15, “Nonmonetary Transactions,” requires transactions in which inventory is purchased from a customer and then resold to the same customer to be presented in the income statement on a net basis. This results in an equal reduction of product revenue and costs of products sold, but has no effect on operating income (loss). Based on our experience during the twelve months ended September 30, 2011, we estimate that our product revenue during the forecast period, after reduction pursuant to ASC 845-10-15, will be approximately 37% of our gross product revenue.

The table below compares our forecasted contracted storage capacity and forecasted transportation, marketing and unloading volumes for the year ending December 31, 2012 to our historical contracted storage capacity and transportation, marketing and unloading volumes for the year ended December 31, 2010 and the twelve months ended September 30, 2011. The table below also compares our forecasted sales and purchase price per barrel of crude oil for the year ending December 31, 2012 to the historical prices for the year ended December 31, 2010 and the twelve months ended September 30, 2011:

	Year Ended December 31, 2010	Twelve Months Ended September 30, 2011	Forecast for Year Ending December 31, 2012
Cushing storage capacity (MMBbls as of period end)	4.7	5.0	7.0
Percent of Cushing capacity contracted (as of period end)	95%	95%	96%
Transportation volumes (Average Bpd)	26,600	35,800	36,400
Marketing volumes (Average Bpd)	15,800	13,400	16,200
Unloading/Platteville volumes (Average Bpd)	25,800	30,600	36,000
Average sales price per barrel	$78.64	$90.06	$86.83
Average purchase cost per barrel	$76.48	$87.51	$84.86

Revenues

Product Revenues. Our product revenues consist of revenues generated by the purchase and sale of crude oil pursuant to fixed-margin transactions or in our marketing business. We estimate that our product revenues for the year ending December 31, 2012 will be $385.5 million, as compared to $158.3 million and $333.9 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively. We expect gross product revenues to increase primarily due to a shift in our Kansas and Oklahoma operations from fee-based transportation agreements, which are not included in gross product revenues, to fixed-margin transactions, which are included in gross product revenues. The ASC 845-10-15 adjustment will eliminate the cost component of these fixed-margin transactions, resulting in a net increase in product revenue equal to the realized margin on such transactions. The expected increase in product revenue over the year ended December 31, 2010 is also due to an assumed increase in the average sales price per barrel of crude oil sold during the forecast period to $86.83, based on NYMEX forward price data as of November 4, 2011, compared to an average sales price of $78.64 per barrel for crude oil sold during the year ended December 31, 2010. The expected increase in product revenue over the twelve months ended September 30, 2011 is also due to expected additional volumes attributable to our Bakken Shale operations, partially offset by a reduction in the average sales price per barrel from the $90.06 sales price realized during the twelve months ended September 30, 2011.

Service Revenues. Our service revenues consist of revenues generated by fees charged for the unloading, transportation and storage of crude oil and related ancillary fees. We estimate that our total service revenues for the year ending December 31, 2012 will be $41.7 million, as compared to $49.4 million and $39.7 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively. Service revenues are expected to decrease from 2010 due to a shift in our Kansas and Oklahoma operations to fixed-margin transactions, which are not included in service revenues, from fee-based agreements, which are included in service revenues. We anticipate that the decrease in service revenues from 2010 will be partially offset by additional revenues arising from additional barrels of storage capacity at our Cushing terminal that we expect to be placed into service at various points during the forecast period. Service revenues are expected to increase from the twelve months ended September 30, 2011 due to the additional storage revenues described above, partially offset by the effects of the shift in our Kansas and Oklahoma operations described above.

Costs of Products Sold

We estimate that our costs of products sold will be $361.8 million for the year ending December 31, 2012, as compared to $146.6 million and $309.1 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively. The increase in costs of products sold over the year ended December 31,

2010 is due to an assumed increase in the average cost per barrel of crude oil purchased during the forecast period to $84.86, based on NYMEX forward price data as of November 4, 2011 (less an estimated margin), compared to an average cost of $76.48 per barrel for crude oil purchased during the year ended December 31, 2010. The expected increase in costs of products sold over the twelve months ended September 30, 2011 is also due to expected additional volumes attributable to our Bakken Shale operations, partially offset by a reduction in the average cost per barrel from the $87.51 cost per barrel of crude oil purchased during the twelve months ended September 30, 2011.

Adjusted Gross Margin

We define adjusted gross margin as total revenues minus costs of products sold and unrealized gain (loss) on derivatives. Because we believe it is not reasonably possible to forecast unrealized gains or losses on derivatives for future periods, we have assumed none for the year ending December 31, 2012. We estimate that our adjusted gross margin will be $65.4 million for the year ending December 31, 2012, as compared to $62.2 million and $65.6 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively, primarily due to:

•

an expected increase in adjusted gross margin from our Cushing storage operations due to an expected increase in contracted storage capacity to approximately 6.8 million barrels as of December 31, 2012 from approximately 4.5 million barrels and 4.8 million barrels as of December 31, 2010 and September 30, 2011, respectively, partially offset by a decrease in our average storage rate for the year ending December 31, 2012 by $0.08 per barrel and $0.02 per barrel compared to the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively, and the expiration of the recognition of deferred storage revenues attributable to a prepaid contract;

•

an expected decrease in adjusted gross margin attributable to our fee-based and fixed-margin gathering and transportation operations due to an increase in short-haul volumes, partially offset by an expected increase in transportation volumes to an average of approximately 36,400 barrels per day for the year ending December 31, 2012, from an average of approximately 26,600 barrels per day for the year ended December 31, 2010 and 35,800 barrels per day for the twelve months ended September 30, 2011, due to new transportation and fixed-margin contracts;

•

an expected increase in adjusted gross margin from our marketing operations due to a higher anticipated spread between the purchase and sale price for volumes sold, combined with an expected increase in marketing volumes to an average of approximately 16,200 barrels per day for the year ending December 31, 2012, from an average of approximately 15,800 barrels per day for the year ended December 31, 2010 and 13,400 barrels per day for the twelve months ended September 30, 2011, due to new crude oil marketing contracts; and

•

an expected increase in adjusted gross margin from our Platteville operations due to an expected increase in unloading volumes to an average of approximately 36,000 barrels per day for the year ending December 31, 2012, from an average of approximately 25,800 barrels per day for the year ended December 31, 2010 and 30,600 barrels per day for the twelve months ended September 30, 2011, due to a capacity expansion on the White Cliffs Pipeline. We expect that the per-barrel unloading fee we receive will remain relatively constant.

Operating Expenses

Our operating expenses include salary and wage expense, utility costs, insurance premiums, taxes and other operating costs. We estimate that we will incur operating expenses of $21.5 million for the year ending December 31, 2012, as compared to $20.4 million and $18.1 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively. Operating expenses for the year ended December 31, 2010 increased by $3.3 million due to a provision for uncollectable accounts receivable, related to the bankruptcy of a customer. Operating expenses for the twelve months ended September 30, 2011 decreased by $1.2 million due to a partial recovery of these accounts receivable. We do not assume any recoveries will be made in the forecast period. Our forecasted operating expenditures are otherwise higher due to incremental operating expenses associated with growth projects and additional business activities.

We do not expect our operating expenses to increase proportionately when we make capacity additions adjacent to our existing facilities in the future, as we believe we will be able to capitalize on our current scale and existing infrastructure to improve operating margins with incremental growth and because these additions do not require significant additions of operating employees.

General and Administrative Expenses

We estimate that our general and administrative expenses will be $10.5 million for the year ending December 31, 2012, as compared to $9.2 million and $9.8 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively, on a pro forma basis. General and administrative expenses for the year ended December 31, 2010 included bankruptcy-related expenses that we will not incur during the forecast period. We estimate that we will incur $1.5 million of incremental general and administrative expenses resulting from SemGroup’s allocation of additional overhead to us upon completion of this offering, primarily relating to financial reporting and legal expenses and corporate services. These incremental general and administrative expenses are reflected in our unaudited pro forma financial statements. Additional incremental general and administrative expenses consist of approximately $1.9 million of expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our unaudited pro forma financial statements, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; and director and officer insurance expenses.

Depreciation

We estimate that our depreciation expense will be $12.5 million for the year ending December 31, 2012, as compared to $10.4 million and $11.2 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively. The expected increase is attributable to the planned completion of the construction of additional storage capacity at Cushing during the forecast period. Estimated depreciation expense reflects our estimates, which are based on consistent average depreciable asset lives and depreciation methodologies.

Capital Expenditures

•

Maintenance Capital Expenditures. We estimate that our maintenance capital expenditures will be $3.7 million for the year ending December 31, 2012, of which $0.9 million is expected to relate to truck replacements. The remaining $2.8 million of maintenance capital expenditures are expected to relate primarily to increased integrity management expenses to comply with new regulations. Maintenance capital expenditures were $1.8 million for the year ended December 31, 2010 and $3.5 million for the twelve months ended September 30, 2011, and included general maintenance, upgrades and integrity management.

•

Expansion Capital Expenditures. We have assumed expansion capital expenditures of $33.7 million for the year ending December 31, 2012, as compared to $14.9 million and $29.2 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively. Our planned expansion capital expenditures relate primarily to the construction of 1.95 million barrels of storage capacity at our Cushing terminal. After the closing of this offering, we expect to fund expansion capital expenditures with funds generated from our operations, borrowings under our new revolving credit facility, the issuance of additional partnership units and debt offerings. For purposes of this forecast, we have assumed that we will fund all of the forecasted expansion capital expenditures with borrowings under our new credit facility. The expansion capital expenditures incurred during the year ended December 31, 2010 and the twelve months ended September 30, 2011 were associated with capacity expansion at our Cushing terminal, and were funded through capital contributions from SemGroup.

Financing

Our forecast for the year ending December 31, 2012 is based on the following significant financing assumptions:

•

We expect to have average borrowings of approximately $20.8 million under our new revolving credit facility, which we expect to incur to fund our forecasted $33.7 million of expansion capital expenditures and the payment of an estimated $1.7 million in credit facility arrangement fees and an estimated $0.1 million in administrative agent fees, and an average of $39.7 million in letters of credit outstanding to support our purchasing activities.

•

The borrowings under our new revolving credit facility will bear interest at an average rate of 4.5% through December 31, 2012. An increase or decrease of 1.0% in the interest rate will result in increased or decreased, respectively, annual interest expenses of $0.2 million.

•	Letters of credit outstanding will bear interest at an average rate of 2.25% and there will be a letter of credit fronting fee of 0.25%.

•	We will remain in compliance with the financial and other covenants in our new credit facility.

Regulatory, Industry and Economic Factors

Our forecast for the year ending December 31, 2012 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

There will not be any new federal, state or local regulation of the portions of the energy industry in which we operate, or a new interpretation of existing regulation, that will be materially adverse to our business.

•

There will not be any major adverse change in the portions of the midstream energy industry that we serve or in general economic conditions, including in the levels of crude oil production and demand in the geographic areas that we serve.

•	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

•	We will not make any acquisitions or other significant expansion capital expenditures (other than as described above).

•	Market, insurance and overall economic conditions will not change substantially.

While we believe that our assumptions supporting our estimated adjusted EBITDA and cash available for distribution for the year ending December 31, 2012 are reasonable in light of our current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual adjusted EBITDA and cash available for distribution that we generate could be substantially less than the amounts that we currently expect to generate and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all of our units, in which event the market price of our common units could decline materially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2011, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2011 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner at the date of determination of available cash for that quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs);

•	comply with applicable law, any of our debt instruments or other agreements or obligations; and

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for common and subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement with the intent to repay such borrowings within 12 months with funds other than from additional working capital borrowings, and that in all cases are used solely for working capital purposes or to pay distributions to unitholders. The proceeds of working capital borrowings increase operating surplus, and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the 12-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $               per unit, or $               on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 101 for a discussion of the restrictions to be included in our revolving credit facility that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$25 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions paid on equity issued to finance all or a portion of the construction, acquisition or development of a capital improvement or maintenance capital project in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or development of a capital improvement or maintenance capital project and ending on the earlier to occur of the date the capital improvement or maintenance capital project commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued to pay the construction-, acquisition- or development-period interest on debt incurred, or to pay construction-, acquisition- or development-period distributions on equity issued, to finance the construction, acquisition or development of a capital improvement or maintenance capital project referred to above; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings incurred at or after the closing of this offering and not repaid within 12 months after having been incurred.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, the definition of operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $               million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) sales or issuances of equity securities, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements, (iv) cash received upon the termination of commodity hedge contracts or interest rate hedge contracts prior to the settlement or termination date specified therein (provided that cash receipts from any such termination will be included in operating surplus in equal quarterly installments over the remaining scheduled life of the contract) and (v) capital contributions received by us.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, compensation of officers, directors and employees of our general partner, reimbursements of expenses to our general partner and its affiliates, interest payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of the contract), maintenance capital expenditures (as discussed in further detail below) and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	deemed repayments of working capital borrowings not repaid within 12 months of having been incurred (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including, but not limited to, taxes) relating to interim capital transactions;

•	distributions to our unitholders or general partner; or

•	repurchases of any class of our units (other than repurchases to satisfy obligations under employee benefit plans) or reimbursement of our general partner for such purchases.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the addition to or improvement or replacement of our capital assets or for the acquisition of existing, or the construction of new, capital assets) made to maintain our long-term operating income or operating capacity. We expect that a primary component of maintenance capital expenditures will include expenditures for routine equipment and facility maintenance or replacement due to obsolescence. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction, acquisition or development of a maintenance capital project and paid in respect of the period that begins when we enter into a binding obligation to commence construction, acquisition or development of a maintenance capital project and ending on the earlier to occur of the date that such maintenance capital project commences commercial service and the date that it is abandoned or disposed of.

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Capital expenditures that are made in part for maintenance capital purposes and in part for other purposes will be allocated between maintenance capital expenditures and expenditures made for other purposes by our general partner.

Expansion capital expenditures are cash expenditures (including expenditures for the addition to or improvement or replacement of our capital assets or for the acquisition of existing, or the construction of new, capital assets) made to increase our long-term operating income or operating capacity. Expansion capital expenditures will include interest payments (and related fees) on debt incurred and distributions on equity issued to finance the construction, acquisition or development of a capital improvement and paid in respect of the period beginning on the date that we enter into a binding obligation to commence construction, acquisition or development of the capital improvement and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional gathering systems, pipelines, storage facilities and related or similar midstream assets.

Capital expenditures that are made in part for expansion capital purposes and in part for other purposes will be allocated between expansion capital expenditures and expenditures for other purposes by our general partner.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of those needed for maintenance of our existing operating capacity or operating income, but that are not expected to expand, for more than the short term, our operating capacity or operating income.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $               per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the annualized minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2012, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $               (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $               (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the distributions made on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately and automatically convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest (other than in connection with the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to SemGroup upon expiration of the underwriters’ option to purchase additional common units or the issuance of common units in connection with a reset of the incentive distribution target levels). Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner will initially hold the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner (assuming our general partner has maintained its 2.0% general partner interest):

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and our unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution		$	98.0%	2.0%
First Target Distribution		up to $	98.0%	2.0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter		above $	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement in certain circumstances to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be based. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the Conflicts Committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four most recently completed fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for such quarter). If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average of the cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average of the cash distributions per common unit during that two-quarter period. Our general partner will also be issued the number of general partner units necessary to maintain its general partner interest in us that existed immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average of the aggregate cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the cash distributions per common unit during these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average of the cash distributions per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $              .

			Marginal Percentage Interest in Distributions
	Quarterly Distribution Per Unit Prior to Reset		Unitholders	2.0% General Partner Interest	Incentive Distribution Rights	Quarterly Distributions Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution		$	98.0%	2.0%	—
First Target Distribution		up to $	98.0%	2.0%	—
Second Target Distribution	above $	up to $	85.0%	2.0%	13.0%
Third Target Distribution	above $	up to $	75.0%	2.0%	23.0%
Thereafter		above $	50.0%	2.0%	48.0%

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed each quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be                common units outstanding, our general partner has maintained its 2.0% general partner interest and the average distribution to each common unit would be $               for the two quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner Prior to Reset			Total Distributions
				2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum Quarterly Distribution		$
First Target Distribution		up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter		above $

			$	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be                common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $              . The number of common units to be issued to our general partner upon the reset was calculated by dividing (x) the average of the aggregate cash distributions received by our general partner in respect of its incentive distribution rights for the two consecutive fiscal quarters immediately prior to the reset as shown in the table above, or $              , by (y) the average of the cash distributions made on each common unit for the two consecutive fiscal quarters immediately prior to the reset as shown in the table above, or $              .

	Quarterly Distribution Per Unit After Reset		Cash Distributions to Common Unitholders After Reset	Cash Distribution to General Partner After Reset			Total Distributions
				2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum Quarterly Distribution		$
First Target Distribution		up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $

Thereafter		above $

			$	$	$	$	$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata, and 50.0% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume that our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the number of common units into which a subordinated unit is convertible;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the number of general partner units comprising the general partner interest; and

•	the arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, each target distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of and in proportion to the negative balance in our general partner’s capital account;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per common unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per common unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per common unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentages set forth above are based on the assumptions that our general partner maintains its 2.0% general partner interest and does not transfer its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•	first, 98.0% to the holders of subordinated units, pro rata, and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units, pro rata, and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•

third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, provided that no allocation will be made pursuant to this third bullet if and to the extent that such allocation would cause any unitholder to have a deficit balance in its capital account (or increase any existing deficit);

•	thereafter, 100.0% to our general partner.

The percentages set forth above are based on the assumptions that our general partner maintains its 2.0% general partner interest and does not transfer its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of our predecessor for accounting purposes, and summary pro forma combined financial and operating data of Rose Rock Midstream, L.P., for the periods and as of the dates indicated. The selected historical combined financial data of our predecessor as of December 31, 2009 and 2010 and for the year ended December 31, 2008, the eleven months ended November 30, 2009, the one month ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited combined financial statements of our predecessor included elsewhere in this prospectus. The selected historical combined balance sheet data of our predecessor as of November 30, 2009 are derived from the audited combined financial statements of our predecessor not included in this prospectus. The selected historical combined balance sheet data of our predecessor as of December 31, 2008 are derived from unaudited combined financial statements of our predecessor not included in this prospectus. The selected historical combined financial data of our predecessor as of December 31, 2006 and 2007 and for the years ended December 31, 2006 and 2007 are derived from the unaudited combined financial statements of our predecessor not included in this prospectus. The selected historical combined financial data of our predecessor as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited condensed combined interim financial statements of our predecessor included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For ease of reference, we refer to the historical financial data of our predecessor as being “our” historical financial data.

The selected pro forma combined financial data presented in the following table for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011 are derived from the unaudited pro forma combined financial statements of Rose Rock Midstream, L.P. included elsewhere in this prospectus. The pro forma balance sheet data were prepared assuming that the offering and the related transactions occurred as of September 30, 2011, and the pro forma statement of operations data were prepared assuming that the offering and the related transactions occurred as of January 1, 2010. These transactions include, and the pro forma financial data give effect to, the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of common units, subordinated units and a 2% general partner interest and our issuance to the public of common units;

•	the application of the net proceeds of this offering as described under “Use of Proceeds”;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation by SemGroup to us of certain corporate overhead expenses that were not allocated to our predecessor.

The pro forma combined financial data do not give effect to the estimated $1.9 million in incremental annual general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

Our predecessor includes SemCrude, L.P., exclusive of its wholly-owned subsidiary SemCrude Pipeline, L.L.C., which holds a 51% interest in the White Cliffs Pipeline. SemCrude, L.P. plans to transfer its ownership interests in SemCrude Pipeline, L.L.C. to an affiliate prior to this offering, and as a result, SemCrude Pipeline, L.L.C. will not be contributed to us. Therefore, SemCrude, L.P.’s ownership of SemCrude Pipeline, L.L.C. is not reflected in the financial statements of our predecessor. Our predecessor also includes Eaglwing, L.P., a wholly-owned subsidiary of SemGroup. Eaglwing, L.P. is not currently conducting any revenue-generating operations, and it will not be contributed to us, but it is included in the financial statements of our predecessor because it previously conducted business operations that were similar to those of SemCrude, L.P.

On July 22, 2008, SemGroup and certain of its subsidiaries, including the entities comprising our predecessor, filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization. During the reorganization process, SemGroup filed a plan of reorganization with the court, which was confirmed on October 28, 2009. The plan of reorganization determined, among other things, how pre-petition date obligations would be settled, the equity structure of the reorganized company upon emergence, and the financing arrangements upon emergence. SemGroup emerged from bankruptcy on November 30, 2009. As described in the notes to the financial statements included in this prospectus, on November 30, 2009, SemGroup applied fresh-start reporting, whereby its assets, liabilities and new capital structure were adjusted to reflect their estimated fair value as of November 30, 2009. As a result, the financial data of our predecessor prior to November 30, 2009 are not comparable to the financial data of our predecessor on and after November 30, 2009.

The following table presents the non-GAAP financial measures of adjusted gross margin and adjusted EBITDA, which we use in our business and view as important supplemental measures of our performance and, in the case of adjusted EBITDA, our liquidity. Adjusted gross margin and adjusted EBITDA are not calculated or presented in accordance with GAAP. For definitions of adjusted gross margin and adjusted EBITDA and a reconciliation of adjusted gross margin to operating income (loss) and of adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Non-GAAP Financial Measures” beginning on page 85.

	Predecessor Historical (Prior to Emergence)				Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010		Nine Months Ended September 30, 2011
	(Unaudited)	(Unaudited)					(Unaudited)		(Unaudited)
	(In thousands, except per unit and operating data)
Statement of operations data:
Revenues(1):
Product	$5,609,866	$3,152,563	$3,010,645	$197,203	$6,724	$158,308	$96,265	$271,824		$158,308		$271,824
Service	20,141	22,521	19,129	40,281	3,891	49,408	36,833	27,077		49,408		27,077
Other	1,433	1,013	10	3	—	365	348	220		365		220

Total revenues	5,631,440	3,176,097	3,029,784	237,487	10,615	208,081	133,446	299,121		208,081		299,121
Expenses(1):
Costs of products sold, exclusive of depreciation and amortization shown below	5,461,259	3,430,889	3,685,594	180,154	5,969	146,614	90,358	252,804		146,614		252,804
Operating(2)	(4,822)	62,179	298,874	15,614	1,536	20,398	16,026	13,695		20,398		13,695
General and administrative	45,317	69,134	33,841	5,813	1,270	7,660	5,922	6,507		9,160		7,642
Depreciation and amortization	9,030	6,860	2,995	3,193	818	10,435	7,785	8,505		10,435		8,505

Total expenses	5,510,784	3,569,062	4,021,304	204,774	9,593	185,107	120,091	281,511		186,607		282,646

Operating income (loss)	120,656	(392,965)	(991,520)	32,713	1,022	22,974	13,355	17,610		21,474		16,475
Other expenses (income):
Interest expense	2,910	3,589	2,907	1,699	43	482	226	1,405		1,003		1,796
Other expense (income), net	(7,696)	(2,713)	(806)	(1,602)	(306)	(985)	(64)	(202)		(951)		(199)

Total other expenses (income)	(4,786)	876	2,101	97	(263)	(503)	162	1,203		52		1,597

Income (loss) before reorganization items	125,442	(393,841)	(993,621)	32,616	1,285	23,477	13,193	16,407		21,422		14,878
Reorganization items gain (loss)(1)	—	—	(94,424)	99,936	—	—	—	—		—		—

Net income (loss)	$125,442	$(393,841)	$(1,088,045)	$132,552	$1,285	$23,477	$13,193	$16,407		$21,422		$14,878

Net income (loss) per common unit (basic and diluted)									$		$

Net income (loss) per subordinated unit (basic and diluted)									$		$

	Predecessor Historical (Prior to Emergence)				Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
	(Unaudited)	(Unaudited)					(Unaudited)		(Unaudited)
	(In thousands, except per unit and operating data)
Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$28,158	$(246,782)	$(56,164)	$58,931	$2,088	$31,492	$34,863	$47,637
Investing activities	35,597	(37,719)	58,836	(34,490)	(2,047)	(16,723)	(9,709)	(25,542)
Financing activities	(38,073)	266,068	(27,931)	(23,426)	(1,056)	(14,466)	(25,154)	(22,398)
Other financial data:
Adjusted gross margin	$358,962	$388,666	$(1,661,071)	$57,079	$4,364	$62,230	$42,593	$45,983	$62,230	$45,983
Adjusted EBITDA	255,146	260,045	(2,020,618)	(40,412)	1,864	38,564	24,395	25,095	37,030	23,957
Capital expenditures	30,799	37,856	76,192	34,530	2,047	16,732	9,712	25,545
Balance sheet data (at period end):
Property, plant and equipment, net	$133,522	$80,357	$82,346	$252,477	$253,706	$260,048	$255,636	$274,827		$273,540
Total assets	1,117,714	1,340,110	771,797	298,799	297,949	357,131	312,138	386,803		387,316
Total long-term debt	—	—	—	—	—	—	—	—		1,800
Net parent equity (deficit)	207,639	(131,744)	(1,136,417)	280,370	280,214	289,988	278,466	283,719		282,581
Operating data:
Cushing storage capacity (MMBbls as of period end)					3.9	4.7	4.7	5.0
Percent of Cushing capacity contracted (as of period end)					100%	95%	95%	95%
Transportation volumes (Average Bpd)(3)					31,800	26,600	25,600	37,900
Marketing volumes (Average Bpd)					2,100	15,800	15,200	12,000
Unloading/Platteville volumes (Average Bpd)					21,700	25,800	25,200	31,700

(1)	For a discussion of transactions between our predecessor and SemGroup, see Note 12 to our audited combined financial statements for the year ended December 31, 2010 and Note 5 to our unaudited interim combined financial statements for the nine months ended September 30, 2011.
(2)	During the year ended December 31, 2006, operating expense was reduced by a gain of approximately $71.0 million on the sale of long-lived assets.
(3)	Includes fee-based services and fixed-margin transactions.

Non-GAAP Financial Measures

We define adjusted gross margin as total revenues minus costs of products sold and unrealized gain (loss) on derivatives. We define adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization and any non-cash adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities. Because our predecessor is a pass-through entity for federal and state income tax purposes, no provision for income taxes is reported in our historical statements of operations. Adjusted gross margin and adjusted EBITDA are used as supplemental financial measures by our management and external users of our financial statements, such as investors, lenders and industry analysts, to assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, historical cost basis, capital structure or the impact of fluctuating commodity prices.

In addition, adjusted EBITDA is used as a liquidity measure to assess:

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of adjusted gross margin and adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted gross margin is operating income (loss), and the GAAP measures most directly comparable to adjusted EBITDA are net income (loss) and net cash provided by (used in) operating activities. Adjusted gross margin and adjusted EBITDA should not be considered alternatives to operating income (loss), net income (loss), net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted gross margin and adjusted EBITDA have important limitations as analytical tools because they exclude some, but not all, items that affect net income and net cash provided by operating activities. Because adjusted gross margin and adjusted EBITDA are defined differently by other companies in our industry, our definitions of adjusted gross margin and adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Management compensates for the limitations of adjusted gross margin and adjusted EBITDA as analytical tools by reviewing the comparable GAAP measures, understanding the differences between adjusted gross margin and adjusted EBITDA, on the one hand, and operating income (loss), net income (loss) and net cash provided by (used in) operating activities, on the other hand, and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

The following table presents a reconciliation of (i) adjusted gross margin to operating income (loss) and (ii) adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical (Prior to Emergence)				Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
	(Unaudited; in thousands)
Reconciliation of adjusted gross margin to operating income (loss):
Operating income (loss)	$120,656	$(392,965)	$(991,520)	$32,713	$1,022	$22,974	$13,355	$17,610	$21,474	$16,475
Add:
Unrealized (gain) loss on derivatives	188,781	643,458	(1,005,261)	(254)	(282)	763	(495)	(334)	763	(334)
Operating expense	(4,822)	62,179	298,874	15,614	1,536	20,398	16,026	13,695	20,398	(13,695)
General and administrative expense	45,317	69,134	33,841	5,813	1,270	7,660	5,922	6,507	9,160	7,642
Depreciation and amortization expense	9,030	6,860	2,995	3,193	818	10,435	7,785	8,505	10,435	8,505

Adjusted gross margin	$358,962	$388,666	$(1,661,071)	$57,079	$4,364	$62,230	$42,593	$45,983	$62,230	$45,983

Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$125,442	$(393,841)	$(1,088,045)	$132,552	$1,285	$23,477	$13,193	$16,407	$21,422	$14,878
Add:
Interest expense	2,910	3,589	2,907	1,699	43	482	226	1,405	1,003	1,796
Income tax expense (benefit)	—	—	—	—	—	—	—	—	—	—
Depreciation and amortization	9,030	6,860	2,995	3,193	818	10,435	7,785	8,505	10,435	8,505
Unrealized (gain) loss on derivatives	188,781	643,458	(1,005,261)	(254)	(282)	763	(495)	(334)	763	(334)
(Gain) loss on impairment or sale of assets	(70,961)	49	2,901	(40)	—	67	46	12	67	12
Non-cash reorganization items	—	—	63,896	(24,682)	—	—	—	—	—	—
Provision for uncollectible accounts receivable	(56)	(70)	(11)	—	—	3,340	3,640	(900)	3,340	(900)
Adjustments for plan effects and fresh start accounting	—	—	—	(152,880)	—	—	—	—	—	—

Adjusted EBITDA	$255,146	$260,045	$(2,020,618)	$(40,412)	$1,864	$38,564	$24,395	$25,095	$37,030	$23,957

Reconciliation of adjusted EBITDA to net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	$28,158	$(246,782)	$(56,164)	$58,931	$2,088	$31,492	$34,863	$47,637
Less:
Changes in assets and liabilities, net of acquisitions and deconsolidated subsidiaries	(224,078)	(503,238)	1,967,361	101,042	267	(6,590)	10,694	23,947
Add:
Interest expense	2,910	3,589	2,907	1,699	43	482	226	1,405

Adjusted EBITDA	$255,146	$260,045	$(2,020,618)	$(40,412)	$1,864	$38,564	$24,395	$25,095

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of our predecessor and its subsidiaries in conjunction with the historical combined financial statements and related notes of our predecessor included elsewhere in this prospectus. Among other things, those financial statements and the related notes include more detailed information regarding the basis of presentation for the following information.

Overview

We are a growth-oriented Delaware limited partnership recently formed by SemGroup to own, operate, develop and acquire a diversified portfolio of midstream energy assets. We are engaged in the business of crude oil gathering, transportation, storage and marketing in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas. We serve areas that are experiencing strong production growth and drilling activity through our exposure to the Bakken Shale in North Dakota and Montana, the Denver-Julesburg (DJ) Basin and the Niobrara Shale in the Rocky Mountain region, and the Granite Wash and the Mississippian oil trend in the Mid-Continent region. The majority of our assets are strategically located in or connected to the Cushing, Oklahoma crude oil marketing hub. Cushing is the designated point of delivery specified in all NYMEX crude oil futures contracts and is one of the largest crude oil marketing hubs in the United States. We believe that our connectivity in Cushing and our numerous interconnections with third-party pipelines, refineries and storage terminals provide our customers with the flexibility to access multiple points for the receipt and delivery of crude oil.

For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based services or fixed-margin transactions. For a definition of adjusted gross margin and a reconciliation of adjusted gross margin to operating income (loss), its most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP, please see “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

How We Evaluate Our Operations

Our management uses a variety of financial and operational metrics to analyze our performance. We view these metrics as important factors in evaluating our profitability and review these measurements on at least a monthly basis for consistency and trend analysis. These metrics include financial measures, including adjusted gross margin, operating expenses and adjusted EBITDA, and operating data, including contracted storage capacity and transportation, marketing and unloading volumes.

Adjusted Gross Margin

We view adjusted gross margin as an important performance measure of the core profitability of our operations, as well as our operating performance as compared to that of other companies in our industry, without regard to financing methods, historical cost basis, capital structure or the impact of fluctuating commodity prices. We define adjusted gross margin as total revenues minus cost of products sold and unrealized gain (loss) on derivatives. Adjusted gross margin allows us to make a meaningful comparison of the operating results between our fee-based activities, which do not involve the purchase or sale of crude oil, and our fixed-margin and marketing operations, which do. In particular, adjusted gross margin provides a way to compare the actual transportation fee received under fixed-fee contracts with the effective transportation fee realized through a fixed-margin transaction. In addition, adjusted gross margin allows us to make a meaningful comparison of the results of our fixed-margin and marketing operations across different commodity price environments because it measures the spread between the product sales price and cost of products sold. See “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

Contracted Storage Capacity and Transportation, Marketing and Unloading Volumes

In our Cushing storage operations, we charge our customers a fee for storage capacity provided, regardless of actual usage. On our Kansas and Oklahoma system, we provide transportation services on a fee basis or pursuant to fixed-margin transactions, but in either case, the adjusted gross margin we generate is dependent on the volumes of crude oil transported (if on a fee basis) or purchased and sold (if pursuant to a fixed-margin transaction). We refer to these volumes, in the aggregate, as transportation volumes. Similarly, on our Kansas and Oklahoma system and through our Bakken Shale operations, we conduct marketing activities involving the purchase and sale of crude oil or related derivative contracts. We refer to the crude oil volumes purchased and sold in our marketing operations as marketing volumes. Finally, at our Platteville truck unloading facility, we charge our customers a fee based on the volumes unloaded.

Operating Expenses

Our management seeks to maximize the profitability of our operations in part by minimizing operating expenses. These expenses are comprised of salary and wage expense, utility costs, insurance premiums, taxes and other operating costs, some of which are independent of the volumes we handle.

The current high levels of crude oil exploration, development and production activities are increasing competition for personnel and equipment. This increased competition is placing upward pressure on the prices we pay for labor, supplies and miscellaneous equipment. To the extent we are unable to procure necessary services or offset higher costs, our operating results will be negatively impacted.

Adjusted EBITDA

We define adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization and any non-cash adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities. We use adjusted EBITDA as a supplemental performance and liquidity measure to assess:

•

our operating performance as compared to that of other companies in our industry, without regard to financing methods, historical cost basis, capital structure or the impact of fluctuating commodity prices;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

Note About Non-GAAP Financial Measures

Adjusted gross margin and adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations.

Operating income (loss) is the GAAP measure most directly comparable to adjusted gross margin, and net income (loss) and cash provided by (used in) operating activities are the GAAP measures most directly comparable to adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool because it excludes some but not all items that affect the most directly comparable GAAP financial measure. You should not consider adjusted gross margin or adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted gross margin and adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Management compensates for the limitations of adjusted gross margin and adjusted EBITDA as analytical tools by reviewing the comparable GAAP measures, understanding the differences between adjusted gross margin and adjusted EBITDA, on the one hand, and operating income (loss), net income (loss) and net cash provided by (used in) operating activities, on the other hand, and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

How We Generate Adjusted Gross Margin

We generate adjusted gross margin by providing fee-based services, by entering into fixed-margin transactions and through marketing activities. Revenues from our fee-based services are included in service revenues, and revenues from our fixed-margin and marketing activities are included in product revenues.

The following table shows the adjusted gross margin generated by our fee-based services, our fixed-margin transactions and our marketing activities for the nine months ended September 30, 2011:

	Fee-Based Services	Fixed- Margin Transactions	Marketing Activities	Other	Total
	(in thousands)
Revenues	$27,077	$6,381	$265,443	$220	$299,121
Less: Costs of products sold, exclusive of depreciation	—	—	(252,804)	—	(252,804)
Less: Unrealized (gain) loss on derivatives	—	—	(334)	—	(334)

Adjusted gross margin	$27,077	$6,381	$12,305	$220	$45,983

The following table shows the adjusted gross margin generated by our fee-based services, our fixed-margin transactions and our marketing activities for the nine months ended September 30, 2010:

	Fee-Based Services	Fixed- Margin Transactions	Marketing Activities	Other	Total
	(in thousands)
Revenues	$36,833	$2,322	$93,943	$348	$133,446
Less: Costs of products sold, exclusive of depreciation	—	—	(90,358)	—	(90,358)
Less: Unrealized (gain) loss on derivatives	—	—	(495)	—	(495)

Adjusted gross margin	$36,833	$2,322	$3,090	$348	$42,593

The following table shows the adjusted gross margin generated by our fee-based services, our fixed-margin transactions and our marketing activities for the year ended December 31, 2010:

	Fee-Based Services	Fixed- Margin Transactions	Marketing Activities	Other	Total
	(in thousands)
Revenues	$49,408	$3,381	$154,927	$365	$208,081
Less: Costs of products sold, exclusive of depreciation	—	—	(146,614)	—	(146,614)
Less: Unrealized (gain) loss on derivatives	—	—	763	—	763

Adjusted gross margin	$49,408	$3,381	$9,076	$365	$62,230

Fee-Based Services

We charge a capacity or volume-based fee for the unloading, transportation and storage of crude oil and related ancillary services. Our fee-based services include substantially all of our operations in Cushing and Platteville and a portion of the transportation services we provide on our Kansas and Oklahoma pipeline system. Some of our fee-based contracts are take-or-pay contracts whereby the customer is required to pay us a fixed minimum monthly fee regardless of usage. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 79% and 59% of our adjusted gross margin, respectively, was generated by providing fee-based services to customers.

Fixed-Margin Transactions

We purchase crude oil from a producer or supplier at a designated receipt point at an index price less a transportation fee, and simultaneously sell an identical volume of crude oil at a designated delivery point to the same party at the same index price, thereby locking in a fixed margin that is in effect economically equivalent to a transportation fee. We refer to these arrangements as “fixed-margin” or “buy/sell” transactions. These fixed-margin transactions account for a portion of the adjusted gross margin we generate on our Kansas and Oklahoma pipeline system and through our Bakken Shale operations. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 6% and 14% of our adjusted gross margin, respectively, was generated through fixed-margin transactions.

Marketing Activities

We conduct marketing activities by purchasing crude oil for our own account from producers, aggregators and traders and selling crude oil to traders and refiners. Our marketing activities account for a portion of the adjusted gross margin we generate on our Kansas and Oklahoma pipeline system and through our Bakken Shale operations. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 15% and 27% of our adjusted gross margin, respectively, was generated through marketing activities.

We mitigate the commodity price exposure of our crude oil marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create “back-to-back” transactions intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. All of our marketing activities are subject to our comprehensive risk management policy, which establishes limits to manage risk and mitigate financial exposure. See “Business—Risk Governance and Comprehensive Risk Management Policy” for more information on our Comprehensive Risk Management Policy.

More specifically, we utilize futures and swap contracts to manage our exposure to market changes in commodity prices, to protect our adjusted gross margin on our purchased crude oil and to manage our liquidity risk associated with margin deposit requirements on our overall derivative positions. As we purchase inventory from suppliers, we may establish a fixed or variable margin with future sales by:

•	selling a like quantity of crude oil for future physical delivery to create an effective back-to-back transaction; or

•	entering into futures and swaps contracts on the NYMEX or over-the-counter markets.

Items Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

•	On July 22, 2008, SemGroup and certain of its U.S. subsidiaries, including our predecessor, filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On November 30, 2009,

SemGroup emerged from bankruptcy as a newly reorganized company. As a result, we applied fresh- start reporting on November 30, 2009. We recorded individual assets and liabilities based on their fair values at November 30, 2009, using the assistance of a valuation advisor to determine the values of certain assets. As a result of these factors (the bankruptcy and fresh-start reporting) and other factors, our post-emergence financial statements are not comparable with our pre-emergence financial statements for 2008 and the first eleven months of 2009. Due to the effect of the bankruptcy on our financial statements, we present comparisons of our results of operations for (i) the year ended December 31, 2010 versus the eleven months ended November 30, 2009, (ii) December 2009 versus the average of the eleven months ended November 30, 2009 and (iii) the eleven months ended November 30, 2009 versus the year ended December 31, 2008.

•

Prior to our emergence from bankruptcy on November 30, 2009, we were allocated a portion of the interest expense for indebtedness incurred by SemGroup, but after our emergence, we have only been allocated interest expense for outstanding letters of credit.

•	Prior to December 2010, our Bakken Shale operations were conducted through a different SemGroup subsidiary, so they are not reflected in our historical results of operations prior to that month.

•

We estimate that we will incur $1.5 million of incremental general and administrative expenses resulting from SemGroup’s allocation of additional overhead to us upon completion of this offering, primarily relating to financial reporting and legal expenses and corporate services. In addition, we expect to incur further incremental general and administrative expenses of approximately $1.9 million as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; and director and officer insurance expenses. None of these incremental general and administrative expenses are reflected in the historical combined financial statements of our predecessor, although the $1.5 million of incremental allocated general and administrative expenses is reflected in our unaudited pro forma financial statements.

•

Our business model changed dramatically from 2008 to 2009 as we shifted away from trading activities toward a business heavily weighted in fee-based services and fixed-margin transactions. Until July 2008, we engaged in significant crude oil marketing activities and substantially all of our revenues and costs of goods sold were associated with the purchase and sale of crude oil. During SemGroup’s bankruptcy in 2008, we no longer had access to the working capital necessary to continue this crude oil marketing business, and we abandoned this business model in or about July 2008.

•

We have begun to ship more crude oil under fixed-margin arrangements and less crude oil under fee-based transportation contracts on our Kansas and Oklahoma system. We believe that owning the volumes in the system, as opposed to shipping volumes owned by others, allows us to manage the system more efficiently and provides us with greater operational flexibility. In addition, we have found that some of our customers prefer to ship or receive crude oil under fixed-margin arrangements. The increase in fixed-margin arrangements and decrease in fee-based contracts has resulted in an increase in product revenue and a decrease in service revenues for the nine months ended September 30, 2011 compared to prior periods. We do not believe that the increase in fixed-margin arrangements has resulted in any material change to the adjusted gross margin we generate as compared to that generated under our prior fee-based contracts.

General Trends and Outlook

We expect our business to continue to be affected by the key trends discussed below. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results.

Commodity Prices

Our fee-based operations have minimal direct exposure to commodity prices. With respect to our fixed-margin and marketing operations, increases or decreases in commodity prices will directly affect revenues generated and the cost of products sold, but generally have significantly lesser impact on adjusted gross margin. As a result, our fixed-margin and marketing operations are generally not directly affected by the absolute level of crude oil prices, but are affected by overall levels of the supply of and demand for crude oil and relative fluctuations in market-related indices. However, to the extent that we do not enter into “back-to-back” purchase and sale transactions, our marketing operations have direct exposure to commodity price volatility.

All of our operations are indirectly affected by commodity prices. Crude oil prices have been highly volatile in the past, and we expect that volatility to continue. The demand for storage capacity results in part from our customers’ desire to have the ability to take advantage of profit opportunities created by volatility in the price of crude oil. The lack of a contango market for crude oil (when the prices for future deliveries are higher than the current prices) negatively affects the demand for our storage assets because the margin between crude oil futures prices relative to spot prices may not cover the cost of purchasing crude oil and holding it in storage. On the other hand, increased volatility in crude oil prices increases the value of these assets by increasing the option value of crude oil stored. Further, the higher the level of absolute crude oil prices, the higher the costs of financing and insuring crude oil in storage, which negatively affects storage economics. Changes in crude oil prices may also indirectly impact the volumes of crude oil we gather, transport and market.

Recently, Cushing has experienced a shortfall in takeaway pipeline capacity, which has been cited as a principal reason for the decline in the WTI Index price used at Cushing compared to other crude oil price indices. We believe that if and when any of several planned takeaway pipeline expansion projects are completed, this price differential will narrow and Cushing will remain the predominant benchmarking and transportation hub for crude oil in the United States. Please read “Industry Overview—Overview of Cushing” beginning on page 113.

Interest Rates

The credit markets recently have experienced near-record lows in interest rates. If the overall economy strengthens, it is likely that monetary policy will tighten, resulting in higher interest rates to counter possible inflation. If this occurs, interest rates on floating rate credit facilities and future offerings in the debt capital markets could be higher than current levels, causing our financing costs to increase accordingly.

In addition, there is a financing cost for the storage capacity user to carry the cost of the inventory while it is stored in the facility. That financing cost is impacted by the cost of capital or interest rate incurred by the storage user as well as the commodity cost of the crude oil in inventory. The higher the financing cost, the lower the margin that will be left over from the price spread that was intended to be captured. Accordingly, a significant increase in interest rates could impact the demand for storage capacity independent of other market fundamentals.

Our implied distribution yield is a product of our unit price and the level of our cash distributions. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, reduce debt or for other purposes.

Results of Operations

Nine Months Ended September 30, 2011 Versus Nine Months Ended September 30, 2010

	Predecessor
	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
	(Unaudited; in thousands)
Statement of operations data:
Revenues:
Product	$96,265	$271,824
Service	36,833	27,077
Other	348	220

Total revenues	133,446	299,121
Expenses:
Costs of products sold, exclusive of depreciation shown below	90,358	252,804
Operating	16,026	13,695
General and administrative	5,922	6,507
Depreciation	7,785	8,505

Total expenses	120,091	281,511

Operating income	13,355	17,610
Other expenses (income):
Interest expense	226	1,405
Other expense(income), net	(64)	(202)

Total other expenses (income)	162	1,203

Income before reorganization items	13,193	16,407
Reorganization items gain (loss)	—	—

Net income	$13,193	$16,407

Adjusted gross margin(1)	$42,593	$45,983

(1)	For a definition of adjusted gross margin and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

Revenue

Revenue increased in the nine months ended September 30, 2011 to $299 million from $133 million in the nine months ended September 30, 2010.

	Predecessor
	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
	(Unaudited; in thousands)
Gross product revenue	$388,704	$748,121
Nonmonetary transaction adjustment(1)	(292,934)	(476,631)
Net unrealized gain (loss) on derivatives	495	334

Product revenue	96,265	271,824
Service revenue	36,833	27,077
Other	348	220

Total revenue	$133,446	$299,121

(1)

Accounting Standards Codification (ASC) 845-10-15, “Nonmonetary Transactions,” requires transactions in which inventory is purchased from a customer and then resold to the same customer to be presented in the income statement on a net basis. This results in an equal reduction of product revenue and costs of products sold, but has no effect on operating income (loss). However, changes in the level of such purchase and sale activity between periods can have an effect on the comparison between those periods.

Product revenue increased in the nine months ended September 30, 2011 to $272 million from $96 million in the nine months ended September 30, 2010. The increase was primarily due to an increase in the average volume sold to 0.9 million barrels per month at an average sales price of $94 per barrel for the nine months ended September 30, 2011 from an average volume sold of 0.6 million barrels per month at an average sales price of $77 per barrel for the same period in 2010. The increase in volumes sold was attributable to newly contracted volumes as well as the shift in our Kansas and Oklahoma operations from fee-based transportation agreements, under which the volumes transported are not included in volumes sold and therefore do not increase product revenue, to fixed-margin transactions, under which the volumes transported are included in volumes sold and therefore increase product revenue.

Gross product revenue was reduced by $477 million and $293 million during the nine months ended September 30, 2011 and 2010, respectively, in accordance with ASC 845-10-15.

Service revenue decreased in the nine months ended September 30, 2011 to $27 million from $37 million for the nine months ended September 30, 2010. The decrease in service revenue was primarily due to a shift in our Kansas and Oklahoma operations to fixed-margin transactions, which are not included in service revenues, from fee-based agreements, which are included in service revenues.

Costs of Products Sold

Costs of products sold increased in the nine months ended September 30, 2011 to $253 million from $90 million in the nine months ended September 30, 2010. Costs of products sold reflected reductions of $477 million and $293 million in the nine months ended September 30, 2011 and 2010, respectively, in accordance with ASC 845-10-15. Costs of products sold increased due to the increase in the average barrels sold per month described above, combined with an increase in the average per barrel cost of crude oil to $90 for the nine months ended September 30, 2011 from $76 for the same period in 2010.

Adjusted Gross Margin

We define adjusted gross margin as total revenues minus costs of products sold and unrealized gain (loss) on derivatives. Adjusted gross margin increased in the nine months ended September 30, 2011 to $46 million from $43 million in the nine months ended September 30, 2010, due to:

•

a decrease in adjusted gross margin from our storage operations due to a decrease in our average storage rate by $0.08 per barrel for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, as well as the expiration of the recognition of deferred revenues attributable to a prepaid contract in January 2011, partially offset by an increase in contracted storage capacity;

•

a slight decrease in adjusted gross margin attributable to our fee-based and fixed-margin transportation operations due to an increase in short-haul volumes, leading to a decrease in average transportation rates;

•

an increase in adjusted gross margin from our marketing operations resulting from a higher spread between the purchase and sale price for volumes of crude oil sold, as the excess of our average sales price per barrel over our average purchase cost per barrel increased to approximately $4 from approximately $1, partially offset by fewer marketing volumes sold; and

•	an increase in adjusted gross margin from our Platteville operations resulting from increased unloading volumes.

Operating Expense

Operating expenses decreased in the nine months ended September 30, 2011 to $14 million from $16 million during the nine months ended September 30, 2010, due primarily to an allowance for uncollectable accounts receivable of $3.6 million recorded during the nine months ended September 30, 2010 and to the recovery during the nine months ended September 30, 2011 of $0.9 million of these accounts receivable. This decrease was partially offset by increased operating expenses in the Bakken Shale area. During 2010, we assumed certain operations in the Bakken Shale area that had previously been managed by SemCanada Crude Company, which is subsidiary of SemGroup.

General and Administrative Expense

General and administrative expense remained similar for both the nine months ended September 30, 2011 and the nine months ended September 30, 2010.

Depreciation

Depreciation increased in the nine months ended September 30, 2011 to $9 million from $8 million during the nine months ended September 30, 2010. The increase was attributable to the completion of additional storage capacity at Cushing and Platteville.

Year Ended December 31, 2010 Versus Eleven Months Ended November 30, 2009

Our results of operations for the year ended December 31, 2010 were generally affected by the additional month of operations included in the year ended December 31, 2010 when compared to the eleven months ended November 30, 2009. This is in addition to any other factors described below.

	Predecessor
	Prior to Emergence	Subsequent to Emergence
	Eleven Months Ended November 30, 2009	Year Ended December 31, 2010
	(In thousands)
Statement of operations data:
Revenues:
Product	$197,203	$158,308
Service	40,281	49,408
Other	3	365

Total revenues	237,487	208,081
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	180,154	146,614
Operating	15,614	20,398
General and administrative	5,813	7,660
Depreciation and amortization	3,193	10,435

Total expenses	204,774	185,107

Operating income	32,713	22,974
Other expenses (income):
Interest expense	1,699	482
Other expense(income), net	(1,602)	(985)

Total other expenses (income)	97	(503)

Income before reorganization items	32,616	23,477
Reorganization items gain (loss)	99,936	—

Net income	$132,552	$23,477

Adjusted gross margin(1)	$57,079	$62,230

(1)	For a definition of adjusted gross margin and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures.”

Revenue

Revenue decreased in 2010 to $208 million from $237 million in the eleven months ended November 30, 2009.

	Predecessor
	Prior to Emergence	Subsequent to Emergence
	Eleven Months Ended November 30, 2009	Year Ended December 31, 2010
	(In thousands)
Gross product revenue	$383,937	$556,518
Nonmonetary transaction adjustment	(186,988)	(397,447)
Net unrealized gain (loss) on derivatives	254	(763)

Product revenue	197,203	158,308
Service revenue	40,281	49,408
Other	3	365

Total revenue	$237,487	$208,081

Product revenue decreased in 2010 to $158 million from $197 million in the eleven months ended November 30, 2009. Gross product revenue prior to the ASC 845-10-15 adjustment actually increased due to an increase in the average sales price of crude oil to $79 per barrel for the year ended December 31, 2010 from $58 per barrel for the eleven months ended November 30, 2009. Associated volumes were similar for both periods. In accordance with ASC 845-10-15, gross product revenue was reduced by $397 million and $187 million in 2010 and the eleven months ended November 30, 2009, respectively. Because a larger volume of transactions were subject to netting pursuant to ASC 845-10-15, reported product revenue decreased, despite the increase in the average sales price per barrel of crude oil.

Service revenue increased in 2010 to $49 million from $40 million in the eleven months ended November 30, 2009, primarily due to the completion of additional storage expansion projects.

Costs of Products Sold

Costs of products sold decreased in 2010 to $147 million from $180 million in the eleven months ended November 30, 2009. Costs of products sold reflected reductions of $397 million and $187 million in 2010 and the eleven months ended November 30, 2009, respectively, in accordance with ASC 845-10-15. The average purchase cost of crude oil increased to $76 per barrel for the year ended December 31, 2010 from $55 per barrel for the eleven months ended November 30, 2009. Because a larger volume of transactions were subject to netting pursuant to ASC 845-10-15, reported costs of products sold decreased, despite the increase in the average purchase cost per barrel of crude oil.

Adjusted Gross Margin

Adjusted gross margin increased in 2010 to $62 million from $57 million in the eleven months ended November 30, 2009, due to:

•

an increase in adjusted gross margin from our storage operations due to an increase in contracted storage capacity to approximately 4.5 million barrels as of December 31, 2010 from approximately 3.9 million barrels as of November 30, 2009;

•

a decrease in adjusted gross margin from transportation due to a reduction in truck transportation revenue received from SemCanada Crude Company. For a period in 2010, SemCanada Crude Company assumed responsibility for their own trucking;

•	a decrease in adjusted gross margin from marketing due to approximately $3.9 million realized from a contango strategy in the eleven months ended November 30, 2009 that was not continued in 2010; and

•	an increase in adjusted gross margin at Platteville due to the inclusion of a full year of operations. Platteville began operations in June 2009.

Operating Expense

Operating expense increased in 2010 to $20 million from $16 million in the eleven months ended November 30, 2009. The increase was due primarily to bad debt expense of $3.3 million related to a customer that declared bankruptcy.

General and Administrative Expense

General and administrative expense increased in 2010 to $8 million from $6 million in the eleven months ended November 30, 2009. The increase was due primarily to the recognition of incentive compensation and restricted stock expense in general and administrative expense. During bankruptcy, certain costs related to the governance of our predecessor were classified as reorganization items. After emergence, such costs were classified as general and administrative expenses.

Depreciation and Amortization

Depreciation and amortization expense increased in 2010 to $10 million from $3 million in the eleven months ended November 30, 2009. This increase was due primarily to higher depreciation as a result of higher fixed asset values which were recorded as part of fresh-start reporting.

December 2009 Versus Average of Eleven Months Ended November 30, 2009

We desire to provide a meaningful comparison of our results of operations for December 2009 to those for the eleven months ended November 30, 2009. In order to make this comparison as useful as possible, we have based the comparison on the monthly average for the eleven months ended November 30, 2009. In this way, any significant changes from the average can be identified and become the subject of explanation.

	Predecessor
	Prior to Emergence	Subsequent to Emergence
	Average of Eleven Months Ended November 30, 2009	Month Ended December 31, 2009
	(In thousands)
Statement of operations data:
Revenues:
Product	$17,928	$6,724
Service	3,662	3,891
Other	—	—

Total revenues	21,590	10,615
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	16,378	5,969
Operating	1,420	1,536
General and administrative	528	1,270
Depreciation and amortization	290	818

Total expenses	18,616	9,593

Operating income	2,974	1,022
Other expenses (income):
Interest expense	155	43
Other expense (income), net	(146)	(306)

Total other expenses (income)	9	(263)

Income before reorganization items	2,965	1,285
Reorganization items gain	9,085	—

Net income	$12,050	$1,285

Adjusted gross margin(1)	$5,189	$4,364

(1)	For a definition of adjusted gross margin and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

Revenue

Revenue in December 2009 was approximately 51% less than the average revenue for the eleven months ended November 30, 2009.

	Predecessor
	Prior to Emergence	Subsequent to Emergence
	Average of Eleven Months Ended November 30, 2009	Month Ended December 31, 2009
	(In thousands)
Gross product revenue	$34,904	$22,509
Nonmonetary transaction adjustment	(16,999)	(16,067)
Net unrealized gain (loss) on derivatives	23	282

Product revenue	17,928	6,724
Service revenue	3,662	3,891
Other	—	—

Total revenue	$21,590	$10,615

Product revenue in December 2009 was approximately 62% less than the average revenues for the eleven months ended November 30, 2009, primarily because certain marketing activities that occurred in the first eleven months of 2009 did not occur in December due to the expiration of a third-party lease.

Service revenue in December 2009 was approximately 6% more than the average revenues for the eleven months ended November 30, 2009, primarily due to completion of additional storage expansion projects.

Costs of Products Sold

Costs of products sold in December 2009 were approximately 64% less than the average of the costs of products sold for the eleven months ended November 30, 2009, because certain marketing activities that occurred in the first eleven months of 2009 did not occur in December, as described above.

Adjusted Gross Margin

Adjusted gross margin in December 2009 was approximately 16% less than the average adjusted gross margin for the eleven months ended November 30, 2009, due to the combination of events described in revenue and costs of products sold above.

Operating Expense

Operating expense in December 2009 was approximately 8% higher than the average operating expense for the eleven months ended November 30, 2009.

General and Administrative Expense

General and administrative expense in December 2009 was approximately 141% higher than the average general and administrative expense for the eleven months ended November 30, 2009. During bankruptcy, certain costs related to the reorganization and governance of our predecessor were classified as reorganization items. After emergence from bankruptcy, such costs were classified as general and administrative expenses.

Depreciation and Amortization

Depreciation and amortization in December 2009 was approximately three times the average depreciation and amortization for the eleven months ended November 30, 2009. The increase reflected higher depreciation as a result of higher fixed asset values which were recorded as part of fresh-start reporting.

Eleven Months Ended November 30, 2009 Versus Year Ended December 31, 2008

Our business model changed dramatically from 2008 to 2009. Please see “—Items Affecting the Comparability of Our Financial Results” beginning on page 90.

	Predecessor (Prior to Emergence)
	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009
	(In thousands)
Statement of operations data:
Revenues, including revenues from affiliates:
Product	$3,010,645	$197,203
Service	19,129	40,281
Other	10	3

Total revenues	3,029,784	237,487
Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation and amortization shown below	3,685,594	180,154
Operating	298,874	15,614
General and administrative	33,841	5,813
Depreciation and amortization	2,995	3,193

Total expenses	4,021,304	204,774

Operating income (loss)	(991,520)	32,713
Other expenses (income):
Interest expense	2,907	1,699
Other expense(income), net	(806)	(1,602)

Total other expenses (income)	2,101	97

Income (loss) before reorganization items	(993,621)	32,616
Reorganization items gain (loss), including expenses allocated from affiliates	(94,424)	99,936

Net income (loss)	$(1,088,045)	$132,552

Adjusted gross margin(1)	$(1,661,071)	$57,079

(1)	For a definition of adjusted gross margin and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

Revenue

Revenue declined in the eleven months ended November 30, 2009 to $237 million from $3,030 million in 2008, and product revenue declined in the eleven months ended November 30, 2009 to $197 million from $3,011 million in 2008. These declines reflected the change in our business model described above. The focus on storage was enhanced when 4.2 million barrels of new Cushing storage capacity was placed in service between February 2009 and January 2010. Service revenues increased in the eleven months ended November 30, 2009 to $40 million from $19 million in 2008 as a result of the change in our business model described above.

Costs of Products Sold

Costs of products sold declined in the eleven months ended November 30, 2009 to $180 million from $3,686 million in 2008. This decline was due to the shift from an emphasis on marketing and trading to a focus on transportation and storage described above.

Adjusted Gross Margin

Adjusted gross margin increased in the eleven months ended November 30, 2009 to $57 million from $(1.7) billion in 2008 due in part to the combination of events described in revenue and costs of products sold above. In addition, adjusted gross margin in 2008 was reduced by the reversal of unrealized losses on derivatives. During the years leading up to 2008, significant unrealized losses on derivatives were generated, and gains and losses on derivatives are not included in the calculation of adjusted gross margin until they are realized. Many of these losses were realized in 2008 upon the transfer of certain derivatives to SemGroup, and therefore are included within the calculation of adjusted gross margin in 2008. Certain other derivative liabilities were compromised in the bankruptcy; the losses on these derivatives of approximately $132 million are also reflected in the calculation of adjusted gross margin as having been realized in 2008.

Operating Expense

Operating expense declined in the eleven months ended November 30, 2009 to $16 million from $299 million in 2008. This decline was due primarily to a write off of an account receivable in 2008 valued at $285 million. For additional information relating to the write off of this account receivable, refer to Note 13 of our audited financial statements included elsewhere in this prospectus.

General and Administrative Expense

General and administrative expense decreased in the eleven months ended November 30, 2009 to $6 million from $34 million in 2008. This decline was due primarily to a decrease in the allocation of corporate overhead, reflecting a sharp drop in corporate overhead following bankruptcy.

Depreciation and Amortization

Depreciation and amortization remained relatively unchanged for both the eleven months ended November 30, 2009 and the year ended December 31, 2008.

Liquidity and Capital Resources

Following the closing of this offering, we expect our sources of liquidity to include:

•	cash generated from operations;

•	borrowings under our new credit facility; and

•	issuances of debt and equity securities.

We believe that the cash generated from these sources will be sufficient to allow us to distribute the minimum quarterly distribution on all of our outstanding common, subordinated and general partner units and meet our requirements for working capital and capital expenditures for the foreseeable future.

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. Our working capital was $8 million, $29 million and $25 million at September 30, 2011, December 31, 2010 and December 31, 2009, respectively.

Cash Flows

Operating Activities. We experienced operating cash inflows of $48 million during the nine months ended September 30, 2011. Net income of $16 million included $7 million of non-cash expenses. The primary non-cash expense was $9 million of depreciation, which was partially offset by $1 million of reductions to the allowance for uncollectable accounts receivable. Changes in working capital increased operating cash flows by $24 million. The primary changes to working capital were an increase to accounts payable and accrued liabilities of $35 million, partially offset by an increase in accounts receivable of $12 million. This was due primarily to a shift in our Kansas and Oklahoma operations from fee-based transportation agreements to fixed-margin transactions. The fixed-margin transactions involve the purchase of product at pipeline origin points and the sale of product at pipeline destination points, increasing both accounts receivable and accounts payable. The fact that the increase in accounts payable was greater than the increase in accounts receivable was due in part to the timing of inventory purchases and sales and the timing of the related payments and collections.

We experienced operating cash inflows of $31 million during the year ended December 31, 2010. Net income of $23 million included $14 million of non-cash expenses, and we used $6 million of cash for working capital. The use of cash for working capital included a $70 million increase in accounts receivable, which was partially offset by a $48 million increase in accounts payable and accrued liabilities, due primarily to a shift in our Kansas and Oklahoma operations from fee-based transportation agreements to fixed-margin transactions. Operating cash flows also included a $17 million decrease in restricted cash. This cash had been temporarily restricted pursuant to an agreement with a customer, and this restriction expired during the year ended December 31, 2010.

We experienced operating cash inflows of $2 million during the month ended December 31, 2009. Net income of $1 million included $1 million of non-cash expenses.

We experienced operating cash inflows of $59 million during the eleven months ended November 30, 2009. Net income of $133 million included non-cash income (net of non-cash expenses) of $174 million, including a $153 million gain upon adoption of fresh-start reporting. We generated $101 million of cash from the reduction of working capital, which was due in part to the resolution of disputes with customers who had contested receivables. Many of these receivables were collected or written off during the eleven months ended November 30, 2009.

We experienced operating cash outflows of $56 million during the year ended December 31, 2008. We experienced a net loss of $1.1 billion; however, we filed for bankruptcy protection during 2008, and as a result, certain obligations to make payments to creditors were stayed.

Investing Activities. Our cash outflows from investing activities related primarily to capital expenditures of $26 million for the nine months ended September 30, 2011, $17 million for the year ended December 31, 2010, $2 million for the month ended December 31, 2009, $34 million for the eleven months ended November 30, 2009, and $76 million for the year ended December 31, 2008. These capital expenditures related primarily to the construction of storage tanks at our terminal in Cushing, Oklahoma, although $35 million of the capital expenditures during the year ended December 31, 2008 related to the acquisition of a pipeline that was later sold to an affiliate. Our cash inflows from investing activities consisted primarily of $135 million of proceeds received on the sale of property, plant and equipment to an affiliate during the year ended December 31, 2008.

Financing Activities. Our cash outflows from financing activities consisted primarily of changes in our intercompany accounts with SemGroup and its other controlled subsidiaries. As described in Note 2 of our combined financial statements beginning on page F-30, we participate in SemGroup’s cash management program. Under this program, cash we receive from customers is transferred to SemGroup on a regular basis, and when we remit payments to suppliers, SemGroup transfers cash to us to cover the payments. We record these transactions to intercompany accounts, and the change in the intercompany accounts during each period is reported as a net cash flow from financing activities in our combined statements of cash flows. Given the nature of this cash management system, we have typically had a low balance of cash on hand. As a result, our cash flows from financing activities have reflected the transfer to SemGroup of any cash we generated from operating and financing activities, or the receipt from SemGroup of cash to cover any net cash we expended from our operating and financing activities. Our net payments to SemGroup through these intercompany accounts were $23 million for the nine months ended September 30, 2011, $14 million for the year ended December 31, 2010, $1 million for the month ended December 31, 2009, $22 million for the eleven months ended November 30, 2009, and $13 million for the year ended December 31, 2008. We also experienced financing cash outflows associated with changes in book overdrafts, which amounted to $1 million during the eleven months ended November 30, 2009 and $15 million during the year ended December 31, 2008.

Capital Requirements

The midstream energy business can be capital intensive, requiring significant investment for the maintenance of existing assets or acquisition or development of new systems and facilities. We categorize our capital expenditures as either:

•

maintenance capital expenditures, which are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity; or

•

expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term.

We have budgeted $37.4 million in capital expenditures for the year ending December 31, 2012, of which $33.7 million represents expansion capital expenditures, which are expected to relate primarily to the construction of 1.95 million barrels of storage capacity at our Cushing terminal, and $3.7 million represents maintenance capital expenditures, of which $0.9 million is expected to relate to truck replacements, and the remaining $2.8 million is expected to related primarily to increased integrity management expenses to comply with new regulations.

In addition to our budgeted capital program, we anticipate that we will continue to make significant expansion capital expenditures in the future. Consequently, our ability to develop and maintain sources of funds to meet our capital requirements is critical to our ability to meet our growth objectives. We expect that our future expansion capital expenditures will be funded by borrowings under our new credit facility and the issuance of debt and equity securities.

Distributions

We intend to pay a quarterly distribution at an initial rate of $               per unit, which equates to an aggregate distribution of $               million per quarter, or $               million on an annualized basis, based on the number of common, subordinated and general partner units anticipated to be outstanding immediately after the closing of this offering. We do not have a legal obligation to make distributions except as provided in our partnership agreement.

Revolving Credit Facility

We have entered into a $150.0 million senior secured revolving credit agreement with The Royal Bank of Scotland, as administrative agent, and a syndicate of lenders in anticipation of this offering. The lenders will not be obligated to make loans under the credit agreement until the date on which certain conditions listed in the agreement have been met or waived, including the closing of this offering. The credit facility will be available to fund working capital, for the issuance of letters of credit, to finance capital expenditures and other permitted payments and for other lawful corporate purposes and will allow us to request that the maximum amount of the credit facility be increased by up to an aggregate of $200.0 million, subject to receiving increased commitments from lenders or commitments from other financial institutions. Our obligations under the credit facility will be secured by a first priority lien on substantially all of our material assets. The credit facility will mature on the fifth anniversary of the closing date of this offering. Borrowings under the credit facility will bear interest at either an alternative base rate or an adjusted Eurodollar rate, in each case plus an applicable margin. The applicable margin varies based upon our Leverage Ratio, as defined in the credit facility.

The credit facility contains representations and warranties and affirmative and negative covenants customary for transactions of this nature. The negative covenants limit or restrict our ability (as well as the ability of our Restricted Subsidiaries (as defined in the credit facility)) to:

•	permit the ratio of our consolidated EBITDA to our consolidated cash interest expense at the end of any fiscal quarter, for the immediately preceding four quarter period, to be less than 2.50 to 1.00;

•

permit the ratio of our consolidated net debt to our consolidated EBITDA at the end of any fiscal quarter, for the immediately preceding four quarter period, to be greater than 4.50 to 1.00 (or 5.00 to 1.00 during a temporary period from the date of funding of the purchase price of certain acquisitions (as described in the credit facility) until the last day of the third fiscal quarter following such acquisitions);

•

incur additional debt, subject to customary carve outs for certain permitted additional debt, incur certain liens on assets, subject to customary carve outs for certain permitted liens, or enter into certain sale and leaseback transactions;

•	make investments in or make loans or advances to persons that are not Restricted Subsidiaries, subject to customary carve out for certain permitted investments, loans and advances;

•	make certain cash distributions, provided that we may make distributions of available cash so long as no default under the credit agreement then exists or would result therefrom;

•	dispose of assets in excess of an annual threshold amount;

•

make certain amendments, modifications or supplements to organization documents, our risk management policy, other material indebtedness documents and material contracts or enter into certain restrictive agreements or make certain payments on subordinated indebtedness;

•	engage in business activities other than our business as described herein, incidental or related thereto or a reasonable extension of the foregoing;

•	enter into hedging agreements, subject to a customary carve out for agreements entered into in the ordinary course of business for non-speculative purposes;

•	make changes to our fiscal year or other significant changes to our accounting treatment and reporting practices;

•	engage in certain mergers or consolidations and transfers of assets; and

•	enter into transactions with affiliates unless the terms are not less favorable, taken as a whole, than would be obtained in an arms-length transaction, subject to customary exceptions.

The credit agreement also contains events of default customary for transactions of this nature, including the failure by SemGroup to directly or indirectly own a majority of the equity interests of our general partner. Upon the occurrence and during the continuation of an event of default under the credit facility, the lenders may, among other things, terminate their revolving loan commitments, accelerate and declare the outstanding loans to be immediately due and payable and exercise remedies against us and the collateral as may be available to the lenders under the credit facility and other loan documents.

Although we anticipate that our revolving credit agreement will be effective upon the closing of this offering, its effectiveness is subject to a number of conditions, including the absence of any circumstance that would reasonably be expected to have a material adverse effect on our business.

Credit Risk

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. We examine the creditworthiness of third party customers to whom we extend credit and manage our exposure to credit risk through credit analysis, credit approval, credit limits and monitoring procedures, and for certain transactions, we may request letters of credit, prepayments or guarantees.

Customer Concentration

Sunoco Partners Marketing & Terminals LP, Gavilon LLC and Parnon Gathering, Inc. each accounted for more than 10% of our total revenue for the nine months ended September 30, 2011, at approximately 23%, 17% and 11%, respectively. SemCanada Crude Company, Sunoco Partners Marketing & Terminals LP and Gavilon LLC each accounted for more than 10% of our total revenue for the year ended December 31, 2010, at approximately 27%, 24% and 18%, respectively. Gavilon LLC and SemCanada Crude Company each accounted for more than 10% of our total revenue for the eleven months ended November 30, 2009, at approximately 43% and 35%, respectively. Although we have contracts with customers of varying duration, if one or more of our major customers were to default on their contract or if we were to be unable to renew our contract with one or more of these customers on favorable terms, we might not be able to replace any of these customers in a timely fashion, on favorable terms or at all. In any of these situations, our revenues and our ability to make cash distributions to our unitholders may be adversely affected. We expect our exposure to risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively small number of customers for a substantial portion of our adjusted gross margin.

Contractual Obligations

In the ordinary course of business we enter into various contractual obligations for varying terms and amounts. The following table includes our non-cancellable contractual obligations as of December 31, 2010, and our best estimate of the period in which the obligation will be settled:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating leases	$1,554	$550	$972	$32	$—
Purchase commitments	276,224	276,224	—	—	—

Total	$277,778	$276,774	$972	$32	$—

The bulk of the commitments shown in the table above relate to agreements to purchase product from a counterparty and to sell a similar amount of product (in a different location) to the same counterparty. Many of the commitments shown in the table above are cancellable by either party, as long as notice is given within the time frame specified in the agreement (generally 30 to 120 days).

In addition to the items in the table above, we have entered into certain derivative instruments that are recorded at fair value on our combined balance sheet as of December 31, 2010.

Letters of Credit

In connection with our purchasing activities, we provide certain suppliers and transporters with irrevocable standby and performance letters of credit to secure our obligation for the purchase of crude oil. Our liabilities with respect to these purchase obligations are recorded as accounts payable on our balance sheet in the month the crude oil is purchased. Generally, these letters of credit are issued for 50- to 70-day periods (with a maximum of a 364-day period) and are terminated upon completion of each transaction. At September 30, 2011 and December 31, 2010, we had outstanding letters of credit of approximately $39 million and $19 million, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

This discussion on market risks represents an estimate of possible changes in future earnings that would occur assuming hypothetical future movements in commodity prices and interest rates. Our views on market risk are not necessarily indicative of actual results that may occur, and do not represent the maximum possible gains and losses that may occur since actual gains and losses will differ from those estimated based on actual fluctuations in interest rates or commodity prices and the timing of transactions.

We are exposed to various market risks, including volatility in crude oil prices and interest rates. We have in the past used, and expect that in the future we will continue to use, various derivative instruments to manage such exposure. Our risk management policies and procedures are designed to monitor physical and financial commodity positions and the resulting outright commodity price risk as well as basis risk resulting from differences in commodity grades, purchase and sales locations and purchase and sale timing. We have a risk management function that has responsibility and authority for our Comprehensive Risk Management Policy, which governs our enterprise-wide risks, including the market risks discussed in this item. Subject to our Comprehensive Risk Management Policy, our finance and treasury function has responsibility and authority for managing exposure to interest rates. See “Business—Risk Governance and Comprehensive Risk Management Policy” for more information on our Comprehensive Risk Management Policy.

Commodity Price Risk

Commodity prices have historically been volatile and cyclical. For example, NYMEX West Texas Intermediate benchmark prices have ranged from an all-time high of over $145 per barrel (June/July 2008) to a low of approximately $10 per barrel (March 1986) over the last 25 years. The table below outlines the range of NYMEX prompt month daily settle prices for crude oil for the three and nine months ended September 30, 2011 and the years ended December 31, 2010, 2009 and 2008.

Light Sweet Crude Oil Futures ($/barrel)
Three Months Ended September 30, 2011
High	$99.87
Low	$79.20

High/Low Differential	$20.67

Nine Months Ended September 30, 2011
High	$113.93
Low	$79.20

High/Low Differential	$34.73

Year Ended December 31, 2010
High	$91.51
Low	$68.01

High/Low Differential	$23.50

Year Ended December 31, 2009
High	$81.37
Low	$33.98

High/Low Differential	$47.39

Year Ended December 31, 2008
High	$145.29
Low	$33.87

High/Low Differential	$111.42

Revenue from our asset-based activities is dependent on throughput volume, tariff rates, the level of fees generated from our pipeline systems, capacity contracted to third parties, capacity that we use for our own operational or marketing activities and the level of other fees generated at our storage facilities. Profit from our marketing activities is dependent on our ability to sell crude oil at prices in excess of our aggregate cost. Margins may be affected during transitional periods between a backwardated market (when the prices for future deliveries are lower than the current prices) and a contango market (when the prices for future deliveries are higher than the current prices). Our crude oil marketing activities are generally not directly affected by the absolute level of crude oil prices, but are affected by overall levels of supply and demand for crude oil and relative fluctuations in marked-related indices.

Based on our open derivative contracts at September 30, 2011, a 5% increase in the applicable market price or prices for each derivative contract would result in a less than $0.1 million decrease in our crude oil sales revenues. A 5% decrease in the applicable market price or prices for each derivative contract would result in a less than $0.1 million increase in our crude oil sales revenues. However, the increases or decreases in crude oil sales revenues we recognize from our open derivative contracts are substantially offset by higher or lower crude oil sales revenues when the physical sale of the product occurs. These contracts may be for the purchase or sale of crude oil or in markets different from the physical markets in which we are attempting to hedge our exposure, or may have timing differences relative to the physical markets. As a result of these factors, our hedges may not eliminate all price risks.

Margin deposits or other credit support, including letters of credit, are generally required on derivative instruments utilized to manage our price exposure. As commodity prices increase or decrease, the fair value of our derivative instruments changes, thereby increasing or decreasing our margin deposit or other credit support requirements. Although a component of our risk-management strategy is intended to manage the margin and other credit support requirements on our derivative instruments, volatile spot and forward commodity prices, or an expectation of increased commodity price volatility, could increase the cash needed to manage our commodity price exposure and thereby increase our liquidity requirements. This may limit amounts available to us through borrowing, decrease the volume of petroleum products we purchase and sell or limit our commodity price management activities.

Interest Rate Risk

We will have exposure to changes in interest rates under our new credit facility. The credit markets have recently experienced historical lows in interest rates. If the overall economy strengthens, it is likely that monetary policy will tighten, resulting in higher interest rates to counter possible inflation. Interest rates on our floating rate credit facility and future debt offerings could be higher than current levels, causing our financing costs to increase accordingly.

During 2010, substantially all of our interest expense was incurred at fixed rates. As a result, an increase or decrease in interest rates would have had no material impact on our interest expense for the year ended December  31, 2010.

Impact of Seasonality

Our sales volumes in our Bakken Shale operations typically decline in the winter due to the decreased levels of drilling and completion of new wells during the winter months.

Critical Accounting Policies and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operation is based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements and related disclosures requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. The application of these policies involves judgments regarding future events, including the likelihood of success of particular projects and legal and regulatory challenges. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed.

On an on-going basis, we evaluate these estimates using historical experience, consultation with experts and other methods we consider reasonable. Actual results may differ substantially from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Our significant accounting policies are summarized in Note 2 of our audited combined financial statements included elsewhere in this prospectus. We identify our critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and complex judgments by management regarding estimates about matters that are inherently uncertain.

Accounting Policy	Judgment/Uncertainty Affecting Application
Fresh Start Reporting and Reorganization Value	Determination of reorganization value Allocation of the reorganization value to our assets based on their fair values

Derivative Instruments

Assumptions used in valuation techniques Market maturity and economic conditions Contract interpretation

Market conditions in the energy industry, especially the effects of price volatility on contractual commitments

Impairment of Long Lived Assets

Recoverability of investment through future operations Regulatory and political environments and requirements Estimated useful lives of assets

Environmental obligations and operational limitations

Estimates of future cash flows

Estimates of fair value

Judgment about triggering events

Contingencies	Estimated financial impact of event Judgment about the likelihood of event occurring Regulatory and political environments and requirements

Fresh-Start Reporting and Reorganization Value

As part of SemGroup’s emergence from bankruptcy on November 30, 2009, we implemented fresh-start reporting in accordance with ASC 852, “Reorganizations.” Accordingly, our assets were adjusted to reflect their estimated fair value as of November 30, 2009. As a result, the financial data of our predecessor prior to November 30, 2009 are not comparable to the financial data of our predecessor on and after November 30, 2009.

Under fresh-start reporting, a reorganization value was determined and allocated to our net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under ASC 805, “Business Combinations.” Adjustments necessary to state our balance sheet accounts at fair value were made based on the work of management, financial consultants and independent appraisals. The estimates and assumptions used to derive the reorganization value and the allocation of that value to assets is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Modification to these assumptions could have significantly changed the reorganization value and the resultant fair values of our assets.

The allocation of reorganization value did not result in the recognition of any goodwill or other intangible assets. As a result, there is no risk of impairment of goodwill or other intangible assets that could have a negative impact on our results of operations.

Derivative Instruments

We follow the guidance of ASC 815, “Derivatives and Hedging,” to account for derivative instruments. ASC 815 requires us to mark-to-market all derivative instruments on the balance sheet, and recognize changes in the fair value of non-hedge derivative instruments immediately in earnings. In certain cases, we may apply hedge accounting to our derivative instruments. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) whether the overall risk is being reduced; and (iii) if there is a correlation between the fair value of the derivative instrument and the underlying hedged item. Changes in the fair value of derivative instruments accounted for as hedges are either recognized in earnings as an offset to the changes in the fair value of the related hedged item, or deferred and recorded as a component of other comprehensive income and subsequently recognized in earnings when the hedged transactions occur.

Certain derivative instruments that meet the criteria for derivative accounting treatment also qualify for a scope exception to derivative accounting, as they are considered to be a normal purchase normal sale (“NPNS”). The availability of this exception is based on the assumption that we have the ability, and intent, to deliver or take delivery of the underlying item. These assumptions are based on internal forecasts of sales and historical physical delivery on contracts. Derivatives that are considered to be NPNS are exempt from derivative accounting treatment and are accounted for under accrual accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception due to changes in estimates, the related contract would be recorded on the balance sheet at fair value combined with immediate recognition through earnings.

Our results of operations and cash flows are impacted by changes in market prices for petroleum products. We manage this exposure to commodity price risk, in part, by entering into various commodity derivatives. We seek to manage the price risk associated with our marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create back-to-back transactions that are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. Our storage and transportation assets also can be used to mitigate location and time basis risk. All marketing activities are subject to our comprehensive risk management policy, which establishes limits in order to manage risk and mitigate financial exposure.

Our commodity derivatives are comprised of crude oil forward contracts and futures contracts. These are defined as follows:

Forward contracts – Over the counter contracts to buy or sell a commodity at an agreed upon future date. The buyer and seller agree on specific terms (price, quantity, delivery period, and location) and conditions at the inception of the contract.

Futures contracts – Exchange traded contracts to buy or sell a commodity. These contracts are standardized by the exchange in terms of quality, quantity, delivery period and location for each commodity.

We record certain commodity derivative assets and liabilities at fair value at each balance sheet date. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value levels. We have not designated any of our commodity derivatives as hedges.

Based on our open derivative contracts at September 30, 2011, a 5% increase in the applicable market price or prices for each derivative contract would result in a less than $0.1 million decrease in our crude oil sales revenues. A 5% decrease in the applicable market price or prices for each derivative contract would result in a less than $0.1 million increase in our crude oil sales revenues. However, the increases or decreases in crude oil sales revenues we recognize from our open derivative contracts are substantially offset by higher or lower crude oil sales revenues when the physical sale of the product occurs. These contracts may be for the purchase or sale of crude oil in markets different from the physical markets in which we are attempting to hedge our exposure, or may have timing differences relative to the physical markets. As a result of these factors, our hedges may not eliminate all price risks.

Margin deposits or other credit support, including letters of credit, are generally required on derivative instruments utilized to manage our price exposure. As commodity prices increase or decrease, the fair value of our derivative instruments changes, thereby increasing or decreasing our margin deposit or other credit support requirements. Although a component of our risk management strategy is intended to manage the margin and other credit support requirements on our derivative instruments, volatile spot and forward commodity prices, or an expectation of increased commodity price volatility, could increase the cash needed to manage our commodity price exposure and thereby increase our liquidity requirements. This may limit amounts available to us through borrowing, decrease the volume of petroleum products we purchase and sell or limit our commodity price management activities.

Additional discussion of the accounting for derivative instruments at fair value is included in Note 2 of the notes to our unaudited combined financial statements and in Note 8 of the notes to our audited combined financial statements, which are included elsewhere in this prospectus.

Evaluation of Assets for Impairment and Other Than Temporary Decline in Value

In accordance with ASC 360, “Property, Plant and Equipment,” we evaluate property, plant and equipment for impairment whenever indicators of impairment exist. Examples of such indicators are:

•	significant decrease in the market price of a long-lived asset;

•	significant adverse change in the manner an asset is used or its physical condition;

•	adverse business climate;

•	accumulation of costs significantly in excess of the amount originally expected for the construction or acquisition of an asset;

•	current period loss combined with a history of losses or the projection of future losses; and

•

change in our intent about an asset from an intent to hold such asset through the end of its estimated useful life to a greater than fifty percent likelihood that such asset will be disposed of before then.

Recoverability of assets to be held and used is measured by comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows. However, actual future market prices and costs could vary from the assumptions used in our estimates and the impact of such variations could be material.

To date, we have not observed any indication that impairment exists, and as a result there has been no test for impairment or negative impact on our results of operations related to impairment of long-lived assets.

Contingencies

We record a loss contingency when management determines that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. Gain contingencies are not recorded.

While we have disclosed a number of contingencies (as described in Note 3 of the notes to our unaudited combined financial statements and Note 9 of the notes to our audited combined financial statements, which are included elsewhere in this prospectus), we have not accrued for any contingent loss. As a result, to date there has been no negative impact on our results of operations related to contingencies.

INDUSTRY OVERVIEW

General

We provide gathering, transportation, storage and marketing services to producers and users of crude oil. The market we serve, which begins at the point of purchase at the source of production and extends to the point of distribution to the end-user customer, is commonly referred to as the “midstream” market.

Crude Oil Industry Overview

Refined petroleum products, such as jet fuel, gasoline and distillate fuel oil, are all sources of energy derived from crude oil. According to 2010 data compiled by the EIA, petroleum currently accounts for about 37% of the nation’s total annual energy consumption. Growth in petroleum consumption is expected to keep pace with growth in overall energy consumption over the next 20 to 25 years. The EIA expects U.S. annual petroleum consumption to grow 13.8% from 17.1 million barrels per day in 2009 to 19.4 million barrels per day in 2035. The diagram below depicts the segments of the crude oil value chain and our participation in the crude oil industry.

Our crude oil business operates in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas where there are extensive crude oil production operations, and our assets extend from gathering systems in and around producing fields to transportation pipelines carrying crude oil to logistics hubs, such as Cushing, where we have a storage facility that aids our customers in managing the delivery of crude oil.

Gathering and Transportation

Pipeline transportation is generally the lowest cost method for shipping crude oil and transports about two-thirds of the petroleum shipped in the United States. Crude oil pipelines transport oil from the wellhead to logistics hubs and/or refineries. Crude oil gathering assets generally consist of a network of smaller diameter pipelines that are connected directly to the well site or central receipt points delivering into larger diameter trunk lines. Logistic hubs like Cushing provide storage and connections to other pipeline systems and modes of transportation, such as tankers, railroads and trucks. Trucking complements pipeline gathering systems by gathering crude oil from operators at remote wellhead locations not served by pipeline gathering systems. Trucking is generally limited to low volume, short haul movements because trucking costs escalate sharply with distance, making trucking the most expensive mode of crude oil transportation.

Barges and railroads provide additional transportation capabilities for shipping crude oil between gathering storage systems, pipelines, terminals and storage centers and end-users. Barge transportation is typically a cost-efficient mode of transportation that allows for the ability to transport large volumes of crude oil over long distances.

Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to attractive delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil producer activity in the area.

Storage Terminals and Supply

Storage terminals complement crude oil pipeline gathering and transportation systems and address a fundamental imbalance in the energy industry: crude oil is produced in different locations and at different times than it is ultimately consumed. Within the United States, there are also geographical imbalances, as a substantial majority of the petroleum refining that occurs in the United States east of the Rocky Mountains is concentrated in the Gulf Coast region, particularly Louisiana and Texas, which account for more than 40% of all refining capacity in the United States, according to the EIA. Over time, the crude oil storage business has evolved from its beginnings as a component of integrated production processes into a mature, stand-alone operation.

Terminals are facilities in which crude oil is transferred to or from a storage facility or transportation system, such as a gathering pipeline, to another transportation system, such as trucks or another pipeline. Terminals play a key role in moving crude oil to end-users, such as refineries, by providing the following services:

•	inventory management;

•	distribution; and

•	upgrading to achieve marketable grades or qualities of crude oil.

Overview of Cushing

Following Cushing’s early beginnings as an oil boom town and refining center, industry participants constructed storage facilities and interconnecting pipelines to support the refining activities. As nearby production slowed and the importance of refining waned, these operators opted to continue to use the complex logistical infrastructure they had established in Cushing to transport and store crude oil. With that history, Cushing has become one of the largest crude oil marketing hubs in the United States and is the designated point of delivery specified in all NYMEX crude oil futures contracts. As the NYMEX delivery point and a cash market hub, Cushing serves as a significant source of refinery feedstock for Mid-Continent refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil.

Because of this, Cushing is one of the largest commercial crude oil storage terminals in the United States. According to EIA data, Cushing shell storage capacity more than doubled to 57.9 million barrels, with 48.0 million barrels of working capacity, from 2004 to March 2011. At any given time, Cushing holds 5% to 10% of the total U.S. crude oil inventory.

Storage capacity at Cushing, while relatively constant through the 1990s and early 2000s, began to increase significantly in the mid-2000s. This growth in capacity was a direct result of the strong economics associated with crude oil storage. With the recent discovery and production of crude oil from unconventional plays, including the Mississippian oil trend, Granite Wash, Bakken Shale and Canadian oil sands, Cushing has continued to play an important role in aggregating these volumes for further transportation and delivery to end-users.

With multiple inbound and outbound pipeline interconnections, the Cushing hub serves as a liquidity point for crude oil. Recently, Cushing has experienced a shortfall in takeaway pipeline capacity, which has been cited as a principal reason for the decline in the WTI Index price used at Cushing compared to other crude oil price indices. However, the following planned major pipeline projects, if completed, should provide significant additional takeaway capacity, which we believe will allow Cushing to remain the predominant benchmarking and transportation hub for crude oil in the United States:

•

TransCanada’s Keystone Pipeline—The $13 billion Keystone pipeline system will play an important role in linking a growing supply of Canadian crude oil with the largest refining markets in the United States. Keystone Cushing (Phase II), an extension of the Keystone Pipeline from Steele City, Nebraska to Cushing, went into service in February 2011. Phase III of the Keystone Pipeline, which would be built to deliver 500,000 Bpd from Cushing to refineries in Port Arthur, Texas, is waiting U.S. government approval.

•

Seaway Pipeline Reversal—Enterprise Products Partners L.P. and Enbridge Inc. have announced plans to reverse the direction of crude oil flows on the Seaway Pipeline to allow it to transport crude oil from Cushing to the U.S. Gulf Coast. Pending regulatory approval, the line could operate in reversed service with an initial capacity of 150,000 barrels per day by the second quarter of 2012. Following pump station additions and modifications, anticipated to be completed by early 2013, the capacity of the reversed Seaway Pipeline is expected to be up to 400,000 barrels per day in mixed service. Upon completion of Enbridge’s purchase of ConocoPhillips’ 50% interest in the Seaway Pipeline system, Enbridge and Enterprise will each own 50% of the system.

•

Magellan Midstream Partners, LP—Magellan Midstream Partners, LP recently announced that it was exploring a project to link existing pipelines from Cushing to Gulf Coast refineries. The project would have 60,000 to 70,000 Bpd of capacity.

We cannot provide any assurances regarding when, or if, any of these pipeline projects will be completed, or the actual effect that any of them may have on crude oil prices at Cushing.

The following table reflects open positions in NYMEX WTI crude oil futures from January 1986 through July 2011, according to the Commodities Futures Trading Commission.

Overview of the Williston and Denver-Julesburg (DJ) Basins

The Williston Basin is spread across North Dakota, South Dakota, Montana and parts of southern Canada. The basin produces oil and natural gas from numerous producing horizons including, but not limited to, the Bakken, Three Forks, Madison and Red River formations. Commercial oil production activities began in the Williston Basin in the 1950’s with the first well drilled in 1953. Much of North Dakota’s production increases are associated with accelerating horizontal drilling programs in the Bakken Shale formation. A 2008 United States Geological Survey, or USGS, assessment estimated 3.0 to 4.3 billion barrels of undiscovered, technically recoverable oil in the United States portion of the Bakken Shale. The USGS report classified the formation as the largest continuous oil accumulation ever assessed by it in the contiguous United States. The 2008 USGS assessment showed a 25-fold increase in the amount of technically recoverable oil as compared to the agency’s 1995 estimate of 151 million barrels of oil. New geologic models applied to the Bakken Shale, advances in drilling and production technologies, and additional oil discoveries resulted in these substantially larger technically recoverable oil volumes. Approximately 135 million barrels of oil were produced from the Bakken between 1953 and 2008, with 36 million barrels produced in 2008 alone. According to state statistics, oil production from the Bakken in North Dakota has steadily increased from about 28 million barrels in 2008, to 50 million barrels in 2009 to approximately 86 million barrels in 2010. According to an EIA report issued July 27, 2011, North Dakota’s oil production is expected to continue to increase as operators intensify development activity at the Bakken and underlying Sanish/Three Forks formations.

The Denver-Julesburg Basin is a structural basin located in eastern Colorado, southeastern Wyoming, western Kansas, and the Nebraska Panhandle and covers an area of more than 60,000 square miles. The basin has a long history of oil and gas exploration and production. Gas production is dominated by the Wattenberg tight gas field. Development activity is currently focused on exploitation of the Wattenberg field including the use of recompletions, multi-stage fracturing, and infill drilling. The Niobrara Shale formation, primarily an oil play in the Denver-Julesburg Basin, is situated in northeastern Colorado and parts of adjacent Wyoming, Nebraska, and Kansas. A USGS study estimated mean undiscovered hydrocarbons from the Niobrara at 40 million barrels of oil, 32 million barrels of natural gas liquids, and 330 billion cubic feet of natural gas in the DJ Basin. The Niobrara Shale is in its early stages and companies have been leasing land for future drilling. We expect exploration and production companies to apply horizontal drilling techniques proven in the Bakken Shale to access large amounts of oil deposits in the Niobrara Shale.

Overview of the Granite Wash and Mississippian Oil Trend

The Granite Wash is part of the Anadarko Basin and spans an estimated 1,180 square miles (3,056 square kilometers) across western Oklahoma and the north-eastern Texas Panhandle. The USGS has estimated mean undiscovered hydrocarbons from Granite Wash at 16 million barrels of oil, 3 million barrels of natural gas liquids and 90 billion cubic feet of natural gas. As an unconventional emerging play, several major players have obtained large acreage positions and have transitioned to horizontal drilling techniques, and efficiency gains are generally expected. Much of the Granite Wash development activity is in the southern flank of the Anadarko Basin within the Texas Panhandle, where granite wash fields were deposited as deep-water turbidites, consisting of laterally-extensive and liquids-rich reservoirs.

The Mississippian oil trend is an expansive carbonate stratigraphic trap producing at relatively shallow depths and is located in northern Oklahoma near the panhandle and in southern Kansas. For the past 50 years, it has been a proven, commercial trend producing from thousands of vertical wells, and in the last several years, current players have begun drilling horizontal laterals in existing vertical wells and in new wells. Underlying the uppermost Mississippian layer is the Mississippian “lime,” a limestone sequence that enhances porosity and permeability. In 2011, over 150 horizontal wells are planned to be drilled with much of the recent activity focused within Woods and Alfalfa counties in Oklahoma.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership recently formed by SemGroup to own, operate, develop and acquire a diversified portfolio of midstream energy assets. We are engaged in the business of crude oil gathering, transportation, storage and marketing in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas for third party customers, ourselves and our affiliates. We serve areas that are experiencing strong production growth and drilling activity through our exposure to the Bakken Shale in North Dakota and Montana, the Denver-Julesburg (DJ) Basin and the Niobrara Shale in the Rocky Mountain region, and the Granite Wash and the Mississippian oil trend in the Mid-Continent region. The majority of our assets are strategically located in or connected to the Cushing, Oklahoma crude oil marketing hub. Cushing is the designated point of delivery specified in all NYMEX crude oil futures contracts and is one of the largest crude oil marketing hubs in the United States. Cushing serves as a significant source of refinery feedstock for Mid-Continent refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil. We expect that throughput and demand for storage services at the Cushing hub will continue to increase with the expansion of existing, and construction of new, pipelines and other transportation related logistical assets into and away from the hub. We believe that our connectivity in Cushing and our numerous interconnections with third-party pipelines, refineries and storage terminals provide our customers with the flexibility to access multiple points for the receipt and delivery of crude oil.

For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based contracts, some of which provide for fixed fees that are not dependent on usage, or fixed-margin transactions.

How We Generate Adjusted Gross Margin

We generate adjusted gross margin by providing fee-based services, by entering into fixed-margin transactions and through marketing activities.

Fee-Based Services. We charge a capacity or volume-based fee for the unloading, transportation and storage of crude oil and related ancillary services. Our fee-based services include substantially all of our operations in Cushing and Platteville and a portion of the transportation services we provide on our Kansas and Oklahoma pipeline system. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 79% and 59% of our adjusted gross margin, respectively, was generated by providing fee-based services to customers.

Fixed-Margin Transactions. We purchase crude oil from a producer or supplier at a designated receipt point at an index price less a transportation fee, and simultaneously sell an identical volume of crude oil at a designated delivery point to the same party at the same index price, thereby locking in a fixed margin that is in effect economically equivalent to a transportation fee. We refer to these arrangements as “fixed-margin” or “buy/sell” transactions. These fixed-margin transactions account for a portion of the adjusted gross margin we generate on our Kansas and Oklahoma pipeline system and through our Bakken Shale operations. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 6% and 14% of our adjusted gross margin, respectively, was generated through fixed-margin transactions.

Marketing Activities. We conduct marketing activities by purchasing crude oil for our own account from producers, aggregators and traders and selling crude oil to traders and refiners. We mitigate the commodity price exposure of our crude oil marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create “back-to-back” transactions intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. All of our marketing activities are subject to our comprehensive risk management policy, which establishes limits in order to manage risk and mitigate financial exposure. Our marketing activities account for a portion of the adjusted gross margin we generate on our Kansas and Oklahoma pipeline system and through our Bakken Shale operations. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 15% and 27% of our adjusted gross margin, respectively, was generated through marketing activities.

Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the ongoing stability of our business. We expect to achieve this objective through the following strategies:

•

Capitalizing on organic growth opportunities associated with our existing assets. We seek to identify and evaluate economically attractive organic expansion and asset enhancement opportunities that leverage our existing asset footprint and strategic relationships with our customers. We recently completed construction of 350,000 barrels of additional storage capacity at our Cushing terminal. In addition, we are currently building an additional 1.95 million barrels of crude oil storage capacity at Cushing and an additional 100,000 barrels of crude oil storage capacity at our Platteville facility that we expect to place into service before the end of 2012. We also expect to build six additional truck unloading lanes, which we anticipate will be supported by long-term contracts, and 10,000 barrels of additional storage capacity at our Platteville facility. Additionally, we are in the process of expanding capacity on portions of our Kansas and Oklahoma pipeline system through de-bottlenecking projects and are evaluating additional markets for our Bakken Shale operations.

•

Growing our business through strategic and accretive asset acquisitions from third parties and SemGroup. We plan to pursue accretive acquisitions from SemGroup and third parties of midstream energy assets that are complementary to our existing asset base or that provide attractive potential returns in new operating regions or business lines.

•

Focusing on stable, fee-based services and fixed-margin transactions. We focus on opportunities to provide midstream services under fee-based arrangements and fixed-margin transactions, which minimize our direct exposure to commodity price fluctuations. Like 95% of our existing storage capacity at Cushing, we anticipate that all of the additional 1.95 million barrels of crude oil storage capacity that we expect to build and place into service at Cushing before the end of 2012 will be contracted to third parties under long-term contracts that provide for a fixed fee that is not tied to usage.

•

Mitigating commodity price exposure. We mitigate the commodity price exposure of substantially all our crude oil marketing operations by entering into “back-to-back” transactions, which are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered, and through the use of derivative contracts. All of our marketing activities are subject to a comprehensive risk management policy, which establishes limits in order to manage risk and reduce our exposure to fluctuating commodity prices.

•

Maintaining financial flexibility and utilizing leverage prudently. We plan to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to execute on our identified growth projects, as well as pursue additional growth projects and acquisitions to even in challenging market environments. We will have minimal debt at the closing of this offering and expect to have $               million of available capacity under our revolving credit facility.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our principal business objective:

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Strategically located assets that provide a strong platform for growth and operational flexibility to our customers. The majority of our assets are located in or connect to Cushing, and our numerous interconnections with third-party pipelines, refineries and storage terminals provide our customers with the flexibility to access multiple points for the receipt and delivery of crude oil. With our existing storage capacity in Cushing and the additional capacity that we expect to build, we believe that we are well positioned to take advantage of the increased throughput at Cushing that is expected to result from the construction of additional transportation capacity to and from the hub. In addition, our Kansas, Oklahoma, North Dakota and Montana operations and Platteville facility provide us with access to the growing production in the Bakken Shale, DJ Basin, Niobrara Shale, Granite Wash and Mississippian oil trend.

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Modern crude oil storage and unloading assets. Our Cushing storage tanks and our Platteville facility have all been placed into service since the beginning of 2009. The recent construction of these facilities results in reduced maintenance costs, and we believe that customers prefer the additional reliability and safety that is generally associated with newer assets.

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Stable cash flow. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based services, some of which provide for fixed fees that are not dependent on usage, or fixed-margin transactions. Approximately 95% of our Cushing storage capacity is contracted to customers pursuant to fixed fee contracts. The majority of throughput on our Kansas and Oklahoma system is transported pursuant to contracts that provide for a flat volumetric transportation fee or fixed-margin transactions. In addition, all of the throughput on our Platteville facility is handled pursuant to contracts that provide for a flat volumetric unloading fee. Our fee-based services and fixed-margin transactions mitigate our exposure to margin fluctuations caused by commodity price volatility.

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Affiliation with SemGroup. We believe that our relationship with SemGroup strengthens our ability to make strategic acquisitions and to access other business opportunities. In addition, we believe that SemGroup, as the owner of our general partner interest, all of our incentive distribution rights and a               % limited partner interest in us, will be motivated to promote and support the successful execution of our business strategies.

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Experienced, knowledgeable management team with a proven track record. Our management team has an average of over 27 years of experience in the energy industry, including in building, acquiring, integrating and operating midstream assets. In addition, our management team has established strong relationships with producers, marketers and refiners of crude oil throughout the U.S. upstream and midstream industries, which we believe will be beneficial to us in pursuing acquisition and organic expansion opportunities.

Our Relationship with SemGroup

One of our principal strengths is our relationship with SemGroup. SemGroup provides gathering, transportation, processing, storage, distribution, marketing, and other midstream services primarily to independent oil and natural gas producers, refiners of petroleum products, and other market participants located in the Mid-Continent and Rocky Mountain regions of the United States and in Canada, Mexico and the United Kingdom. Since 2008, SemGroup has taken numerous steps to restructure its business portfolio and to shift away from trading activities and toward a business heavily weighted in fee-based and fixed-margin activities. As of November 15, 2011, excluding the assets being contributed to us in connection with this offering, SemGroup had a midstream asset portfolio that included, among other assets:

•	a 51% interest in the White Cliffs Pipeline, which SemGroup operates;

•	a 7.5% interest in NGL Energy Holdings LLC, the general partner of NGL Energy Partners LP;

•	8.93 million common units of NGL Energy Partners LP;

•	more than 1,400 miles of natural gas and NGL transportation, gathering and distribution pipelines in Arizona, Arkansas, Kansas, Montana, Oklahoma and Texas and Alberta, Canada;

•	8.7 million barrels of owned multiproduct storage capacity located in the United Kingdom;

•	14 asphalt terminals in Mexico;

•	majority interests in four natural gas processing plants located in Alberta, Canada, with a combined operating capacity of 654 MMcf/d; and

•	three natural gas processing plants located in Oklahoma and Texas, with a combined operating capacity of 78 MMcf/d.

SemGroup’s Class A common stock trades on the New York Stock Exchange, or NYSE, under the symbol “SEMG.”

Following the completion of this offering, SemGroup will continue to own and operate a substantial portfolio of midstream assets and will retain a significant interest in us through its ownership of a               % limited partner interest and 2.0% general partner interest in us, as well as all of our incentive distribution rights. Given SemGroup’s significant ownership in us following this offering, we believe that SemGroup will be motivated to promote and support the successful execution of our business strategies. This support could include the potential contribution to us over time of additional midstream assets that SemGroup currently owns or acquires or develops in the future and the facilitation of accretive acquisitions. However, SemGroup is under no obligation to offer any assets or business opportunities to us or accept any offer for its assets that we may choose to make. SemGroup constantly evaluates acquisitions and dispositions and may elect to acquire or dispose of assets in the future without offering us the opportunity to purchase those assets. SemGroup has retained such flexibility because it believes it is in the best interests of its shareholders to do so. We cannot say with any certainty which, if any, opportunities to acquire assets from SemGroup may be made available to us or if we will choose to pursue any such opportunity. Moreover, the consideration to be paid by us for assets offered to us by SemGroup, if any, as well as the consummation and timing of any acquisition by us of these assets, would depend upon, among other things, the timing of SemGroup’s decision to sell, transfer or otherwise dispose of these assets, our ability to successfully negotiate a purchase price and other terms, and our ability to obtain financing.

We will enter into an omnibus agreement with SemGroup and our general partner that will govern our relationship with them regarding certain indemnification matters, among other things. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement” on page 151. While our relationship with SemGroup provides us with a significant advantage, it is also a source of potential conflicts. For example, SemGroup is not restricted from competing with us, and may acquire, construct or dispose of midstream energy assets without any obligation to offer us the opportunity to acquire or construct such assets. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 154 and “Risk Factors—Risks Inherent in an Investment in Us — SemGroup owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment” beginning on page 36.

For a discussion of the recent unsolicited offer by Plains to acquire SemGroup’s outstanding shares, please read “Summary—Rose Rock Midstream, L.P.—Recent Developments” on page 5.

Assets and Operations

We own and operate all of our assets, which consist of:

•	over 5.0 million barrels of crude oil storage capacity in Cushing, with an additional 1.95 million barrels of capacity scheduled to be placed into service before the end of 2012;

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a 640-mile crude oil gathering and transportation pipeline system with 670,000 barrels of associated storage capacity in Kansas and northern Oklahoma that is connected to several third-party pipelines and refineries and our storage terminal in Cushing;

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a crude oil gathering, storage, transportation and marketing business in the Bakken Shale in North Dakota and Montana in which we handled an average of 6,200 barrels of crude oil per day for the nine months ended September 30, 2011; and

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a modern, ten-lane crude oil truck unloading facility with 120,000 barrels of associated storage capacity in Platteville, Colorado which connects to the origination point of SemGroup’s White Cliffs Pipeline, with an additional 100,000 barrels of storage capacity under construction and an additional six truck unloading lanes and 10,000 barrels of additional storage capacity expected to be completed by the end of 2012.

Cushing Storage

General. We own and operate 19 crude oil storage tanks in Cushing with an aggregate storage capacity of approximately 5.0 million barrels. Our storage terminal has a combined capacity to receive or deliver 240,000 barrels of crude oil per day, and has inbound connections with the White Cliffs Pipeline from Platteville, Colorado, the Cimarron Pipeline from Boyer, Kansas, and our Kansas and Oklahoma gathering system, and two-way interconnections with all of the other major storage terminals in Cushing, including the delivery point specified in all crude oil futures contracts traded on the NYMEX. Connection with this terminal provides our customers with access to multiple pipelines outbound from Cushing. Our Cushing terminal also includes truck unloading facilities.

Our Cushing storage tanks have all been built since the beginning of 2008 and had a weighted average age of only two years as of September 30, 2011. The design and construction specifications of our storage tanks meet or exceed the minimums established by the American Petroleum Institute, or API. Our storage tanks also undergo regular maintenance and inspection programs, and we believe that these design specifications and maintenance and inspection programs reduce our maintenance capital expenditures.

In part, as a result of its role as the designated point of delivery specified in all NYMEX crude oil futures contracts, Cushing is one of the largest crude oil marketing hubs in the United States. Cushing serves as a significant source of refinery feedstock for Mid-Continent refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil. Recently, Cushing has experienced a shortfall in takeaway pipeline capacity, which has been cited as a principal reason for the decline in price of the WTI Index compared to other crude oil price indices. We believe that if and when any of several planned takeaway pipeline expansion projects are completed, this price differential will narrow and Cushing will remain the predominant benchmarking and transportation hub for crude oil in the United States. Please read “Industry Overview—Overview of Cushing” beginning on page 113.

Adjusted Gross Margin and Contracts. We generate adjusted gross margin from our Cushing storage by charging third parties a fee for the use of the storage tanks. Approximately 95% of our Cushing storage is committed under long-term contracts with third parties that provide for a fixed fee that is not tied to usage. As of September 30, 2011, our weighted average contract fee was $0.40 per barrel per month. Our existing storage contracts had a weighted average remaining life of 4.3 years as of September 30, 2011, and none of our third-party contracts expire before 2015.

Customers. Our primary customers at Cushing are pipeline companies and crude oil traders.

Competition. Competition for crude oil storage customers is intense and is based primarily on price, access to supply, access to logistics assets, distribution capabilities, the ability to meet regulatory requirements, and maintenance of quality of service and customer relationships. Our major competitors in Cushing include Enbridge Energy Partners, L.P., Magellan Midstream Partners, L.P., Plains All American Pipeline, L.P., Blueknight Energy Partners, L.P. and Enterprise Products Partners L.P. Several of these competitors have announced their intention to significantly expand their storage capacity at Cushing.

Growth Opportunities. We expect to place into service an additional 1.95 million barrels of crude oil storage capacity before the end of 2012, all of which is backed by a third-party, five-year contract that will commence on the in-service date of the new storage capacity, and we have 100 acres of additional land as well as additional infrastructure which we believe will be sufficient to grow our storage capacity by approximately six million barrels in the future.

Kansas and Oklahoma System

General. We own and operate an approximately 640-mile crude oil gathering and transportation pipeline system and 670,000 barrels of associated storage in Kansas and northern Oklahoma. This system gathers crude oil from throughout the region and delivers it to third-party pipelines and refineries and our Cushing terminal. The system can currently transport in excess of 40,000 barrels of crude oil per day. During the year ended December 31, 2010 and the nine months ended September 30, 2011, we transported an average of approximately 31,000 and 34,800 barrels per day, respectively, from approximately three receipt points. The system has pipeline diameters ranging from four to twelve inches and has 28 pump stations. This system also includes 18 truck unloading stations.

Delivery Points. Our Kansas and Oklahoma system connects to pipelines owned by Sunoco Logistics Partners L.P., Plains All American Pipeline, L.P., Kaw Pipeline Company, Jayhawk Pipeline LLC and MV Purchasing, LLC in Kansas and Oklahoma, and refineries owned by Frontier Oil Corporation and ConocoPhillips Company, and our storage terminal in Cushing, thereby providing our customers with multiple delivery options.

Supply. According to the EIA, crude oil production in Kansas grew from approximately 35.6 million barrels in 2006 to approximately 40.5 million barrels in 2010, and in Oklahoma it grew from approximately 62.8 million barrels in 2006 to approximately 69.5 million barrels in 2010. As of June 2011, year-to-date production (annualized) in Kansas and Oklahoma was approximately 41.2 million barrels and 71.3 million barrels, respectively. We expect that the strong pricing environment for crude oil will continue to drive increasing crude oil production in Kansas and Oklahoma.

Adjusted Gross Margin and Contracts. We primarily generate adjusted gross margin from our Kansas and Oklahoma system by charging a flat volumetric transportation fee to our customers or by purchasing crude oil from an aggregator at a receipt point on our system at an index price less a transportation fee, and simultaneously selling an identical volume of crude oil at a delivery point on our system to the same party at the same index price, through which we are able to lock in a fixed margin that is in effect economically equivalent to a transportation fee.

We also generate adjusted gross margin through marketing activities, whereby we purchase crude oil from one party and sell it to another. We mitigate the commodity price exposure of our crude oil marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create “back-to-back” transactions intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. All marketing activities are subject to a comprehensive risk management policy, which establishes limits in order to attempt to manage risk and mitigate financial exposure.

Our crude oil purchases in our Kansas and Oklahoma and Bakken Shale operations are made pursuant to 30-day, evergreen contracts at prices that are typically based on published or “posted” prices, plus or minus a differential. The differential is determined based on the grade of oil produced, transportation costs and competitive factors. Both the price and the differential change in response to market conditions. Posted prices can change daily, and differentials, in general, can change every 30 days as contracts renew. We sell crude oil primarily to refiners and other resellers in various types of sale and exchange transactions, at market prices for terms ranging from one to twelve months.

Two of the contracts on our Kansas and Oklahoma system are take-or-pay contracts, whereby the customer is required to pay us a fixed minimum monthly transportation fee regardless of the volumes actually transported on our system. For the nine months ended September 30, 2011, approximately 21% of the adjusted gross margin associated with our Kansas and Oklahoma system was derived from a take-or-pay contract. Most of our fixed fee and fixed margin contracts are 30-day, evergreen contracts, although some extend for up to four years.

Customers. The primary customers for our Kansas and Oklahoma system are aggregators, local producers and refineries.

Competition. Competition for crude oil volumes is primarily based on reputation, commercial terms, reliability, interconnectivity, location and available capacity. Our major competitors are MV Purchasing, LLC, Plains All American Pipeline, L.P. and the National Cooperative Refinery Association. Magellan Midstream Partners, L.P. has recently completed a line to Cushing, which has diverted some volumes from our system, but to date we have been able to replace those volumes and maintain our throughput.

Growth Opportunities. We believe that we will be able to increase the utilization of our Kansas and Oklahoma system as a result of the increased drilling activity that we expect will occur, as described above under “—Supply.” We are currently expanding capacity on portions of our Kansas and Oklahoma system through de-bottlenecking projects.

Bakken Shale Operations

General. We own and operate a crude oil gathering, storage, transportation and marketing business in the Bakken Shale area in western North Dakota and eastern Montana. Using our fleet of 16 trucks and two truck unloading facilities, we purchase crude oil at the wellhead, transport it via our trucks and third-party pipelines, including the Enbridge North Dakota System (utilizing historically accrued allocation rights), and market it to customers, primarily at the crude oil marketing hub in Clearbrook, Minnesota. We own tanks in Trenton and Stanley, North Dakota, with an aggregate storage capacity of 60,200 barrels, that connect into the Enbridge North Dakota System. During the nine months ended September 30, 2011, we handled and marketed an average of approximately 6,200 barrels per day.

Adjusted Gross Margin and Contracts. We generate adjusted gross margin in our Bakken Shale operations through the purchase and sale of crude oil. As in our Kansas and Oklahoma operations, we mitigate the commodity price exposure of our crude oil marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create “back-to-back” transactions intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. All marketing activities are subject to a comprehensive risk management policy, which establishes limits in order to attempt to manage risk and mitigate financial exposure.

Customers. We purchase our crude oil from producers in the Bakken Shale. We then sell the crude oil to traders or refiners.

Competition. We compete for crude oil volumes with other midstream operators, including Plains All American Pipeline, L.P. and Eighty Eight Oil LLC. Competition is primarily based on reputation, commercial terms, reliability, interconnectivity, location and available capacity. Although competition can be intense, we believe that it is currently mitigated to some degree by the shortage of takeaway capacity out of the Bakken Shale, which reduces the number of options that producers have for getting their crude oil to market. However, additional midstream operators are constructing additional pipeline capacity in the Bakken Shale, and existing operators are expanding their capacity, and therefore competition may intensify in the future.

Growth Opportunities. We believe that significant new drilling activity in the Bakken Shale will result in crude oil production growing faster than available takeaway capacity over the medium term. We anticipate that through a combination of additional allocated capacity on Enbridge Inc.’s planned expansion of its North Dakota Pipeline, which is scheduled for completion in early 2013, additional rail capacity and infrastructure expansion, we will be able to significantly expand our operations in North Dakota and Montana.

Platteville Facility

General. We own and operate a modern, ten-lane crude oil truck unloading facility in Platteville, Colorado, which connects to the origination point of SemGroup’s White Cliffs Pipeline and was first placed into service in 2009. Substantially all of the crude oil production from the DJ Basin and the nearby Niobrara Shale must initially be transported by truck due to a shortage of gathering capacity, and the White Cliffs Pipeline is the only direct pipeline out of the DJ Basin to the Cushing market and to Mid-Continent refineries. Throughput at the facility averaged 25,800 barrels per day and 31,600 barrels per day for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively. The facility includes 120,000 barrels of crude oil storage capacity.

Adjusted Gross Margin and Contracts. We generate adjusted gross margin at our Platteville facility by charging our customers a volumetric fee for unloading their crude oil at our facility. In connection with their entry into long-term, take-or-pay transportation contracts on the White Cliffs Pipeline, the two largest shippers on White Cliffs entered into contracts with us that provide for the payment to us of a fixed fee per barrel of oil unloaded at our facility, with a discounted fee for volumes in excess of 10,000 barrels per day. Additional shippers on the White Cliffs Pipeline have also entered into fixed-fee contracts with us to unload crude oil at our facility, which is the only point in Colorado through which crude oil can be delivered into the White Cliffs Pipeline.

Customers. Our primary customers at our Platteville facility include two crude oil producers which have entered into 10,000 barrel per day take-or-pay transportation contracts on the White Cliffs Pipeline.

Competition. Our Platteville facility is the only injection point in Colorado into the White Cliffs Pipeline, and the White Cliffs Pipeline is the only pipeline out of the DJ Basin to Cushing. As a result, we do not face direct competition with respect to our Platteville facility. However, producers in the region served by this facility do have other options for the delivery of crude oil, including delivery to local refineries or through rail transportation.

Growth Opportunities. We believe that throughput at our Platteville facility will continue to grow due to increasing production from the DJ Basin and Niobrara Shale and a shortage of takeaway capacity from the Rocky Mountain region. We currently have an additional 100,000 barrels of crude oil storage capacity under construction, and we expect to build an additional six truck unloading lanes, which we anticipate will be supported by long-term contracts, and 10,000 barrels of additional storage capacity at the facility by the end of 2012.

Operational Hazards and Insurance

Pipelines, terminals, storage tanks and other facilities may experience damage as a result of an accident, natural disaster or deliberate act. These hazards can also cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. Through the services of a major national insurance broker, we maintain insurance of various types and varying levels of coverage similar to that maintained by other companies in the industry and which we consider adequate, under the circumstances, to cover our operations and properties, including coverage for natural catastrophes, pollution related events and acts of terrorism and sabotage. The limit of operational insurance maintained covering loss of, or damage to, property and products is $300 million per loss incident and includes business interruption loss. For claims arising under general liability, automobile liability and excess liability, the limits maintained total $250.0 million per occurrence/claim. Primary and excess liability insurance limits maintained for pollution liability claims vary by location for claims arising from gradual pollution with limits of $20.0 million per claim and $40.0 million in the aggregate. The combined primary and excess liability insurance limits for claims arising from sudden and accidental pollution total $270.0 million per claim and $290.0 million in the aggregate. This insurance does not cover every potential risk associated with operating our pipelines, terminals and other facilities. We have a favorable claims history enabling us to self-insure the “working layer” of loss activity utilizing deductibles and self-insured retentions commensurate with our financial abilities and in line with industry standards, in order to create a more efficient and cost effective program and a consistent risk profile. The working layer consists of high frequency/low severity losses that are best retained and managed in-house. Sizeable or difficult self-insured claims or losses may be handled by professional adjusting firms hired by us. We will continue to monitor the appropriateness of our deductibles and retentions as they relate to the overall cost and scope of our risk and insurance program.

With a few limited exceptions, our customers have not agreed to indemnify us for losses arising from a release of crude oil, and we may instead be required to indemnify our customers in the event of a release or other incident.

Regulation

General

Our operations are subject to extensive regulation. The following discussion of certain laws and regulations affecting our operations should not be relied on as an exhaustive review of all regulatory considerations affecting us, due to the myriad of complex federal, state, provincial, foreign and local regulations that may affect our business.

Regulation of Transportation and Storage Operations

Interstate Commerce Act and State Regulation. Our Kansas and Oklahoma gathering pipeline system is operated as an intrastate pipeline system which carries crude oil owned by us and by third parties. We believe that our pipeline facilities and services meet the traditional tests that FERC has used to determine that the pipeline services provided are not in interstate commerce, and therefore are not subject to the ICA, or would qualify for a waiver from FERC’s reporting and filing requirements under the ICA, if applicable. However, in the future, FERC could determine that some or all of our Kansas and Oklahoma gathering pipeline system and the services we provide on that system are within its jurisdiction under the ICA. The ICA prescribes that interstate tariffs must be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper. FERC regulations require that interstate oil pipeline transportation rates and terms of service be filed with FERC and posted publicly.

The ICA permits interested persons to challenge proposed new or changed rates or rules and authorizes FERC to investigate such changes and to suspend their effectiveness for a period of up to seven months. If, upon completion of an investigation, FERC finds that the new or changed rate is unlawful, it may require the pipeline to refund the revenues together with interest in excess of the prior tariff during the term of the investigation. FERC may also investigate, upon complaint or on its own motion, rates and related rules that are already in effect and may order a pipeline to change them prospectively. Upon an appropriate showing, a shipper may obtain reparations and refunds for a period of up to two years prior to the filing of its complaint.

Our Kansas and Oklahoma gathering pipeline system may be subject to various regulations and statutes administered by state regulatory authorities. For example, while the Kansas Corporation Commission (“KCC”) has authority to regulate common carriers, we believe that it has informally elected not to actively regulate oil pipelines, instead allowing pipelines to negotiate transportation rates directly with customers. If the KCC were to change its approach and regulate our operations in Kansas, we could be required to publish and file tariffs, rates, rules and charges and to adhere to other state commission regulations. In addition, shippers could challenge our intrastate tariff rates and practices on our intrastate pipeline system.

Although we operate the pipeline gathering system as an unregulated system, no assurances can be given that in the future the gathering system will not be subject to regulation under the ICA by FERC or under state regulation by a state commission.

Department of Transportation. All crude oil interstate pipelines, and certain intrastate crude oil pipelines and storage facilities, are subject to regulation by the DOT with respect to the design, construction, operation and maintenance of the pipeline systems and storage facilities. The DOT routinely conducts audits of regulated assets and we must make certain records and reports available to the DOT for review as required by the Secretary of Transportation. In some states, the DOT has given a state agency authority to assume all or part of the regulatory and enforcement responsibility over the intrastate assets.

Trucking Regulation. We own and operate a fleet of trucks to transport crude oil. We are licensed to perform both intrastate and interstate motor carrier services and are subject to certain safety regulations issued by the DOT. DOT regulations cover, among other things, driver operations, maintaining log books, truck manifest preparations, the placement of safety placards on the trucks and trailer vehicles, drug and alcohol testing, safety of operation and equipment and many other aspects of truck operations. We are also subject to Occupational Safety and Health Administration, or OSHA, regulations with respect to our trucking operations.

Environmental, Health and Safety Regulation

General. Our operations are subject to varying degrees of stringent and complex laws and regulations by multiple levels of government relating to the production, transportation, storage, processing, release and disposal of crude oil, crude oil-based products and other materials or otherwise relating to protection of the environment. As with the industry generally, compliance with current and anticipated environmental laws and regulations increases our overall costs of business, including our capital costs to construct, maintain and upgrade pipelines, equipment and facilities. The failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of removal or remedial obligations and the issuance of injunctions limiting or prohibiting our activities.

The clear trend in environmental regulation, particularly with respect to crude oil facilities, is the placement of more restrictions and limitations on activities that may affect the environment and, thus, any changes in environmental laws and regulations or re-interpretations of enforcement policies that result in costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial condition. We may be unable to pass on such increased costs to our customers. Moreover, accidental releases, leaks or spills may occur in the course of our operations and we may incur significant costs and liabilities as a result, including those related to claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse effect on us, there can be no assurance that the current conditions will continue in the future.

The following is a summary of the more significant current environmental, health and safety laws and regulations to which our operations are subject.

Water Discharges. Our operations can result in the discharge of pollutants, including oil. The Oil Pollution Act, or OPA, was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972, as amended, the Clean Water Act, as amended, and other statutes as they pertain to prevention of, and response to, oil spills. The OPA, the Clean Water Act and analogous state and local laws subject owners of facilities to strict, joint and potentially unlimited liability for containment and removal costs, natural resource damages and certain other consequences of an oil spill, where such spill is into navigable waters, along shorelines or in the exclusive economic zone of the U.S. In the event of an oil spill from one of our facilities into navigable waters, substantial liabilities could be imposed. Spill prevention, control and countermeasure requirements of these laws require appropriate containment berms or dikes and other containment structures at storage facilities to prevent contamination of soils, surface waters and groundwater in the event of an oil overflow, rupture or leak.

The federal Clean Water Act and analogous state and local laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States and state waters, including groundwater in many jurisdictions. Permits must be obtained to discharge pollutants into these waters. The Clean Water Act and analogous state and local laws provide significant penalties for unauthorized discharges and can impose liability for responding to and cleaning up spills. In addition, the Clean Water Act and analogous state and local laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require us to monitor and sample the storm water runoff from certain of our facilities.

Air Emissions. Our operations are subject to the federal Clean Air Act, as amended, and comparable state and local laws. These laws and regulations regulate emissions of air pollutants from various sources, including certain of our facilities, and impose various monitoring and reporting requirements. Pursuant to these laws and regulations, we may be required to obtain environmental agency pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with the terms of air permits containing various emissions and operational limitations and utilize specific emission control technologies to limit emissions. We may be required to incur certain capital expenditures in the future for air pollution control equipment and leak detection and monitoring systems in connection with obtaining or maintaining operating permits and approvals for air emissions. There are significant potential monetary fines for violating air emission standards and permit provisions.

Climate Change. On December 15, 2009, the EPA issued a notice of its final finding and determination that emissions of CO2, methane, and other GHGs present an endangerment to public health and the environment because emissions of such gases contribute to warming of the Earth’s atmosphere and other climatic changes. This final finding and determination allows the EPA to begin regulating GHG emissions under existing provisions of the Clean Air Act. Accordingly, the EPA has adopted regulations that require a reduction in emissions of GHGs from motor vehicles and also trigger permit review for GHG emissions from certain large stationary sources. In addition, the EPA issued a final rule, effective in December 2009, requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., beginning in 2011 for emissions occurring in 2010 (EPA’s Greenhouse Gas Reporting Program, or GHGRP). Further, on November 8, 2010, EPA finalized new GHG reporting requirements for upstream petroleum and natural gas systems, which will be added to EPA’s GHG Reporting Rule. Facilities containing petroleum and natural gas systems that emit 25,000 metric tons or more of CO2 equivalent per year will be required to report annual GHG emissions to EPA, with the first report due on March 31, 2012. In December 2010, the EPA issued three concurrent actions related to its GHGRP which require the collection of certain additional business related data, and therefore, it is deferring the reporting of certain information.

The United States Congress has been considering legislation to reduce such emissions and almost one-half of the states, either individually or through multi-state regional initiatives, have already begun implementing legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or GHG cap and trade programs. Depending on the particular program and scope thereof, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations or could face additional taxes and higher cost of doing business. Although we would not be impacted to a greater degree than other similarly situated midstream energy service providers, a stringent GHG control program could have an adverse effect on our cost of doing business and could reduce demand for crude oil.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such new federal, state or regional restrictions on emissions of GHGs that may be imposed in areas in which we conduct business could also have an adverse affect on our cost of doing business and demand for crude oil.

Hazardous Substances and Wastes. The environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater and surface water, and include measures to prevent and control pollution. These laws and regulations generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous wastes, and may require investigatory and corrective actions at facilities where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the “Superfund” law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to a release of “hazardous substance” into the environment. Potentially responsible persons can include the current owner or operator of the site where a release previously occurred and companies that disposed, or arranged for the disposal, of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the potentially responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other wastes released into the environment. Although “petroleum,” as well as natural gas and NGLs, have been for the most part excluded from CERCLA’s definition of a “hazardous substance,” in the course of ordinary operations, we may generate wastes that may fall within the definition of a “hazardous substance.” In addition, there are other laws and regulations that can create liability for releases of petroleum. Moreover, we may be responsible under CERCLA or other laws for all or part of the costs required to clean up sites at which such wastes have been disposed.

We also generate, and may in the future generate, both hazardous and nonhazardous solid wastes that are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and/or comparable state laws. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes as currently defined under RCRA. From time to time, the EPA and state regulatory agencies have considered the adoption of stricter disposal standards for nonhazardous wastes, including crude oil and natural gas wastes. Moreover, it is possible that some wastes generated by us that are currently classified as nonhazardous may in the future be designated as “hazardous wastes,” resulting in the wastes being subject to more rigorous and costly management and disposal requirements. Changes in applicable laws or regulations may result in an increase in our capital expenditures, facility operating expenses or otherwise impose limits or restrictions on our operations.

We currently own or lease, and have in the past owned or leased, and in the future we may own or lease, properties that have been used over the years for petroleum product operations. Solid waste disposal practices within the oil and natural gas and related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, some petroleum products and other solid wastes have been disposed of on, or under, various properties owned or leased by us during the operating history of those facilities. In addition, a number of these properties may have been operated by third parties over whom we had no control as to such entities’ handling of petroleum products or other wastes and the manner in which such substances may have been disposed of or released. These properties and the wastes disposed of thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination, or to take action to prevent future contamination.

Employee Safety. We are subject to the requirements of OSHA, the purpose of which is to protect the health and safety of workers. In addition, the OSHA hazard communication standard and comparable state statutes require us to organize and disclose information concerning hazardous materials used, produced or transported in our operations. Some of our facilities are subject to the OSHA Process Safety Management regulations that are designated to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals.

Hazardous Materials Transportation Requirements. DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of oil discharge from onshore oil pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, DOT regulations contain detailed specifications for pipeline operation and maintenance.

Anti-Terrorism Measures. The federal Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security, or DHS, to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present “high levels of security risk.” The DHS issued an interim final rule in April 2007 regarding risk-based performance standards to be attained pursuant to this act and, on November 20, 2007, further issued an Appendix A to the interim rules that establish chemicals of interest and their respective threshold quantities that will trigger compliance with the interim rules. To the extent our facilities are subject to existing or new rules, it is possible that the costs to comply with such rules could be substantial.

Title to Properties

Substantially all of our pipelines are constructed on rights-of-way granted by the record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained, where necessary, easement agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which our pipeline was built was purchased in fee. Our Cushing storage terminal and Platteville facility are on real property owned by us.

We believe that we have satisfactory title to all of the assets we own. Although title to such properties is subject to encumbrances in certain cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and minor easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens will materially detract from the value of such properties or from our interest therein or will materially interfere with their use in the operation of our business.

Office Facilities

In addition to our gathering, transportation and storage facilities described above, our general partner maintains its office headquarters in Tulsa, Oklahoma. We also have satellite offices located in Oklahoma City, Oklahoma, Cushing Oklahoma, Platteville, Colorado and Wichita, Kansas. The current lease for our general partner’s Tulsa headquarters expires in May 2019. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future, and that additional facilities will be available on commercially reasonable terms as needed.

Employees

The officers of our general partner will manage our operations and activities. As of November 15, 2011, SemGroup employed approximately 80 people who will provide direct support to our operations. From and after the effective date of this offering, all of the employees required to conduct and support our operations will be employed by SemGroup. None of these employees are covered by collective bargaining agreements, and SemGroup considers its employee relations to be good.

Legal Proceedings

Manchester Securities appeal. On October 21, 2009, Manchester Securities Corporation, a creditor of SemGroup Holdings, L.P. (a subsidiary of SemGroup), filed an objection to SemGroup’s plan of reorganization. In the objection, Manchester argued that the plan of reorganization should not be confirmed because it did not provide for an alleged $50 million claim of SemGroup Holdings, L.P. against SemCrude Pipeline, L.L.C. (another subsidiary of SemGroup). On October 28, 2009, the bankruptcy court overruled the objection and entered the confirmation order approving the plan of reorganization. On November 4, 2009, Manchester filed a notice of appeal of the confirmation order. On December 4, 2009, Manchester’s appeal was docketed in the United States District Court for the District of Delaware. SemGroup filed a motion to dismiss the appeal as equitably moot. On February 18, 2011, the District Court granted SemGroup’s motion to dismiss the appeal. On March 22, 2011, Manchester filed a notice to appeal this order. The parties have filed briefs in this matter. Oral argument, if it occurs, is expected to take place the week of December 12, 2011. While SemGroup believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on us.

Luke Oil appeal. On October 21, 2009, Luke Oil Company, C&S Oil/Cross Properties, Inc., Wayne Thomas Oil and Gas and William R. Earnhardt Company (collectively, “Luke Oil”) filed an objection to the plan of reorganization “to the extent that the Plan of Reorganization may alter, impair, or otherwise adversely affect Luke Oil’s legal rights or other interests.” On October 28, 2009, the bankruptcy court overruled the Luke Oil objection and entered the confirmation order. On November 6, 2009, Luke Oil filed a notice of appeal. On December 23, 2009, Luke Oil’s appeal was docketed in the United States District Court for the District of Delaware. SemGroup filed a motion to dismiss the appeal as equitably moot. Luke Oil has filed a motion to stay the briefing on SemGroup’s motion to dismiss. On February 18, 2011, the District Court denied the stay motion and ordered the parties to complete briefing. The parties have filed briefs in this matter, but the court has not yet ruled on the motion to dismiss. While SemGroup believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on us.

Claims reconciliation process. A large number of parties have made claims against us for obligations alleged to have been incurred prior to the Petition Date. On September 15, 2010, the bankruptcy court entered an order estimating the contingent, unliquidated and disputed claims and authorizing distributions to holders of allowed claims. Pursuant to that order SemGroup has begun making distributions to the claimants. SemGroup continues to attempt to settle unresolved claims.

Pursuant to the plan of reorganization, SemGroup committed to settle authorized and allowed bankruptcy claims by paying a specified amount of cash, issuing a specified number of warrants, and issuing a specified number of shares of SemGroup Corporation common stock. SemGroup does not believe the resolution of the remaining outstanding claims will exceed the total amount of consideration established under the plan of reorganization for all claimants; instead, the resolutions of the remaining claims in some cases will impact the relative share of the established pool of common stock and warrants that certain claimants receive.

However, under certain circumstances SemGroup could be required to pay additional funds to settle the specified group of claims to be settled with cash. Pursuant to the plan of reorganization, a specified amount of restricted cash was set aside at time of SemGroup’s emergence from bankruptcy, which SemGroup expects to be sufficient to settle this group of claims. Since that time, SemGroup has made significant progress in resolving these claims, and SemGroup continues to believe that the cash set aside at that time will be sufficient to settle these claims. However, SemGroup has not yet reached a resolutions of all of these claims, and if the total settlement amount of all of these claims exceeds the specified amount, SemGroup will be required to pay additional funds to satisfy the total settlement amount for this specified group of claims. If this were to become probable of occurring, SemGroup would be required to record a liability and a corresponding expense, and we could be required to share in this expense.

KDHE matter. The Kansas Department of Health and Environment (“KDHE”) initiated discussions during SemGroup’s bankruptcy proceeding regarding five of our sites in Kansas that KDHE believes, based on their historical use, may have soil or groundwater contamination in excess of state standards. At the present time, no contamination has been confirmed. KDHE sought SemGroup’s agreement to undertake assessments of these sites to determine whether they are contaminated. SemGroup reached an agreement with KDHE on this matter and entered into a Consent Agreement and Final Order with KDHE to conduct environmental assessments on the sites and to pay KDHE’s costs associated with their oversight of this matter. At the present time, no violation of law has been alleged and the amount of this potential cleanup cannot be determined because the test results from all of these sites have not yet been received.

Blueknight claim. Blueknight Energy Partners, L.P. (“Blueknight”), which was formerly a subsidiary of SemGroup, together with other entities related to Blueknight, entered into a Shared Services Agreement on April 7, 2009 with SemCrude, L.P. and SemManagement, L.L.C. ( which is currently a subsidiary of SemGroup). The services provided by SemCrude to Blueknight under this agreement included the coordination of movement of crude oil belonging to Blueknight’s customers and the operation of Blueknight’s Oklahoma pipeline system and its Cushing, Oklahoma terminal. Under subsequent amendments to the agreement beginning in May 2010, certain of these services were phased out, and Blueknight began to manage the movement of its crude oil and the operation of its Cushing terminal.

In a letter dated August 18, 2011, Blueknight claimed that SemCrude owes Blueknight approximately 141,000 barrels of crude oil. We responded to Blueknight’s letter on August 26, 2011, denying its charges and requesting documentation from Blueknight of its claim. On October 18, 2011, we received a response from Blueknight and we are currently reviewing its documentation. We cannot reliably predict the outcome of this matter, as we have not yet completed our evaluation of the basis for the claim.

We are also party to various claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of our management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on our combined financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our combined liabilities may change materially as circumstances develop.

Risk Governance and Comprehensive Risk Management Policy

The board of directors of our general partner is responsible for oversight of our enterprise-wide risk and has approved our comprehensive risk management policy. The comprehensive risk management policy is designed to ensure we: identify and communicate our risk appetite and risk tolerances; establish an organizational structure that prudently separates responsibilities for executing, valuing and reporting our business activities; value (where appropriate), report and manage all material business risks in a timely and accurate manner; effectively delegate authority for committing our resources; foster the efficient use of capital and collateral; and minimize the risk of a material adverse event. The audit committee of the board of directors of our general partner has oversight responsibilities for the implementation of, and compliance with, our comprehensive risk management policy.

Our risk management committee, comprised of certain of our general partner’s corporate and business segment officers, oversees the financial and non-financial risks associated with all activities governed by our comprehensive risk management policy, including: asset operations; marketing and trading; investments, divestitures, and other capital expenditures and dispositions; credit risk management; and other strategic activities. We also have a risk management group that is assigned responsibility for independently monitoring compliance with, reporting on, and enforcing the provisions of our comprehensive risk management policy.

With respect to our commodity marketing activities, our comprehensive risk management policy provides a set of limits for specified activities related to the purchase and sale of physical commodities, the purchase and sale of derivatives and capital transactions involving market and credit risk. With respect to market risk activities involving commodity price risk, our comprehensive risk management policy provides a set of limits that considers our commodity and owned and leased asset positions. Our comprehensive risk management policy also specifies the types of transactions that may be executed by incumbents of named positions without specific approval of the board of directors of our general partner or the risk management committee. It also restricts proprietary trading activities within limits significantly more restrictive than the corporate market risk management limits.

MANAGEMENT

Management of Rose Rock Midstream, L.P.

Our general partner will manage our operations and activities on our behalf through its directors and officers. All of our executive officers will be employed and compensated by our general partner, and references to “our officers” and “our directors” refer to the officers and directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. The directors of our general partner oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, which will all be appointed by SemGroup, or directly or indirectly participate in our management or operations. Our general partner will, however, be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement, which contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner.

Upon the closing of this offering, we expect that our general partner will have at least five directors, at least one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. Mr. Mark Monroe is expected to join our board of directors prior to the date on which our common units begin trading on the NYSE. Our general partner has determined that Mr. Monroe satisfies the NYSE and SEC requirements for independence. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. We are, however, required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering.

Following the consummation of this offering, our general partner will not receive any management fee or other compensation in connection with its management of our business, but we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not limit the amount of expenses for which it and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Directors and Executive Officers

Directors are appointed for a term of one year and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Officers serve at the discretion of the board. The following table shows information for the directors, director nominee and executive officers of our general partner.

Name	Age	Position with Rose Rock Midstream GP, LLC
Norman J. Szydlowski	60	President, Chief Executive Officer and Director
Peter L. Schwiering	67	Chief Operating Officer and Director
Robert N. Fitzgerald	52	Senior Vice President, Chief Financial Officer and Director
Timothy O’Sullivan	55	Vice President and Director
Mark Monroe	57	Director Nominee
Candice L. Cheeseman	55	General Counsel and Secretary
Paul Largess	60	Vice President, Controller and Chief Accounting Officer
Deborah S. Fleming	56	Vice President and Treasurer

Norman J. Szydlowski. Mr. Szydlowski is the President and Chief Executive Officer and a director of Rose Rock Midstream GP, LLC. Mr. Szydlowski has also served as a director and as President and Chief Executive Officer of SemGroup Corporation since November 2009. From January 2006 until January 2009, Mr. Szydlowski served as president and chief executive officer of Colonial Pipeline Company, an interstate common carrier of petroleum products. From 2004 to 2005, he served as a senior consultant to the Iraqi Ministry of Oil in Baghdad on behalf of the U.S. Department of Defense, where he led an advisory team in the rehabilitation, infrastructure security and development of future strategy of the Iraqi oil sector. From 2002 until 2004, he served as vice president of refining for Chevron Corporation (formerly ChevronTexaco), one of the world’s largest integrated energy companies. Mr. Szydlowski joined Chevron in 1981 and served in various capacities of increasing responsibility in sales, planning, supply chain management, refining and plant operations, transportation and construction engineering.

As the current President and Chief Executive Officer of SemGroup Corporation, Mr. Szydlowski provides a management representative on the board of directors of our general partner with knowledge of the day-to-day operations of SemGroup obtained as a result of his role. Thus, he can facilitate the board’s access to timely and relevant information and its oversight of management’s strategy, planning and performance. In addition, Mr. Szydlowski brings to the board considerable management and leadership experience, most recently as president and chief executive officer of Colonial Pipeline Company, and extensive knowledge of the energy industry and of our business gained during his 29-year career in the energy business.

Peter L. Schwiering. Mr. Schwiering is the Chief Operating Officer and a director of Rose Rock Midstream GP, LLC. He also serves as President of SemCrude, L.P., a position he has held since August 2009. Mr. Schwiering joined SemCrude, L.P. in 2000 as Vice President of Operations. Prior to joining SemCrude, L.P., Mr. Schwiering worked for Dynegy Pipeline as manager of pipeline and commercial business. He also served with Sun Company for 15 years in various positions, last serving as the company’s manager of business development – Western Region, based in Oklahoma. Mr. Schwiering’s over 25 years of experience in the midstream energy industry along with his knowledge of our assets from his experience as president of SemCrude, L.P. provide him with the necessary skills to serve as a member of the board of directors of our general partner.

Robert N. Fitzgerald. Mr. Fitzgerald is the Senior Vice President and Chief Financial Officer and a director of Rose Rock Midstream GP, LLC. Mr. Fitzgerald joined SemGroup Corporation in November 2009 and serves as SemGroup Corporation’s Senior Vice President and Chief Financial Officer. Prior to joining SemGroup, Mr. Fitzgerald served as chief financial officer from February 2008 to November 2009 of Windsor Energy Group, a private independent oil and gas exploration and development company. He has also served from December 2006 until February 2008 as executive vice president of LinkAmerica Corp. and from January 2003 until December 2006 as chief operating officer and chief financial officer of Arrow Trucking Company, both commodity transportation companies. From January 2000 until January 2003, he served as vice president, finance of Williams Communications Group, a global communication company. Prior to that, Mr. Fitzgerald was with BP Amoco and Amoco Corporation for 20 years, working in various financial and operations positions in Tulsa, Oklahoma; Houston, Texas; Denver, Colorado; and Chicago, Illinois. Mr. Fitzgerald is currently a member of the American Institute of Certified Public Accountants, the Institute of Management Accountants and the Institute of Internal Auditors. He is a certified public accountant. Mr. Fitzgerald’s over 20 years of financial and operational experience, in general, and experience in the energy industry, in particular, including his experience with SemGroup Corporation, provide him with the necessary skills to serve as a member of the board of directors of our general partner.

Timothy O’Sullivan. Mr. O’Sullivan is the Vice President and a director of Rose Rock Midstream GP, LLC. Mr. O’Sullivan also serves as Vice President, Corporate Planning and Strategic Initiatives of SemGroup Corporation, a position he has held since April 2010. From February 2005 until April 2010, he served as President and Chief Operating Officer of SemGas. From 2001 until joining SemGroup Corporation, Mr. O’Sullivan worked for Williams Power Company where he was director of global gas and power origination. He was previously employed with Koch Industries, Inc. for 19 years where he served in various capacities in its natural gas division, including business development, marketing and trading, and executive management. Mr. O’Sullivan began his career as a staff accountant for Main Hurdman. Mr. O’Sullivan is a member of the board of directors of the Gas Processors Association and serves on its Executive and Finance Committee. Mr. O’Sullivan’s experience with

SemGroup Corporation and its affiliates along with his over 20 years of experience in the energy industry provide him with the necessary skills to serve as a member of the board of director of our general partner.

Mark Monroe. Mr. Monroe has agreed to join the board of directors of our general partner prior to the date on which our common units begin trading on the NYSE. Mr. Monroe served as President and Chief Operating Officer of Continental Resources, Inc., an NYSE-listed oil and gas exploration and production company, from October 2005 until his retirement in October 2008. Prior to joining Continental Resources, Mr. Monroe was a consultant and served as a member of the board of directors of Unit Corporation, an NYSE-listed onshore drilling and oil and gas exploration and production company, from October 2003 through October 2005. Mr. Monroe served in various positions with Louis Dreyfus Natural Gas Corp beginning in 1980, including serving as its Chief Executive Officer and President from August 1996 until its merger with Dominion Resources, Inc. in October 2001. He currently serves on the board of directors of each of Continental Resources, Inc. and the Oklahoma Independent Petroleum Association, and on the advisory board of the Yale Oil Association, a privately held oil and gas exploration and production company. He has served as Chairman of the Oklahoma Independent Petroleum Association, and has served on the Domestic Petroleum Council and the National Petroleum Council, as well as on the boards of directors of the Independent Petroleum Association of America, the Oklahoma Energy Explorers, and the Petroleum Club of Oklahoma City. Mr. Monroe is a Certified Public Accountant and received his B.A. in business administration from the University of Texas at Austin. Mr. Monroe brings extensive executive and financial experience to the board from his positions as Chief Executive Officer, President and Chief Financial Officer at various publicly-traded oil and gas companies and his background as a Certified Public Accountant. We believe these experiences and skills qualify him to serve on the board of directors of our general partner and its audit committee.

Candice L. Cheeseman. Ms. Cheeseman is the General Counsel and Secretary of Rose Rock Midstream GP, LLC. Ms. Cheeseman joined SemGroup Corporation in February 2010 and serves as SemGroup Corporation’s General Counsel and Secretary. Prior to joining SemGroup Corporation, Ms. Cheeseman served as general counsel of Global Power Equipment Group Inc., a comprehensive provider of power generation equipment and maintenance services for energy customers, since May 2004. In September 2006, Global Power Equipment Group Inc. and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Global Power Equipment Group and its subsidiaries emerged from bankruptcy protection in January 2008. Prior to Global Power, she was employed by WilTel Communications Group, an internet, data, voice and video service provider, where she served in a variety of capacities, including general counsel and secretary, commencing in November 2002. Ms. Cheeseman has been a practicing attorney for two decades serving in various capacities for Williams Communications, Marriott International and law firms in the Washington D.C. area.

Paul Largess. Mr. Largess is the Vice President, Chief Accounting Officer and Controller of Rose Rock Midstream GP, LLC. He has also serves as Vice President, Chief Accounting Officer and Controller of SemGroup Corporation, a position held since November 2009. From 2007 to 2009, he worked as a consultant and at the University of Tulsa as an adjunct professor of accounting. Mr. Largess retired as controller of CITGO Petroleum Corporation in 2006, after 21 years of service in a number of positions in accounting, finance and audit. Prior to joining CITGO, Mr. Largess worked as an auditor with Texaco and in public accounting. He serves on the board of directors of ADDvantage Technologies Group, Inc., as chairman of its audit committee and as a member of its corporate governance committee and nominating committee. Mr. Largess is a certified public accountant.

Deborah S. Fleming. Ms. Fleming is Vice President and Treasurer of Rose Rock Midstream GP, LLC. Ms. Fleming joined SemGroup Corporation in August 2010 and serves as SemGroup Corporation’s Vice President and Treasurer. During 2009 and early 2010, she served as an adjunct professor of graduate finance in the Meinders School of Business at Oklahoma City University. Ms. Fleming served as treasurer of OGE Energy Corporation from 2004 to 2009, also serving as vice president from 2006 to 2009. She also formerly served as assistant treasurer for The Williams Companies, Inc. Ms. Fleming is a Chartered Financial Analyst (CFA) and a Certified Treasury Professional (CTP).

Director Independence

In accordance with the rules of the NYSE, SemGroup must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within 90 days of that listing, and one additional independent member within 12 months of that listing. Mr. Monroe will serve as the initial independent director on our general partner’s board of directors.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and employees.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. Mr. Monroe will serve as the initial independent member of the audit committee. The audit committee of the board of directors of our general partner will serve as our audit committee and will assist the board in its oversight of the integrity of our combined financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

We expect that at least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest (including certain transactions with SemGroup). The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Compensation of Directors

The officers or employees of our general partner or of SemGroup who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Following the closing of this offering, we anticipate that directors of our general partner who are not officers or employees of our general partner or of SemGroup will receive compensation for their service as directors, including a $70,300 annual retainer and restricted units worth $39,300, which will vest on the first anniversary of the date of grant. The chairmen of the conflicts committee and audit committee will receive additional annual retainers in the amount of $7,500 and $15,000, respectively. In addition, non-employee directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Discussion and Analysis

All of our executive officers and other employees necessary for our business to function will be employed and compensated by our general partner, subject to reimbursement by us. We and our general partner were formed in 2011; therefore, we incurred no cost or liability with respect to compensation of our executive officers, nor has our general partner accrued any liabilities for incentive compensation for our executive officers for the fiscal year ended December 31, 2010 or for any prior periods. Accordingly, we are not presenting any compensation information for historical periods. Following the closing of this offering, we expect that the most highly compensated officers of our general partner, including our general partner’s principal executive and financial officers, will be Norman J. Szydlowski, President and Chief Executive Officer (“CEO”), Robert N. Fitzgerald, Senior Vice President and Chief Financial Officer, Candice L. Cheeseman, General Counsel and Secretary, Timothy R. O’Sullivan, Vice President, and Peter L. Schwiering, Chief Operating Officer (collectively, our “named executive officers”). Employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by our general partner or its affiliates, including plans that may be established by our general partner or its affiliates in the future.

Each of our named executive officers, other than Mr. Schwiering, is also a named executive officer of SemGroup and we expect that, with the exception of Mr. Schwiering, our named executive officers will devote less than a majority of their total business time to our general partner. Mr. Schwiering is also an employee of SemGroup, and we expect that he will devote approximately two-thirds of his total business time to us. Compensation paid or awarded by us in 2011 with respect to the named executive officers will reflect only the portion of compensation expense that is payable by us, which will be determined based on the amount of time each named executive officer will actually spend working for us relative to the amount of time each will spend working for SemGroup.

Future compensation of our named executive officers who are employed by SemGroup will be structured in a manner similar to how SemGroup currently compensates its executive officers. The following discussion relating to compensation paid by SemGroup is based on information provided to us by SemGroup and does not purport to be a complete discussion and analysis of SemGroup’s executive compensation philosophy and practices. The elements of compensation discussed below, and SemGroup’s decisions with respect to future changes to the levels of such compensation related to our named executive officers, are subject to the discretion of the Compensation Committee of SemGroup’s Board of Directors (the “Compensation Committee”) and approval of our general partner.

SemGroup’s Compensation Philosophy

SemGroup’s compensation philosophy is to offer an executive compensation program designed to motivate high performance, ethics and alignment with the interests of its stockholders. SemGroup’s compensation program rewards executive officers for achieving performance objectives and fostering as well as demonstrating SemGroup company values through defined employee and leadership competencies. This forms the basis of SemGroup’s pay-for-performance philosophy.

To support SemGroup’s compensation philosophy, the following objectives were established:

•	Attract, motivate and retain exceptional talent with market competitive compensation;

•	Link pay to performance;

•	Drive achievement of both long-term and annual business objectives;

•	Reinforce corporate values; and

•	Align executive compensation with stockholder interests.

SemGroup designs, implements and administers its compensation program to support its philosophy and collectively achieve these objectives.

Compensation Overview

Consistent with SemGroup’s philosophy, its compensation program consists of a market-competitive pay mix designed to motivate performance that achieves SemGroup’s business objectives, is aligned with the interests of its stockholders, and is measured by obtaining the Right Results the Right Way. Right Results is an assessment of each executive’s success relative to his or her objectives as well as SemGroup’s four key foundational tenets which include his or her efforts to keep employees safe, do the right thing by the customer, follow all the rules, and be profitable and enhance stockholder value. Right Way reflects executive officer’s behavior as exhibited through SemGroup’s company values and defined leadership competencies.

SemGroup’s compensation program for its executive officers consists of the following four direct components:

•	base salary;

•	short-term incentive program;

•	long-term incentive program; and

•	benefits.

Each form of compensation accomplishes different objectives. Dividing the total compensation awarded to executive officers among these components helps SemGroup achieve a balanced set of incentives to accomplish its goals.

Elements of Compensation

SemGroup’s mix of compensation includes: base pay, short-term cash incentives, long-term equity incentives and benefits. The chart below illustrates how SemGroup’s compensation design supports its compensation objectives:

Compensation Element	Compensation Objective	Key Features
Base Salary

•    Attract and retain executives by providing a stable income at a level that appropriately compensates executive officers for their day to day execution of their primary duties and is consistent with the market.

•    Link pay to performance and reinforce corporate values by basing annual merit increases on an executive’s direct contributions.

•    Annual review to ensure SemGroup’s compensation is in line with the market.

•    Annual adjustments based on performance rating and the market.

•    Compensation Committee approves base pay of CEO and other executive officers during first quarter of each year.

Short-term incentives

•    Drive achievement of annual business objectives by providing short-term incentives tied to achievement of company and individual goals.

•    Link pay to performance by directly tying goals to SemGroup’s business objectives.

•    Attract talent and motivate high-performance individuals by rewarding achievement of annual performance metrics.

•    Reinforce corporate values through shared performance objectives with an emphasis on SemGroup’s defined employee and leadership competencies.

•    Align executives with stockholders by setting performance metrics that will yield strong financial results.

•    Discretionary program.

•    Target performance measure levels set to achieve annual objectives.

•    Reviewed annually in relation to current market data and approved by the Compensation Committee.

•    Funded through the achievement of annual performance measures.

Compensation Element	Compensation Objective	Key Features

Long-term incentives

•    Attract, retain and motivate high-performance individuals by providing equity awards that provide opportunity to share in long-term wealth creation.

•    Link pay to performance by directly linking payouts to achievement of long-term performance measures.

•    Drive achievement of long-term business objectives by rewarding the achievement of long-term performance measures and sustained performance by SemGroup.

•    Align with best interests of stockholders by reinforcing the critical objective of building stockholder value over the long-term.

•    In the form of equity awards under SemGroup’s Equity Incentive Plan.

•    Vest in increments over a three year period.

•    Individual targets set in relation to current market data and executive’s role at SemGroup and approved by the Compensation Committee.

Benefits	• Attract and retain individuals by offering market competitive benefits.	• Reviewed annually to ensure they are competitive with the market.

SemGroup believes that the majority of an executive’s compensation should be based on his or her contribution to the success of the company and the creation of value for its stockholders. SemGroup’s executive compensation is heavily weighted toward variable, “at risk”, pay elements based on performance. To further strengthen its alignment with stockholders, the majority of its executives’ “at risk” compensation is based on SemGroup’s long-term success.

Compensation Methodology

Setting executive pay is an annual process that involves SemGroup’s management, its Compensation Committee, its Audit Committee and compensation consultants. Pay programs are reviewed to ensure consistency with SemGroup’s compensation philosophy and business objectives. SemGroup’s Compensation Committee strives to target total direct compensation levels to be competitive with the market in which it competes for executive talent.

Each executive officer’s total compensation is reviewed in light of market conditions and individual responsibilities and accomplishments. Part of this review includes considering the appropriate compensation level and mix. Each individual element of compensation is reviewed against the market median which represents the 50th percentile of compensation paid to similarly situated executives represented in the survey market data to ensure SemGroup’s compensation is in line with the market as compared to a peer group established by SemGroup’s Compensation Committee from time to time. Variations from the median may occur due to experience, skills, criticality of function to the company and the sustained performance of the executive.

Base Salary

During the first quarter, recommendations are made by SemGroup’s CEO to the Compensation Committee on base pay for the year. The Compensation Committee considers the recommendations and approves the base pay of SemGroup’s CEO and other executive officers. Base pay affects other elements of SemGroup’s total compensation including its short-term and long-term incentives. In approving base salaries for the executive officers, the Compensation Committee considers the impact on the executive officers’ total compensation.

Short-Term Incentives

SemGroup’s executive officers participate in a short-term incentive program which rewards employees for making decisions that improve SemGroup’s performance in line with its annual objectives. Similar to base pay, competitive market information is used to determine short-term incentive targets (as expressed as a percent of base pay) for each executive officer. SemGroup’s short-term incentives are based on achievement of certain performance measures (which for 2010 were consolidated net income and consolidated EBITDA) as established by SemGroup’s Compensation Committee and attainment of these performance measures can result in payments of short-term incentives along a continuum between threshold and maximum levels, which correspond to 0% through 200% of the executive officer’s short-term incentive target.

SemGroup Long-Term Incentive Awards

SemGroup provides long-term incentives in the form of equity awards under its equity incentive plan. The Compensation Committee oversees the administration of the equity incentive plan with full power and authority to determine when and to whom awards will be granted, along with the type, amount and other terms and conditions of each award.

To determine the value of equity awards to be granted to executive officers, we consider the following factors:

•	the proportion of long-term incentives relative to base pay;

•	the executive’s impact on SemGroup’s performance and ability to create value;

•	SemGroup’s long-term business objectives;

•	awards made to executives in similar positions with other comparably sized energy companies; and

•	the executive’s performance.

Rose Rock Midstream Equity Incentive Plan

Our general partner intends to adopt the Rose Rock Midstream Equity Incentive Plan (the “EIP”) for the employees and directors of our general partner and its affiliates, including SemGroup, and any consultants who perform services for us, our general partner and any of our and our general partner’s affiliates, including SemGroup. To date, no awards have been made under the EIP, and there is no current intention to make any awards under the EIP. The description of the EIP set forth below is a summary of the material features of the EIP. This summary, however, does not purport to be a complete description of all the provisions of the EIP. This summary is qualified in its entirety by reference to the EIP, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The EIP consists of options, unit appreciation rights, restricted units, phantom units and other unit-based awards, including any tandem distribution equivalent rights that may be granted with respect to an award, other than an award of restricted units. The EIP limits the number of common units that may be delivered pursuant to awards under the plan to [•] common units. If an award expires, is forfeited, canceled or otherwise terminates without the issuance of common units or if such award is otherwise settled for cash, the common units subject to such award, to the extents of such expiration, forfeiture, cancellation, termination or settlement for cash, will again be available for new awards under the EIP. Common units to be delivered pursuant to awards under the EIP may be common units acquired in the open market, from us, from any of our affiliates or from any other person, or any combination of the foregoing.

Administration. The EIP will be administered by the board of directors of our general partner or such committee as the board of directors may appoint to administer the EIP. The board of directors of our general partner may terminate or amend the EIP at any time with respect to any common units for which a grant has not yet been made. Our board of directors also has the right to amend, alter, suspend, discontinue or terminate the EIP or any portion thereof at any time, including increasing the number of common units available under the EIP, subject in each case to unitholder approval as may be required under the EIP or by the exchange upon which the common units are listed at that time, if any. No change may be made in any outstanding grant that would materially reduce the benefits of the participant without the consent of the participant. Unless earlier terminated by the board of directors of our general partner, the EIP will terminate on the tenth anniversary of its effective date. Upon termination of the EIP, awards then outstanding will continue pursuant to the terms of their grants.

Options. An option represents the right to purchase a stated number of common units at a specified exercise price, subject to such terms and conditions as may be established by the board of directors of our general partner in its sole discretion. Options may be granted to such eligible individuals and with such terms as the board of directors of our general partner may determine that are consistent with the EIP. However, an option must have an exercise price greater than or equal to the fair market value of a common unit on the date of grant. The term of each option will be determined by the board of directors of our general partner at the time of grant, but in no event shall such term be grater than ten years from the date of grant.

In general, an option will become exercisable over a period determined by the board of directors of our general partner. An option may be exercised for all, or from time to time any part, of the common units for which it is then exercisable. The aggregate exercise price for the common units as to which an option is exercised must be paid in full at the time of exercise. At the participant’s election, the exercise price may be paid (i) in cash, (ii) in common units with a fair market value equal to the aggregate exercise price for the common units being purchased (to the extent permitted, and subject to conditions imposed, by the board of directors of our general partner), (iii) partly in cash and partly in common units (to the extent permitted, and subject to conditions imposed, by the board of directors of our general partner), or (iv) if there is a public market for the common units at the time of exercise, through the delivery of irrevocable instructions to a broker to sell common units obtained upon the exercise of the option and to deliver promptly an amount out of the proceeds of such sale equal to the aggregate exercise price for the common units being purchased.

Unit Appreciation Rights. A unit appreciation right represents the right to receive the appreciation in the value of a specified number of common units on the date of exercise over the grant price of such unit appreciation right, as determined by the board of directors of our general partner on the date of grant. Payment on a unit appreciation right will be made either in cash, common units, other property or any combination thereof, as determined by the board of directors of our general partner in its sole discretion. Unit appreciation rights may be granted to such eligible individuals and with such terms as the board of directors of our general partner may determine that are consistent with the EIP. However, a unit appreciation right must have an exercise price greater than or equal to the fair market value of a common unit on the date of grant. The term of each unit appreciation right will be determined by the board of directors of our general partner at the time of grant, but in no event shall such term be grater than ten years from the date of grant.

The board of directors of our general partner may also grant tandem unit appreciation rights, which are a unit appreciation rights that are granted in tandem with an option at the same time such option is granted. A tandem unit appreciation right may be exercisable only to the extent that the related option is exercisable and will expire no later than the expiration of the related option. Upon the exercise of all or a portion of a tandem unit appreciation right, a participant will be required to forfeit the right to exercise an equivalent portion of the related option (and, when a common unit is purchased under the related option, the participant shall be required to forfeit an equivalent portion of the tandem unit appreciation right).

Restricted Units. A restricted unit is a common unit that is subject to forfeiture upon the occurrence of certain specified events. Restricted units may be granted to such eligible individuals and with such terms as the board of directors of our general partner may determine that are consistent with the EIP. Each award agreements evidencing a restricted unit will specify the restriction period(s), the number of restricted units subject to the award, and the performance, employment or other conditions (including termination as the result of death, disability or other reason) under which the restricted units will vest or be forfeited. The board of directors of our general partner may condition the grant of restricted units or the expiration of the restriction period(s) upon the participant’s achievement of one or more performance goal(s) specified in the award agreement. If the participant fails to achieve the specified performance goal(s), the board of directors of our general partner will not grant the restricted units to the participant or the participant will forfeit such restricted units, as applicable. At the end of the restriction period(s), the restrictions imposed under the EIP and the applicable award agreement will lapse and the vested common units will be delivered to the participant. The board of directors of our general partner will determine and set forth in the participant’s award agreement whether or not the participant shall have the right to exercise voting rights with respect to the restricted units during the restriction period(s).

Each restricted unit will include one unit distribution right, which is a contingent right to receive a cash payment equal to the cash distributions made on each common unit subject to the award. Unless provided otherwise in the applicable award agreement, distributions made pursuant to the unit distribution rights will be paid to the holder of the restricted unit without restriction at the same time distributions are paid to our other unitholders. The applicable award agreement may provide that distributions made pursuant to the unit distribution rights with respect to the restricted units will be subject to the same forfeiture and other restrictions as the restricted units and, if so restricted, such distributions shall be held, without interest, until the restricted units vest or are forfeited, as the case may be, in which case such distributions shall similarly be paid or forfeited, as the case may be.

Phantom Units. A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the board of directors of our general partner, cash equivalent to the value of a common unit. The board of directors of our general partner will determine the number of phantom units to be granted to a participant, the restriction period, the conditions under which the phantom units may vest or be forfeited, which conditions may include, without limitation, accelerated vesting upon the achievement of specified performance goals, and such other terms and conditions as the board of directors of our general partner may establish, including whether distribution equivalent rights will be granted with respect to such phantom units. If the participant fails to achieve the specified performance goal(s) set forth in applicable award agreement, the board of directors of our general partner will not grant the phantom units to the participant or the participant will forfeit such phantom units, as applicable. Upon vesting of each phantom unit, the participant shall receive one common unit or cash equal to the fair market value of a common unit on the date of vesting, as determined by the board of directors of our general partner in its discretion. Except as otherwise provided by the applicable award agreement, upon termination of a participant’s service for any reason during the applicable restriction period, all unvested phantom units shall be forfeited by the participant.

Other Unit-Based Awards. The board of directors of our general partner, in its sole discretion, may grant other unit-based awards, including awards of common units and awards that are valued, in whole or in part, by reference to, or are otherwise based on, the fair market value of common units. Such other unit-based awards will be in dependent on such conditions as the board of directors of our general partner may determine, including the right to receive one or more common units (or the equivalent cash value of such common units) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of certain performance goals. Other unit-based awards may be granted alone or in addition to any other awards granted under the EIP. The board of directors of our general partner will determine to whom and when other unit-based awards will be made, the number of common units to be awarded under (or otherwise related to) such other unit-based awards, whether such other unit-based awards will be settled in cash, common units or a combination of cash and common units, and all other terms and conditions of such awards.

Distribution Equivalent Rights. To the extent provided by the board of directors of our general partner, an award, other than an award of restricted units, may include a tandem distribution equivalent right grant. A tandem distribution equivalent right entitles the participant to receive a cash payment equal to the cash distributions made on a common unit during the period in which the underlying award is outstanding. Distribution equivalent rights will be subject to the same vesting restrictions as the underlying award, or be subject to such other provisions or restrictions as may be determined by the board of directors of our general partner in its discretion. Any grant of distribution equivalent rights will be evidenced in the award agreement for the underlying award. Unless provided otherwise in the applicable award agreement, distributions made pursuant to the tandem distribution equivalent right will be paid to the participant without restriction at the same time distributions are paid to our other unitholders. A tandem distribution equivalent right will expire upon the forfeiture, vesting or exercise (as applicable), expiration or settlement of the underlying award.

Benefits

SemGroup’s executive officers currently receive the same level of health and welfare benefits provided to all employees. In addition, SemGroup’s executive officers participate in the 401(k) Plan which provides for a matching contribution of a portion of an employee’s annual tax-deferred contribution. SemGroup’s executive officers currently receive no perquisites (perks) or supplemental benefits, except for the following:

•

Tax and Financial Planning Allowance: SemGroup provides up to $15,000 annually to SemGroup’s CEO for annual income tax return preparation and financial planning to provide expertise on current tax laws, to assist with personal financial planning and to prepare for contingencies such as death and disability. SemGroup provides this benefit in order to help its CEO keep his focus on his responsibilities at SemGroup.

Executive Severance Agreements

In June 2010, SemGroup entered into severance agreements with each of our named executive officers, other than Norman J. Szydlowski, to encourage and motivate such executive officers to devote their full attention to their duties without the distraction of concerns regarding their involuntary or constructive termination of employment. Each named executive officer is employed by SemGroup, and their services are shared with us, and we share in the expenses of their compensation. Each severance agreement is for a term ending on the second anniversary of the date of such agreement. Additionally, each severance agreement provides for a twelve month non-compete period following the termination of employment, regardless of the reason for the termination. The definitions of certain words in quotations are provided below.

Each severance agreement generally provides that if within two years after a “change in control” of the SemGroup (i) an executive officer resigns for “good reason” or (ii) the employment of an executive officer is terminated other than for “cause,” “disability,” death or a “disqualification disaggregation,” such executive officer is entitled to the following:

•

within 10 business days after the termination data, a lump sum payment of all accrued but unpaid base salary, any accrued earned but unpaid annual bonus, accrued but unpaid vacation and any other amounts or benefits due but not paid;

•

on the first business day following six months after the termination date, a lump sum payment equal to (i) any unpaid earned annual bonus for the fiscal year prior to the fiscal year of termination; and (ii) a severance amount equal to two times his base salary as of the termination date plus an annual bonus amount equal to his target percentage multiplied by his base salary in effect at the termination date as if performance goals were achieved at 100%;

•

continued participation in SemGroup’s medical benefit plans for so long as the executive officer elects coverage or 18 months from the termination whichever is less, in the same manner and at the same cost as similarly situated active employees;

•

all unvested stock options, shares of restricted stock and restricted stock units held by the executive officer will vest and will be paid out in accordance with the terms of the respective award agreements;

•	continued participation in SemGroup’s directors’ and officers’ liability insurance for six years or any longer known applicable statute of limitations period; and

•	outplacement benefits for six months at a cost not exceeding $10,000.

Notwithstanding the foregoing, if any amount or benefit to be paid above would be an excess parachute payment (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended), then the payment to be paid or provided under a severance agreement will be reduced to the minimum extent necessary so that no portion of any such payment, as so reduced, constitutes an excess parachute payment.

If an executive officer’s employment is terminated for “cause,” the executive officer is entitled to a lump sum payment of all accrued but unpaid base salary, any accrued earned but unpaid annual bonus, accrued but unpaid vacation and any other amounts or benefits due but not paid.

If an executive officer’s employment is terminated by us without cause prior to a change in control, such executive officer is entitled to the following:

•

within 30- business days after the termination date, a lump sum payment of all accrued but unpaid base salary, any accrued earned but unpaid annual bonus, accrued but unpaid vacation and any other amounts or benefits due but not paid;

•

on the first business day following six months after the termination date, a lump sum payment equal to (i) any unpaid earned annual bonus for the fiscal year prior to the fiscal year of termination; and (ii) a severance amount equal to his base salary as of the termination date plus an annual bonus amount equal to his target percentage multiplied by his base salary in effect at the termination date as if performance goals were achieved at 100%;

•

all unvested stock options, shares of restricted stock and restricted stock units held by the executive officer will only vest and will be paid out in accordance with the terms of the respective award agreements;

•	continued participation in SemGroup’s directors’ and officers’ liability insurance for six years or any known longer applicable statute of limitations period; and

•	outplacement benefits for six months at a cost not exceeding $10,000.

Pursuant to the severance agreements, during the term of the severance agreement and for a period of twelve months following the date of termination of employment, an executive officer may not, directly or indirectly, compete with us or encourage any of SemGroup’s employees to quit or leave SemGroup’s employ or solicit any third party who is an established customer of SemGroup to cease being SemGroup’s customer or take away from us the business of such customer. The severance agreements also require an executive officer to keep all SemGroup’s trade secrets and proprietary information confidential, restrict an executive officer from disparaging or criticizing us and restrict us from disparaging or criticizing the executive officer.

The severance agreements with SemGroup’s executive officers use the following definitions:

“Cause” means an executive officer’s

•	conviction of or a plea of nolo contendere to a felony or a crime involving fraud, dishonesty or moral turpitude;

•	willful or reckless material misconduct in the performance of his duties that has an adverse effect on the SemGroup or any of its subsidiaries or affiliates;

•

willful or reckless violation or disregard of SemGroup’s code of business conduct and ethics, any applicable code of ethics for SemGroup’s CEO and senior financial officers or any policy of the SemGroup or its subsidiaries; or

•	habitual or gross neglect of his or her duties.

Cause generally does not include bad judgment or negligence (other than habitual neglect or gross negligence); acts or omissions made in good faith after reasonable investigation by the executive officer or acts or omissions with respect to which SemGroup’s board of directors could determine that the executive officer had satisfied the standards of conduct for indemnification or reimbursement under SemGroup’s Certificate of Incorporation, bylaws, any applicable indemnification agreement, or applicable law; or failure (despite good faith efforts) to meet performance goals, objectives, or measures for a period beginning upon a change of control and continuing for two years or until the termination of the agreement, whichever happens first. An executive officer’s act or failure to act (except as related to a conviction or plea or nolo contendere described above), when done in good faith and with a reasonable belief after reasonable investigation that such action or non-action was in the best interest of the SemGroup or its subsidiaries or affiliates or required by law shall not be cause if the executive officer cures the action or non-action within 10 days of notice. Furthermore, no act or failure to act will be cause if the executive officer acted under the advice of counsel representing SemGroup or required by the legal process.

“Change in control” means:

•

any person or group (other than an affiliate of SemGroup or an employee benefit plan sponsored by us or its affiliates) becomes a beneficial owner, as such term is defined under the Securities Exchange Act of 1934, of 30% or more of SemGroup’s common stock or 30% or more of the combined voting power of all securities entitled to one vote generally in the election of directors (“Voting Securities”), unless such person owned both more than 70% of common stock and Voting Securities, directly or indirectly, in substantially the same proportion immediately before such acquisition;

•

SemGroup’s directors as of the date of the agreement (“Existing Directors”) and directors whose election, or nomination for election by stockholders, are approved after that date by at least two-thirds of the Existing Directors cease to constitute a majority of SemGroup’s directors;

•

consummation of any merger, reorganization, recapitalization, consolidation or similar transaction (“Reorganization Transaction”), other than a Reorganization Transaction that results in the persons who were the direct or indirect owners of outstanding common stock and Voting Securities of SemGroup prior to the transaction becoming, immediately after the transaction, the owners of at least 60% of the then outstanding common stock and Voting Securities representing at least 60% of the combined voting power of the then outstanding Voting Securities of the surviving corporation in substantially the same respective proportions as such persons’ ownership immediately before such Reorganization Transaction; or

•

approval by SemGroup’s stockholders of the sale or other disposition of all, or substantially all, of SemGroup’s consolidated assets or SemGroup’s complete liquidation other than a transaction that would result in (i) a related party owning more than 50% of the assets that were owned by SemGroup immediately prior to the transaction or (ii) the persons who were the direct or indirect owners of SemGroup’s outstanding common stock and Voting Securities prior to the transaction continuing to own directly or indirectly, 50% or more of the assets owned by SemGroup immediately prior to the transaction.

A change in control will not occur with respect to an executive officer if (i) the executive officer agrees in writing prior to an event that such an event will not be a change in control; or (ii) the Board determines that a liquidation, sale or other disposition approved by the stockholders, as described in the fourth bullet above, will not occur, except to the extent termination occurred prior to such determination.

“Disability” means a physical or mental infirmity that impairs the executive officer’s ability to substantially perform his duties for twelve months or more and for which he is receiving income replacement benefits from a SemGroup plan for not less than three months.

“Disqualification disaggregation” means the cessation of an executive officer’s employment by us or affiliates (during the period beginning upon a change in control and continuing for two years or until the termination of the agreement, whichever happens first), if the executive officer is employed by the successor in substantially the same position and the successor has assumed SemGroup’s obligations under the severance agreement.

“Good reason” means, generally, a material adverse reduction in the nature and scope of the executive officer’s office, position, duties, functions, responsibilities or authority, a reduction in the executive officer’s base salary, a reduction in the executive officer’s annual bonus, required relocation, a material reduction in the level of aggregate compensation or benefits not applicable to peer executives, a relocation of generally more than 50 miles, a successor company’s failure to honor the agreement or the failure of the board to provide written notice of the act or omission constituting “cause.”

Employment Agreements

Mr. Szydlowski entered into an employment agreement with SemGroup on November 30, 2009 which governs the terms and conditions of his employment, including his duties and responsibilities, compensation and benefits and applicable severance terms. Mr. Szydlowski is employed by SemGroup Corporation and his services are shared with us, and we share in the expenses of his compensation. The ultimate reimbursement obligation is determined based on the amount of time Mr. Szydlowski actually spends working for us.

The employment agreement may be terminated at any time, with or without good cause or for any or no cause, by Mr. Szydlowski or by SemGroup. Mr. Szydlowski’s base salary under the agreement is $790,000 per year. In addition, Mr. Szydlowski may receive annual cash incentives payable for the achievement of certain performance goals established by SemGroup’s board of directors or the Compensation Committee. Under the agreement, he was awarded 94,800 shares of restricted stock, with vesting to occur in three equal annual installments on December 31 of 2010, 2011 and 2012. Mr. Szydlowski is entitled to reimbursement for his annual income tax preparation and financial planning up to $15,000 per year.

In the event Mr. Szydlowski’s employment is terminated by SemGroup without cause, or should Mr. Szydlowski resign for good reason, in each case not in connection with or following a change in control, Mr. Szydlowski is entitled to (i) a severance payment equal to two times his base salary in effect at the time of termination and (ii) immediate vesting of 50 percent of those shares of restricted stock awarded under the employment agreement that are unvested as of the date of termination.

Upon a change in control, all of Mr. Szydlowski’s unvested shares of restricted stock awarded under the employment agreement shall immediately vest. In the event Mr. Szydlowski’s employment is terminated by SemGroup without cause, or should Mr. Szydlowski resign for good reason, in each case in connection with or following a change in control, Mr. Szydlowski is entitled to (i) a severance payment equal to two times his base salary in effect at the time of termination and (ii) immediate vesting of any unvested shares of such restricted stock.

The receipt by Mr. Szydlowski of any payments or benefits pursuant to his employment agreement is subject to his compliance with the following restrictions set forth in the employment agreement:

•	for a period of two years following the date of termination, Mr. Szydlowski is restricted from disparaging or criticizing SemGroup and SemGroup is restricted from disparaging or criticizing him;

•	for a period of five years following the date of termination, Mr. Szydlowski must keep all of SemGroup’s trade secrets and proprietary information confidential;

•	for a period of eighteen months following the date of termination, Mr. Szydlowski may not, directly or indirectly, compete with SemGroup; and

•

for a period of two years following the date of termination, Mr. Szydlowski may not, directly or indirectly, encourage any of SemGroup employees to quit or leave SemGroup’s employ or solicit any third party who is SemGroup’s customer to cease being their customer or take away from them the business of such customer.

Regardless of the manner in which Mr. Szydlowski’s employment terminates, he is entitled to receive amounts earned during his term of employment, including accrued salary, accrued, but unused, vacation pay and unreimbursed business expenses.

Cause is defined in Mr. Szydlowski’s employment agreement as:

•	he has committed a willful serious act, such as embezzlement against SemGroup or other wrongful act intending to enrich himself at the expense of SemGroup or conviction of a felony;

•	he has engaged in willful or wanton improper conduct that has caused demonstrable and serious injury, monetary or otherwise, to SemGroup;

•	in carrying out his duties he has been guilty of willful gross neglect or willful gross misconduct, resulting in either case in material harm to SemGroup; or

•

he has refused to carry out his duties in gross dereliction of duty and, after receiving written notice to such effect from SemGroup’s Chairman of the Board, he fails to cure the existing problem within 30 days.

Good reason is defined in Mr. Szydlowski’s employment agreement as the occurrence of any of the following, without his express written consent:

•

a significant reduction of his responsibilities, relative to his responsibilities in effect immediately prior to such reduction, including a reduction in responsibilities by virtue of a change in control;

•

a material reduction in the kind or level of welfare and/or retirement benefits relative to the benefits to which he is entitled immediately prior to such reduction with the result that his overall benefits package is significantly reduced other than pursuant to a reduction that also is applied to substantially all other executive officers of SemGroup; or

•

the failure of SemGroup to comply with its obligations and commitments under the employment agreement, which failure is not cured within 30 days after written notice to SemGroup (which notice and opportunity to cure shall not be required if it is apparent that SemGroup lacks the ability or willingness to so comply).

A change in control is defined in Mr. Szydlowski’s employment agreement as the occurrence of any of the following events:

•

any consolidation, amalgamation or merger of SemGroup with or into any other person, or any other corporate reorganization, business combination, transaction or transfer of securities of SemGroup by its stockholders, or a series of transactions (including the acquisition of capital stock of SemGroup), whether or not SemGroup is a party thereto, in which the stockholders of SemGroup immediately prior to such consolidation, merger, reorganization, business combination or transaction, collectively have beneficial ownership, directly or indirectly, of capital stock representing directly, or indirectly through one or more entities, less than fifty percent (50%) of the equity (measured by economic value or voting power (by contract, share ownership or otherwise) of SemGroup or other surviving entity immediately after such consolidation, merger, reorganization, business combination or transaction;

•	the sale or disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of SemGroup to any person;

•

during any period of twelve consecutive months, individuals who, as of the beginning of such period, constituted SemGroup’s entire board of directors (together with any new directors whose election by such board or nomination for election by SemGroup’s stockholders was approved by a vote of at least two-thirds of the directors of SemGroup, then still in office, who were directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof; or

•	approval by the stockholders of a complete liquidation or dissolution of SemGroup.

Compensation Program as it Relates to Risk

SemGroup has reviewed its compensation policies and practices for both executives and non-executives as they relate to risk and have determined that at this time they are not reasonably likely to have a material adverse effect on SemGroup.

In reaching this conclusion, SemGroup considered the various elements of SemGroup’s compensation program that are designed to help mitigate excessive risk taking, including:

•

Components of Compensation: SemGroup uses a mix of compensation elements including base salary, short-term incentives and long-term incentives to avoid placing too much emphasis on any one component of compensation.

•	Level of Compensation: SemGroup’s total direct compensation is designed to be competitive with the marketplace and aligned with the interest of its stockholders.

•

Short-term Incentive: SemGroup’s short-term incentive plan does not allow for unlimited payouts. Short-term incentive payments cannot exceed 200% of target levels. SemGroup’s short-term incentive is discretionary and is subject to the Compensation Committee’s approval.

•	Equity Awards: SemGroup’s restricted stock awards drive a long-term perspective and vest over a three-year period.

•

Board/Compensation Committee Oversight: The board of directors and the Compensation Committee maintain full discretion of reviewing and administering all awards under short- and long-term incentive plans.

•	Performance Measures: SemGroup’s performance goal setting process is aligned with SemGroup’s business strategy and SemGroup’s key foundational tenets.

•	Comprehensive Risk Management Policy: SemGroup’s policy provides that employees will not be compensated for exposing us to undue risk as determined by its senior management and/or board of directors.

SemGroup’s compensation program is intended to motivate executive officers and employees to achieve business objectives that generate stockholder returns while demonstrating behaviors that are consistent with SemGroup’s values.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of units following the closing of this offering and the related transactions by:

•	each person who is known to us to beneficially own 5% or more of such units to be outstanding;

•	our general partner;

•	each of the directors, the director nominee and named executive officers of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders as the case may be.

Our general partner is wholly owned by SemGroup.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options held by that person that are currently exercisable or exercisable within 60 days of November 15, 2011, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of units beneficially owned is based on a total of                common units and                subordinated units outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
SemGroup Corporation(2)		%		%	%
Norman J. Szydlowski	—	—%	—	—%	—%
Peter L. Schwiering	—	—%	—	—%	—%
Robert N. Fitzgerald	—	—%	—	—%	—%
Timothy O’Sullivan	—	—%	—	—%	—%
Mark Monroe	—	—%	—	—%	—%
Candice L. Cheeseman	—	—%	—	—%	—%
Paul Largess	—	—%	—	—%	—%
Deborah S. Fleming	—	—%	—	—%	—%
All directors, director nominees and executive officers as a group (8 persons)	—	—%	—	—%	—%

*	Less than 1%.
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216.
(2)	SemGroup Corporation may be deemed to beneficially own the common units and subordinated units held by Rose Rock Midstream Holdings, LLC.

The following table sets forth, as of November 15, 2011, the number of shares of SemGroup’s Class A common stock owned by each of the directors, the director nominee and executive officers of our general partner and all directors and executive officers of our general partner as a group. None of the directors or executive officers beneficially owns any of SemGroup’s Class B common stock.

Name of Beneficial Owner(1)	Shares of Class A Common Stock Owned Directly or Indirectly	Shares of Class A Common Stock Underlying Options Exercisable Within 60 Days	Total Shares of Class A Common Stock Beneficially Owned(2)	Percentage of Total Shares of Class A Common Stock Beneficially Owned
Norman J. Szydlowski(3)	130,231	—	130,231	*
Peter L. Schwiering	12,450	—	12,450	*
Robert N. Fitzgerald	26,646	—	26,646	*
Timothy O’Sullivan	8,773	—	8,773	*
Mark Monroe	—	—	—	—
Candice L. Cheeseman	21,361	—	21,361	*
Paul Largess	8,698	—	8,698	*
Deborah S. Fleming	9,413	—	9,413	*
All directors, director nominees and executive officers as a group (8 persons)	217,572	—	217,572	*

*	Less than 1%.
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216.
(2)	Shares beneficially owned include shares of restricted Class A common stock held by the directors and executive officers over which they have voting power but not investment power.
(3)	Of the 130,231 shares held by Mr. Szydlowski, 46,600 shares are held of record by the Szydlowski Family Trust Agreement, dated June 9, 2004, of which Mr. Szydlowski is the trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Immediately following the closing of this offering, SemGroup will own                common units and                subordinated units, representing a combined               % limited partner interest in us (or                common units and                subordinated units, representing a combined               % limited partner interest in us, if the underwriters exercise their option to purchase additional common units in full). In addition, SemGroup will own and control our general partner, which will own a 2.0% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation of Rose Rock Midstream, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Pre-IPO Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering	• common units; • subordinated units; • all of our incentive distribution rights; and • 2.0% general partner interest.

To the extent the underwriters exercise their option to purchase up to an additional common units, the number of common units set forth above will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise. The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup.

Post-IPO Stage

Distributions of available cash to our general partner and its affiliates	We will initially make cash distributions 98.0% to our unitholders pro rata, including SemGroup, as the holder of an aggregate of common units and subordinated units, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on its 2.0% general partner interest and SemGroup would receive an annual distribution of approximately $ million on its common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of us. However, we will reimburse our general partner and its affiliates for all expenses incurred on our behalf. Our partnership agreement provides that our general partner will determine the amount of these reimbursed expenses.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner” beginning on page 170.

Liquidation Stage

Liquidation	Upon our liquidation, our partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements with Affiliates

We and other parties have or will enter into the various documents and agreements with certain of our affiliates, as described in more detail below. These agreements will affect the offering transactions, including the vesting of assets in, and the assumptions of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm’s-length negotiations.

Contribution Agreement

Prior to the closing of this offering, we will have entered into a contribution agreement which will effect the formation transactions, including:

•	the distribution by SemCrude, L.P, which owns all of our initial assets, to SemGroup of:

•	certain inactive assets and related liabilities; and

•	all of its interests in SemCrude Pipeline, L.L.C., which holds a 51% interest in the White Cliffs Pipeline; and

•	the contribution by SemGroup to us of 100% of the limited and general partner interests in SemCrude, L.P.

Omnibus Agreement

In connection with the closing of this offering, we will enter into an omnibus agreement with our general partner and SemGroup that will address certain aspects of our relationship with them, including:

•	our use of the names “Rose Rock” and “SemCrude” and related marks; and

•	certain indemnification obligations, including, among others, the following:

•	SemGroup’s obligation to indemnify us for losses relating to certain environmental matters arising on or prior to the date we close this offering;

•	our obligation to indemnify SemGroup for losses relating to certain environmental matters arising after the closing of this offering;

•

SemGroup’s obligation to indemnify us for losses relating to or arising from (i) certain title and rights-of-way matters, (ii) our failure to have certain necessary governmental consents and permits, (iii) assets previously owned by SemCrude and retained by SemGroup, (iv) certain scheduled matters and claims relating to SemGroup’s bankruptcy and (v) certain tax liabilities; and

•	our obligation to indemnify SemGroup for losses attributable to the ownership or operation of our assets and the assets of our subsidiaries after the closing of this offering.

The indemnification obligations described above are subject to certain limitations, deductibles, caps and survival periods, as set forth in the omnibus agreement. In no event will SemGroup be obligated to indemnify us for any claims, losses, expenses or liabilities to the extent any such amounts are reserved for in our financial statements as of the closing of this offering. No party will be obligated to indemnify any other party for losses to the extent that such losses are recovered by the indemnified party under available insurance coverage or from a third party.

The omnibus agreement can be amended by written agreement of all parties to the agreement. However, we may not agree to any amendment or modification that would, in the determination of our general partner, be adverse in any material respect to the holders of our common units without prior approval of the conflicts committee. In the event of (i) a “change in control” (as defined in the omnibus agreement) of our general partner or (ii) the removal of Rose Rock Midstream GP, LLC as our general partner in circumstances where “cause” (as defined in our partnership agreement) does not exist and the common units held by SemGroup and its affiliates were not voted in favor of such removal, the omnibus agreement (other than the indemnification provisions if the triggering event is a change of control) will be terminable by SemGroup, and we will have a 90-day transition period to cease our use of the name “Rose Rock” and related marks.

SemGroup and its affiliates will not be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. SemGroup will be permitted to compete with us and may acquire or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to purchase those assets.

Other Transactions with Related Persons

We have historically engaged in certain transactions with other subsidiaries of SemGroup. These transactions included:

•

providing leased storage and management services for White Cliffs Pipeline, which generated $1.6 million of revenues in the nine months ended September 30, 2011 and $1.9 million of revenues in the year ended December 31, 2010;

•

purchasing condensate from SemStream, L.P., certain of which purchases were fixed price forward purchases, which we recorded at fair value at each balance sheet date, with the unrealized gains and losses being recorded to revenue. For the nine months ended September 30, 2011, we purchased $44.2 million of condensate from SemStream, L.P. and recorded $2.5 million of unrealized losses from these transactions. For the year ended December 31, 2010, we purchased $36.8 million of condensate from SemStream, L.P. and recorded $1.4 million of unrealized gains from these transactions;

•

purchasing condensate from SemGas, L.P. For the nine months ended September 30, 2011 and for the year ended December 31, 2010, we purchased $4.5 million and $4.4 million of condensate, respectively, from SemGas, L.P.; and

•

participating in SemGroup’s cash management program, pursuant to which cash we received from customers was transferred to SemGroup on a regular basis, and when we remitted payments to suppliers, SemGroup transferred cash to us to cover the payments.

For information regarding our historical related party transactions, please read Note 12 to our audited financial statements beginning on page F-46.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a Related Person Transaction Policy in connection with the closing of this offering that will establish procedures for the identification, review and approval of related person transactions. Pursuant to the policy, the General Counsel of our general partner is charged with primary responsibility for determining whether, based on the facts and circumstances, a proposed transaction is a related person transaction. For the purposes of the policy, a “related person transaction” is any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) we, our general partner or any of our subsidiaries participate or will participate, (ii) the amount involved exceeds $120,000, and (iii) any executive officer, director or director nominee of our general partner, any person who is the beneficial owner of more than 5% of any class of our voting securities, or any immediate family member of any of the foregoing individuals (a “related person”) has or will have a direct or indirect material interest.

To assist our General Counsel in making this determination, the policy sets forth certain categories of transactions that are deemed not to involve a direct or indirect material interest on the part of the related person. If, after applying these categorical standards and weighing all of the facts and circumstances, our General Counsel determines that a proposed transaction is a related person transaction, our General Counsel must present the proposed transaction to the conflicts committee of the board of directors of our general partner for review or, if impracticable under the circumstances, to the Chairman of such committee. The conflicts committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the conflicts committee will consider all relevant information available to it and, as appropriate, take into consideration the following:

•	whether the transaction was undertaken in our ordinary course of business;

•	whether the transaction was initiated by us or the related person;

•	whether the transaction with the related person is proposed to be entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose, and the potential benefits to us, of the transaction;

•	the approximate dollar value of the amount involved in the transaction and whether such amount is material to us;

•	the related person’s interest in the transaction (including the approximate dollar value of the amount of the such related person’s interest in the transaction); and

•	any other information regarding the transaction or related person that would be material to investors in light of the circumstances of the particular transaction.

The conflicts committee may approve or ratify a related person transaction only if it determines that the transaction is consistent with our best interests as a whole. Further, in approving any such transaction, the conflicts committee has the authority to impose any terms or conditions it deems appropriate on us or the related person. Absent this approval, no such related person transaction may be entered into by us.

The Related Person Transaction Policy described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including SemGroup), on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, including a transaction with an affiliate, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our unitholders if the resolution of or course of action taken with respect to a conflict is:

•	approved by the Conflicts Committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of the resolution of or course of action taken with respect to a conflict of interest from the Conflicts Committee. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from the Conflicts Committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the Conflicts Committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to have a subjective belief that he is acting in, or not opposed to, the interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

Neither our partnership agreement nor any other agreement requires SemGroup to pursue a business strategy that favors us or utilizes our assets. SemGroup’s directors have a fiduciary duty to make these decisions in the best interests of the owners of SemGroup, which may be contrary to our interests.

Because certain of the directors of our general partner are also directors and/or officers of SemGroup, such directors have fiduciary duties to SemGroup that may cause them to pursue business strategies that disproportionately benefit SemGroup or that are otherwise not in our best interests.

SemGroup may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities ancillary or related thereto, including being a limited partner of the partnership. However, certain affiliates of our general partner, including SemGroup, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers and directors and SemGroup. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us; provided that such person or entity does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the partnership. Therefore, SemGroup may compete with us for investment opportunities and may own an interest in entities that compete with us.

We do not have any officers or employees and will rely solely on officers and employees of our general partner and its affiliates. The officers of our general partner are not required to devote their full time to our business.

Affiliates of our general partner, including SemGroup, conduct businesses and activities of their own in which we have no economic interest. If those separate activities are significantly greater than our activities, there could be competition for the time and effort of the officers and employees who provide services to our general partner and us. All of the executive officers of our general partner are also officers of SemGroup, and they are not required to work full time on our affairs. These officers are required to devote time and effort to the activities of SemGroup and its affiliates and will be compensated by them.

Our general partner is allowed to take into account the interests of parties other than us, such as SemGroup, in resolving conflicts.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the decision of whether and when to exercise of its limited call right or registration rights, the decision on how to vote the units it owns, and the determination whether to consent to any merger or consolidation of the partnership.

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without those limitations, might constitute breaches of its fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that reduce the fiduciary duties of our general partner and restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. For example, our partnership agreement:

•

provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as such decisions were made in good faith, meaning that it subjectively believed that the decision was in, or not opposed to, our interests;

•

provides generally that the resolution of or course of action taken with respect to a conflict of interest, including a transaction with an affiliate, not approved by the Conflicts Committee and not involving a vote of unitholders must either be (1) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (2) “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•

provides that our general partner and its executive officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its executive officers or directors, as the case may be, acted in bad faith or, in the case of a criminal matter, acted with knowledge that their conduct was criminal.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought Conflicts Committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another entity;

•

the use of our assets (including cash on hand) for any purpose consistent with the terms of our partnership agreement, including the financing of the conduct of our operations, the lending of funds to other entities, the repayment or guarantee of our obligations or obligations of our subsidiaries, and the making of capital contributions to our subsidiaries;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•

the selection, employment, retention and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•

the maintenance of insurance for our benefit and the benefit of our partners, affiliates of us and our general partner and the officers, directors, managers, employees, agents, fiduciaries and trustees of us, our general partner and our and its affiliates;

•

the formation of, acquisition of an interest in, or contribution of property or making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation, the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the entering into of listing agreements with any national securities exchange and the delisting of some or all of our securities from, or requesting that trading be suspended on, any such exchange;

•

the purchase, sale or other acquisition or disposition of our securities, or the issuance of options, rights, warrants, appreciation rights, tracking or phantom interests or other economic interests us or relating to our securities;

•	the undertaking of any action in connection with our participation in any of our subsidiaries; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must have a subjective belief that the determination is in, or not opposed to, our interests. Please read “The Partnership Agreement—Voting Rights” beginning on page 165 for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure or investment capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

Furthermore, our general partner may use an amount, initially equal to $25 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 67.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Party Transactions” beginning on page 150.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our general partner may enter into contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates that will be in effect as of the closing of this offering will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the Conflicts Committee may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right” on page 173.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the Conflicts Committee and may perform services for our general partner and its affiliates.

We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the Conflicts Committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the four most recently completed fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average of the cash distributions per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not otherwise be sufficiently accretive to cash distributions per common unit. However, it is possible that our general partner could exercise this reset election at a time when we are experiencing, or our general partner expects that we will experience, declines in our aggregate cash distributions. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distributions” beginning on page 73 and “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels” on page 74.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify or eliminate, except for the contractual covenant of good faith and fair dealing, the fiduciary duties owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, SemGroup, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those modifications, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the fiduciary duties imposed on our general partner by, and the rights and remedies of unitholders under, the Delaware Act; and

•	the material modifications of those duties, rights and remedies contained in our partnership agreement.

State law fiduciary duty standards and unitholder rights and remedies

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Modifications in our partnership agreement

Our partnership agreement contains provisions that consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our limited partners whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that the resolution of, or course of action taken with respect to, a conflict of interest (including a transaction with an affiliate) not involving the approval of unitholders or the Conflicts Committee must be:

•    on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•    fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the Conflicts Committee and its board of directors determines that the resolution of or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification” on page 175.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 54. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement” beginning on page 164.

Transfer Agent and Registrar

Duties

Mellon Investor Services, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records and such limited partner becomes the record holder of the common units so transferred. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the capacity, power and authority to enter into our partnership agreement; and

•

gives the consents, acknowledgements and waivers contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with this offering.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing the transfer of securities. Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of our Partnership Agreement Relating to Cash Distributions” beginning on page 67;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties” beginning on page 154;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units” beginning on page 162; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences” beginning on page 178.

Organization and Duration

We were organized in August 2011 and have a perpetual existence.

Purpose

Our purpose under our partnership agreement is limited to any business activities that are approved by our general partner and in any event that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the power to cause us, our operating company and its subsidiaries to engage in activities other than the business of crude oil gathering, transportation, storage and marketing, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 67.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability” beginning on page 166.

For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Securities” on page 167.

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

By virtue of the exclusion of those common units held by our general partner and its affiliates from the required vote, and their ownership of all of the subordinated units, during the subordination period our general partner and its affiliates do not have the ability to ensure approval of, but do have the ability to ensure defeat of, any matter that requires the approval of a unit majority.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us and our limited partners.

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement” beginning on page 167.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets” beginning on page 164.

Dissolution of our partnership	Unit majority in certain circumstances. Please read “—Termination and Dissolution” on page 169.

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution” on page 170.

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2021 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner” beginning on page 170.

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner” beginning on page 170.

Transfer of our general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2021. Please read “—Transfer of General Partner Interest” on page 172.

Transfer of incentive distribution rights	No approval required at any time. Please read “—Transfer of Incentive Distribution Rights” on page 172.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner” on page 172.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right of, or exercise of the right by, the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in six states, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to SemGroup upon expiration of the underwriters’ option to purchase additional common units, the issuance of common units upon conversion of the subordinated units or the issuance of common units in connection with a reset of the incentive distribution target levels), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% general partner interest in us will be reduced if we complete any such issuance of partnership securities in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner or such affiliate, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon the closing of this offering, affiliates of our general partner will own approximately             % of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us, our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion, subject an each case to certain restrictions; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which any class of our securities is or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described above under “—No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of partners holding aggregate partnership interests constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our and our subsidiaries’ assets in a single transaction or a series of related transactions, including by way of merger, consolidation, other combination or sale of ownership interests of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our and our subsidiaries’ assets without such approval. Our general partner may also sell all or substantially all of our and our subsidiaries’ assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of the limited partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued in such merger do not exceed 20.0% of our outstanding partnership securities immediately prior to the effective date of the merger.

In addition, if the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed limited liability entity that has no assets, liabilities or operations at the time of such conversion, merger or conveyance, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with substantially the same rights and obligations as those contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its general partner interest in accordance with our partnership agreement, unless a successor general partner is admitted pursuant to our partnership agreement;

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the Delaware Act; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement and appoint as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither we nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time if it determines that an immediate sale or distribution would be impractical or would cause undue loss to our partners. The liquidator may distribute our assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving at least 90 days’ advance notice. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, subject to the restrictions set forth in our partnership agreement, on or after December 31, 2021, our general partner may sell or otherwise transfer all of its general partner interest without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights”, each beginning on page 172.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution” on page 170.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of all outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and a majority of the outstanding subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own     % of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately and automatically convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within the period provided under our partnership agreement, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph. Any successor general partner will be required to indemnify the departing general partner for all of our debts and liabilities arising on or after the date on which the departing general partner becomes a limited partner.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. No such transfer will be permitted unless the transferee assumes the rights and duties of our general partner and agrees to be bound by the provisions of our partnership agreement, we receive an opinion of counsel regarding limited liability and tax matters and the transferee purchases all (or the appropriate portion thereof, if applicable) of the partnership or limited liability company membership interests held by our general partner as the general partner or managing member, if any, of each of our subsidiaries.

In addition, to the extent the general partner interest is pledged as collateral under a debt instrument with respect to which the general partner is an obligor or guarantor, the general partner interest may be transferred pursuant to bona fide foreclosure by the lenders under such debt instrument.

Our general partner and its affiliates may, at any time, transfer their common or subordinated units or incentive distribution rights to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may transfer all or a portion of its incentive distribution rights to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20.0% or more of any class of partnership interests, that person or group loses voting rights with respect to all of such partnership interests. This loss of voting rights does not apply to any person or group that acquires partnership interests directly from our general partner or its affiliates or any transferee of that person or group that is approved by our general partner or to any person or group who acquires partnership interests with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately and automatically convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase such limited partner interests; and

•	the average of the daily closing prices of the limited partner interests of such class for the 20 consecutive trading days preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units” beginning on page 187.

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of partnership interests then outstanding, record holders of limited partner interests on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not be considered when calculating required votes or determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” on page 167. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of partnership interests then outstanding, that person or group will lose voting rights with respect to all of such partnership interests, and such partnership interests may not be voted on any matter and will not be considered when sending notices of a meeting of unitholders, calculating required votes or determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

Upon a transfer of common units in accordance with our partnership agreement, a transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records and such limited partner becomes the record holder of the common units so transferred. Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Ineligible Holders; Redemption

Under our partnership agreement, an “Eligible Holder” is a limited partner whose (a) federal income tax status is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or an analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel.

If at any time our general partner determines, with the advice of counsel, that one or more limited partners are not Eligible Holders (any such limited partner, an “Ineligible Holder”), then our general partner may request any limited partner to furnish to the general partner an executed certification or other information about his federal income tax status and/or nationality, citizenship or related status. If a limited partner fails to furnish such certification or other requested information within 30 days (or such other period as the general partner may determine) after a request for such certification or other information, or our general partner determines after receipt of the information that the limited partner is not an Eligible Holder, the limited partner may be treated as an Ineligible Holder. An Ineligible Holder does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Furthermore, we have the right to redeem all of the common and subordinated units of any holder that our general partner concludes is an Ineligible Holder or fails to furnish the information requested by our general partner. The redemption price in the event of such redemption for each unit held by such unitholder will be the current market price of such unit (the date of determination of which shall be the date fixed for redemption). The redemption price will be paid, as determined by our general partner, in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, we will indemnify the following persons, in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of us, any of our subsidiaries, our general partner, any departing general partner or any of our or their affiliates;

•

any person who is or was serving at the request of our general partner, any departing general partner or any of their affiliates as an officer, director, managing member, manager, general partner, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep or cause to be kept appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with GAAP. For fiscal and tax reporting purposes, we use the calendar year.

As soon as practicable, but in no even later than 105 days after the close of each fiscal year, our general partner will mail or make available to each record holder of a partnership interest an annual report containing audited financial statements and a report on those financial statements by our independent public accountants, including a balance sheet and statements of operations, and our equity and cash flows.

As soon as practicable, but in no event later than 50 days after the close of each quarter except the last quarter of each fiscal year, our general partner will mail or make available to each record holder of a partnership interest a report containing our unaudited financial statements and such other information as may be required by applicable law, regulation or rule.

Our general partner will be deemed to have made a report available if it has either filed such report with the SEC and such report is publicly available or made such report available on any publicly available website maintained by us.

The tax information reasonably required for federal, state and local income tax reporting purposes will be furnished within 90 days of the close of the calendar year in which our taxable period ends.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable demand and at its own expense, have furnished to him:

•	a current list of the name and last known business, residence or mailing address of each partner;

•	true and full information regarding the status of our business and financial condition;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments, and the powers of attorney under which they have been executed; and

•	any other information regarding our affairs as our general partner determines is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by our general partner or any of its affiliates, other than certain individuals, or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of our general partner and for so long thereafter as is required for the holder to sell the partnership securities with respect to which it has requested registration during such two-year period. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale” on page 177.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, SemGroup will hold an aggregate of                common units and                subordinated units (or                common units and                subordinated units if the underwriters exercise their option to purchase additional units in full). All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities” on page 167.

Under our partnership agreement, our general partner and its affiliates, excluding certain individuals who are affiliates of our general partner, will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any partnership interests, including common units, that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights will allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

SemGroup, our general partner and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” beginning on page 196 for a description of these lock-up provisions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. All statements contained in this section as to matters of U.S. federal income tax law and legal conclusions with respect thereto, unless otherwise noted, are the opinion of Andrews Kurth LLP, counsel to our general partner and us, and are based on the accuracy of representations made by us to them for this purpose. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Rose Rock Midstream, L.P. and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs) or mutual funds. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, our costs of any contest with the IRS, principally legal, accounting and related fees, will reduce our cash available for distribution and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be applied retroactively.

Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us, and, for the reasons described below, has not rendered an opinion with respect to the following specific federal income tax issues discussed in these sections: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales” on page 183); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees” on page 188); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 184 and “—Uniformity of Units” on page  189).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and other products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than               % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

•	Neither we nor the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income has been and will be income of the type that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation for federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who are admitted as limited partners of Rose Rock Midstream, L.P. will be treated as partners of Rose Rock Midstream, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Rose Rock Midstream, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales” on page 183.

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Rose Rock Midstream, L.P. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Rose Rock Midstream, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses” beginning on page 181.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 5% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 182.

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income (if applicable). The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” beginning on page 184 and “—Disposition of Common Units—Allocations Between Transferors and Transferees” on page 188, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Andrews Kurth LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 187.

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Recently enacted legislation will impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination” beginning on page 188. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets, or inside basis, under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets, or common basis, and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units” on page 189.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units” on page 189. A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 187. Andrews Kurth LLP has not rendered an opinion as to whether our method for depreciating Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees” on page 188.

Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” on page 183.

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent applicable, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units” on page 189. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” on page 183 and “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 187.

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Andrews Kurth LLP has not rendered an opinion on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for any quarter will be allocated items of our income, gain, loss and deductions attributable to the month of sale but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have terminated our tax partnership for federal income tax purposes upon the sale or exchange of our interests that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 184.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 184. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Andrews Kurth LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 187.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code,

Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Rose Rock Midstream GP as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” on page 190.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama administration is considering, and in the last session of Congress, the U.S. House of Representatives passed, legislation that would provide for substantive changes to the definition of qualifying income and the treatment of certain types of income earned from profits interests in partnerships. It is possible that these legislative efforts could result in changes to the existing federal income tax laws that affect publicly traded partnerships. As previously proposed, we do not believe any such legislation would affect our tax treatment as a partnership. However, the proposed legislation could be modified in a way that could affect us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in several states, most of which impose personal income taxes on individuals. Most of these states also impose an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections” on page 182. Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN ROSE ROCK MIDSTREAM, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors” on page 190; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as representatives of the underwriters and as book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Robert W. Baird & Co. Incorporated

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us and SemGroup to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and SemGroup deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.25% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. for the evaluation, analysis and structuring of our partnership. Additionally, we will pay LCT Capital, LLC (which is not an underwriter of this offering) an advisory fee of 0.25% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) for services provided in connection with the evaluation, analysis and structuring of our partnership in a pre-offering context. LCT Capital, LLC also receives certain fees and reimbursement of expenses from SemGroup, which are expected to equal, in the aggregate, approximately $             through the period ending 90 days after this offering.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $               per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of this offering incurred by us will be approximately $2.9 million (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of                additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including SemGroup, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible into or exercisable or exchangeable for common units or any of our other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•

issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement, provided that such common units will be subject to the 180-day restricted period; and

•	the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless such extension is waived in writing by Barclays Capital Inc. and Citigroup Global Markets Inc.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common units and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. and Citigroup Global Markets Inc. have no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we operate;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We and certain of our affiliates, including SemGroup, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permits the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates, or who are otherwise associated with us, through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain officers and directors of our general partner who have entered into lock-up agreements as described in “—Lock-Up Agreements,” each person buying common units through the directed unit program has agreed that, for a period of 25 days from the date of this prospectus, he or she will not, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., dispose of or hedge any common units purchased in the program. For certain officers and directors of our general partner purchasing common units through the directed unit program, the lock-up agreements described in “—Lock-Up Agreements” shall govern with respect to their purchases. Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have been approved to list our common units on the NYSE under the symbol “RRMS” subject to official notice of issuance. The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their affiliates have in the past and may in the future perform investment banking, commercial banking, advisory and other services for us, SemGroup and our respective affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses. Barclays Capital Inc. is acting as an adviser to SemGroup with respect to certain strategic matters, including the unsolicited proposal by Plains All American Pipeline, L.P. to acquire all of the outstanding shares of SemGroup, in which capacity Barclays may earn customary fees.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments and those of SemGroup.

SemGroup has informed us that all of the net proceeds of this offering distributed to it will be used to repay a portion of the aggregate $275 million of indebtedness outstanding under its term loan A and term loan B. Affiliates of Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are lenders under term loan A and will, in that respect, ultimately receive a portion of the net proceeds of this offering. For a description of term loan A, please read “Use of Proceeds” on page 51.

Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC or their affiliates are lenders under our new revolving credit facility.

LCT Capital, LLC has advised SemGroup in connection with matters unrelated to this offering, including with respect to SemGroup’s August 2011 transaction with NGL Energy Partners LP, pursuant to which LCT

Capital, LLC is expected to receive certain amounts as compensation for services rendered. In addition, LCT Capital, LLC is acting as an advisor to SemGroup in connection with the unsolicited proposal by Plains All American Pipeline, L.P. to acquire all of the outstanding shares of SemGroup, in which capacity LCT Capital, LLC may earn customary fees.

FINRA

Because the Financial Industry Regulatory Authority, Inc., or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion

of Collective Investment Schemes) (Exemptions) Order 2001, as amended, or the CIS Promotion Order, or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Financial Promotion Order, or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF THE COMMON UNITS

The validity of the common units offered hereby will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements as of December 31, 2010 and 2009 and for the one month ended December 31, 2009, and the year ended December 31, 2010 (subsequent to emergence), and for the year ended December 31, 2008, and for the eleven months ended November 30, 2009 (prior to emergence) included in this Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Rose Rock Midstream, L.P. as of August 11, 2011 (date of inception) included in this Prospectus has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or from the SEC’s web site on the Internet at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at                      and will be activated immediately after the closing of this offering. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of financial condition or of results of operations, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

Page
ROSE ROCK MIDSTREAM, L.P.
Unaudited Pro Forma Combined Financial Statements:
Introduction	F-2
Unaudited Pro Forma Combined Balance Sheet as of September 30, 2011	F-3
Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2011	F-4
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2010	F-5
Notes to Unaudited Pro Forma Combined Financial Statements	F-6
Audited Balance Sheet:
Report of Independent Registered Public Accounting Firm	F-8
Balance Sheet as of August 11, 2011	F-9
Notes to Audited Balance Sheet	F-10

ROSE ROCK MIDSTREAM PREDECESSOR
Unaudited Condensed Combined Financial Statements as of September 30, 2011 and for the Nine Months Ended September 30, 2011 and 2010:
Condensed Combined Balance Sheets	F-11
Unaudited Condensed Combined Statements of Operations	F-12
Unaudited Condensed Combined Statements of Cash Flows	F-13
Notes to Unaudited Condensed Combined Financial Statements	F-14
Audited Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-24
Combined Balance Sheets as of December 31, 2010 and 2009	F-25
Combined Statements of Operations for the Year Ended December 31, 2010, Month Ended December 31, 2009, Eleven Months Ended November 30, 2009 and Year Ended December 31, 2008	F-26

Combined Statements of Changes in Net Parent Equity (Deficit) for the Year Ended December 31, 2010, Month Ended December 31, 2009, Eleven Months Ended November 30, 2009 and Year Ended December 31, 2008

F-27
Combined Statements of Cash Flows for the Year Ended December 31, 2010, Month Ended December 31, 2009, Eleven Months Ended November 30, 2009 and Year Ended December 31, 2008	F-28
Notes to Combined Financial Statements	F-29

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

In connection with the closing of the offering, SemGroup Corporation will contribute all of its interests in SemCrude, L.P. to a newly-formed Delaware limited partnership, Rose Rock Midstream, L.P. (the “Partnership”). The unaudited pro forma combined financial statements of the Partnership as of September 30, 2011, for the nine months ended September 30, 2011, and for the year ended December 31, 2010 are set forth below. References to “we”, “us”, “our” and similar language in these unaudited pro forma combined financial statements refer to the Partnership. References to “SemGroup” in these unaudited pro forma combined financial statements refer to SemGroup Corporation and its consolidated subsidiaries other than us.

These unaudited pro forma combined financial statements have been derived from the historical combined financial statements of our predecessor included elsewhere in this Prospectus. The pro forma adjustments give effect to the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of common units, subordinated units and a 2% general partner interest and our issuance to the public of common units;

•	our use of the net proceeds of the offering to make a distribution to SemGroup;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation of certain corporate overhead expenses that were not previously allocated to our predecessor.

The unaudited pro forma combined balance sheet and results of operations were derived by adjusting the historical combined financial statements of our predecessor. The pro forma adjustments have been prepared as if the completion of this offering had taken place on September 30, 2011, in the case of the unaudited pro forma balance sheet, and on January 1, 2010, in the case of the unaudited pro forma statements of operations for the nine months ended September 30, 2011 and the year ended December 31, 2010. All of the assets and liabilities contributed to us by SemGroup will be recorded at their historical basis. The unaudited pro forma combined statements of operations have been prepared on the basis that we will be treated as a partnership for federal income tax purposes.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. The unaudited pro forma combined financial statements are not necessarily indicative of the results that actually would have occurred if the initial public offering had occurred on the dates indicated or the results that will occur in the future. Actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in these unaudited combined pro forma financial statements.

The unaudited combined pro forma financial statements of the Partnership have been derived from the historical combined financial statements of our predecessor included elsewhere in this Prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes thereto. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and notes of our predecessor.

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

SEPTEMBER 30, 2011

Amounts in thousands

	Predecessor	Adjustments			Partnership Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$—	$139,500	(a	)	$—
		(139,500)	(b	)
Accounts receivable, net of allowance for doubtful accounts	86,865				86,865
Inventories	22,634				22,634
Other current assets	1,449				1,449

Total current assets	110,948	—			110,948

Property, plant and equipment, net of accumulated depreciation	274,827	(1,287)	(c	)	273,540
Other assets, net	1,028	1,800	(d	)	2,828

Total assets	$386,803	$513			$387,316

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable	$86,672	$(17)	(e	)	$86,655
Accrued liabilities	4,588	(132)	(f	)	4,456
Deferred revenue	10,869				10,869
Other current liabilities	863				863

Total current liabilities	102,992	(149)			102,843

Long-term debt	—	1,800	(d	)	1,800

Other noncurrent liabilities	92	—			92

Owners’ equity:
Net parent equity	283,719	(139,500)	(b	)	143,081
		(1,287)	(c	)
		17	(e	)
		132	(f	)

General partner interest ( general partner units)	—
Common unitholders—public ( common units)	—	139,500	(a	)	139,500
Common unitholders—SemGroup ( common units)	—
Subordinated unitholders—SemGroup ( subordinated units)	—

Total owners’ equity	283,719	(1,138)			282,581

Total liabilities and owners’ equity	$386,803	$513			$387,316

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2011

Amounts in thousands, except per share amounts

	Predecessor	Adjustments			Partnership Pro Forma
Revenues, including revenues from affiliates:
Product	$271,824				$271,824
Service	27,077				27,077
Other	220				220

Total revenues	299,121	—			299,121

Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation shown below	252,804				252,804
Operating	13,695				13,695
General and administrative	6,507	(2)	(e	)	7,642
		1,137	(g	)
Depreciation	8,505				8,505

Total expenses	281,511	1,135			282,646

Operating income	17,610	(1,135)			16,475
Other expenses (income):
Interest expense	1,405	391	(h	)	1,796
Other income, net	(202)	3	(e	)	(199)

Total other expenses, net	1,203	394			1,597

Net income	$16,407	$(1,529)			$14,878

General partner interest in net income
Common unitholders’ interest in net income
Subordinated unitholders’ interest in net income
Weighted average common units outstanding (basic and diluted)
Net income per common unit (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

Amounts in thousands, except per share amounts

	Predecessor	Adjustments			Partnership Pro Forma
Revenues, including revenues from affiliates:
Product	$158,308				$158,308
Service	49,408				49,408
Other	365				365

Total revenues	208,081	—			208,081

Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation shown below	146,614				146,614
Operating	20,398				20,398
General and administrative	7,660	(16)	(e	)	9,160
		1,516	(g	)
Depreciation	10,435				10,435

Total expenses	185,107	1,500			186,607

Operating income	22,974	(1,500)			21,474

Other expenses (income):
Interest expense	482	521	(h	)	1,003
Other income, net	(985)	34	(e	)	(951)

Total other expenses (income), net	(503)	555			52

Net income	$23,477	$(2,055)			$21,422

General partner interest in net income
Common unitholders’ interest in net income
Subordinated unitholders’ interest in net income
Weighted average common units outstanding (basic and diluted)
Net income per common unit (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ROSE ROCK MIDSTREAM, L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

These unaudited pro forma combined financial statements have been derived from the historical combined financial statements of our predecessor included elsewhere in this Prospectus. The pro forma adjustments give effect to the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of common units, subordinated units and a 2% general partner interest and our issuance to the public of common units;

•	our use of the net proceeds of the offering to make a distribution to SemGroup;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation of certain corporate overhead expenses that were not previously allocated to our predecessor.

The unaudited pro forma combined balance sheet and results of operations were derived by adjusting the historical combined financial statements of our predecessor. The pro forma adjustments have been prepared as if the completion of this offering had taken place on September 30, 2011, in the case of the unaudited pro forma balance sheet, and on January 1, 2010, in the case of the unaudited pro forma statements of operations for the nine months ended September 30, 2011 and the year ended December 31, 2010. All of the assets and liabilities contributed to us by SemGroup will be recorded at their historical basis. The unaudited pro forma combined statements of operations have been prepared on the basis that we will be treated as a partnership for federal income tax purposes.

The pro forma adjustments included herein assume that the underwriters will not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase additional common units, we will issue              common units to SemGroup at the expiration of the option period in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder of the common units that are subject to the option, if any, will be issued to SemGroup at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding after the offering or the amount of cash needed to pay the minimum quarterly distribution on all outstanding units.

Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses of $1.9 million per year as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees and director and executive officer liability insurance expenses. The unaudited pro forma combined financial statements do not reflect this anticipated incremental general and administrative expense.

Note 2. Pro Forma Adjustments

(a)	Reflects the estimated gross proceeds to the Partnership of $150 million from the issuance and sale of million common units at an assumed initial public offering price of $ per unit, net of underwriting discounts and commissions and other offering costs of approximately $10.5 million. We anticipate borrowing under a new revolving credit facility to fund operating activities subsequent to the offering.

(b)	Reflects the distribution of net proceeds of the offering to SemGroup.

(c)	Reflects the elimination of certain land held by our predecessor that is not being contributed to the Partnership.

(d)	Reflects the capitalization of $1.7 million of credit facility arrangement fees and $0.1 million of administration agent fees and borrowing of an estimated $1.8 million on a new revolving credit facility to fund such fees.

(e)	Reflects the accounts of Eaglwing, L.P., which were included in the historical combined financial statements of our predecessor, but which will not be contributed to us.

(f)	Reflects the elimination of environmental liabilities of our predecessor related to assets that are not being assumed by the Partnership because they are not being contributed to the Partnership.

(g)	Reflects pro forma general and administrative expense for additional charges from SemGroup. In connection with the initial public offering, we estimate that we will incur $1.5 million of incremental general and administrative expenses annually resulting from SemGroup’s allocation of additional overhead to us upon completion of the offering, primarily relating to financial reporting and legal expenses and corporate services. This incremental expense is in addition to the estimated $1.9 million of incremental third party expenses referred to in Note 1 above, which are not reflected in these unaudited combined pro forma financial statements.

(h)	Reflects pro forma interest expense on $1.8 million of estimated borrowings on a new credit facility at an estimated interest rate of 4.50% and pro forma amortization of $1.7 million of debt issuance costs over a five-year amortization period and $0.1 million of debt issuance costs over a one-year amortization period.

Note 3. Pro Forma Net Income per Limited Partner Unit

The Partnership computes income per unit using the two-class method. Net income available to common unitholders and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common unitholders and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income will be allocated to the partners based on their respective sharing of income specified in the partnership agreement. Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to the common unitholders and the subordinated unitholders under the two-class method, after deducting the general partner’s 2.0% interest in pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, it is assumed that only the cash available for distribution is distributed and the number of common units and subordinated units outstanding were              and             , respectively. All units were assumed to have been outstanding since January 1, 2010. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, SemGroup is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to SemGroup than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to SemGroup.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 260 (“ASC 260”) (formerly Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128), addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity. ASC 260 provides that the general partner’s interest in net income is to be calculated based on the amount that would be allocated to the general partner if all the net income for the period were distributed, and not on the basis of actual cash distributions for the period. The application of ASC 260 may have an impact on earnings per limited partner unit in future periods if there are material differences between net income and actual cash distributions or if other participating units are issued.

Report of Independent Registered Public Accounting Firm

Board of Directors

Rose Rock Midstream GP, LLC

Tulsa, Oklahoma

We have audited the accompanying balance sheet of Rose Rock Midstream, L.P. as of August 11, 2011 (date of inception). This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Rose Rock Midstream, L.P. at August 11, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

BDO USA, LLP

Dallas, Texas

August 12, 2011, except for Note 2, which is as of October 11, 2011

ROSE ROCK MIDSTREAM, L.P.

BALANCE SHEET AS OF AUGUST 11, 2011

Assets
Cash	$1,000

Total assets	$1,000

Partners’ capital
General partner	$20
Limited partners	980

Total partners’ capital	$1,000

The accompanying notes are an integral part of this balance sheet.

ROSE ROCK MIDSTREAM, L.P.

NOTES TO AUDITED BALANCE SHEET

1.	OVERVIEW

Rose Rock Midstream, L.P. (the “Partnership”) is a Delaware limited partnership formed on August 5, 2011. The Partnership was formed to own, operate, develop, and acquire a diversified portfolio of midstream energy assets.

On August 11, 2011, Rose Rock Midstream Holdings, LLC (a wholly-owned subsidiary of SemGroup Corporation) contributed $979 to the Partnership in exchange for a 97.9% limited partner interest in the Partnership. Also on August 11, 2011, Rose Rock Midstream Corporation (a wholly-owned subsidiary of Rose Rock Midstream Holdings LLC) contributed $1 to the Partnership in exchange for a 0.1% limited partner interest in the Partnership. Also on August 11, 2011, Rose Rock Midstream GP, LLC (a wholly-owned subsidiary of Rose Rock Midstream Holdings LLC) contributed $20 to the Partnership in exchange for a 2% general partner interest in the Partnership.

2.	SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events for accrual or disclosure in the accompanying balance sheet and notes thereto through October 11, 2011, which is the date the balance sheet was reissued.

On October 11, 2011, Rose Rock Midstream Corporation contributed $9 to the Partnership in return for an additional 0.9% limited partner interest in the Partnership, and the Partnership paid $9 to Rose Rock Midstream Holdings, LLC to redeem a 0.9% interest in the Partnership. Subsequent to these transactions, Rose Rock Midstream Corporation owns a 1% limited partner interest in the Partnership, and Rose Rock Midstream Holdings, LLC owns a 97% limited partner interest in the Partnership.

ROSE ROCK MIDSTREAM PREDECESSOR

Condensed Combined Balance Sheets

(Dollars in thousands)

	September 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$—	$303
Accounts receivable (net of allowance of $2,440 at September 30, 2011 and $3,340 at December 31, 2010)	86,865	73,387
Inventories	22,634	17,968
Other current assets	1,449	4,360

Total current assets	110,948	96,018

Property, plant and equipment (net of accumulated depreciation of $19,743 at September 30, 2011 and $11,243 at December 31, 2010)	274,827	260,048
Other assets, net	1,028	1,065

Total assets	$386,803	$357,131

LIABILITIES AND NET PARENT EQUITY
Current liabilities:
Accounts payable	$86,672	$51,212
Accrued liabilities	4,588	10,278
Deferred revenue	10,869	2,535
Other current liabilities	863	3,118

Total current liabilities	102,992	67,143

Other noncurrent liabilities	92	—
Commitments and contingencies (Note 3)
Net parent equity	283,719	289,988

Total liabilities and net parent equity	$386,803	$357,131

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

ROSE ROCK MIDSTREAM PREDECESSOR

Unaudited Condensed Combined Statements of Operations

(Dollars in thousands)

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Revenues, including revenues from affiliates (Note 5):
Product	$271,824	$96,265
Service	27,077	36,833
Other	220	348

Total revenues	299,121	133,446
Expenses, including expenses from affiliates (Note 5):
Costs of products sold, exclusive of depreciation and amortization shown below	252,804	90,358
Operating	13,695	16,026
General and administrative	6,507	5,922
Depreciation	8,505	7,785

Total expenses	281,511	120,091

Operating income	17,610	13,355
Other expenses (income):
Interest expense	1,405	226
Other income, net	(202)	(64)

Total other expenses, net	1,203	162

Net income	$16,407	$13,193

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

ROSE ROCK MIDSTREAM PREDECESSOR

Unaudited Condensed Combined Statements of Cash Flows

(Dollars in thousands)

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Cash flows from operating activities:
Net income	$16,407	$13,193
Adjustments to reconcile net income to net cash provided by operating activities:
Net unrealized gain related to derivative instruments	(334)	(495)
Depreciation	8,505	7,785
Provision for losses on (recoveries of) uncollectible accounts receivable	(900)	3,640
Loss on sale of assets	12	46
Changes in operating assets and liabilities:
Restricted cash	—	16,681
Accounts receivable	(12,296)	(34,253)
Inventories	(296)	(605)
Other assets	1,598	2,641
Accounts payable and accrued liabilities	34,941	26,230

Net cash provided by operating activities	47,637	34,863

Cash flows from investing activities:
Capital expenditures	(25,545)	(9,712)
Proceeds from sale of long-lived assets	3	3

Net cash used in investing activities	(25,542)	(9,709)

Cash flows from financing activities:
Change in book overdrafts	286	(104)
Principal payments on capital lease obligations	(8)	(335)
Net distributions to SemGroup	(22,676)	(24,715)

Net cash used in financing activities	(22,398)	(25,154)

Net decrease in cash and cash equivalents	(303)	—
Cash and cash equivalents at beginning of period	303	—

Cash and cash equivalents at end of period	$—	$—

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

1.	OVERVIEW

Basis of presentation

SemGroup Corporation is a Delaware corporation with its headquarters in Tulsa, Oklahoma. SemGroup Corporation is the successor entity of SemGroup, L.P., which was an Oklahoma limited partnership.

SemGroup Corporation plans to contribute a wholly-owned subsidiary, SemCrude, L.P. (“SemCrude”), to a newly-formed Delaware limited partnership, Rose Rock Midstream, L.P. (“Rose Rock Midstream”), and Rose Rock Midstream intends to sell limited partner interests in Rose Rock Midstream through an initial public offering. These combined financial statements are those of the predecessor of Rose Rock Midstream (the “Rose Rock Midstream Predecessor”).

The Rose Rock Midstream Predecessor includes SemCrude, exclusive of its wholly-owned subsidiary SemCrude Pipeline, L.L.C. (“SemCrude Pipeline”), which holds a 51% interest in the White Cliffs Pipeline. SemCrude plans to transfer its ownership interests in SemCrude Pipeline to an affiliate prior to the closing of this offering, and as a result, SemCrude Pipeline will not be contributed to Rose Rock Midstream. Therefore, SemCrude’s ownership of SemCrude Pipeline is not reflected in these combined financial statements of the Rose Rock Midstream Predecessor.

These combined financial statements also include Eaglwing, L.P. (“Eaglwing”), a wholly-owned subsidiary of SemGroup. Eaglwing, which is not currently conducting any revenue-generating operations, will not be contributed to Rose Rock Midstream, but is included in the financial statements of the Rose Rock Midstream Predecessor because it previously conducted business operations that were similar to those of SemCrude.

The accompanying condensed combined financial statements are unaudited. The condensed combined balance sheet at December 31, 2010 is derived from audited financial statements.

These unaudited condensed combined financial statements as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010 have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. These unaudited condensed combined financial statements include all normal and recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position of the Rose Rock Midstream Predecessor and the results of its operations and its cash flows. We have evaluated subsequent events for accrual or disclosure in these unaudited condensed combined financial statements through November 18, 2011, which is the date these financial statements were issued.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying financial statements do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States. These condensed combined financial statements should be read in conjunction with the audited combined financial statements and notes thereto for the year ended December 31, 2010, which are included beginning on page F-24 of this registration statement on Form S-1.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Although management believes these estimates are reasonable, actual results could differ materially from these estimates. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the full year ending December 31, 2011.

The terms “we”, “our”, “us”, and similar language used in these notes to combined financial statements refer to the Rose Rock Midstream Predecessor. The term “SemGroup” refers to SemGroup Corporation, SemGroup, L.P., and their other controlled subsidiaries.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

1.	OVERVIEW, Continued

Operations

Our operations include the following:

•	a storage terminal in Cushing, Oklahoma with over 5.0 million barrels of crude oil storage capacity;

•	an approximately 640-mile crude oil gathering and transportation pipeline system and 670,000 barrels of associated storage in Kansas and northern Oklahoma;

•	a crude oil gathering, storage, transportation and marketing business in the Bakken Shale area in western North Dakota and eastern Montana; and

•	a modern ten-lane crude oil truck unloading facility in Platteville, Colorado, which connects to the origination point of SemGroup’s White Cliffs Pipeline.

Eaglwing conducted crude oil trading and marketing operations. Eaglwing ceased revenue generating operations during 2008.

Our operations are similar in geography, the nature of the services we provide, and the type of customers we serve. We are managed by SemGroup as one operating segment.

Bankruptcy

On July 22, 2008 (the “Petition Date”), SemGroup, L.P., SemCrude and Eaglwing filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. While in bankruptcy, SemGroup, L.P. filed a Plan of Reorganization with the court, which was confirmed on October 28, 2009. The Plan of Reorganization determined, among other things, how pre-Petition Date obligations would be settled, the equity structure of the reorganized company upon emergence, and the financing arrangements upon emergence. SemGroup Corporation, SemCrude and Eaglwing emerged from bankruptcy protection on November 30, 2009 (the “Emergence Date”).

2.	FINANCIAL INSTRUMENTS

Our results of operations and cash flows are impacted by changes in market prices for petroleum products. This exposure to commodity price risk is managed, in part, by entering into various commodity derivatives.

We seek to manage the price risk associated with our marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create back-to-back transactions that are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. Our storage and transportation assets also can be used to mitigate location and time basis risk. All marketing activities are subject to our comprehensive risk management policy, which establishes limits in order to manage risk and mitigate financial exposure.

Our commodity derivatives were comprised of crude oil forward contracts and futures contracts. These are defined as follows:

Forward contracts—Over the counter contracts to buy or sell a commodity at an agreed upon future date. The buyer and seller agree on specific terms (price, quantity, delivery period, and location) and conditions at the inception of the contract.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

2.	FINANCIAL INSTRUMENTS, Continued

Futures contracts—Exchange traded contracts to buy or sell a commodity. These contracts are standardized by the exchange in terms of quality, quantity, delivery period and location for each commodity.

We record certain commodity derivative assets and liabilities at fair value at each balance sheet date. These are recorded to other current assets and other current liabilities on the condensed combined balance sheets. The table below summarizes the balances of these assets and liabilities (in thousands):

	September 30, 2011					December 31, 2010
	Level 1	Level 2	Level 3	Netting*	Total	Level 1	Level 2	Level 3	Netting*	Total
Assets	$4,050	$—	$—	$(3,499)	$551	$97,773	$208	$1,619	$(97,981)	$1,619
Liabilities	3,499	—	842	(3,499)	842	99,362	863	—	(97,981)	2,244

Net assets (liabilities) at fair value	$551	$—	$(842)	$—	$(291)	$(1,589)	$(655)	$1,619	$—	$(625)

*	Relates primarily to exchange traded futures. Gain and loss positions on multiple contracts are settled net on a daily basis with the exchange.

“Level 1” measurements were obtained using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. These include futures contracts that are traded on an exchange.

“Level 2” measurements use as inputs market observable and corroborated prices for similar derivative contracts. Assets and liabilities classified as Level 2 include over-the-counter (OTC) traded physical fixed price purchases and sales forward contracts.

“Level 3” measurements were obtained using information from a pricing service and internal valuation models incorporating observable and unobservable market data. These include physical fixed price purchases and sales forward contracts with an affiliate for which there is not a highly liquid OTC market, and therefore are not included in Level 1 or Level 2 above.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value levels.

The following table summarizes changes in the fair value of our commodity derivatives classified as Level 3 in the fair value hierarchy (in thousands):

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Net assets—beginning balance	$1,619	$218
Total realized and unrealized gain (loss) included in product revenues	(842)	599
Settlements	(1,619)	(218)

Net assets (liabilities)—ending balance	$(842)	$599

Amount of total gain (loss) included in earnings for the period attributable to the change in unrealized gain or loss relating to assets and liabilities still held at the reporting date	$(842)	$599

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

2.	FINANCIAL INSTRUMENTS, Continued

The following table sets forth the notional quantities for derivatives entered into during the periods indicated (amounts in thousands of barrels):

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Sales	5,440	2,685
Purchases	5,570	2,245

We have not designated any of our commodity derivatives as accounting hedges. Net realized and unrealized gains from commodity derivatives were recorded to product revenue in the following amounts (in thousands):

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Commodity contracts	$1,313	$1,290

3.	COMMITMENTS AND CONTINGENCIES

Bankruptcy matters

(a)	Confirmation order appeals

Manchester Securities appeal. On October 21, 2009, Manchester Securities Corporation, a creditor of SemGroup Holdings, L.P. (a subsidiary of SemGroup), filed an objection to the Plan of Reorganization. In the objection, Manchester argued that the Plan of Reorganization should not be confirmed because it did not provide for an alleged $50 million claim of SemGroup Holdings, L.P. against SemCrude Pipeline, L.L.C. (another subsidiary of SemGroup). On October 28, 2009, the bankruptcy court overruled the objection and entered the confirmation order approving the Plan of Reorganization. On November 4, 2009, Manchester filed a notice of appeal of the confirmation order. On December 4, 2009, Manchester’s appeal was docketed in the United States District Court for the District of Delaware. SemGroup filed a motion to dismiss the appeal as equitably moot. On February 18, 2011, the District Court granted SemGroup’s motion to dismiss the appeal. On March 22, 2011, Manchester filed a notice to appeal this order. The parties have filed briefs in this matter. Oral argument, if it occurs, is expected to take place the week of December 12, 2011. While SemGroup believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on us.

Luke Oil appeal. On October 21, 2009, Luke Oil Company, C&S Oil/Cross Properties, Inc., Wayne Thomas Oil and Gas and William R. Earnhardt Company (collectively, “Luke Oil”) filed an objection to the Plan of Reorganization “to the extent that the Plan of Reorganization may alter, impair, or otherwise adversely affect Luke Oil’s legal rights or other interests.” On October 28, 2009, the bankruptcy court overruled the Luke Oil objection and entered the confirmation order. On November 6, 2009, Luke Oil filed a notice of appeal. On December 23, 2009, Luke Oil’s appeal was docketed in the United States District Court for the District of Delaware. SemGroup filed a motion to dismiss the appeal as equitably moot. Luke Oil has filed a motion to stay the briefing on SemGroup’s motion to dismiss. On February 18, 2011, the District Court denied the stay motion and ordered the parties to complete briefing. The parties have filed briefs in this matter, but the court has not yet ruled on the motion to dismiss. While SemGroup believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on us.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

3.	COMMITMENTS AND CONTINGENCIES, Continued

(b)	Claims reconciliation process

A large number of parties have made claims against us for obligations alleged to have been incurred prior to the Petition Date. On September 15, 2010, the bankruptcy court entered an order estimating the contingent, unliquidated and disputed claims and authorizing distributions to holders of allowed claims. Pursuant to that order, SemGroup has begun making distributions to the claimants. SemGroup continues to attempt to settle unresolved claims.

Pursuant to the Plan of Reorganization, SemGroup committed to settle authorized and allowed bankruptcy claims by paying a specified amount of cash, issuing a specified number of warrants, and issuing a specified number of shares of SemGroup Corporation common stock. SemGroup does not believe the resolution of the remaining outstanding claims will exceed the total amount of consideration established under the Plan of Reorganization for all claimants; instead, the resolutions of the remaining claims in some cases will impact the relative share of the established pool of common stock and warrants that certain claimants receive.

However, under certain circumstances SemGroup could be required to pay additional funds to settle the specified group of claims to be settled with cash. Pursuant to the Plan of Reorganization, a specified amount of restricted cash was set aside at the Emergence Date, which SemGroup expects to be sufficient to settle this group of claims. Since the Emergence Date, SemGroup has made significant progress in resolving these claims, and SemGroup continues to believe that the cash set aside at the Emergence Date will be sufficient to settle these claims. However, SemGroup has not yet reached a resolution of all of these claims, and if the total settlement amount of all of these claims exceeds the specified amount, SemGroup will be required to pay additional funds to satisfy the total settlement amount for this specified group of claims. If this were to become probable of occurring, SemGroup would be required to record a liability and a corresponding expense, and we could be required to share in this expense.

Blueknight claim

Blueknight Energy Partners, L.P. (“Blueknight”), which was formerly a subsidiary of SemGroup, together with other entities related to Blueknight, entered into a Shared Services Agreement on April 7, 2009, with SemCrude, L.P. and SemManagement, L.L.C. (which is currently a subsidiary of SemGroup). The services provided by SemCrude to Blueknight under this agreement included the coordination of movement of crude oil belonging to Blueknight’s customers and the operation of Blueknight’s Oklahoma pipeline system and its Cushing, Oklahoma terminal. Under subsequent amendments to the agreement beginning in May 2010, certain of these services were phased out, and Blueknight began to manage the movement of its crude oil and the operation of its Cushing terminal.

In a letter dated August 18, 2011, Blueknight claimed that SemCrude owes Blueknight approximately 141,000 barrels of crude oil. SemCrude responded to Blueknight’s letter on August 26, 2011, denying their charges and requesting documentation from Blueknight of its claim. On October 18, 2011, we received a response from Blueknight and we are currently reviewing their documentation. We cannot reliably predict the outcome of this matter, as we have not yet completed our evaluation of the basis for their claim.

PEMEX lawsuit

On May 26, 2011, PEMEX Exploración y Producción (“PEMEX”) filed a lawsuit against several defendants, including SemCrude, L.P. The lawsuit alleged that SemCrude purchased at least $10.4 million of condensate that had been stolen from PEMEX. The lawsuit did not allege that SemCrude knew the condensate

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

3.	COMMITMENTS AND CONTINGENCIES, Continued

had been stolen, and stated that PEMEX “does not allege that SemCrude acted with intent or knowledge that it was a part of any conspiracy.” The lawsuit sought damages from SemCrude in the amount of the purchased condensate, plus attorneys’ fees and statutory penalties. On September 29, 2011, PEMEX filed a notice of dismissal that dismissed SemCrude from the lawsuit.

Other matters

We are party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of our management, the ultimate resolution of these claims, legal actions and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on our combined financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our liabilities may change materially as circumstances develop.

Environmental

We may, from time to time, experience leaks of petroleum products from our facilities, as a result of which we may incur remediation obligations or property damage claims. In addition, we are subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.

The Kansas Department of Health and Environment (the “KDHE”) initiated discussions during SemGroup’s bankruptcy proceeding regarding five of our sites in Kansas that KDHE believes, based on their historical use, may have soil or groundwater contamination in excess of state standards. At the present time, no contamination has been confirmed. KDHE sought SemGroup’s agreement to undertake assessments of these sites to determine whether they are contaminated. SemGroup reached an agreement with KDHE on this matter and entered into a Consent Agreement and Final Order with KDHE to conduct environmental assessments on the sites and to pay KDHE’s costs associated with their oversight of this matter. At the present time, no violation of law has been alleged and the amount of this potential cleanup cannot be determined because the test results from all of these sites have not yet been received.

Asset retirement obligations

We may be subject to removal and restoration costs upon retirement of our facilities. However, we do not believe the present value of such obligations under current laws and regulations, after taking into account the estimated lives of our facilities, is material to our financial position or results of operations.

Purchase and sale commitments

We routinely enter into agreements to purchase and sell petroleum products at specified future dates. We establish a margin for these purchases by entering into various types of physical and financial sales and exchange transactions through which we seek to maintain a position that is substantially balanced between purchases on the one hand and sales and future delivery obligations on the other. We account for these commitments as normal purchases and sales, and therefore we do not record assets or liabilities related to these agreements until the product is purchased or sold. At September 30, 2011, such commitments included the following (in thousands):

	Volume (barrels)	Value (US Dollars)
Fixed price sales	70	$6,938
Floating price purchases	18,309	$1,545,558
Floating price sales	18,257	$1,595,661

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

3.	COMMITMENTS AND CONTINGENCIES, Continued

Certain of the commitments shown in the table above relate to agreements to purchase product from a counterparty and to sell a similar amount of product (in a different location) to the same counterparty. Many of the commitments shown in the table above are cancellable by either party, as long as notice is given within the time frame specified in the agreement (generally 30 to 120 days).

4.	NET PARENT EQUITY

The following table shows the changes in our combined net parent equity from December 31, 2010 to September 30, 2011 (in thousands):

Balance at December 31, 2010	$289,988
Net income	16,407
Net distributions to SemGroup	(22,676)

Balance at September 30, 2011	$283,719

5.	TRANSACTIONS WITH SEMGROUP

Intercompany accounts

We participate in SemGroup’s cash management program. Under this program, cash we receive from customers is transferred to SemGroup on a regular basis; when we remit payments to suppliers, SemGroup transfers cash to us to cover the payments. In addition, SemGroup incurs certain expenses on our behalf that are reported within our combined statements of operations.

We record transactions with SemGroup and its other controlled subsidiaries to intercompany accounts. When our intercompany accounts have been in a net receivable position, we have reported the balance as a reduction to equity on our combined balance sheet. When our intercompany accounts have been in a net payable position, we have reported the balance as a current liability on our combined balance sheet. In our combined statements of cash flows, we have reported the net change in the intercompany accounts as a financing cash flow within “net distributions to SemGroup”. We have reported the net change in equity associated with these transactions with SemGroup as “net distributions to SemGroup” in the table in Note 4 showing changes in net parent equity.

Our intercompany accounts were in a net receivable position of $37.8 million at September 30, 2011 and $15.1 million at December 31, 2010. We have reported these balances as reductions to equity on our combined balance sheets, as we do not expect to collect these intercompany receivables.

Direct employee expenses

We do not directly employ any persons to manage or operate our business. These functions are performed by employees of SemGroup. SemGroup charged us $7.7 million during the nine months ended September 30, 2011 and $6.1 million during the nine months ended September 30, 2010 for direct employee costs. These expenses were recorded to operating expenses and general and administrative expenses in our combined statements of operations.

Allocated expenses

SemGroup incurs expenses to provide certain indirect corporate general and administrative services to its subsidiaries. Such expenses include employee compensation costs, professional fees and rental fees for office space, among other expenses.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

5.	TRANSACTIONS WITH SEMGROUP, Continued

SemGroup allocates general and administrative expenses to its subsidiaries based on criteria such as actual usage, headcount and estimates of effort or benefit. SemGroup charged us $3.4 million during the nine months ended September 30, 2011 and $3.9 million during the nine months ended September 30, 2010 for such allocated costs. These expenses were recorded to general and administrative expenses in our combined statements of operations.

SemGroup credit facilities

SemGroup is a borrower under a credit agreement with a total capacity of $625 million and a maturity date in June 2018. We, along with other subsidiaries of SemGroup, serve as a subsidiary guarantor under this credit agreement, and the agreement is secured with a lien on substantially all of our assets. SemGroup has not allocated this debt to its subsidiaries, and our combined statements of operations do not include any allocated interest expense.

We utilize letters of credit under SemGroup’s revolving credit facility. At September 30, 2011, we had outstanding letters of credit of $39.4 million. Our combined statements of operations include direct charges from SemGroup for our letter of credit usage, which is reported within interest expense.

SemGroup’s credit agreement includes customary affirmative and negative covenants, including limitations on the creation of new indebtedness, liens, sale and lease-back transactions, new investments, making fundamental changes including mergers and consolidations, making of dividends and other distributions by SemGroup, making material changes in SemGroup’s business, modifying certain documents and maintenance of a consolidated leverage ratio and an interest coverage ratio. In addition, the credit agreement prohibits any commodity transactions that are not permitted by SemGroup’s Comprehensive Risk Management Policy.

The credit agreement includes customary events of default, including events of default relating to non-payment of principal and other amounts owing under the credit agreement from time to time, including in respect to letter of credit disbursement obligations, inaccuracy of representations and warranties in any material respect when made or when deemed made, violation of covenants, cross payment-defaults of SemGroup and its restricted subsidiaries to any material indebtedness, cross acceleration to any material indebtedness, bankruptcy and insolvency events, the occurrence of a change of control, certain unsatisfied judgments, certain ERISA events, certain environmental matters and certain assertions, or actual invalidity, of certain loan documents. A default under the credit agreement would permit the participating banks to terminate commitments, require immediate repayment of any outstanding loans with interest and any unpaid accrued fees and require the cash collateralization of outstanding letter of credit obligations.

Since emergence from bankruptcy, SemGroup has maintained compliance with the terms of its credit agreements.

SemStream

We purchased condensate from SemStream, L.P. (“SemStream”), which is also a wholly-owned subsidiary of SemGroup. Certain of these purchases were fixed price forward purchases, which we recorded at fair value at each balance sheet date, with the unrealized gains (losses) being recorded to product revenue. Our transactions with SemStream consisted of the following (amounts in thousands):

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Revenues	$(2,460)	$381
Purchases	$44,248	$23,976

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

5.	TRANSACTIONS WITH SEMGROUP, Continued

SemGas

We purchase condensate from SemGas, L.P. (“SemGas”), which is also a wholly-owned subsidiary of SemGroup. Our purchases from SemGas included the following (amounts in thousands):

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Purchases	$4,526	$3,167

White Cliffs

SemGroup owned 99% of White Cliffs and controlled it until September 30, 2010. Subsequent to that date, SemGroup owns 51% of White Cliffs and exercises significant influence over it. We generated revenues from White Cliffs of $1.6 million during the nine months ended September 30, 3011 and $1.4 million during the nine months ended September 30, 2010 for leased storage and management services.

SemCanada Crude

We conduct a crude oil marketing business in western North Dakota and eastern Montana. During the nine months ended September 30, 2010, we conducted this business along with SemCanada Crude Company (“SemCanada Crude”), which is also wholly-owned by SemGroup. SemCanada Crude purchased crude oil and sold it to us; we transported the product and sold it back to SemCanada Crude, which sold the crude to third parties. Revenues and purchases from SemCanada Crude were recorded within product revenues and costs of products sold in our combined statements of operations. The amounts were as follows (amounts in thousands):

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Revenues	$(45)	$11,355
Purchases	$—	$11,550

During 2010, SemGroup began winding down the operations of SemCanada Crude. Since December 2010, we have continued this marketing operation without the participation of SemCanada Crude.

6.	ROSE ROCK MIDSTREAM CREDIT AGREEMENT

On November 10, 2011, Rose Rock Midstream entered into a $150 million five-year senior secured revolving credit facility agreement. The lenders will not be obligated to make loans under the credit agreement until the date on which certain conditions listed in the agreement have been met or waived, including the completion of an initial public offering of the limited partnership units of Rose Rock Midstream on or prior to March 30, 2012.

This credit agreement provides for a revolving credit facility of $150 million. The agreement also provides that the revolving credit facility may, under certain conditions, be increased by up to $200 million. The credit facility includes a $75 million sub-limit for the issuance of letters of credit for the account of Rose Rock Midstream or its loan parties.

At Rose Rock Midstream’s option, amounts borrowed under the credit agreement will bear interest at either the Eurodollar rate or an alternate base rate (“ABR”), plus, in each case, an applicable margin. Until the date the

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Unaudited Condensed Combined Financial Statements

6.	ROSE ROCK MIDSTREAM CREDIT AGREEMENT, Continued

financial statements relating to the first quarter after the effective date of the credit agreement have been delivered, the applicable margin relating to any Eurodollar loan will be 2.75% and with respect to any ABR loan will be 1.75%. After such financial statements have been delivered, the applicable margin will range from 2.25% to 3.25% in the case of a Eurodollar rate loan, and from 1.25% to 2.25% in the case of an ABR loan, in each case, based on a leverage ratio.

All amounts outstanding under the agreement will be due and payable on the fifth anniversary of the effective date of the credit facility under the agreement.

The credit agreement includes customary representations and warranties and affirmative and negative covenants. The covenants in the agreement include limitations on creation of new indebtedness and liens, entry into sale and lease-back transactions, investments, fundamental changes including mergers and consolidations, dividends and other distributions, material changes in Rose Rock Midstream’s business and modifying certain documents. The agreement also requires the maintenance of a specified consolidated leverage ratio and an interest coverage ratio. In addition, the agreement prohibits any commodity transactions that are not permitted by Rose Rock Midstream’s Comprehensive Risk Management Policy.

The credit agreement includes customary events of default, including events of default relating to non-payment of principal and other amounts owing under the agreement from time to time, including in respect of letter of credit disbursement obligations, inaccuracy of representations and warranties in any material respect when made or when deemed made, violation of covenants, cross payment-defaults of Rose Rock Midstream and its restricted subsidiaries to any material indebtedness, cross acceleration to any material indebtedness, bankruptcy and insolvency events, the occurrence of a change of control, certain unsatisfied judgments, certain ERISA events, certain environmental matters and certain assertions of or actual invalidity of certain loan documents. A default under the Rose Rock Midstream credit agreement would permit the participating banks to terminate commitments, require immediate repayment of any outstanding loans with interest and any unpaid accrued fees, and require the cash collateralization of outstanding letter of credit obligations.

The credit agreement restricts Rose Rock Midstream’s ability to make certain types of payments relating to its common units, including the declaration or payment of dividends; provided that Rose Rock Midstream may make quarterly distributions of available cash so long as no default under the agreement then exists or would result therefrom. The agreement will be:

•	guaranteed by all of Rose Rock Midstream’s material domestic subsidiaries; and

•	secured by a lien on substantially all of the property and assets of Rose Rock Midstream and the guarantors, subject to customary exceptions.

Report of Independent Registered Public Accounting Firm

Board of Directors

Rose Rock Midstream GP, LLC

Tulsa, Oklahoma

We have audited the accompanying combined balance sheets of Rose Rock Midstream Predecessor (the “Partnership”) as of December 31, 2009, and 2010 (Subsequent to Emergence), and the related combined statements of operations, change in net parent equity (deficit), and cash flows for the one month ended December 31, 2009 and for the year ended December 31, 2010 (Subsequent to Emergence), and for the year ended December 31, 2008 and for the eleven months ended November 30, 2009 (Prior to Emergence). These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Rose Rock Midstream Predecessor at December 31, 2009 and 2010 (Subsequent to Emergence), and the combined results of its operations and its cash flows for the one month ended December 31, 2009 and the year ended December 31, 2010 (Subsequent to Emergence), and for the year ended December 31, 2008 and the eleven months ended November 30, 2009 (Prior to Emergence), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, effective November 30, 2009, the Partnership emerged from bankruptcy and applied fresh-start accounting. As a result, the statements of combined operations and cash flows for the one month ended December 31, 2009 and the year ended December 31, 2010, are presented on a different basis than that for the periods before fresh-start and, therefore, are not comparable.

/s/ BDO USA, LLP

BDO USA, LLP

Dallas, Texas

August 12, 2011

ROSE ROCK MIDSTREAM PREDECESSOR

Combined Balance Sheets

(Dollars in thousands)

	Subsequent to Emergence
	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$303	$—
Restricted cash	—	16,681
Accounts receivable (net of allowance of $3,340 at December 31, 2010)	73,387	6,823
Inventories	17,968	14,879
Other current assets	4,360	4,674

Total current assets	96,018	43,057

Property, plant and equipment (net of accumulated depreciation of $11,243 at December 31, 2010 and $818 at December 31, 2009)	260,048	253,706
Other assets, net	1,065	1,186

Total assets	$357,131	$297,949

LIABILITIES AND NET PARENT EQUITY
Current liabilities:
Accounts payable	$51,212	$10,714
Accrued liabilities	10,278	2,007
Deferred revenue	2,535	4,171
Other current liabilities	3,118	843

Total current liabilities	67,143	17,735

Commitments and contingencies (Note 9)
Net parent equity	289,988	280,214

Total liabilities and net parent equity	$357,131	$297,949

The accompanying notes are an integral part of these combined financial statements.

ROSE ROCK MIDSTREAM PREDECESSOR

Combined Statements of Operations

(Dollars in thousands)

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Revenues, including revenues from affiliates (Note 12):
Product	$158,308	$6,724	$197,203	$3,010,645
Service	49,408	3,891	40,281	19,129
Other	365	—	3	10

Total revenues	208,081	10,615	237,487	3,029,784

Expenses, including expenses from affiliates (Note 12):
Costs of products sold, exclusive of depreciation and amortization shown below	146,614	5,969	180,154	3,685,594
Operating	20,398	1,536	15,614	298,874
General and administrative	7,660	1,270	5,813	33,841
Depreciation and amortization	10,435	818	3,193	2,995

Total expenses	185,107	9,593	204,774	4,021,304

Operating income (loss)	22,974	1,022	32,713	(991,520)

Other expenses (income):
Interest expense	482	43	1,699	2,907
Other expense (income), net	(985)	(306)	(1,602)	(806)

Total other expenses (income)	(503)	(263)	97	2,101

Income (loss) before reorganization items	23,477	1,285	32,616	(993,621)
Reorganization items gain (loss), including expenses allocated from affiliates (Note 5)	—	—	99,936	(94,424)

Net income (loss)	$23,477	$1,285	$132,552	$(1,088,045)

The accompanying notes are an integral part of these combined financial statements.

ROSE ROCK MIDSTREAM PREDECESSOR

Combined Statements of Changes in Net Parent Equity (Deficit)

(Dollars in thousands)

Balance at December 31, 2007 (Prior to emergence)	$(131,744)
Net loss	(1,088,045)
Gain on sale of property, plant and equipment to affiliate	82,834
SemGroup interest capitalized to property, plant and equipment	538

Balance at December 31, 2008 (Prior to emergence)	(1,136,417)
Net loss, prior to implementation of Plan of Reorganization	(20,328)
Other	(17)

Balance prior to implementation of Plan of Reorganization	(1,156,762)
Implementation of Plan of Reorganization	1,437,132

Balance at November 30, 2009 (Subsequent to emergence)	280,370
Net income	1,285
Net distributions to SemGroup	(1,441)

Balance at December 31, 2009 (Subsequent to emergence)	280,214
Net income	23,477
Net distributions to SemGroup	(13,703)

Balance at December 31, 2010 (Subsequent to emergence)	$289,988

The accompanying notes are an integral part of these combined financial statements.

ROSE ROCK MIDSTREAM PREDECESSOR

Combined Statements of Cash Flows

(Dollars in thousands)

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Cash flows from operating activities:
Net income (loss)	$23,477	$1,285	$132,552	$(1,088,045)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	10,435	818	3,193	2,995
Loss (gain) on disposal of long-lived assets	67	—	(40)	2,901
Non-cash reorganization items	—	—	(24,682)	63,896
Provision for (recovery of) uncollectible accounts receivable	3,340	—	—	(11)
Gain on fresh start reporting	—	—	(152,880)	—

Changes in assets and liabilities:
Decrease (increase) in restricted cash	16,681	(3,022)	(13,659)	—
Decrease (increase) in accounts receivable	(69,904)	5,277	630,706	335,426
Decrease (increase) in inventories	(3,210)	(2,161)	12,105	68,221
Decrease (increase) in margin deposits	(2,006)	—	—	14,307
Decrease (increase) in other current assets	3,721	(399)	(2,608)	(1,231)
Decrease (increase) in other assets	121	1,587	3,231	(3,011)
Increase (decrease) in accounts payable and accrued liabilities	48,007	(1,015)	(528,733)	972,489
Change in net derivative asset / liability	763	(282)	(254)	(424,101)

Net cash provided by (used in) operating activities	31,492	2,088	58,931	(56,164)

Cash flows from investing activities:
Capital expenditures	(16,732)	(2,047)	(34,530)	(76,192)
Proceeds from sale of long-lived assets	9	—	40	135,028

Net cash provided by (used in) investing activities	(16,723)	(2,047)	(34,490)	58,836

Cash flows from financing activities:
Change in book overdrafts	(425)	425	(807)	(14,594)
Principal payments on capital lease obligations	(338)	(40)	(450)	(496)
Net distributions to SemGroup	(13,703)	(1,441)	(22,169)	(12,841)

Net cash used in financing activities	(14,466)	(1,056)	(23,426)	(27,931)

Net increase (decrease) in cash and cash equivalents	303	(1,015)	1,015	(25,259)
Cash and cash equivalents at beginning of period	—	1,015	—	25,259

Cash and cash equivalents at end of period	$303	$—	$1,015	$—

The accompanying notes are an integral part of these combined financial statements.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

1.	OVERVIEW

Basis of presentation

SemGroup Corporation is a Delaware corporation with its headquarters in Tulsa, Oklahoma. SemGroup Corporation is the successor entity of SemGroup, L.P., which was an Oklahoma limited partnership.

SemGroup Corporation plans to contribute a wholly-owned subsidiary, SemCrude, L.P. (“SemCrude”), to a newly-formed Delaware limited partnership, Rose Rock Midstream, L.P. (“Rose Rock Midstream”), and Rose Rock Midstream intends to sell limited partner interests in Rose Rock Midstream through an initial public offering. These combined financial statements are those of the predecessor of Rose Rock Midstream (the “Rose Rock Midstream Predecessor”).

The Rose Rock Midstream Predecessor includes SemCrude, exclusive of its wholly-owned subsidiary SemCrude Pipeline, L.L.C. (“SemCrude Pipeline”) which holds a 51% interest in the White Cliffs Pipeline. SemCrude plans to transfer its ownership interests in SemCrude Pipeline to an affiliate prior to the offering, and as a result, SemCrude Pipeline will not be contributed to Rose Rock Midstream. Therefore, SemCrude’s ownership of SemCrude Pipeline is not reflected in these combined financial statements of the Rose Rock Midstream Predecessor. These combined financial statements also include Eaglwing, L.P. (“Eaglwing”), a wholly-owned subsidiary of SemGroup. Eaglwing, which is not currently conducting any revenue-generating operations, will not be contributed to Rose Rock Midstream, but it is included in the financial statements of our predecessor because it previously conducted business operations that were similar to those of SemCrude.

These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States. All significant transactions between SemCrude and Eaglwing have been eliminated.

The terms “we”, “our”, “us”, and similar language used in these notes to combined financial statements refer to the Rose Rock Midstream Predecessor. The term “SemGroup” refers to SemGroup Corporation, SemGroup, L.P., and their other controlled subsidiaries.

Operations

Our operations include the following:

•	a storage terminal in Cushing, Oklahoma with over 5.0 million barrels of crude oil storage capacity;

•	an approximately 640-mile crude oil gathering and transportation pipeline system and 670,000 barrels of associated storage in Kansas and northern Oklahoma;

•	a crude oil gathering, storage, transportation and marketing business in the Bakken Shale area in western North Dakota and eastern Montana; and

•	a modern, ten-lane crude oil truck unloading facility in Platteville, Colorado, which connects to the origination point of SemGroup’s White Cliffs Pipeline.

Eaglwing conducted crude oil trading and marketing operations. Eaglwing ceased revenue generating operations during 2008.

Bankruptcy

On July 22, 2008 (the “Petition Date”), SemGroup, L.P., SemCrude, and Eaglwing filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. While in bankruptcy, SemGroup, L.P. filed a Plan

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

1.	OVERVIEW, Continued

of Reorganization with the court, which was confirmed on October 28, 2009. The Plan of Reorganization determined, among other things, how pre-Petition Date obligations would be settled, the equity structure of the reorganized company upon emergence, and the financing arrangements upon emergence. SemGroup Corporation, SemCrude, and Eaglwing emerged from bankruptcy protection on November 30, 2009 (the “Emergence Date”).

The accompanying combined financial statements of the Rose Rock Midstream Predecessor include its activities prior to emergence from bankruptcy and its activities subsequent to emergence from bankruptcy. As described in Note 5, the Rose Rock Midstream Predecessor applied fresh-start reporting on the Emergence Date. As a result, the combined financial statements of the Rose Rock Midstream Predecessor subsequent to the Emergence Date are not comparable to its combined financial statements prior to the Emergence Date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Our significant estimates include, but are not limited to: (1) allowances for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated fair values of long-lived assets recorded in fresh-start reporting; (4) estimated fair values of long-lived assets used in impairment tests; (5) fair values of derivative instruments; and (6) accrual and disclosure of contingent losses. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

FRESH-START REPORTING—We adopted fresh-start reporting on the Emergence Date. In connection with fresh-start reporting, we recorded our assets and liabilities at fair value at the Emergence Date.

CASH AND CASH EQUIVALENTS—Cash includes currency on hand and demand and time deposits with banks or other financial institutions. Cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase. Balances at financial institutions may exceed federally insured limits.

RESTRICTED CASH—The December 31, 2009 restricted cash balance consists of cash that was temporarily restricted pursuant to an agreement with a customer.

ACCOUNTS RECEIVABLE—Accounts receivable are reported net of the allowance for doubtful accounts. Our assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of our customers, existing economic conditions, and the amount and age of past due accounts. We enter into netting arrangements with certain counterparties to help mitigate credit risk. Receivables subject to netting are presented as gross receivables (with the related accounts payable also presented gross) until such time as the balances are settled. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

At the Emergence Date, as part of fresh-start reporting, we recorded accounts receivable at fair value. This was accomplished by reducing the allowance for doubtful accounts to $0 and recording a corresponding reduction to accounts receivable. We report any amounts we have collected in excess of the estimated Emergence Date fair value as reductions to operating expenses in the combined statements of operations.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INVENTORIES—Inventories primarily consist of crude oil. Inventories are valued at the lower of cost or market, with cost generally determined using the weighted-average method. The cost of inventory includes applicable transportation costs.

We enter into exchanges with third parties whereby we acquire products that differ in location, grade, or delivery date from products we have available for sale. These exchanges are valued at cost, and although a transportation, location or product differential may be recorded, generally no gain or loss is recognized.

PROPERTY, PLANT AND EQUIPMENT—Property, plant and equipment is recorded at cost (although, as described above, property, plant and equipment was adjusted to fair value at November 30, 2009 upon adoption of fresh-start reporting). We capitalize costs that extend or increase the future economic benefits of property, plant and equipment, and expense maintenance costs that do not. When assets are disposed of, their cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded within operating expenses in the combined statements of operations.

Depreciation is calculated primarily on the straight-line method over the following estimated useful lives:

Pipelines and related facilities	20 years
Storage and terminal facilities	10 – 25 years
Office and other property and equipment	3 – 7 years

LINEFILL—Pipelines and storage facilities generally require a minimum volume of product in the system to enable the system to operate. Such product, known as linefill, is generally not available to be withdrawn from the system. Linefill owned by us in facilities operated by us is recorded at historical cost, is included in property, plant and equipment in the combined balance sheets, and is not depreciated. We also own linefill in third party facilities, which is included in inventory on the combined balance sheets.

IMPAIRMENT OF LONG-LIVED ASSETS—We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. We test an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, we then estimate the fair value of the asset group and record a reduction to the net book value of the assets and a corresponding impairment loss.

DERIVATIVE INSTRUMENTS—We generally record the fair value of derivative instruments on the combined balance sheets and the change in fair value as an increase or decrease to product revenue.

As shown in Note 8, the fair value of derivatives at December 31, 2010 and 2009 are recorded to other current assets or other current liabilities on the combined balance sheets. Related margin deposits are recorded to other current assets or other current liabilities on the combined balance sheets. Margin deposits have not generally been netted against derivative assets or liabilities at December 31, 2010 and 2009.

The fair value of a derivative contract is determined based on the nature of the transaction and the market in which the transaction was executed. Quoted market prices, when available, are used to value derivative transactions. In situations where quoted market prices are not readily available, we estimate the fair value using other valuation techniques that reflect the best information available under the circumstances. Fair value measurements of derivative assets include consideration of counterparty credit risk. Fair value measurements of derivative liabilities include consideration of our creditworthiness.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

We have elected “normal purchase” and “normal sale” treatment for certain commitments to purchase or sell petroleum products at future dates. This election is only available when a transaction is expected to result in physical delivery of product over a reasonable period in the normal course of business and is not expected to be net settled. Agreements accounted for under this election are not recorded at fair value; instead, the transaction is recorded when the product is delivered.

INTERCOMPANY ACCOUNTS—We participate in SemGroup’s cash management program. Under this program, cash we receive from customers is transferred to SemGroup on a regular basis; when we remit payments to suppliers, SemGroup transfers cash to us to cover the payments. In addition, SemGroup incurs certain expenses on our behalf that are reported within our combined statements of operations.

We record transactions with SemGroup and its other controlled subsidiaries to intercompany accounts. When our intercompany accounts have been in a net receivable position, we have reported the balance as a reduction to equity on our combined balance sheet. When our intercompany accounts have been in a net payable position, we have reported the balance as a current liability on our combined balance sheet. In our combined statements of cash flows, we have reported the net change in the intercompany accounts as a financing cash flow within “net distributions to SemGroup”. We have reported the net change in equity associated with these transactions with SemGroup as “net distributions to SemGroup” in our combined statements of changes in net parent equity.

Our intercompany accounts were in a net receivable position of $15.1 million at December 31, 2010 and $1.4 million at December 31, 2009. We have reported these balances as reductions to equity on our combined balance sheets, as we do not expect to collect these intercompany receivables.

CONTINGENT LOSSES—We record a liability for a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We record attorneys’ fees incurred in connection with a contingent loss at the time the fees are incurred. We do not record liabilities for attorneys’ fees that are expected to be incurred in the future.

ASSET RETIREMENT OBLIGATIONS—Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. We record liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.

REVENUE RECOGNITION—Under our current operations, product revenues relate primarily to our marketing business in the Bakken Shale area and to certain fixed-margin transactions related to our pipeline system in Kansas and Oklahoma. The fixed-margin transactions are structured such that we purchase crude oil from a producer or supplier at a designated receipt point at an index price less a transportation fee, and simultaneously sell an identical volume of crude oil at a designated delivery point to the same party at the same index price, thereby locking in a fixed margin that is in effect economically equivalent to a transportation fee. Sales of product are recognized at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser. Any transportation costs we incur to ship product on third-party infrastructure are included in the price of product sold to customers, and are included within product revenues and costs of goods sold. Taxes collected from customers and remitted to governmental authorities are recorded on a net basis (excluded from revenue). As described in Note 8, product revenues include realized and unrealized gains and losses on commodity derivatives.

Under our current operations, fixed-fee service revenues relate primarily to our storage terminal in Cushing, our pipeline system in Kansas and Oklahoma (excluding transactions whereby we take title to the product while it is in our pipeline system, as described above), and our crude oil truck unloading facility in Platteville, Colorado. Service revenues are recognized at the time the service is performed.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

PURCHASES AND SALES OF INVENTORY WITH THE SAME COUNTERPARTY—We routinely enter into transactions to purchase inventory from, and sell inventory to, the same counterparty. Such transactions that are entered into in contemplation of one another are recorded on a net basis, and therefore no revenue or expense is recognized on the transactions. We accounted for $397.4 million of such transactions on a net basis during the year ended December 31, 2010, $35.2 million of such transactions on a net basis during the month ended December 31, 2009, $187.0 million of such transactions on a net basis during the eleven months ended November 30, 2009, and $2.1 billion of such transactions on a net basis during the year ended December 31, 2008.

INTEREST EXPENSE—The interest expense reported in our combined statements of operations consists of letter of credit fees. SemGroup has been a borrower on several corporate credit agreements (and our assets currently serve as collateral under these agreements), but SemGroup did not allocate this debt to its subsidiaries. SemGroup did not charge us interest on the balances in our intercompany accounts.

INCOME TAXES—SemCrude and Eaglwing are pass-through entities for federal and state income tax purposes. Our earnings are allocated to SemGroup, which is responsible for any related income taxes. Because of this, no provision for income taxes is reported in our combined statements of operations.

INTEREST INCOME—Interest income, which relates primarily to margin deposits, is reported in other income in the combined statements of operations.

REORGANIZATION ITEMS—As described in Note 1, SemGroup, SemCrude and Eaglwing operated as debtors-in-possession subject to the jurisdiction of the bankruptcy court during the period from the Petition Date to the Emergence Date. Revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business are reported as reorganization items in the combined statements of operations. The effects of the adjustments to the reported amounts of assets resulting from the adoption of fresh-start reporting are reported within reorganization items in the combined statement of operations for the eleven months ended November 30, 2009.

OPERATING SEGMENT—Our operations are similar in geography, the nature of the services we provide, and the type of customers we serve. We are managed by SemGroup as one operating segment.

SUBSEQUENT EVENTS—We have evaluated subsequent events for accrual or disclosure in these combined financial statements through August 12, 2011, which is the date these financial statements were issued.

3.	ACQUISITION

During 2008, we acquired a pipeline for $35 million. Later during 2008, we sold this pipeline to an affiliate, as described in Note 4 below.

4.	DISPOSALS OF LONG-LIVED ASSETS

Assets sales to Blueknight

During 2008, we sold a pipeline system and certain storage tanks with a combined net book value of $52 million to Blueknight Energy Partners, L.P. (“Blueknight”), formerly known as SemGroup Energy Partners, L.P., a former subsidiary of SemGroup. We received proceeds of $135 million from these transactions, and recorded the gain as an increase to net parent equity (since the transactions were between entities under common control, we did not record a gain to the combined statement of operations).

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

4.	DISPOSALS OF LONG-LIVED ASSETS, Continued

Texas pipeline

We abandoned our ownership interests in a small pipeline in Texas during 2008, and recorded a reduction of $2.9 million to property, plant and equipment and a corresponding loss to operating expenses in the combined statement of operations.

5.	REORGANIZATION

On July 22, 2008, SemGroup and many of its affiliates (including SemCrude and Eaglwing), filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Certain claims against us in existence prior to the filing of the petitions for relief under the federal bankruptcy laws were stayed while SemGroup continued business operations as a debtor-in-possession. We received approval from the court to pay or otherwise honor certain of our obligations incurred before the Petition Date. The court also approved our use of cash to meet our post Petition Date obligations.

While in bankruptcy, SemGroup filed a Plan of Reorganization with the court, which was confirmed on October 28, 2009. The Plan of Reorganization determined, among other things, how pre-Petition Date obligations would be settled, SemGroup’s equity structure upon emergence, and SemGroup’s financing arrangements upon emergence.

Determination of reorganization value

An essential element in negotiating a reorganization plan with the various classes of creditors is the determination of reorganization value by the parties in interest. In the event that the parties in interest cannot agree on the reorganization value, the court may be called upon to determine the reorganization value of the entity before a plan of reorganization can be confirmed.

During the reorganization process, a reorganization value was proposed. This reorganization value was ultimately agreed to by the creditors and confirmed by the court. The proposed reorganization value was determined by applying the following valuation methods:

•

a “guideline company” approach, in which valuation multiples observed from industry participants were considered and comparisons were made between SemGroup’s expected performance relative to other industry participants to determine appropriate multiples to apply;

•	analysis of recent transactions involving companies determined to be similar to SemGroup; and

•	a calculation of the present value of SemGroup’s estimated future cash flows.

After completing this analysis, the reorganization value of SemGroup was determined to be $1.5 billion. This proposed reorganization value was determined using numerous projections and assumptions. These estimates are subject to significant uncertainties, many of which are beyond SemGroup’s control, including, but not limited to, the following:

•	changes in the economic environment;

•	changes in supply or demand for petroleum products;

•	changes in prices of petroleum products;

•	the ability to successfully implement expansion projects;

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Notes to Combined Financial Statements

5.	REORGANIZATION, Continued

•	the ability to improve relationships with customers and suppliers, as these relationships were adversely impacted by the bankruptcy filing;

•	the ability to renew certain business operations that were limited during the bankruptcy due to limitations on access to capital; and

•	the ability to manage the additional costs associated with being a public company.

The use of different estimates could have resulted in a materially different proposed reorganization value, and there can be no assurance that actual results will be consistent with the estimates that were used to determine the proposed reorganization value. The reorganization value confirmed by the court was utilized in the application of fresh-start reporting.

Valuation of our assets and liabilities

SemGroup determined that $280 million of its reorganization value was attributable to us. We recorded individual assets and liabilities based on their estimated fair values at the Emergence Date.

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Notes to Combined Financial Statements

5.	REORGANIZATION, Continued

November 30, 2009 balance sheet

The following table shows the effects of our emergence from bankruptcy on our November 30, 2009 combined balance sheet (in thousands):

	Prior to Emergence	Reorganization Adjustments		Fresh Start Adjustments		Subsequent to Emergence
ASSETS
Current assets:
Cash and cash equivalents	$1,015	$—		$—		$1,015
Restricted cash	13,659	—		—		13,659
Accounts receivable	12,100	—		—		12,100
Receivable from affiliate	13,443	(13,443	)(a)	—		—
Inventories	12,718	—		—		12,718
Other current assets	4,466	(409	)(b)	—		4,057

Total current assets	57,401	(13,852)		—		43,549

Property, plant and equipment	95,347	—		157,130	(h)	252,477
Goodwill	2,296	—		(2,296	)(h)	—
Other intangible assets	1,954	—		(1,954	)(h)	—
Other assets, net	2,773	—		—		2,773

Total assets	$159,771	$(13,852)		$152,880		$298,799

LIABILITIES AND NET PARENT EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$11,726	$(665	)(c)	$—		$11,061
Advances from parent	34,942	(34,942	)(d)	—		—
Accrued liabilities	2,355	—		—		2,355
Payable to affiliate	4,587	(4,587	)(e)	—		—
Other current liabilities	5,013	—		—		5,013

Total current liabilities	58,623	(40,194)		—		18,429

Liabilities subject to compromise	1,257,910	(1,257,910	)(f)	—		—

Net parent equity (deficit):
Net parent equity (deficit)—Predecessor	(1,156,762)	1,156,762	(g)	—		—
Net parent equity—Successor	—	127,490	(g)	152,880	(i)	280,370

Net parent equity (deficit)	(1,156,762)	1,284,252		152,880		280,370

Total liabilities and net parent equity (deficit)	$159,771	$(13,852)		$152,880		$298,799

(a)	Prior to emergence from bankruptcy, we had a receivable from SemCanada Crude Company (“SemCanada Crude”). SemCanada Crude is a wholly-owned subsidiary of SemGroup that applied for bankruptcy protection in Canada in July 2008 and emerged from bankruptcy on November 30, 2009, concurrent with the emergence of SemGroup and SemCrude. While in bankruptcy, SemGroup did not consolidate SemCanada Crude. Pursuant to the Plan of Reorganization, SemCanada Crude made payments to creditors of SemGroup’s U.S. subsidiaries, and accordingly our receivable from SemCanada Crude was extinguished.

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Notes to Combined Financial Statements

5.	REORGANIZATION, Continued

(b)	Reflects the transfer to SemGroup of a commodity derivative contract.
(c)	We elected not to cancel certain contracts that were in effect prior to the Petition Date. For these contracts, we were required to make payments to the counterparties to cure defaults on the contracts. These payments were made by SemGroup upon emergence from bankruptcy.
(d)	Our liabilities to SemGroup and its controlled subsidiaries were extinguished pursuant to the Plan of Reorganization.
(e)	Our liability to an affiliate was extinguished in the reorganization process.
(f)	Represents the transfer to SemGroup of liabilities subject to compromise, pursuant to the Plan of Reorganization.
(g)	Reflects the cancellation of predecessor equity and the issuance of successor equity.
(h)	Reflects the adjustments to the recorded values of assets resulting from fresh-start reporting.
(i)	Reflects the reorganization items gain resulting from fresh-start reporting.

Reorganization items

The reorganization items gain (loss) shown on the combined statements of operations consists of the following (in thousands):

	Prior to Emergence
	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Gain on asset revaluation in fresh-start reporting(a)	$152,880	$—
Professional fees(b)	(74,705)	(26,828)
Adjustment to liabilities subject to compromise(c)	39,780	—
Loss on disposal or impairment of long-lived assets(d)	(11,677)	(3,942)
Uncollectable accounts expense(e)	(3,329)	(55,348)
Employment costs(f)	(2,921)	(1,699)
Loss on rejected contracts(g)	—	(6,607)
Other	(92)	—

Total reorganization items gain (loss)	$99,936	$(94,424)

(a)	We revalued our assets and liabilities in fresh-start reporting, and recorded a reorganization gain for the increase in fair value of the net assets over the previously recorded values.
(b)	SemGroup incurred a variety of professional fees related to the restructuring of the business, including, among others:

•

legal fees related to the reorganization process, including those related to bankruptcy court filings and hearings, negotiation of credit agreements, settlements of disputes with claimants, and other matters;

•	general management consulting services related to the disposal of assets, the reconciliation and negotiation of pre-petition claims, preparation for emergence from bankruptcy, and other matters;

•

valuation advisory fees for the determination of the reorganization value of the business required for the Plan of Reorganization and the valuation of long-lived assets required by fresh-start reporting;

•	accounting fees for assistance with fresh-start reporting and preparation for public company financial reporting obligations; and

•	fees paid to the United States Trustee.

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Notes to Combined Financial Statements

5.	REORGANIZATION, Continued

SemGroup allocated a portion of these fees to us, based on our reorganization value relative to the total reorganization value of SemGroup’s United States subsidiaries that emerged from bankruptcy.
(c)	Represents refinements to the estimated amount of valid claims by pre-petition creditors. During 2008, we recorded an estimated loss for the total amount of valid claims subject to compromise, reported within revenues, costs of products sold, and reorganization items in the combined statements of operations. During 2009, we refined this estimate as we reviewed the claims, and reversed some of the amounts that had been accrued. This amount also includes the return to us of $10 million of cash that had been seized by a creditor. We recorded a loss during 2008 when the cash was seized, reported as a reduction to revenues in the combined statement of operations, and we recorded a gain in 2009 when it was recovered.
(d)	During the eleven months ended November 30, 2009, we reached an agreement with Blueknight to settle a variety of outstanding matters. As part of this settlement, we surrendered property, plant and equipment and recorded a loss of $11.7 million. During the year ended December 31, 2008, Eaglwing ceased revenue-generating operations, and we recorded an impairment of the full amount of goodwill associated with Eaglwing.
(e)	Represents the write-off of receivables in situations where we believe the customer non-payment was related to SemGroup’s bankruptcy.
(f)	Employment costs include severance related to the termination of employment relationships and bonuses paid to retain personnel during the reorganization.
(g)	During the reorganization, we rejected numerous contracts, which resulted in damage claims by counterparties. We recorded reorganization losses and liabilities subject to compromise for the estimated amounts of such damages.

6.	OTHER CURRENT ASSETS

Other current assets consist of the following (in thousands):

	Subsequent to Emergence
	December 31, 2010	December 31, 2009
Product prepayments	$—	$4,084
Other prepaid expenses	735	372
Margin deposits	2,006	—
Derivative assets	1,619	218

Total other current assets	$4,360	$4,674

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Notes to Combined Financial Statements

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	Subsequent to Emergence
	December 31, 2010	December 31, 2009
Land	$16,786	$16,769
Pipelines and related facilities	147,213	141,155
Storage and terminal facilities	70,170	67,411
Linefill	16,004	15,884
Office and other property and equipment	2,540	2,133
Construction-in-progress	18,578	11,172

Property, plant and equipment, gross	271,291	254,524
Accumulated depreciation	(11,243)	(818)

Property, plant and equipment, net	$260,048	$253,706

We recorded depreciation expense of $10.4 million for the year ended December 31, 2010, $0.8 million for the month ended December 31, 2009, $2.8 million for the eleven months ended November 30, 2009, and $2.6 million for the year ended December 31, 2008.

We include within the cost of property, plant and equipment interest costs incurred by SemGroup while an asset is being constructed. We capitalized $0.5 million of interest costs during the year ended December 31, 2008. Since the related debt was recorded by SemGroup, rather than by us, no interest expense related to SemGroup’s debt is reported in our combined statements of operations. The increase in the value of property, plant and equipment associated with capitalized interest is reported as an increase to our net parent equity.

8.	FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

Commodity derivative contracts

Our results of operations and cash flows are impacted by changes in market prices for petroleum products. This exposure to commodity price risk is managed, in part, by entering into various commodity derivatives.

We seek to manage the price risk associated with our marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create back-to-back transactions that are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. Our storage and transportation assets also can be used to mitigate location and time basis risk. All marketing activities are subject to our comprehensive risk management policy, which establishes limits in order to manage risk and mitigate financial exposure.

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Notes to Combined Financial Statements

8.	FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

Our commodity derivatives were comprised of crude oil and natural gas liquids forward contracts and futures contracts. These are defined as follows:

Forward contracts—Over the counter contracts to buy or sell a commodity at an agreed upon future date. The buyer and seller agree on specific terms (price, quantity, delivery period, and location) and conditions at the inception of the contract.

Futures contracts—Exchange traded contracts to buy or sell a commodity. These contracts are standardized by the exchange in terms of quality, quantity, delivery period and location for each commodity.

We record certain commodity derivative assets and liabilities at fair value at each balance sheet date. The table below summarizes the balances of these assets and liabilities at December 31, 2010 and 2009 (in thousands):

	Subsequent to Emergence
	December 31, 2010					December 31, 2009
	Level 1	Level 2	Level 3	Netting*	Total	Level 1	Level 2	Level 3	Netting*	Total
Assets	$97,773	$208	$1,619	$(97,981)	$1,619	$—	$—	$245	$(27)	$218
Liabilities	99,362	863	—	(97,981)	2,244	80	—	27	(27)	80

Net assets (liabilities) at fair value	$(1,589)	$(655)	$1,619	$—	$(625)	$(80)	$—	$218	$—	$138

*	Relates primarily to exchange traded futures. Gain and loss positions on multiple contracts are settled net on a daily basis with the exchange.

“Level 1” measurements were obtained using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. These include futures contracts that are traded on an exchange.

“Level 2” measurements use as inputs market observable and corroborated prices for similar derivative contracts. Assets and liabilities classified as Level 2 include over-the-counter (OTC) traded physical fixed priced purchases and sales forward contracts.

“Level 3” measurements were obtained using information from a pricing service and internal valuation models incorporating observable and unobservable market data. These include physical fixed price purchases and sales forward contracts with an affiliate for which there is not a highly liquid OTC market, and therefore are not included in Level 1 or Level 2 above.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value levels.

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Notes to Combined Financial Statements

8.	FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

The following table reconciles changes in the fair value of commodity derivatives classified as Level 3 in the fair value hierarchy (in thousands):

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009
Beginning balance	$218	$408	$(11)
Total gain or loss (realized and unrealized) included in product revenues	919	4	2,013
Settlements	482	(194)	(1,594)

Ending balance	$1,619	$218	$408

Amount of total gain or loss included in earnings for the period attributable to the change in unrealized gain or loss relating to assets and liabilities still held at the reporting date	$1,619	$218	$408

The following table sets forth the notional quantities for derivative instruments entered into during the periods indicated (amounts in thousands of barrels):

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009
Sales	6,313	69	2,766
Purchases	6,168	49	2,426

We have not designated any of our commodity derivative instruments as accounting hedges. We record the fair value of the derivative instruments on our combined balance sheets in other current assets and other current liabilities. The fair value of our commodity derivative assets and liabilities recorded to other current assets and other current liabilities was as follows (in thousands):

	Subsequent to Emergence
	December 31, 2010		December 31, 2009
	Assets	Liabilities	Assets	Liabilities
Commodity contracts	$1,619	$2,244	$218	$80

Realized and unrealized gains (losses) from our commodity derivatives were recorded to product revenue in the following amounts (in thousands):

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009
Commodity contracts	$(1,929)	$282	$351

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Notes to Combined Financial Statements

8.	FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

Transfer of derivative positions in July 2008

During July 2008, we transferred to SemGroup certain of our open derivative positions and related margin deposits, and recorded a corresponding increase of $321.7 million to our intercompany liabilities. SemGroup subsequently transferred these derivatives (along with certain derivatives entered into by its other subsidiaries) to a third party, and SemGroup recorded a loss of $143 million on this third-party transaction. The losses on our derivatives prior to their transfer to SemGroup are reflected in our combined statement of operations, and the losses subsequent to the transfer of these derivatives to SemGroup are not reflected in our combined statement of operations.

Concentrations of risk

During the year ended December 31, 2010, we generated approximately $88 million of revenue (net of any purchases required to be netted against costs of products sold, as described in Note 2) from a third party customer, which represented approximately 42% of our combined revenue. We purchased approximately $18 million of product from one third party supplier, which represented approximately 12% of our costs of products sold. At December 31, 2010, two third party customers accounted for 41% of our combined accounts receivable.

During the month ended December 31, 2009, we generated approximately $4 million of revenue (net of any purchases required to be netted against costs of products sold, as described in Note 2) from a third party customer, which represented approximately 38% of our combined revenue. At December 31, 2009, two third party customers accounted for 31% of our combined accounts receivable.

During the eleven months ended November 30, 2009, we generated approximately $193 million in revenue (net of any purchases required to be netted against costs of products sold, as described in Note 2) from one third party customer, which represented approximately 80% of our combined revenue. We purchased approximately $125 million of product from one supplier, which represented approximately 69% of our costs of products sold.

During the year ended December 31, 2008, we generated approximately $1.8 billion and $0.6 billion in revenue (net of any purchases required to be netted against costs of products sold, as described in Note 2) from two third party customers, which represented approximately 59% and 20%, respectively, of our combined revenue.

As described in Note 12, we also generated significant revenues and expenses during the periods from 2008 through 2010 from other subsidiaries of SemGroup.

9.	COMMITMENTS AND CONTINGENCIES

Bankruptcy matters

(a)	Confirmation order appeals

Manchester Securities appeal. On October 21, 2009, Manchester Securities Corporation, a creditor of SemGroup Holdings, L.P. (a subsidiary of SemGroup), filed an objection to the Plan of Reorganization. In the objection, Manchester argued that the Plan of Reorganization should not be confirmed because it did not provide for an alleged $50 million claim of SemGroup Holdings, L.P. against SemCrude Pipeline, L.L.C. On October 28, 2009, the bankruptcy court overruled the objection and entered the confirmation order approving the Plan of Reorganization. On November 4, 2009, Manchester filed a notice of appeal of the confirmation order. On December 4, 2009, Manchester’s appeal was docketed in the United States District Court for the District of Delaware. SemGroup filed a motion to dismiss the appeal as equitably moot. On February 18, 2011, the District Court granted SemGroup’s motion to dismiss the appeal. On March 22,

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Notes to Combined Financial Statements

9.	COMMITMENTS AND CONTINGENCIES, Continued

2011, Manchester filed a notice to appeal this order. While SemGroup believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on us.

Luke Oil appeal. On October 21, 2009, Luke Oil Company, C&S Oil/Cross Properties, Inc., Wayne Thomas Oil and Gas and William R. Earnhardt Company (collectively, “Luke Oil”) filed an objection to the Plan of Reorganization “to the extent that the Plan of Reorganization may alter, impair, or otherwise adversely affect Luke Oil’s legal rights or other interests.” On October 28, 2009, the bankruptcy court overruled the Luke Oil objection and entered the confirmation order. On November 6, 2009, Luke Oil filed a notice of appeal. On December 23, 2009, Luke Oil’s appeal was docketed in the United States District Court for the District of Delaware. SemGroup filed a motion to dismiss the appeal as equitably moot. Luke Oil has filed a motion to stay the briefing on SemGroup’s motion to dismiss. On February 18, 2011, the District Court denied the stay motion and ordered the parties to complete briefing. While SemGroup believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on us.

(b)	Claims reconciliation process

A large number of parties have made claims against us for obligations alleged to have been incurred prior to the Petition Date. On September 15, 2010, the bankruptcy court entered an order estimating the contingent, unliquidated and disputed claims and authorizing distributions to holders of allowed claims. Pursuant to that order SemGroup has begun making distributions to the claimants. SemGroup continues to attempt to settle unresolved claims.

Pursuant to the Plan of Reorganization, SemGroup committed to settle authorized and allowed bankruptcy claims by paying a specified amount of cash, issuing a specified number of warrants, and issuing a specified number of shares of SemGroup Corporation common stock. SemGroup does not believe the resolution of the remaining outstanding claims will exceed the total amount of consideration established under the Plan of Reorganization for all claimants; instead, the resolutions of the remaining claims in some cases will impact the relative share of the established pool of common stock and warrants that certain claimants receive.

However, under certain circumstances SemGroup could be required to pay additional funds to settle the specified group of claims to be settled with cash. Pursuant to the Plan of Reorganization, a specified amount of restricted cash was set aside at the Emergence Date, which SemGroup expects to be sufficient to settle this group of claims. Since the Emergence Date, SemGroup has made significant progress in resolving these claims, and SemGroup continues to believe that the cash set aside at the Emergence Date will be sufficient to settle these claims. However, SemGroup has not yet reached a resolutions of all of these claims, and if the total settlement amount of all of these claims exceeds the specified amount, SemGroup will be required to pay additional funds to satisfy the total settlement amount for this specified group of claims. If this were to become probable of occurring, SemGroup would be required to record a liability and a corresponding expense, and we could be required to share in this expense.

PEMEX lawsuit

On May 26, 2011, PEMEX Exploración y Producción (“PEMEX”) filed a lawsuit against several defendants, including SemCrude, L.P. The lawsuit alleges that SemCrude purchased at least $10.4 million of condensate that had been stolen from PEMEX. The lawsuit does not allege that SemCrude knew the condensate had been stolen, and states that PEMEX “does not allege that SemCrude acted with intent or knowledge that it was a part of any conspiracy”. The lawsuit seeks damages from SemCrude in the amount of the purchased condensate, plus attorney’s fees and statutory penalties. We cannot reliably predict the final outcome of this matter, as this lawsuit has only recently been filed.

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Notes to Combined Financial Statements

9.	COMMITMENTS AND CONTINGENCIES, Continued

Other matters

We are party to various other claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of our management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on our combined financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our consolidated liabilities may change materially as circumstances develop.

Environmental

We may from time to time experience leaks of petroleum products from our facilities, as a result of which we may incur remediation obligations or property damage claims. In addition, we are subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.

The Kansas Department of Health and Environment (“KDHE”) initiated discussions during SemGroup’s bankruptcy proceeding regarding five of our sites in Kansas that KDHE believes, based on their historical use, may have soil or groundwater contamination in excess of state standards. At the present time, no contamination has been confirmed. KDHE sought our agreement to undertake assessments of these sites to determine whether they are contaminated. We reached an agreement with KDHE on this matter and entered into a Consent Agreement and Final Order with KDHE to conduct environmental assessments on the sites and to pay KDHE’s costs associated with their oversight of this matter. At the present time, no violation of law has been alleged and the amount of this potential cleanup cannot be determined because it is not yet known whether these sites are contaminated.

Asset retirement obligations

We may be subject to removal and restoration costs upon retirement of our facilities. However, we do not believe the present value of such obligations under current laws and regulations, after taking into account the estimated lives of our facilities, is material to our financial position or results of operations.

Leases

We have entered into operating lease agreements for office space, office equipment, land and trucks. Future minimum payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2010, are as follows (in thousands):

For twelve months ending:
December 31, 2011	$550
December 31, 2012	521
December 31, 2013	344
December 31, 2014	107
December 31, 2015	27
Thereafter	5

Total future minimum lease payments	$1,554

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Notes to Combined Financial Statements

9.	COMMITMENTS AND CONTINGENCIES, Continued

We recorded lease and rental expenses of $0.7 million for the year ended December 31, 2010, $0.1 million for the month ended December 31, 2009, $0.7 million for the eleven months ended November 30, 2009, and $1.0 million for the year ended December 31, 2008.

Purchase and sale commitments

We routinely enter into agreements to purchase and sell petroleum products at specified future dates. We establish a margin for these purchases by entering into various types of physical and financial sales and exchange transactions through which we seek to maintain a position that is substantially balanced between purchases on the one hand and sales and future delivery obligations on the other. We account for these commitments as normal purchases and sales, and therefore we do not record assets or liabilities related to these agreements until the product is purchased or sold. At December 31, 2010, such commitments included the following (in thousands):

	Volume (barrels)	Value
Fixed price sales	79	$6,491
Floating price purchases	2,943	$276,224
Floating price sales	2,736	$256,588

Certain of the commitments shown in the table above relate to agreements to purchase product from a counterparty and to sell a similar amount of product (in a different location) to the same counterparty. Many of the commitments shown in the table above are cancellable by either party, as long as notice is given within the time frame specified in the agreement (generally 30 to 120 days).

10.	EMPLOYEE BENEFITS AND EQUITY-BASED COMPENSATION

We do not directly employ any persons to manage or operate our business, as these functions are performed by employees of SemGroup. At December 31, 2010, SemGroup had approximately 80 employees who were dedicated primarily to the management and operation of our business. None of these employees are represented by labor unions, and none are subject to collective bargaining agreements.

Equity-based compensation

Certain of SemGroup’s employees who support us participate in SemGroup’s equity-based compensation program. Awards under this program generally represent awards of restricted stock of SemGroup, which are subject to specified vesting periods. SemGroup charged us $0.4 million during the year ended December 31, 2010 related to such equity-based compensation. We estimate that we will record expense of $0.4 million during each of the years ending December 31, 2011 and 2012 related to equity-based awards that had been granted as of December 31, 2010. Certain additional awards were granted during first quarter 2011; we estimate that we will record expense of $0.1 million during each of 2011, 2012, and 2013 related to these new awards.

Retention awards

Certain of SemGroup’s employees who support us were granted retention awards by SemGroup. These awards will vest in December 2011, contingent on the continued service of the recipients. Each award has a specified value that will be payable either in cash or in shares of SemGroup common stock. SemGroup charged

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Notes to Combined Financial Statements

10.	EMPLOYEE BENEFITS AND EQUITY-BASED COMPENSATION, Continued

us $0.3 million during the year ended December 31, 2010 related to these awards, and we estimate that we will be charged an additional $0.4 million during the year ending December 31, 2011 related to these awards.

Defined contribution plan

Most of the employees of SemGroup who support us participate in one of SemGroup’s defined contribution plans. SemGroup charged us $0.3 million during each of the year ended December 31, 2010, the eleven months ended November 30, 2009, and the year ended December 31, 2008, for contributions made by SemGroup to this plan.

Allocated employee compensation expenses

As described in Note 12, SemGroup allocated certain corporate general and administrative expenses to us. These allocated expenses included equity-based compensation, retention awards, and defined contribution plan benefits for corporate employees, and such expenses are in addition to the expenses described above for employees who directly support our operations.

Prior to emergence

Prior to the Petition Date, certain of SemGroup’s employees who supported us participated in equity-based compensation programs. These awards were cancelled in the reorganization. Certain other employees participated in a supplemental executive retirement plan, which was terminated on December 31, 2008.

11.	SUPPLEMENTAL INFORMATION—STATEMENTS OF CASH FLOWS

The non-cash reorganization items shown on the combined statement of cash flows for the eleven months ended November 30, 2009 includes a $3.3 million allowance for uncollectable accounts, an $11.7 million loss on disposal of property, plant and equipment, and a $39.8 million gain on adjustments to liabilities subject to compromise. The non-cash reorganization items shown on the combined statement of cash flows for the year ended December 31, 2008 includes a $55.3 million allowance for uncollectable accounts, $4.6 million of accruals for contract rejection claims, and a $3.9 million goodwill impairment.

As described in Note 5, we transferred certain assets and liabilities to SemGroup on November 30, 2009, pursuant to SemGroup’s Plan of Reorganization. This non-cash activity is not reflected in our combined statement of cash flows for the eleven months ended November 30, 2009.

12.	RELATED PARTY TRANSACTIONS—SEMGROUP

Direct employee expenses

We do not directly employ any persons to manage or operate our business. These functions are performed by employees of SemGroup. SemGroup charged us $8.2 million during the year ended December 31, 2010, $0.8 million during the month ended December 31, 2009, and $7.7 million during the eleven months ended November 30, 2009, for direct employee costs. These expenses were recorded to operating expenses and general and administrative expenses in our combined statements of operations. During the year ended December 31, 2008, we recorded a credit (a reduction to expense) of $0.1 million for direct employee compensation costs. This was due to the reversal during 2008 of $10.3 million of incentive compensation expense that had been recorded during 2007 related to a discretionary cash-based incentive compensation program.

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Notes to Combined Financial Statements

12.	RELATED PARTY TRANSACTIONS—SEMGROUP, Continued

Allocated expenses

SemGroup incurs expenses to provide certain indirect corporate general and administrative services to its subsidiaries. Such expenses include employee compensation costs, professional fees and rental fees for office space, among other expenses.

In 2008 and for the eleven months ended November 30, 2009, SemGroup’s corporate general and administrative expenses were allocated to its subsidiaries based on percentages established by SemGroup management. At the beginning of each year, management estimated corporate general and administrative costs and assigned the subsidiaries a flat monthly charge of that amount. From time to time, the monthly charges were reviewed and adjusted. In addition to the flat monthly charge, the subsidiaries would also be allocated a portion of the over or under allocation of actual corporate general and administrative expense from the prior month. This monthly “true up” was based on each subsidiary’s year to date allocation as a percentage of the total year to date corporate general and administrative expense.

Beginning in December 2009, the general and administrative expenses of each corporate department have been allocated to the subsidiaries based on criteria such as actual usage, headcount, and estimates of effort or benefit. The method for allocating cost is based on the type of service being provided. For example, internal audit costs are based on an estimate of effort attributable to a subsidiary. In contrast, certain accounting department costs are allocated based on the number of transactions processed for a given subsidiary compared to the total number processed.

SemGroup charged us $4.9 million during the year ended December 31, 2010, $1.0 million during the month ended December 31, 2009, $4.1 million during the eleven months ended November 30, 2009, and $31.9 million during the year ended December 31, 2008 for such allocated costs. These expenses were recorded to general and administrative expenses in our combined statements of operations.

Allocated reorganization expenses

As described in Note 5, the reorganization items in our combined statements of operations include professional fees allocated from SemGroup of $74.6 million for the eleven months ended November 30, 2009 and $26.8 million for the year ended December 31, 2008. The reorganization items in our combined statements of operations also include employee expenses allocated from SemGroup of $1.5 million for the eleven months ended November 30, 2009 and $0.7 million for the year ended December 31, 2008.

SemGroup credit facilities

SemGroup is a borrower under a credit agreement with a total capacity of $625 million and a maturity date in June 2018. We, along with other subsidiaries of SemGroup, serve as a subsidiary guarantor under this agreement, and the agreement is secured by a lien on substantially all of our assets. SemGroup has not allocated this debt to its subsidiaries, and our combined statements of operations do not include any allocated interest expense. SemGroup did not charge us interest expense on intercompany payables during the years from 2008 through 2010.

We utilize letters of credit under SemGroup’s credit facility. At December 31, 2010, we had outstanding letters of credit of $19.2 million. Our combined statements of operations include direct charges from SemGroup for our letter of credit usage, which is reported within interest expense.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

12.	RELATED PARTY TRANSACTIONS—SEMGROUP, Continued

SemGroup’s credit agreement includes customary affirmative and negative covenants, including limitations on the creation of new indebtedness, liens, sale and lease-back transactions, new investments, making fundamental changes including mergers and consolidations, making of dividends and other distributions by SemGroup, making material changes in SemGroup’s business, modifying certain documents and maintenance of a consolidated leverage ratio and an interest coverage ratio. In addition, the credit agreement prohibits any commodity transactions that are not permitted by SemGroup’s Comprehensive Risk Management Policy.

The credit agreement includes customary events of default, including events of default relating to non-payment of principal and other amounts owing under the credit agreement from time to time, including in respect of letter of credit disbursement obligations, inaccuracy of representations and warranties in any material respect when made or when deemed made, violation of covenants, cross payment-defaults of SemGroup and its restricted subsidiaries to any material indebtedness, cross acceleration to any material indebtedness, bankruptcy and insolvency events, the occurrence of a change of control, certain unsatisfied judgments, certain ERISA events, certain environmental matters and certain assertions of or actual invalidity of certain loan documents. A default under the credit agreement would permit the participating banks to terminate commitments, require immediate repayment of any outstanding loans with interest and any unpaid accrued fees, and require the cash collateralization of outstanding letter of credit obligations.

Since emergence from bankruptcy, SemGroup has maintained compliance with the terms of its credit agreements.

Cash management

We participate in SemGroup’s cash management program. Under this program, cash we receive from customers is transferred to SemGroup on a regular basis; when we remit payments to suppliers, SemGroup transfers cash to us to cover the payments. As described Note 2, such cash transfers were recorded to intercompany accounts.

SemStream

We purchase condensate from SemStream, L.P. (“SemStream”), which is also a wholly-owned subsidiary of SemGroup. Certain of these purchases were fixed price forward purchases, which we recorded at fair value at each balance sheet date, with the unrealized gains being recorded to revenue. Our transactions with SemStream consisted of the following (amounts in thousands):

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Sales	$1,401	$—	$—	$—
Purchases	$36,811	$2,952	$26,306	$104,822

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

12.	RELATED PARTY TRANSACTIONS—SEMGROUP, Continued

SemGas

We purchase condensate from SemGas, L.P. (“SemGas”), which is also a wholly-owned subsidiary of SemGroup. Our purchases from SemGas included the following (amounts in thousands):

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Purchases	$4,427	$441	$3,239	$6,880

White Cliffs

SemGroup owned 99% of White Cliffs and controlled it until September 30, 2010. Subsequent to that date, SemGroup owns 51% of White Cliffs and exercises significant influence over it. We generated revenues from White Cliffs of $1.9 million for the year ended December 31, 2010, $0.1 million for the month ended December 31, 2009, and $0.8 million for the eleven months ended November 30, 2009.

SemCanada Crude

We conduct a crude oil marketing business in the Bakken Shale in eastern North Dakota and western Montana. For most of the time during the periods 2008 through 2010, we conducted this business along with SemCanada Crude Company (“SemCanada Crude”), which is also wholly-owned by SemGroup. SemCanada Crude purchased crude oil and sold it to us; we transported the product and sold it back to SemCanada Crude, which sold the crude to third parties. Sales to and purchases from SemCanada Crude were recorded within product revenues and costs of products sold in our consolidated statements of operations. The amounts were as follows (amounts in thousands):

	Subsequent to Emergence		Prior to Emergence
	Year Ended December 31, 2010	Month Ended December 31, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Sales	$21,526	$1,799	$141,651	$315,500
Purchases	$11,587	$—	$136,623	$210,570

During 2010, SemGroup began winding down the operations of SemCanada Crude. We have continued this marketing operation without the participation of SemCanada Crude.

Blueknight

Blueknight (formerly SemGroup Energy Partners, L.P.) was a controlled subsidiary of SemGroup until July 2008, when certain creditors exercised their option to take control of the Board of Directors of Blueknight’s general partner. These creditors also seized all of SemGroup’s ownership interests in Blueknight prior to SemGroup’s emergence from bankruptcy.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

12.	RELATED PARTY TRANSACTIONS—SEMGROUP, Continued

During the eleven months ended November 30, 2009 and the year ended December 31, 2008 we purchased crude oil transportation, terminalling, and storage services from Blueknight. During the eleven months ended November 30, 2009 we received payments from Blueknight for transition services. The amounts were as follows (in thousands):

	Prior to Emergence
	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Revenues	$1,358	$—
Purchases	$3,045	$77,995

On April 7, 2009, SemGroup and Blueknight executed definitive documentation related to the settlement of certain matters and entered into a settlement of a shared services agreement. As part of the settlement, we transferred certain property, plant and equipment and inventory to Blueknight, and Blueknight transferred certain property, plant and equipment to us. We recorded a loss of $11.7 million to reorganization items in our combined statement of operations for the eleven months ended November 30, 2009 related to these transfers.

SemEuro Supply

During the year ended December 31, 2008, we sold $25 million of crude oil to SemEuro Supply Limited, which is also a wholly-owned subsidiary of SemGroup.

13.	RELATED PARTY TRANSACTIONS—OTHER

Westback

During 2008, we entered into certain derivative arrangements with Westback Purchasing Company, L.L.C. (“Westback”), which was owned by an individual who was one of SemGroup’s officers at the time. Under this arrangement, we entered into derivative transactions with a counterparty, or NYMEX broker, at the request of Westback. The understanding of the arrangement was for us to remit to Westback any gains we generated from the derivative transactions, and for Westback to reimburse us for any losses incurred from the derivative transactions. The intended benefit of these transactions for Westback was to expand its access to derivatives markets, since counterparties and brokers would be more willing to transact with us than with Westback, due to our larger financial resources. In return, we were to receive fees from Westback for our services. We also had a similar arrangement with Westback for the purchase and sale of physical commodities.

During 2008, we concluded that it was no longer probable that we would collect reimbursement from Westback for a portion of these losses, and we recorded an allowance for uncollectable accounts of $285.5 million to operating expenses in the combined statement of operations. At the Emergence Date, as part of the reorganization process, our rights to these receivables were transferred to pre-petition creditors.

BOK Financial Corporation

One of the former officers of SemGroup served on the Board of Directors of BOK Financial Corporation (“BOK”) until July 16, 2008. Prior to SemGroup’s bankruptcy, we entered into certain commodity derivative transactions with BOK. BOK also served as trustee for one of SemGroup’s defined contribution benefit plans in which employees who support us participate.

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

13.	RELATED PARTY TRANSACTIONS—OTHER, Continued

Crude purchases

We purchased $87.2 million of crude oil during the year ended December 31, 2008 from entities owned by certain of SemGroup’s officers at this time.

Equipment leases

During 2008, an individual who was one of SemGroup’s officers at the time served on the management committee of an entity from which we leased transportation equipment. We made payments of $0.1 million to this entity during the period January 1, 2008 to July 22, 2008.

14.	CONDENSED COMBINING STATEMENTS OF OPERATIONS (Unaudited)

Our condensed combining statement of operations for the year ended December 31, 2010 is shown below (amounts in thousands):

	SemCrude	Eaglwing	Eliminations	Combined
Total revenues, including revenues from affiliates	$208,081	$—	$—	$208,081
Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation and amortization shown below	146,614	—	—	146,614
Operating	20,398	—	—	20,398
General and administrative	7,644	16	—	7,660
Depreciation and amortization	10,435	—	—	10,435

Total expenses	185,091	16	—	185,107

Operating income (loss)	22,990	(16)	—	22,974
Other expenses (income):
Interest expense	482	—	—	482
Other	(951)	(34)	—	(985)

Total other expenses (income)	(469)	(34)	—	(503)

Net income	$23,459	$18	$—	$23,477

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

14.	CONDENSED COMBINING STATEMENTS OF OPERATIONS (Unaudited), Continued

Our condensed combining statement of operations for the month ended December 31, 2009 is shown below (amounts in thousands):

	SemCrude	Eaglwing	Eliminations	Combined
Total revenues, including revenues from affiliates	$10,615	$—	$—	$10,615
Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation and amortization shown below	5,969	—	—	5,969
Operating	1,536	—	—	1,536
General and administrative	1,270	—	—	1,270
Depreciation and amortization	818	—	—	818

Total expenses	9,593	—	—	9,593

Operating income	1,022	—	—	1,022
Other expenses (income):
Interest expense	43	—	—	43
Other	(306)	—	—	(306)

Total other expenses (income)	(263)	—	—	(263)

Net income	$1,285	$—	$—	$1,285

Our condensed combining statement of operations for the eleven months ended November 30, 2009 is shown below (amounts in thousands):

	SemCrude	Eaglwing	Eliminations	Combined
Total revenues, including revenues from affiliates	$237,435	$75	$(23)	$237,487
Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation and amortization shown below	180,086	91	(23)	180,154
Operating	15,598	16	—	15,614
General and administrative	5,718	95	—	5,813
Depreciation and amortization	3,193	—	—	3,193

Total expenses	204,595	202	(23)	204,774

Operating income (loss)	32,840	(127)	—	32,713
Other expenses (income):
Interest expense	1,699	—	—	1,699
Other	(1,595)	(7)	—	(1,602)

Total other expenses (income)	104	(7)	—	97
Income (loss) before reorganization items	32,736	(120)	—	32,616
Reorganization items gain (loss), including expenses allocated from affiliates	(103,380)	3,444	—	(99,936)

Net income (loss)	$136,116	$(3,564)	$—	$132,552

ROSE ROCK MIDSTREAM PREDECESSOR

Notes to Combined Financial Statements

14.	CONDENSED COMBINING STATEMENTS OF OPERATIONS (Unaudited), Continued

Our condensed combining statement of operations for the year ended December 31, 2008 is shown below (amounts in thousands):

	SemCrude	Eaglwing	Eliminations	Combined
Total revenues, including revenues from affiliates	$3,904,624	$365,426	$(1,240,266)	$3,029,784
Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation and amortization shown below	3,892,588	1,033,272	(1,240,266)	3,685,594
Operating	13,026	285,848	—	298,874
General and administrative	31,991	1,850	—	33,841
Depreciation and amortization	2,995	—	—	2,995

Total expenses	3,940,600	1,320,970	(1,240,266)	4,021,304

Operating loss	(35,976)	(955,544)	—	(991,520)
Other expenses (income):
Interest expense	2,907	—	—	2,907
Other	(441)	(365)	—	(806)

Total other expenses (income)	2,466	(365)	—	2,101
Loss before reorganization items	(38,442)	(955,179)	—	(993,621)
Reorganization items loss, including expenses allocated from affiliates	(88,812)	(5,612)	—	(94,424)

Net loss	$(127,254)	$(960,791)	$—	$(1,088,045)

APPENDIX A

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ROSE ROCK MIDSTREAM, L.P.

EXHIBIT A    Certificate Evidencing Common Units Representing Limited Partner Interests in Rose Rock

                             Midstream, L.P.

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

ROSE ROCK MIDSTREAM, L.P.

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ROSE ROCK MIDSTREAM, L.P., dated as of [•], 2011, is entered into by and among Rose Rock Midstream GP, LLC, a Delaware limited liability company (the “General Partner”), Rose Rock Midstream Holdings, LLC, a Delaware limited liability company (“Holdings”), and Rose Rock Midstream Corporation, a Delaware corporation ( “RRMC”), together with any other Persons who are now or become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.1(b) and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under

Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period, less (b) (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to that period and (ii) the amount of any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and plus (c) (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to that period, (ii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above and (iii) any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” has the meaning assigned to such term in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or asset at the time of contribution and, in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner.

“Agreement” means this Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P., as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of:

(i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter; and

(ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter;

(b) less the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves established by Subsidiaries that are not wholly owned) to:

(i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter;

(ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party, by which it is bound or to which its assets are subject; or

(iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters;

provided, however, that the General Partner may not establish cash reserves pursuant to clause (iii) above if the establishment of such reserves would cause the Partnership to be unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and provided, further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means the board of directors or similar governing body of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Oklahoma shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means (a) any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

“Capital Improvement” means any (a) addition to or improvement or replacement of the capital assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new, capital assets (including gathering systems, pipelines, storage facilities and related or similar midstream assets) or (c) capital contribution by a Group Member to a Person in which a Group Member has, or after such capital contribution will have, directly or indirectly, an equity interest to fund such Group Member’s pro rata share of the cost of the addition to or improvement or replacement of such Person’s capital assets, or the acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new, capital assets (including gathering systems, pipelines, storage facilities and related or similar midstream assets) by such Person, in each case if and to the extent such addition, improvement, replacement, acquisition or construction is made to increase the long-term operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from the operating capacity or operating income of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction.

“Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such Contributed Property or Adjusted Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement (if such certificate is issued on or after the date hereof), (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, in each case issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” has the meaning assigned to such term in Section 4.9(a)(ii).

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commences Commercial Service” means the date a Capital Improvement is first put into or commences commercial service following completion of construction, acquisition, development or testing, as applicable.

“Commission” means the United States Securities and Exchange Commission or any successor agency having jurisdiction under the Securities Act.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed of two or more Independent Directors.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of [•], 2011, among SemGroup Corporation, the General Partner, Holdings, RRMC, the Partnership, the Operating Company and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as it may be amended, supplemented and/or restated from time to time.

“Contribution Date” means the date of the Contribution Agreement.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) [•] over (y) the aggregate number of Common Units, if any, actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) a distribution of cash in an amount equal to the aggregate amount of cash, if any, contributed by the Underwriters to the Partnership on the Option Closing Date(s) with respect to Common Units issued by the Partnership, less offering expenses, underwriting discounts and commissions and structuring fees, upon each exercise of the Over-Allotment Option in accordance with Section 5.3(c), if any

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former general partner of the Partnership from and after the effective date of any withdrawal or removal of such former general partner of the Partnership pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Disposed of Adjusted Property” has the meaning assigned to such term in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” has the meaning assigned to such term in Section 4.9(b).

“Eligible Holder” means a Limited Partner whose (a) federal income tax status is not reasonably likely to have the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii), in each case as determined by the General Partner with the advice of counsel.

“Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Excess Additional Book Basis” has the meaning assigned to such term in the definition of “Additional Book Basis Derivative Items.”

“Excess Distribution” has the meaning assigned to such term in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” has the meaning assigned to such term in Section 6.1(d)(iii)(A).

“Expansion Capital Expenditures” means cash expenditures for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction, acquisition or development of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction, acquisition or development of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund such construction-, acquisition- or development-period interest payments or distributions shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction, acquisition or development of a Capital Improvement. Expansion Capital Expenditures will include cash contributed by a Group Member to a Person in which such Group Member has, or after such contribution will have, directly or indirectly, an equity interest to be used by such Person for Capital Improvements. Where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation of such expenditures between Expansion Capital Expenditures and expenditures made for other purposes.

“FERC” means the Federal Energy Regulatory Commission, or any successor to the powers thereof.

“Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

“First Target Distribution” means 115% of the Minimum Quarterly Distribution per Unit (or, with respect to the Quarter that includes the Closing Date, it means the product of 115% of the Minimum Quarterly Distribution per Unit multiplied by a fraction, the numerator of which is the number of days in such Quarter after the Closing Date, and the denominator of which is the total number of days in such Quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units plus (b) all Partnership Interests and options, rights, warrants, phantom units and appreciation rights relating to an equity interest in the Partnership (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Rose Rock Midstream GP, LLC, a Delaware limited liability company, and any successor or permitted assign that is admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) that is evidenced in part by Notional General Partner Units and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in interest rates or commodity prices, and not for speculative purposes.

“Holder,” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Holdings” means Rose Rock Midstream Holdings, LLC, a Delaware limited liability company.

“IDR Reset Common Unit” has the meaning assigned to such term in Section 5.11(a).

“IDR Reset Election” has the meaning assigned to such term in Section 5.11(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest initially issued to the General Partner, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything to the contrary in this Agreement, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights (in such capacity, but not in any other capacity) pursuant to Section 6.4.

“Incremental Income Taxes” has the meaning assigned to such term in Section 6.9.

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates in its sole discretion as an Indemnitee for purposes of this Agreement.

“Independent Director” means any director that (a) is not an officer or employee of the General Partner, (b) is not an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than a Group Member), (c) is not a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units and awards that may be granted to such director under any long term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission promulgated thereunder and by any National Securities Exchange on which the Common Units are listed or admitted to trading.

“Ineligible Holder” has the meaning assigned such term in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Public Offering.

“Initial Limited Partners” means Holdings and RRMC (with respect to the Common Units and Subordinated Units received by them pursuant to Section 5.3(b) and Section 5.3(c), respectively), the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2(b)) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Public Offering” means the initial offering and sale of Common Units to the public (including any Common Units issued pursuant to the exercise of the Over-Allotment Option), as described in the Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the IPO Price or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales or issuances of equity interests of any Group Member (including the Common Units sold to the Underwriters in the Initial Public Offering); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal asset retirements or replacements; (d) cash received upon the termination of Hedge Contracts prior to their specified termination dates; and (e) capital contributions received by a Group Member.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures. Investment Capital Expenditures will include cash contributed by a Group Member to a Person in which such Group Member has, or after such contribution will have, directly or indirectly, an equity interest to be used by such Person for capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“IPO Price” means the price per Common Unit at which the Underwriters offered the Common Units for sale to the public as set forth on the cover page of the final prospectus filed pursuant to Rule 424(b) of the rules and regulations of the Commission with respect to the Initial Public Offering.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each Additional Limited Partner and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Article XIII and Article XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all rights and benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Article XIII and Article XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Maintenance Capital Expenditures” means cash expenditures for Maintenance Capital Projects, and shall not include Expansion Capital Expenditures and Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued (other than equity issued in the Initial Public Offering), in each case, to finance the construction, acquisition or development of a Maintenance Capital Project and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction, acquisition or development of a Maintenance Capital Project and ending on the earlier to occur of the date that such Maintenance Capital Project Commences Commercial Service and the date that such Maintenance Capital Project is abandoned or disposed of. Debt incurred or equity issued (other than equity issued in the Initial Public Offering) to fund such construction-, acquisition- or development-period interest payments or distributions shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction, acquisition or development of a Maintenance Capital Project. Maintenance Capital Expenditures will include cash contributed by a Group Member to a Person in which such Group Member has, or after such contribution will have, directly or indirectly, an equity interest to be used by such Person for Maintenance Capital Expenditures. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation of such expenditures between Maintenance Capital Expenditures and expenditures made for other purposes.

“Maintenance Capital Project” means any (a) addition to or improvement or replacement of the capital assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new, capital assets (including gathering systems, pipelines, storage facilities and related or similar midstream assets) or (c) capital contribution by a Group Member to a Person in which a Group Member has, or after such capital contribution will have, directly or indirectly, an equity interest to fund such Group Member’s pro rata share of the cost of the addition to or improvement or replacement of such Person’s capital assets, or the acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new, capital assets (including gathering systems, pipelines, storage facilities and related or similar midstream assets) by such Person, in each case if and to the extent such addition, improvement, replacement, acquisition or construction is made to maintain the long-term operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c).

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $[•] per Unit per Quarter (or with respect to the Quarter that includes the Closing Date, it means the product of such amount multiplied by a fraction, the numerator of which is the number of days in such Quarter after the Closing Date and the denominator of which is the total number of days in such Quarter)), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such statute), and any other securities exchange (whether or not registered with the Commission) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liability either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case, as determined and required by Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or series of related transactions (excluding any disposition to a member of the Partnership Group) or (b) deemed recognized by the Partnership Group pursuant to Section 5.5(d); provided, however, that the items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or series of related transactions (excluding any disposition to a member of the Partnership Group) or (b) deemed recognized by the Partnership Group pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b), if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Notional General Partner Unit” means a notional unit used solely to calculate the General Partner’s Percentage Interest. Notional General Partner Units shall not constitute “Units” for any purpose of this Agreement. There shall initially be [•] Notional General Partner Units (resulting in the General Partner’s

Percentage Interest being 2% after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance and Distribution). If the General Partner makes additional Capital Contributions pursuant to Section 5.2(c) to maintain its Percentage Interest, the number of Notional General Partner Units shall be increased proportionally to reflect the maintenance of such Percentage Interest.

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date, among SemGroup Corporation, the General Partner and the Partnership, as it may be amended, supplemented and/or restated from time to time.

“Operating Company” means Rose Rock Midstream Operating, LLC, a Delaware limited liability company, and any successors thereto.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of officers, employees and directors of the General Partner, reimbursements of expenses of the General Partner and its Affiliates, debt service payments, payments made in the ordinary course of business under Hedge Contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of a Hedge Contract, such amounts shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Hedge Contract), Maintenance Capital Expenditures and repayment of Working Capital Borrowings, subject to the following:

(a) deemed repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures when actually repaid;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, or (v) repurchases of Partnership Interests other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursement of expenses of the General Partner for such purchases; and

(d) where capital expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation of such capital expenditures between Maintenance Capital Expenditures and capital expenditures made for other purposes and, with respect to the part of such capital expenditures consisting of Maintenance Capital Expenditures, the period over which Maintenance Capital Expenditures will be deducted as an Operating Expenditure in calculating Operating Surplus.

“Operating Surplus” means, with respect to any period commencing on the Closing Date and ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of:

(i) $[•] million;

(ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5 and provided that cash receipts from the termination of a Hedge Contract prior to its specified settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract);

(iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings; and

(iv) cash distributions paid on equity issued (other than equity issued in the Initial Public Offering) to finance all or a portion of the construction, acquisition or development of a Capital Improvement or Maintenance Capital Project in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence the construction, acquisition or development of a Capital Improvement or Maintenance Capital Project and ending on the earlier to occur of the date the Capital Improvement or Maintenance Capital Project Commences Commercial Service and the date that it is abandoned or disposed of (equity issued (other than equity issued in the Initial Public Offering) to fund construction-, acquisition- or development-period interest payments on debt incurred, or construction-, acquisition- or development-period distributions on equity issued, to finance the construction, acquisition or development of a Capital Improvement or Maintenance Capital Project shall also be deemed to be equity issued to finance the construction, acquisition or development of a Capital Improvement or Maintenance Capital Project for purposes of this clause (iv)); less

(b) the sum of:

(i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period;

(ii) the amount of cash reserves established by the General Partner, or the Partnership’s proportionate share of cash reserves established by Subsidiaries that are not wholly owned, to provide funds for future Operating Expenditures; and

(iii) all Working Capital Borrowings incurred on or after the Closing Date and not repaid within twelve months after having been incurred;

provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class then Outstanding, none of the Partnership Interests of any class owned by such Person or Group shall be entitled to be voted on any matter or shall be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be

Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class or group of Partnership Interests for purposes of this Agreement or the Delaware Act); and provided, further, that the foregoing limitation shall not apply to (a) any Person or Group that acquired 20% or more of the Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (b) any Person or Group that acquired 20% or more of the Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (a), provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (c) any Person or Group that acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Rose Rock Midstream, L.P., a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude any options, rights, warrants, appreciation rights, tracking and phantom interests, and other economic interests relating to the Partnership Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per-Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Percentage Interest” means, as of any date of determination, (a) as to the General Partner Interest (calculated based upon a number of Notional General Partner Units), and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Notional General Partner Units held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of Outstanding Units and Notional General Partner Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners and/or Record Holders, apportioned among all Partners and/or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” has the meaning assigned to such term in Section 4.9(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-176260) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of Common Units in the Initial Public Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (i) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (ii) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (b) with respect to the General Partner (as holder of the Notional General Partner Units), the excess of (i) the Net Positive Adjustments of the General Partner as of the end of such period over (ii) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the Notional General Partner Units for each prior taxable period, and (c) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” has the meaning assigned to such term in Section 5.11(e).

“Reset Notice” has the meaning assigned to such term in Section 5.11(b).

“Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.5(c)(ii).

“RRMC” means Rose Rock Midstream Corporation, a Delaware corporation.

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means 125% of the Minimum Quarterly Distribution (or, with respect to the Quarter which includes the Closing Date, it means the product of 125% of the Minimum Quarterly Distribution multiplied by a fraction, the numerator of which is the number of days in such Quarter after the Closing Date, and the denominator of which is the total number of days in such Quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means, in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the Notional General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bear to the Aggregate Remaining Net Positive Adjustment as of that time, and (c) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending December 31, 2014 in respect of which:

(i) distributions of Available Cash from Operating Surplus on each of (A) the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding at the time such distributions were paid, and (B) the General Partner Interest, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date, equaled or exceeded the sum of the Minimum Quarterly Distribution for each such four-Quarter period on all Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding at the time such distributions were paid, and the related distributions on the General Partner Interest;

(ii) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of (A) the Minimum Quarterly Distribution for each such four-Quarter period on all Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (B) the related distributions on the General Partner Interest; and

(iii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter (beginning with the Quarter ending December 31, 2012) in respect of which:

(i) distributions of Available Cash from Operating Surplus on each of (A) the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding when such distributions were paid, and (B) the General Partner Interest, in each case with respect to the four-Quarter period immediately preceding such date, equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution for such four-Quarter period on all Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding at the time such distributions were paid, and the related distributions on the General Partner Interest and the corresponding Incentive Distributions; and

(ii) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution for such four-Quarter period on all Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, and the related distributions on the General Partner Interest and the corresponding Incentive Distributions; and

(iii) there are no Cumulative Common Unit Arrearages; and

(c) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) of which such Person or a Subsidiary of such Person is, at the date of determination, a general partner, but only if such Person, directly or through one or more Subsidiaries of such Person, or a combination thereof, controls such partnership at the date of determination, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such other Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Target Distributions” means each of the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution.

“Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).

“Third Target Distribution” means 150% of the Minimum Quarterly Distribution (or, with respect to the Quarter which includes the Closing Date, it means the product of 150% of the Minimum Quarterly Distribution multiplied by a fraction, the numerator of which is the number of days in such Quarter after the Closing Date and the denominator of which is the total number of days in such Quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“Transaction Documents” has the meaning assigned to such term in Section 7.1(b).

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for a class of Partnership Interests; provided that if no Transfer Agent is specifically designated for a class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated [•], 2011, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters in connection with the Initial Public Offering.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (a) Notional General Partner Units (or the General Partner Interest represented thereby) or (b) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (a) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a separate class, and at least a majority of the Outstanding Subordinated Units, voting as a separate class; and (b) after the end of the Subordination Period, at least a majority of the Outstanding Common Units, voting as a single class.

“Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d))) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an Unrestricted Person for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangements; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within 12 months other than from additional Working Capital Borrowings.

Section 1.2    Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” or words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.

The General Partner, Holdings and RRMC have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2    Name.

The name of the Partnership shall be “Rose Rock Midstream, L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “LP” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, any Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement to propose or approve the conduct by the Partnership of any business, and may, in its sole discretion, decline to propose or approve the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5    Powers.

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

(a) Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the

Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution, winding up and termination of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, Article X, Article XI or Article XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Interests issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger or conversion) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after obtaining the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by, the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8    Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business.

No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4    Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305(a) of the Delaware Act, the obligations of which are to the fullest extent permitted by law expressly replaced in their entirety by the provisions below), and except as limited by Section 3.4(b) and Section 3.4(c), each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited

Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Securities Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder;

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto; and

(iv) such other information regarding the affairs of the Partnership as the General Partner determines in its sole discretion is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(c) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF

PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.

Upon the Partnership’s issuance of Common Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Common Units being so issued. Notwithstanding anything otherwise to the contrary herein, unless the General Partner shall determine otherwise in respect of any particular class of Partnership Interests other than Common Units, such class of Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President, Senior Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent (if a Transfer Agent has been appointed for the class of Partnership Interests represented by such Certificate) or the General Partner (if no Transfer Agent has been appointed for the class of Partnership Interests represented by such Certificate), the appropriate officers of the General Partner on behalf of the Partnership shall execute, the Transfer Agent (if applicable) shall countersign, and the General Partner or the Transfer Agent (if applicable) shall deliver in exchange therefor, a new Certificate (or, if requested by the holder thereof, other evidence of the issuance of uncertificated Partnership Interests) evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute, the Transfer Agent (if applicable) shall countersign, and the General Partner or the Transfer Agent (if applicable) shall deliver a new Certificate in place of any Certificate previously issued (or, if requested by the holder thereof, other evidence of the issuance of uncertificated Partnership Interests), if the Record Holder of such Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate, or evidence of the issuance of uncertificated Partnership Interests, before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or evidence of the issuance of uncertificated Partnership Interests.

(c) As a condition to the issuance of any new Certificate, or evidence of the issuance of uncertificated Partnership Interests, under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4    Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction by which the General Partner assigns its General Partner Interest to another Person or the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, in each case (i) including a sale, assignment, gift, exchange or any other disposition by law or otherwise, (ii) excluding a pledge, encumbrance, hypothecation or mortgage and (iii) including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership or limited liability company interests, partnership interests or other ownership interests in such Partner, and the term “transfer” shall not mean any such disposition.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. Mellon Investor Services, LLC is hereby appointed as the initial Transfer Agent for the purpose of registering Common Units and transfers of such Common Units as herein provided.

(b) Neither the General Partner nor the Partnership shall recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the General Partner on behalf of the Partnership shall execute, the Transfer Agent (if applicable) shall countersign and deliver, and the General Partner or the Transfer Agent (if applicable) shall deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates (or, if requested by the holder, other evidence of the issuance of uncertificated Limited Partner Interests) evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) Upon the receipt of proper transfer instructions from the Record Holder of uncertificated Limited Partner Interests, such transfer of uncertificated Limited Partner Interests shall be recorded upon the Partnership’s register.

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law, including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to December 31, 2021, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates), (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person or (iii) is pursuant to a bona fide foreclosure by the lenders under any debt instrument with respect to which the General Partner is an obligor or guarantor.

(b) Subject to Section 4.6(c) below, on or after December 31, 2021, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or limited liability company membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.

The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval.

Section 4.8    Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Common Unit that was issued upon conversion of a Subordinated Unit shall be subject to the restrictions imposed by Section 6.7(c).

(d) The transfer of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall be subject to the restrictions imposed by Section 6.8(b).

(e) Nothing contained in this Agreement, other than Section 4.8(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(f) Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ROSE ROCK MIDSTREAM, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ROSE ROCK MIDSTREAM, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE ROSE ROCK MIDSTREAM, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). ROSE ROCK MIDSTREAM GP, LLC OR ITS SUCCESSOR, THE GENERAL PARTNER OF ROSE ROCK MIDSTREAM, L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES WITH THE ADVICE OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY OR ADVISABLE TO AVOID A SIGNIFICANT RISK OF ROSE ROCK MIDSTREAM, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES.

Section 4.9    Eligibility Certifications; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners has or is reasonably likely to have a material adverse effect on the rates that can be charged to customers by any Group Member on assets that are subject to regulation by FERC or analogous regulatory body (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of one or more Limited Partners (a “Citizenship Eligibility Trigger”);

then, (x) in the case of a Rate Eligibility Trigger, the General Partner may obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary to establish those Limited Partners whose U.S. federal income tax status does not or would not have a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, the General Partner may obtain such proof of the nationality, citizenship or other related status of the Limited Partners (or, if any Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner determines to be necessary to establish those Limited Partners whose nationality, citizenship or other related status does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Without limitation of the foregoing, the General Partner may require all Limited Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Limited Partner (any such required certificate, an “Eligibility Certificate”).

(c) If any Limited Partner fails to furnish to the General Partner an Eligibility Certificate or other requested proof of its (and its beneficial owners’) status as an Eligible Holder within thirty (30) days (or such other period as the General Partner may determine) of receipt of a request from the General Partner to furnish an Eligibility Certificate or other such proof, or if upon receipt of such Eligibility Certificate or other requested proof the General Partner determines that a Limited Partner is not an Eligible Holder (such a Partner, an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner shall be substituted for all Limited Partners that are Ineligible Holders as the Limited Partner in respect of the Ineligible Holders’ Partnership Interests.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those held by Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of his Partnership Interest (representing his right to receive his share of such distribution in kind).

(f) At any time after an Ineligible Holder can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Limited Partner and shall no longer constitute an Ineligible Holder, and the General Partner shall cease to be deemed to be the Limited Partner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.10    Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner fails to furnish an Eligibility Certificate or other information requested within thirty (30) days (or such other period as the General Partner may determine) of receipt of a request from the General Partner to furnish an Eligibility Certificate or such other information, or if upon receipt of such Eligibility Certificate or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificates evidencing the Redeemable Interests at the place specified in the notice) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificates evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Partnership Interests held by a Limited Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption; provided that the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND

ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 in exchange for a General Partner Interest equal to a 2% Percentage Interest, and has been admitted as the general partner of the Partnership, Holdings made an initial Capital Contribution to the Partnership in the amount of $970.00 in exchange for a Limited Partner Interest equal to a 97% Percentage Interest, and has been admitted as a limited partner of the Partnership, and RRMC made an initial Capital Contribution to the Partnership in the amount of $10.00 in exchange for a Limited Partner Interest equal to a 1% Percentage Interest, and has been admitted as a limited partner of the Partnership. On the Contribution Date, pursuant to and as described in the Contribution Agreement, the respective initial Capital Contributions of the General Partner, Holdings and RRMC were returned with two percent (2%), ninety-seven percent (97%) and one percent (1%), respectively, of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions.

Section 5.2    Contributions by the General Partner.

(a) On the Contribution Date, pursuant to and as described in the Contribution Agreement, Holdings contributed to the Partnership on behalf of the General Partner, as a Capital Contribution, 2% of the Interests (as defined in the Contribution Agreement), in exchange for a continuation of the General Partner’s 2% General Partner Interest and a right to receive a reimbursement for certain capital expenditures incurred with respect to the Interests.

(b) Effective upon the execution of this Agreement, the General Partner’s 2% General Partner Interest that existed immediately prior to the execution of this Agreement shall be exchanged for (i) [•] Notional General Partner Units representing a continuation of its 2% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement and (ii) the Incentive Distribution Rights.

(c) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units, Subordinated Units and Incentive Distribution Rights issued in connection with the Initial Public Offering, (ii) any Common Units issued upon conversion of Subordinated Units and (iii) Common Units issued pursuant to Section 5.11), the General Partner may, in order to maintain the Percentage Interest with respect to its General Partner Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (B) 100 less the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Limited Partners.

(a) On the Contribution Date, pursuant to and as described in the Contribution Agreement, Holdings contributed to the Partnership on behalf of itself and RRMC, as a Capital Contribution, 97% and 1%, respectively, of the Interests (as defined in the Contribution Agreement), in exchange for a continuation of their 97% and 1% Limited Partner Interests in the Partnership, respectively, and a right to receive a reimbursement for certain capital expenditures incurred with respect to the Interests.

(b) Effective upon the execution of this Agreement, Holdings’ 97% Limited Partner Interest that existed immediately prior to the execution of this Agreement shall be exchanged for (i) [•] Common Units, (ii) [•] Subordinated Units and (iii) the right to receive the Deferred Issuance and Distribution upon the earlier to occur of (A) the expiration of the Over-Allotment Option or (B) the exercise in full of the Over-Allotment Option.

(c) Effective upon the execution of this Agreement, RRMC’s 1% Limited Partner Interest that existed immediately prior to the execution of this Agreement shall be exchanged for [(i)] [•] Common Units [and (ii) [•] Subordinated Units].

(d) On the Closing Date, pursuant to and as described in the Underwriting Agreement, each Underwriter is contributing cash to the Partnership in exchange for the issuance by the Partnership of Common Units to such Underwriter, as set forth in the Underwriting Agreement.

(e) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, as set forth in the Underwriting Agreement.

(f) No Limited Partner Interests were or will be issued or issuable as of or at the Closing Date other than (i) the Common Units and Subordinated Units issued to Holdings and RRMC pursuant to subparagraphs (b) and (c) of this Section 5.3, (ii) the Common Units issued to the Underwriters as described in subparagraphs (d) and (e), if applicable, of this Section 5.3 and (iii) the Incentive Distribution Rights issued to the General Partner pursuant to subparagraph (b) of Section 5.2.

(g) No Limited Partner will be required to make any Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4    Interest on and Withdrawal of Capital Contributions.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5    Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose); provided that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined, under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) A transferee of a Partnership Interest shall succeed to a Pro Rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Common Unit that was issued upon conversion of a Subordinated Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this Section 5.5(c)(ii) apply), (A) first, the Capital Account maintained for such Person with respect to its Subordinated Units or Common Units issued upon conversion of Subordinated Units will be allocated to the Subordinated Units or Common Units issued upon conversion of Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or Common Units issued upon conversion of Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or Common Units issued upon conversion of Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or Common Units issued upon conversion of Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(iii) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), (A) first, the Capital Account maintained with respect to the Incentive Distribution Rights will be allocated to IDR Reset Common Units in an amount equal to the product of (x) the Aggregate Quantity of IDR Reset Common Units and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the holder of the Incentive Distributions Rights. In the event that there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (A) of this Section 5.5(c)(iii), the IDR Reset Common Units shall be subject to Section 6.1(d)(x)(B) and Section 6.1(d)(x)(C).

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, an issuance of Partnership Interests as consideration for the provision of services or a conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance for an amount equal to its fair market value and had been allocated to the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6    Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants, appreciation rights, tracking and phantom interests, and other economic interests relating to the Partnership Interests (including pursuant to Section 7.4(c)) for any partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest or other security authorized to be issued by the Partnership pursuant to Section 5.6(a) or Section 7.4(c) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests or other securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest or other security (including sinking fund provisions); (v) whether such Partnership Interest or other security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest or other security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants, appreciation rights, tracking and phantom interests, and other economic interests in the Partnership or relating to Partnership Interests pursuant to this Section 5.6 or Section 7.4(c); (ii) the conversion of the General Partner Interest (represented by Notional General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement;

(iii) the issuance of Common Units pursuant to Section 5.11; (iv) the admission of Additional Limited Partners; and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests or other securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or other securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7    Conversion of Subordinated Units.

(a) All of the Subordinated Units shall automatically convert into Common Units on a one-for-one basis on the expiration or termination of the Subordination Period.

(b) A Common Unit that has been issued upon conversion of a Subordinated Unit shall be subject to the provisions of Section 6.7.

Section 5.8    Limited Preemptive Right.

Except as provided in this Section 5.8 and in Section 5.2 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest or other security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests. Any determination by the General Partner whether to exercise its right pursuant to the immediately preceding sentence shall be a determination made in its individual capacity and not as the general partner of the Partnership, and such determination may be made in accordance with Section 7.9(c).

Section 5.9    Splits and Combinations.

(a) Subject to Section 5.9(e), Section 6.6 and Section 6.9, the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per-Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period) are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) If a Pro Rata distribution of Partnership Interests, or a subdivision or combination of Partnership Interests, is made as contemplated in this Section 5.9, the number of Notional General Partner Units constituting the Percentage Interest of the General Partner (as determined immediately prior to the Record Date for such distribution, subdivision or combination) shall be appropriately adjusted as of the date of payment of such distribution, or the effective date of such subdivision or combination, to maintain such Percentage Interest of the General Partner.

(d) Promptly following any such distribution, subdivision or combination, the Partnership may issue and deliver to the Record Holders of Partnership Interests as of the applicable Record Date Certificates representing the new number of Partnership Interests held by such Record Holders or evidence of the issuance of such number of uncertificated Partnership Interests, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate or uncertificated Partnership Interests, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(e) The Partnership shall not issue fractional Units or Notional General Partner Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units or fractional Notional General Partner Units but for the provisions of this Section 5.9(e), each fractional Unit or fractional Notional General Partner Unit shall be rounded to the nearest whole Unit or Notional General Partner Unit (and a 0.5 Unit or Notional General Partner Unit shall be rounded to the next higher Unit or Notional General Partner Unit).

Section 5.10    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Delaware Act.

Section 5.11    Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, exercisable at its option at any time when there are no Subordinated Units Outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) determined by dividing (i) the average of the aggregate cash distributions made by the Partnership in respect of the Incentive Distribution Rights for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority in interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior written concurrence of the General Partner that the conditions described in the immediately preceding sentence have been satisfied. The Percentage Interest of the General Partner, with respect to the General Partner Interest, after the issuance of the Aggregate Quantity of IDR Reset Common Units shall equal the Percentage Interest of the General Partner, with respect to the General Partner Interest, prior to the issuance of the Aggregate Quantity of IDR Reset Common Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in order to maintain its Percentage Interest in connection therewith and shall be issued an additional number of Notional General Partner Units as is required to maintain such Percentage Interest at the time the IDR

Reset Common Units are issued. The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause each of the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the Aggregate Quantity of IDR Reset Common Units and, if applicable, the number of IDR Reset Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive their respective share of the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of IDR Reset Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such IDR Reset Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice, and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Target Distributions shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) The IDR Reset Common Units shall be subject to the provisions of Section 6.8(b).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) and the Net Termination Gain allocated to the General Partner pursuant to Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for the current and all previous taxable periods; and

(ii) The balance, if any, (x) to the General Partner in accordance with its Percentage Interest, and (y) to all Unitholders, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x).

(b) Net Loss. After giving effect to the special allocations set forth in Section 6.1(d), Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period shall be allocated as follows:

(i) First, to the General Partner and the Unitholders, Pro Rata; provided, however, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated:

(A) First, to the General Partner until the aggregate of the Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) and the Net Income allocated to the General Partner pursuant to Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for all previous taxable periods;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) being referred to herein as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to the General Partner and all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) being referred to herein as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) being referred to herein as the “Second Liquidation Target Amount”);

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) (the sum of (1) and (2) being referred to herein as the “Third Liquidation Target Amount”); and

(G) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G).

(ii) Except as otherwise provided by Section 6.1(c)(iii), Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

(C) Third, to the General Partner and the Unitholders, Pro Rata; provided, however, that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(ii)(C) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit in its Adjusted Capital Account); and

(D) Fourth, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner and the Unitholders, Pro Rata; provided, however, that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(B) The balance, if any, to the General Partner.

(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), any subsequent Net Termination Gain deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(iv)(A) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(B);

(B) Second, to the General Partner and the Unitholders, Pro Rata, until the aggregate Net Termination Gain allocated pursuant to this Section 6.1(c)(iv)(B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(A); and

(C) The balance, if any, pursuant to the provisions of Section 6.1(c)(i).

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then (1) there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution; and (2) the General Partner shall be allocated gross income and gain with respect to each such Excess Distribution in an amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time when the Excess Distribution occurs by (y) a percentage equal to 100% less the General Partner’s Percentage Interest at the time when the Excess Distribution occurs, times (bb) the total amount allocated in clause (1) above with respect to such Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), the remaining items of Partnership income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (x) the number of Final Subordinated Units held by such Partner and (y) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (x) the Aggregate Quantity of IDR Reset Common Units and (y) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Account for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (x) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (y) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (z) amend the provisions of this Agreement as appropriate (1) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (2) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d)), the

General Partner shall allocate such Additional Book Basis Derivative Items (1) to the holders of Incentive Distribution Rights and the General Partner to the same extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 5.5(d) and (2) to all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to any Unitholders pursuant to Section 5.5(d).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) or an allocation of Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balances of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(D) For purposes of this Section 6.1(d)(xii), the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under this Agreement. Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections Section 6.1(d)(xii)(A)-(C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to End of Subordination Period. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit, then items of income, gain, loss and deduction for the taxable period that includes the Liquidation Date (and, if necessary, items arising in previous taxable periods to the extent the General Partner determines such items may be so allocated), shall be specially allocated among the Partners in the manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2    Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Except as described in Section 6.3(b) or Section 6.3(c), within 45 days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date following the Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash distributed by the Partnership to the Partners following the Closing Date pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not be required to make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all assets received during or after the Quarter in which the Liquidation Date occurs[, other than from Working Capital Borrowings,] shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4    Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise contemplated by Section 5.6 in respect of other Partnership Interests or other securities issued pursuant thereto:

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Common Unit;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6 in respect of additional Partnership Interests or other securities issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, that if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5    Distributions of Available Cash from Capital Surplus.

Available Cash with respect to any Quarter ending on or after the Closing Date that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Unitholders, Pro Rata, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6    Adjustment of Target Distribution Levels.

(a) The Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Target Distributions shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Target Distribution by a fraction, the numerator of which is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution, and the denominator of which is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

(b) The Target Distributions shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7    Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to the Common Units issued upon conversion of such Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such Common Units issued upon conversion of such Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x)(A), Section 6.7(b) and Section 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Common Unit that was issued upon conversion of a Subordinated Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) A Unitholder holding a Common Unit that was issued upon the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are evidenced by Certificates) or evidence of the issuance of uncertificated Common Units, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder, until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Section 5.5(c)(ii), Section 6.1(d)(x)(A) and Section 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8    Special Provisions Relating to the Holders of Incentive Distribution Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (i) shall (A) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (B) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (ii) shall not (A) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (B) be entitled to any distributions other than as provided in Section 6.4(a)(v), Section 6.4(a)(vi), Section 6.4(a)(vii), Section 6.4(b)(iii), Section 6.4(b)(iv), Section 6.4(b)(v), and Section 12.4 or (C) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

(b) A Unitholder holding an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are evidenced by Certificates) or evidence of the issuance of uncertificated Common Units, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder, until such time as the General Partner determines, based on advice of counsel, that each such IDR Reset Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.8(b), the General Partner may take whatever steps are required to provide economic uniformity to such IDR Reset Common Units in preparation for a transfer of such IDR Reset Common Units, including the application of Section 5.5(c)(iii), Section 6.1(d)(x)(B), or Section 6.1(d)(x)(C); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.9    Entity-Level Taxation.

If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, after giving effect to which a Group Member becomes subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Target Distributions to take account of the income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Target Distributions shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and powers to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things, on such terms, as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including (A) the financing of the conduct of the operations of the Partnership Group, (B) subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members), (C) the repayment or guarantee of obligations of any Group Member and (D) the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, acquisition of an interest in, or contribution of property or making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation, the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants, appreciation rights, tracking or phantom interests or other economic interests in the Partnership or relating to Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests or is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, any Group Member Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2    Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3    Restrictions on the General Partner’s Authority.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of the holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4    Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation, employment benefits and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the General Partner or the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. Any allocation of expenses to the Partnership by Affiliates of the General Partner in a manner consistent with past business practices and, in the case of assets regulated by FERC, then applicable accounting and allocation methodologies generally permitted by FERC for rate-making purposes (or in the absence of then-applicable methodologies permitted by FERC, consistent with the most-recently applicable methodologies), shall be deemed to be fair and reasonable to the Partnership.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests or options, rights, warrants, appreciation rights, tracking or phantom interests or other economic interests in the Partnership or relating to Partnership Interests), or cause the Partnership to issue Partnership Interests or other securities in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees, officers and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or other securities that the General Partner or such Affiliates are obligated to provide to any employees, officers and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or other securities purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section  4.6.

Section 7.5    Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of any Affiliate of the General Partner.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner. None of the Group Members, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for any Unrestricted Person (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) no Unrestricted Person shall have any obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for any Group Member shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member; provided that such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may, but shall be under no obligation to, borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party, or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party, by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner in its sole discretion. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise, by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7    Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and its having acted (or refrained from acting) in such capacity; provided, however, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and provided, further, that no indemnification pursuant to this Section 7.7 shall be available to the General Partner, any of its Affiliates or any other Indemnitee (other than a Group Member) with respect to its obligations pursuant to the Omnibus Agreement. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending or preparing to defend against any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) Notwithstanding Section 7.7(a) and Section 7.7(b), the Partnership shall be required to indemnify and advance expenses to an Indemnitee in connection with any action, suit or proceeding commenced by such Indemnitee only if the commencement of such action, suit or proceeding by such Indemnitee was authorized by the General Partner in its sole discretion.

(d) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, or as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(e) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, any such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(f) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by such Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(g) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(h) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(i) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators, and shall not be deemed to create any rights for the benefit of any other Persons.

(j) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal, with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8    Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners, any other Person who acquires an interest in a Partnerhip Interest or any other Person who is bound by this Agreement for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal. Each Limited Partner, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, on its own behalf and on behalf of the Partnership, waives, to the fullest extent permitted by law, any and all rights to claim punitive damages or damages based upon the federal or state income taxes paid or payable by any such Limited Partner or other Person.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner (in its individual capacity or its capacity as general partner, a limited partner or the holder of Incentive Distribution Rights) or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, or any duty hereunder or stated or implied by law or equity or otherwise, if the resolution of or course of action taken with respect to such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of or course of action taken with respect to such conflict of interest to seek Special Approval or Unitholder approval of such resolution or course of action, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. Notwithstanding any other provision of this Agreement or any provision of applicable law, if Special Approval is sought or obtained, then it shall be conclusively deemed that, in making its decision, the Conflicts Committee acted in good faith, and if neither Special Approval nor Unitholder approval is sought or obtained and the Board of Directors determines that the resolution of or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, when making any determination in connection with the resolution of or course of action taken with respect to a conflict of interest, the Conflicts Committee and the Board of Directors shall be authorized in connection with such determination to consider any and all factors as the Board of Directors or the Conflicts Committee, as applicable, deems to be relevant or appropriate under the circumstances and shall have no duty or obligation to consider any other factors. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, the existence of the conflicts of interest described in the Registration Statement and any actions of the General Partner taken in connection therewith are hereby approved by all Partners and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.

(b) Whenever the General Partner, the Board of Directors or any committee thereof (including the Conflicts Committee) makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner or other Indemnitee causes it to do so, in the General Partner’s capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliate or Indemnitee shall make such determination, take or decline to take such other action or cause the General Partner to do so in good faith, and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise existing at law, in equity or otherwise. A determination, other action or failure to act by the General Partner, the Board of Directors or any committee thereof (including the Conflicts Committee) will be deemed to be in “good faith” if the General Partner, the Board of Directors or such committee subjectively believed that such determination, other action or failure to act was in, or not opposed to, the interests of the Partnership. In any proceeding brought by the Partnership, any Limited Partner, any Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such determination, other action or failure to act, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or failure to act was not in good faith.

(c) Whenever the General Partner (including the Board of Directors or any committee thereof) makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner or any other Indemnitee causes it to do so, (i) under any provision that permits or requires a determination to be made in its “discretion” or “sole discretion,” regardless of whether it is acting in its capacity as the general partner of the Partnership or in its individual capacity or (ii) in its individual capacity as opposed to in its capacity as the general partner of the Partnership, in any case, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner (including the Board of Directors or any committee thereof) or such Affiliate or Indemnitee, to the fullest extent permitted by law, shall not be subject to any duty or obligation (fiduciary or otherwise) to the Partnership, any Partner or any other Person and shall be entitled to consider only such interests and factors as it desires, including its own interests and the interests of its Affiliates, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Partnership, the Partners, or any other Person, and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement or otherwise existing at law, in equity or otherwise. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner” or “at its option,” or some variation of those phrases, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, refrains from voting or transferring its Partnership Interests, exercises or refrains from exercising its right to acquire Partnership Interests or otherwise acts in its capacity as a Limited Partner or holder of Partnership Interests (other than its General Partner Interest not represented by Notional General Partner Units), it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity or in its “discretion” or “sole discretion” may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and the other Indemnitees shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner or any other Indemnitee, except as may be provided in contracts entered into from time to time specifically dealing with such use.

(f) The Limited Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner, the Board of Directors or any committee thereof pursuant to this Section 7.9.

(g) No borrowing by any Group Member or the approval thereof shall be deemed to constitute a breach of any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever, of the General Partner or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or any other Indemnitee (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners, (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units or (iii) hasten the ability of the holder or holders of the Incentive Distribution Rights to make an IDR Reset Election.

Section 7.10    Other Matters Concerning the General Partner.

(a) The General Partner may rely upon, and shall be protected in acting upon or refraining from acting based upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of any such Person as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11    Purchase or Sale of Partnership Interests.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Article IV and Article X.

Section 7.12    Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner, but excluding any individual who is an Affiliate of the General Partner based on such individual’s status as an officer, director or employee of the General Partner or an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided, further, that if the General Partner determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone or suspend the filing of such registration statement or the effectiveness thereof for a period of not more than six months; provided, however, that the Partnership shall not exercise such right to postpone or suspend the filing of such registration statement or the effectiveness thereof more than once in any twelve-month period. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers and directors, each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests held by any Indemnified Person were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein (if applicable, in the light of the circumstances in which they were made) not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or any free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

(g) The Partnership may enter into separate registration rights agreements with the General Partner or any of its Affiliates.

Section 7.13    Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Section 7.14     Modification of Duties.

Except as expressly set forth in this Agreement, none of the General Partner, the Board of Directors, any committee thereof or any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership, any Limited Partner, any Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement. Notwithstanding any other provision of this Agreement, to the extent that any provision of this Agreement (i) replaces, restricts or eliminates the duties (including fiduciary duties) that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner, its Affiliates, the Board of Directors, any committee thereof or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, or (ii) constitutes a waiver or consent by the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement to any such replacement, restriction or elimination, such provision is hereby approved by the Partnership, all the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2    Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system, or any successor system, and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2    Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners.

Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3    Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4    Withholding.

(a) The General Partner may treat taxes paid by the Partnership on behalf of all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Holdings, RRMC and the Underwriters as described in Article V in connection with the Initial Public Offering, such parties shall automatically be admitted to the Partnership as Limited Partners in respect of the Common Units, Subordinated Units and/or Incentive Distribution Rights issued to them.

(b) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, except as provided in Section 4.9 or Section 7.11, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to it when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred or issued, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that it has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected on the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2    Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or Section 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3    Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), Section 11.1(a)(v), Section 11.1(a)(vi)(A), Section 11.1(a)(vi)(B), Section 11.1(a)(vi)(C) or Section 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at or before 12:00 a.m., Central Time, on December 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 a.m., Central Time, on December 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal, the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall, upon admission pursuant to Section 10.2, automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the Partnership is continued without dissolution pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2    Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a separate class, and a majority of the Outstanding Subordinated Units (if any Subordinated Units are then Outstanding), voting as a separate class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3    Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the Partnership is continued without dissolution pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the Partnership is continued without dissolution pursuant to Section 12.2, prior to the date the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities) incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (and its Affiliates, if applicable) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (and its Affiliates, if applicable) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled in respect of its General Partner Interest. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (a) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis (provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x) and Section 6.7(c)), (b) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (c) the General Partner will have the right to convert its General Partner

Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.

Section 11.5    Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.

The Partnership shall not be dissolved by the admission of Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a), unless a successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) there being no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.

Upon an Event of Withdrawal caused by (a) the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or Section 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), Section 11.1(a)(v) or Section 11.1(a)(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing, effective as of the date of the Event of Withdrawal, as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3    Liquidator.

Upon dissolution of the Partnership, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5    Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the winding up of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8    Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT;

MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole (or any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect (except as permitted by subsection (g) hereof); provided, however, that for purposes of determining whether an amendment satisfies the requirements of this Section 13.1(d)(i), the General Partner may in its sole discretion disregard any adverse effect on any class or classes of Partnership Interests the holders of which have approved such amendment pursuant to Section 13.3(c); (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which any class of Partnership Interests are or will be listed or admitted to trading; (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9; or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, as set forth in an Opinion of Counsel, to prevent the Partnership, the General Partner or the General Partner’s directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with (i) the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants, appreciation rights, tracking or phantom interests or other economic interests in the Partnership or relating to Partnership Interests pursuant to Section 5.6, or (ii) the implementation of the provisions of Section 5.11;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures.

Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the requirements contained in this Section 13.2. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, or any other Person bound by this Agreement and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 and Section 13.3, the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system, or any successor system, and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3    Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of the Partners) holding a specified Percentage Interest required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of, in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced, or the affirmative vote of Partners whose aggregate Percentage Interest constitutes not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under the Delaware Act or the applicable partnership law of any other state under the laws of which the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4    Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Partnership Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Partnership Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (i) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (ii) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7    Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transaction of any business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if they had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.

The holders of a majority, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that in the aggregate represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or amendment to this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement. In the absence of a quorum any meeting of Partners may be adjourned from time to time by the affirmative vote of Partners with at least a majority, by Percentage Interest, of the Partnership Interests entitled to vote at such meeting (including Partnership Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if consented to in writing or by electronic transmission by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been or would have been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not consented. The General Partner may specify that any written ballot, if any, submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by a Limited Partner, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, any written approvals or approvals transmitted by electronic transmission shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite Percentage Interest acting by written consent or consent by electronic transmission without a meeting.

Section 13.12    Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Partnership Interests on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Partnership Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Partnership Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Partnership Interests.

(b) With respect to Partnership Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Interests are registered, such other Person shall, in exercising the voting rights in respect of such Partnership Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Partnership Interests on behalf of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1    Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2    Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement and, in declining to consent to a merger, consolidation or conversion, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests, securities or rights of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any equity interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) that the holders of such equity interests, securities or rights are to receive in exchange for, or upon conversion of their equity interests, securities or rights, and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.5 or a later date specified in or determinable in accordance with the Merger Agreement (provided that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity interests or other rights or securities of the converting entity for, or into, cash, property, rights, securities or interests of the converted entity, or, in addition to or in lieu thereof, cash, property, rights, securities or interests of another entity;

(v) in an attachment or exhibit, the certificate of conversion;

(vi) in an attachment or exhibit, the articles of incorporation or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners.

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or the Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or the Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of the holders of a greater percentage of the Outstanding Units or of any other class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.5, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger, conveyance or conversion other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger, conveyance or conversion, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger, conveyance or conversion is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than the Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4    Amendment of Partnership Agreement.

Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section  14.4 shall be effective at the effective time or date of the merger or consolidation.

Section 14.5     Certificate of Merger or Certificate of Conversion.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.6    Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert or be in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests in and to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior Partners without any need for substitution of parties; and

(vi) the Partnership Units or other rights, securities or interests of the Partnership that are to be converted into cash, property, rights, securities or interests in the converted entity, or rights, securities or interests in any other entity, as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class or classes (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of such Limited Partner Interests (including the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates) in exchange for payment of the purchase price, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any such Limited Partner Interest shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) therefor, without interest, upon surrender to the Transfer Agent of such Limited Partner Interests (including the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates), and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner, its Affiliate or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2    Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Third-Party Beneficiaries.

Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8    Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement (a) immediately upon affixing its signature hereto, (b) in the case of the General Partner and the holders of Limited Partner Interests outstanding immediately prior to the closing of the Initial Public Offering, immediately upon the closing of the Initial Public Offering, without the execution hereof, or (c) in the case of a Person acquiring a Limited Partner Interest pursuant to Section 10.1(b), immediately upon the acquisition of such Limited Partner Interest, without execution hereof.

Section 16.9    Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities of the Partnership, among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of duty (including any fiduciary duty) owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to or to interpret or enforce any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine, shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding;

(iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or of any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided that nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

Section 16.10    Invalidity of Provisions.

If any provision or part of a provision of this Agreement is or becomes, for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11    Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner and each other Person bound by the provisions of this Agreement shall be bound by the results of such action.

Section 16.12    Facsimile Signatures.

The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Partnership Interests is expressly permitted by this Agreement.

IN WITNESS WHEREOF, the General Partner has executed this Agreement as of the date first written above.

GENERAL PARTNER:

ROSE ROCK MIDSTREAM GP, LLC

By:
Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as limited partners of the Partnership without execution hereof pursuant to Section 10.1(b).

[Signature Page — First Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P.]

EXHIBIT A

to the Second Amended and Restated

Agreement of Limited Partnership of

Rose Rock Midstream Partners, L.P.

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Rose Rock Midstream, L.P.

Certificate No.	Number of Common Units:

In accordance with Section 4.1 of the Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Rose Rock Midstream, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that             (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ROSE ROCK MIDSTREAM, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN-APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ROSE ROCK MIDSTREAM, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE ROSE ROCK MIDSTREAM, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). ROSE ROCK MIDSTREAM GP, LLC OR ITS SUCCESSOR, THE GENERAL PARTNER OF ROSE ROCK MIDSTREAM, L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES WITH THE ADVICE OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY OR ADVISABLE TO AVOID A SIGNIFICANT RISK OF ROSE ROCK MIDSTREAM, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by the terms of the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Rose Rock Midstream, L.P.

Countersigned and Registered by:	By:	Rose Rock Midstream GP, LLC, its General Partner

By:
as Transfer Agent and Registrar	Title:

By:	By:
Authorized Signature	Title:

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties	_Custodian
(Cust) (Minor)
JT TEN — as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

FOR VALUE RECEIVED,                                                   hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

                    Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                     as its attorney-in-fact with full power of substitution to transfer the same on the books of Rose Rock Midstream, L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15		(Signature)

(Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration.

APPENDIX B

Glossary of Terms

barrel: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bpd: One stock tank barrel per day.

condensate: A natural gas liquid with a low vapor pressure, mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

Mcf: One thousand cubic feet.

MMBbls: One million barrels.

MMcf/d: One million cubic feet per day.

NGLs: Natural gas liquids. The combination of ethane, propane, normal butane, iso-butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX: New York Mercantile Exchange.

play: A proven geological formation that contains commercial amounts of hydrocarbons.

receipt point: The point where production is received by or into a gathering system or transportation pipeline.

throughput: The volume of natural gas transported or passing through a pipeline, plant, terminal or other facility during a particular period.

wellhead: The equipment at the surface of a well used to control the well’s pressure; also, the point at which the hydrocarbons and water exit the ground.

WTI: West Texas Intermediate, a type of crude oil commonly used as a price benchmark.

B-1

Rose Rock Midstream, L.P.

             Common Units

Representing Limited Partner Interests

Prospectus

                    , 2011

Barclays Capital

Citigroup

Deutsche Bank Securities

UBS Investment Bank

Baird

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions and structuring fees) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$21,029
FINRA filing fee	18,613
NYSE listing fee	125,000
Printing and engraving expenses	500,000
Fees and expenses of legal counsel	2,000,000
Accounting fees and expenses	210,000
Transfer agent and registrar fees	5,000
Miscellaneous	10,358

Total	$2,890,000

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Rose Rock Midstream, L.P.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Rose Rock Midstream, L.P. and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

Rose Rock Midstream GP, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

•	any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

•

any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

•	any person designated by our general partner.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Item 15.	Recent Sales of Unregistered Securities.

On August 5, 2011, in connection with the formation of Rose Rock Midstream, L.P., we issued (i) the 2.0% general partner interest in us to Rose Rock Midstream GP, LLC for $20, (ii) a 0.1% limited partner interest in us to Rose Rock Midstream Corporation for $1 and (iii) a 97.9% limited partner interest in us to Rose Rock Midstream Holdings, LLC for $979, in each case in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Limited Partnership of Rose Rock Midstream, L.P.

3.2**	Agreement of Limited Partnership of Rose Rock Midstream, L.P.

3.3	Form of First Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P.

3.4**	Certificate of Formation of Rose Rock Midstream GP, LLC.

3.5**	Limited Liability Company Agreement of Rose Rock Midstream GP, LLC.

3.6	Form of Amended and Restated Limited Liability Company Agreement of Rose Rock Midstream GP, LLC.

3.7	Form of Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (included as Appendix A to the Prospectus).

5.1	Opinion of Andrews Kurth LLP as to the legality of the securities being registered.

8.1	Form of opinion of Andrews Kurth LLP relating to tax matters.

10.1

Credit Agreement, dated November 10, 2011, among Rose Rock Midstream, L.P., as borrower, The Royal Bank of Scotland PLC, as administrative agent and collateral agent, the other agents party thereto and the lenders and issuing banks party thereto.

10.2	Form of Contribution, Conveyance and Assumption Agreement.

10.3	Form of Long-Term Incentive Plan.

10.3.1	Form of Restricted Unit Award Agreement (Employees).

10.3.2	Form of Restricted Unit Award Agreement (Directors).

10.3.3	Form of Phantom Unit Award Agreement.

10.4*	Form of Omnibus Agreement.

Exhibit Number	Description

10.5**	Employment Agreement, dated as of November 30, 2009, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski (incorporated by reference to Exhibit 10.11 the Registration Statement on Form 10 of SemGroup Corporation (File No. 001-34736) filed on May 6, 2010).

10.6**	Letter Amendment dated March 18, 2010, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski, amending the Employment Agreement dated as of November 30, 2009 (incorporated by reference to Exhibit 10.12 the Registration Statement on Form 10 of SemGroup Corporation (File No. 001-34736) filed on May 6, 2010).

10.7**	Form of Severance Agreement between SemGroup Corporation and each of its executive officers other than Norman J. Szydlowski and David B. Gorte (incorporated by reference to Exhibit 10.13 the Registration Statement on Form 10 of SemGroup Corporation (File No. 001-34736) filed on July 23, 2010).

10.8**†	Crude Oil Storage Services Agreement, dated effective February 1, 2009, by and between SemCrude, L.P. and Gavilon, LLC.

10.9**†	First Amendment to Crude Oil Storage Services Agreement, dated effective May 1, 2009.

10.10**†	Second Amendment to Crude Oil Storage Services Agreement, dated effective October 1, 2009, by and between Gavilon, LLC and SemCrude, L.P.

10.11**†	Third Amendment to Crude Oil Storage Services Agreement, dated May 4, 2010, by and between Gavilon, LLC and SemCrude L.P.

10.12**†	Fourth Amendment to Crude Oil Storage Services Agreement, dated effective as of October 7, 2011, by and between SemCrude, L.P. and Gavilon, LLC.

10.13	Form of Rose Rock Midstream GP, LLC Board of Directors Compensation Plan.

21.1	List of subsidiaries of Rose Rock Midstream, L.P.

23.1	Consent of BDO USA, LLP.

23.2	Consent of Andrews Kurth LLP (contained in Exhibit 5.1).

23.3	Consent of Andrews Kurth LLP (contained in Exhibit 8.1).

23.4	Consent of director nominee.

24.1**	Power of attorney.

*	To be filed by amendment.
**	Previously filed.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Rose Rock Midstream GP, LLC, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Rose Rock Midstream GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The undersigned registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on November 18, 2011.

Rose Rock Midstream, L.P.

By:	Rose Rock Midstream GP, LLC, its general partner

	By:	/s/ Robert N. Fitzgerald
	Name:	Robert N. Fitzgerald
	Title:	Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date
* Norman J. Szydlowski	Chief Executive Officer and President (Principal Executive Officer) and Director	November 18, 2011

* Peter L. Schwiering	Chief Operating Officer and Director	November 18, 2011

/s/ Robert N. Fitzgerald Robert N. Fitzgerald	Senior Vice President, Chief Financial Officer and Director (Principal Financial Officer)	November 18, 2011

* Timothy O’Sullivan	Vice President and Director	November 18, 2011

* Paul Largess	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	November 18, 2011

*By:	/s/ Robert N. Fitzgerald
Robert N. Fitzgerald Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Limited Partnership of Rose Rock Midstream, L.P.

3.2**	Agreement of Limited Partnership of Rose Rock Midstream, L.P.

3.3	Form of First Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P.

3.4**	Certificate of Formation of Rose Rock Midstream GP, LLC.

3.5**	Limited Liability Company Agreement of Rose Rock Midstream GP, LLC.

3.6	Form of Amended and Restated Limited Liability Company Agreement of Rose Rock Midstream GP, LLC.

3.7	Form of Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (included as Appendix A to the Prospectus).

5.1	Opinion of Andrews Kurth LLP as to the legality of the securities being registered.

8.1	Form of opinion of Andrews Kurth LLP relating to tax matters.

10.1

Credit Agreement, dated November 10, 2011, among Rose Rock Midstream, L.P., as borrower, The Royal Bank of Scotland PLC, as administrative agent and collateral agent, the other agents party thereto and the lenders and issuing banks party thereto.

10.2	Form of Contribution, Conveyance and Assumption Agreement.

10.3	Form of Long-Term Incentive Plan.

10.3.1	Form of Restricted Unit Award Agreement (Employees).

10.3.2	Form of Restricted Unit Award Agreement (Directors).

10.3.3	Form of Phantom Unit Award Agreement.

10.4*	Form of Omnibus Agreement.

10.5**

Employment Agreement, dated as of November 30, 2009, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski (incorporated by reference to Exhibit 10.11 the Registration Statement on Form 10 of SemGroup Corporation (File No. 001-34736) filed on May 6, 2010).

10.6**

Letter Amendment dated March 18, 2010, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski, amending the Employment Agreement dated as of November 30, 2009 (incorporated by reference to Exhibit 10.12 the Registration Statement on Form 10 of SemGroup Corporation (File No. 001-34736) filed on May 6, 2010).

10.7**

Form of Severance Agreement between SemGroup Corporation and each of its executive officers other than Norman J. Szydlowski and David B. Gorte (incorporated by reference to Exhibit 10.13 the Registration Statement on Form 10 of SemGroup Corporation (File No. 001-34736) filed on July 23, 2010).

10.8**†	Crude Oil Storage Services Agreement, dated effective February 1, 2009, by and between SemCrude, L.P. and Gavilon, LLC.

10.9**†	First Amendment to Crude Oil Storage Services Agreement, dated effective May 1, 2009.

10.10**†	Second Amendment to Crude Oil Storage Services Agreement, dated effective October 1, 2009, by and between Gavilon, LLC and SemCrude, L.P.

10.11**†	Third Amendment to Crude Oil Storage Services Agreement, dated May 4, 2010, by and between Gavilon, LLC and SemCrude L.P.

10.12**†	Fourth Amendment to Crude Oil Storage Services Agreement, dated effective as of October 7, 2011, by and between SemCrude, L.P. and Gavilon, LLC.

10.13	Form of Rose Rock Midstream GP, LLC Board of Directors Compensation Plan.

21.1	List of subsidiaries of Rose Rock Midstream, L.P.

23.1	Consent of BDO USA, LLP.

23.2	Consent of Andrews Kurth LLP (contained in Exhibit 5.1).

23.3	Consent of Andrews Kurth LLP (contained in Exhibit 8.1).

23.4	Consent of director nominee.

24.1**	Power of attorney.

*	To be filed by amendment
**	Previously filed.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.